
SUPERVALU
Fiscal 2007



# A National Retail Powerhouse

On June 2, 2006, SUPERVALU completed its acquisition of premier retail properties of Albertson's, Inc., solidifying the company's place as one of the country's largest grocery retailers in the United States.

Today, our shoppers know us by our regional and national banners, which span nearly 2,500 stores under some of the most enviable brands in the market. This expansive retail footprint is supported by an industry-leading supply chain network that serves company-owned and independent retailers from coast-to-coast and border-to-border.

SUPERVALU operates in some of the nation's largest and most densely populated urban areas, including Boston, Chicago, Los Angeles, Philadelphia and Washington D.C. Serving a broad demographic spectrum demands that SUPERVALU is a flexible, dynamic retailer that is in tune with cultural and customer trends and responsive to local demands.

Ultimately it's all about serving our customers better than anyone else can. Our nearly 200,000 associates across the country commit to this promise with passion and urgency every single day in our offices, stores and distribution centers.

## Today we hold leading market positions in highly desirable urban markets across the United States



Spokane
#2 MARKET POSITION
Fargo
#1 MARKET POSITION
Boise
#1 MARKET POSITION
Billings
#1 MARKET POSITION
Minneapolis/ St. Paul
#1 MARKET POSITION
Portland
#3 MARKET POSITION
Chicago
#1 MARKET POSITION
Boston/ New England
#2 MARKET POSITION
Las Vegas
#1 MARKET POSITION
Philadelphia/ New Jersey
#1 MARKET POSITION
Washington D.C./ Baltimore
#3 MARKET POSITION
Los Angeles
#2 MARKET POSITION
Southern California
#2 IN ORANGE COUNTY; #2 IN SAN DIEGO MARKET POSITION
Virginia Beach/Norfolk
#2 MARKET POSITION
Cincinnati
#3 MARKET POSITION
Salt Lake City
#2 MARKET POSITION
St. Louis
#2 MARKET POSITION




SUPERVALU

Dear SUPERVALU Shareholder,



**Jeff Noddle**
Chairman &
Chief Executive Officer

This year's letter will reach a larger shareholder audience than ever before in SUPERVALU's 137-year history. With the completion of our acquisition of the premier retail properties of Albertson's, Inc. last June, SUPERVALU created a strong new business platform – securing a future with excellent growth opportunities. We remain ever steadfast in our commitment to be responsible stewards of your investment in our company.

Our new business model now represents a national food and drug retail and supply chain powerhouse with a footprint that spans the United States. With the addition of the Acme, Albertsons Southern California and Intermountain West, Bristol Farms, Lucky, Sav-on, Shaw's, Star and Jewel-Osco brands to our multi-format retail portfolio, we are now positioned as a national player and can take advantage of our retail scale. With nearly 80 percent of SUPERVALU's total sales now coming from our retail store network of approximately 2,500 stores, we have significantly reshaped SUPERVALU. And, we are one of the largest grocery supply chain operations in the country, serving nearly 5,000 retail endpoints across the country. A strong supply chain backbone helps to ensure our success - and that of our independent retail customers - in the markets where we do business.

In the midst of directing SUPERVALU's transformational changes, we are focused on creating a company that is the **best place to work, the best place to shop and the best place to invest** in our industry. To help measure our progress, we are using four milestones that guide our decisions, strategies and initiatives, and our culture of service. In this letter, I will share these milestones with you, tell you why they are important to our sustained success, and provide insight into how we are supporting them.

**Milestone #1 – Delivering the Economics**

In Fiscal 2007 SUPERVALU reported $37.4 billion in sales compared to $19.9 billion in fiscal 2006, and we reported $2.32 diluted earnings per share compared to $1.46 last year. This strong performance included:

- immediate double-digit earnings accretion from the acquisition,
- record results in both retail and supply chain, and
- improved retail sales trends, as measured by identical store sales.

The momentum of the past year paves the way for future success.


Net Sales (in Billions)
$37.4
$19.9*
$10.6
Retail
Supply Chain Services
$9.2
$9.4
Fiscal 2006
Fiscal 2007

*Does not add due to rounding


Reported Diluted Earnings Per Share
$2.32
$1.46
Fiscal 2006
Fiscal 2007

We could not have delivered these results without the hard work of our committed management team and the nearly 200,000 associates in our stores, warehouses and offices.

Delivering the economic benefits of the new SUPERVALU is key to creating the best place to invest in our industry.

**Milestone #2 - Serving our Customers**

Our second milestone is serving our customers through superior standards of excellence throughout our organization. By emphasizing service across our operations, we are focused on the most critical component to our sustained success: our customer.

A vital underpinning to serving our customers is to always work to better understand their needs. To best respond to changing demographics and consumer wants, our local management and our marketing and merchandising teams are harnessing trend data and consumer insight to ensure our regional brands are responding to customer's expectations. This is an important step to becoming more customer centric - whether it's a focus on natural and organic foods, the convenience of home meal replacement, or expanded pharmacy services. SUPERVALU is becoming a smarter retailer - not just a larger one.

Raising the bar on our store offerings, shopping experience and in-store service levels is also an important focus. Examples of this include:

- Remodeling programs that will enable us to implement innovative merchandising and marketing programs.
- Locally driven programs to keep us relevant in our communities.
- Our stores are continuing to roll out innovative customer service programs focused on superior in-store and front-end experiences.

With these types of initiatives in place and a passionate focus on store conditions and customer-centric amenities, we are constantly working to ensure that our shoppers see our stores as the "best place to shop" in their respective markets.

**Milestone #3 - Investing in our Fleet**

Our third milestone is a commitment to investing in our store network. With increasing industry consolidation and more choices for the consumer than ever before, we believe that grocery retail success will be driven by companies that update store fleets, operate best-in-class infrastructures and have sufficient cash flow for operational investment. Our commitment to investing in our network sets the stage for SUPERVALU to be an industry leader.

**Total Store Network**


2,473
1,381
Fiscal 2006
Fiscal 2007

During Fiscal 2007 we invested a majority of our $1 billion capital program in our retail stores, which included 72 major store remodels, 34 new grocery stores and 73 new limited assortment grocery stores. We are striving to achieve an important benchmark of having 80 percent of our stores new or newly remodeled within the last seven years. In Fiscal 2008, we will invest approximately $1.2 billion across our entire company.

Our recently introduced and highly versatile Premium Fresh & Healthy new store and remodel program - which consists of a series of customizable store modules - is just beginning to take root across our network. Modules are being applied appropriately for individual banners and demographic situations, all with a focus on making it easy and convenient to shop for wholesome meals. Examples of these modules include Wild Harvest, a natural/organic store within a store; and Shop the World, an international grocery module catering to ethnic demographics and to customers looking for variety.

An important partner in enhancing our store offerings is our supply chain - the backbone to our retail network. We continue to make investments to ensure that we are best-in-class. A particularly exciting example of this is our T-squared technology initiative. This next-generation logistics and material-handling technology for pallet storage and retrieval will be fully operational in one distribution facility later this year – with plans for another installation on the East Coast.

**Milestone #4 - Creating a New Company Culture**

The driving goal behind this milestone is to make SUPERVALU the best place to work in our industry.

Our associates are customer-focused, passionate about the grocery business and committed to delivering our customers the best possible shopping experience.

By involving our associates in the process of building this new culture, we are creating teams of experts throughout the company that bring new and innovative ideas to serving the millions of customers that walk through our doors every day. Our associates are a key factor in achieving the goals and potential of the new SUPERVALU.

We are well on our way to creating the company culture that ensures our future success.

**A Bright Future**

We have the right strategy and the right teams in place to deliver sustained success. We are very excited about "Year Two" of the new SUPERVALU as we focus on initiatives designed to grow sales, leverage our scale, improve our financial flexibility and maintain our strong history of dividends. I am confident that the full potential of the New SUPERVALU will continue to emerge in the years ahead.

The transformation of SUPERVALU during the course of the past year has been nothing short of stellar, and I am honored to continue to lead SUPERVALU through this important next year.

**Jeff Noddle**

Chairman & Chief Executive Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended February 24, 2007**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ________ to ________**

**Commission file number: 1-5418**

# SUPERVALU INC.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **41-0617000**<br>(I.R.S. Employer Identification No.) |
| **11840 Valley View Road**<br>**Eden Prairie, Minnesota**<br>(Address of principal executive offices) | **55344**<br>(Zip Code) |

**Registrant's telephone number, including area code: (952) 828-4000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $1.00 per share | New York Stock Exchange |
| Preferred Share Purchase Rights | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and nonvoting stock held by non-affiliates of the registrant as of September 9, 2006 was approximately $6,103,035,102 (based upon the closing price of registrant's Common Stock on the New York Stock Exchange on September 8, 2006).

As of April 20, 2007, there were 210,100,317 shares of the issuer's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of registrant's definitive Proxy Statement filed for the registrant's 2007 Annual Meeting of Stockholders are incorporated by reference into Part III, as specifically set forth in Part III.

**SUPERVALU INC.**

**Annual Report on Form 10-K**

**TABLE OF CONTENTS**

# PART I

## ITEM 1. BUSINESS

### General Developments

SUPERVALU is one of the largest companies in the United States grocery channel. SUPERVALU conducts its retail operations under three retail food store formats: combination stores (defined as food and drug), food stores and limited assortment food stores. SUPERVALU operates these stores under the following banners: Albertsons, Save-A-Lot, Shaw's Supermarkets, Jewel-Osco, Acme Markets, Shoppers Food & Pharmacy, Cub Foods, Farm Fresh, Lucky, Shop 'n Save, Scott's, Star Markets, Bristol Farms, bigg's, Hornbacher's and Sunflower Market. As of the close of the fiscal year, the Company conducted its retail operations through 2,478 stores, including 858 licensed limited assortment stores. Store counts are adjusted throughout for the planned sale of 18 Scott's stores and the sale or closure of 10 Jewel-Osco stores in the Milwaukee area. SUPERVALU also provides supply chain services, including food distribution and related logistics support services primarily across the United States retail grocery channel. As of the close of the fiscal year, the Company served as the primary grocery supplier to approximately 2,200 stores, in addition to its own regional banner store network, as well as serving as secondary grocery supplier to approximately 400 stores.

All dollar and share amounts in this Annual Report on Form 10-K are in millions, except per share data and where otherwise noted.

On June 2, 2006 (the "Acquisition Date"), the Company acquired New Albertson's, Inc. ("New Albertsons") consisting of the core supermarket businesses (the "Acquired Operations") formerly owned by Albertson's, Inc. ("Albertsons") operating under the banners of Acme Markets, Bristol Farms, Jewel-Osco, Shaw's Supermarkets, Star Market, the Albertsons banner in the Intermountain, Northwest and Southern California regions, the related in-store pharmacies under the Osco and Sav-On banners, 10 distribution centers, certain regional offices and certain corporate offices in Boise, Idaho; Glendale, Arizona and Salt Lake City, Utah (the "Acquisition"). The Acquisition greatly increased the size of the Company. Fiscal 2007 Net sales increased to $37,406 from $19,864 in fiscal 2006. The Acquisition also greatly increased the relative size of the Company's Retail food segment compared to its Supply chain services segment. In fiscal 2007, our Retail food segment represented 74.9 percent of the Company's Net sales and 90.3 percent of the Company's Operating earnings, compared to 53.5 percent and 61.8 percent, respectively, in fiscal 2006.

SUPERVALU is focused on retail growth through targeted new store development, remodel activities, licensee growth and acquisitions. During fiscal 2007, the Company acquired 1,117 stores through the Acquisition, added 73 new stores through new store development and closed 75 stores, 47 of which were acquired through the Acquisition. The Company's plans also include leveraging its distribution operations by providing logistics and service solutions to its independent retail customers through an increasingly efficient supply chain.

The Company makes available free of charge at its internet website (www.supervalu.com) its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the "SEC"). Information on the Company's website is not deemed to be incorporated by reference into this Annual Report on Form 10-K. The Company will also provide its SEC filings free of charge upon written request to Investor Relations, SUPERVALU INC., P.O. Box 990, Minneapolis, MN 55440.

SUPERVALU INC., a Delaware corporation, was organized in 1925 as the successor to two wholesale grocery firms established in the 1870's. The Company's principal executive offices are located at 11840 Valley View Road, Eden Prairie, Minnesota 55344 (Telephone: 952-828-4000). Unless the discussion in this Annual Report on Form 10-K indicates otherwise, all references to the "Company" or "SUPERVALU" relate to SUPERVALU INC. and its majority-owned subsidiaries.

Additional description of the Company's business is found in Part II, Item 7 of this Annual Report on Form 10-K.

### Financial Information About Reportable Segments

The Company's business is classified by management into two reportable segments: Retail food and Supply chain services. Retail food operations include three Retail food store formats: combination stores, food stores and limited assortment food stores. The Retail food operations include results of food stores owned and results of sales to limited assortment food stores licensed by the Company. Supply chain services operations include results of sales to affiliated food stores, mass merchants and other customers, and logistics arrangements. Management utilizes more than one measurement and multiple views of data to assess segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the consolidated financial statements. The financial information concerning the Company's operations by reportable segment for the fiscal years ended February 24, 2007, February 25, 2006 and February 26, 2005 is contained on page F-6.

### Retail Food

**Overview.** At February 24, 2007, the Company conducted its Retail food operations through a total of 2,478 retail stores, including 858 licensed Save-A-Lot stores. The Company's principal Retail food formats include combination stores, food stores and limited assortment food stores. Its branded positions enable the Company to operate in a variety of markets under widely differing competitive circumstances. The Company's combination and food stores are supplied by 11 dedicated distribution centers and 11 distribution centers that are part of the Supply chain services segment supplying both Company-owned and third party retail stores. The Company holds the number one or number two market position in many large and growing markets.

**Combination Stores.** The combination stores combine a grocery and a drug store under one roof. Most of these stores include a complete grocery offering, prescription drugs and expanded sections of cosmetics and general merchandise, in addition to specialty departments such as service seafood and meat, bakery, service delicatessen, liquor, floral and in-store banks. These product and service offerings allow easy, one-stop shopping. As of February 24, 2007, the Company operated 876 combination stores under the Albertsons, Sav-On, Jewel-Osco, Shaw's Supermarkets, Acme Markets, Cub Foods, Shoppers Food & Pharmacy, Farm Fresh, Shop 'n Save, bigg's and Star Market banners. Typical combination stores carry about 50,000 items and average approximately 60,000 square feet.

**Food Stores.** The food stores focus their product and service offerings primarily on food departments and generally include many of the same product and service offerings as combination stores, but on a more limited basis and without a pharmacy. As of February 24, 2007, the Company operated 412 food stores under the Albertsons, Shaw's Supermarkets, Acme Markets, Shoppers Food & Pharmacy, Shop 'n Save, Bristol Farms, Jewel, Star Market, Farm Fresh, Hornbacher's, Lucky and Cub Foods banners. Typical food stores carry about 40,000 items and average approximately 40,000 square feet.

**Limited Assortment Food Stores.** The Company operates 332 limited assortment stores including 328 under the Save-A-Lot banner and 4 under the Sunflower Market banner. The Company licenses 858 Save-A-Lot stores to independent operators. Save-A-Lot stores are supplied from 15 dedicated distribution centers. Save-A-Lot holds the number one market position, based on revenues, in the extreme value grocery-retailing sector. Save-A-Lot food stores typically are approximately 15,000 square feet in size, and stock approximately 1,400 high volume food items generally in a single size for each product sold, as well as a limited offering of general merchandise items. At a Save-A-Lot store, the majority of the food products offered for sale are custom branded products. The specifications for the Save-A-Lot custom branded product emphasize quality and characteristics that the Company believes are comparable to national brands. The Company's attention to the packaging of

Save-A-Lot custom branded product has resulted in the Company registering a number of its custom labels. The Company opened its first Sunflower Market in fiscal 2006 to focus on the growing market for value-priced natural and organic products.

**Principal Markets.** Albertsons stores operate primarily in Southern California, the Northwestern and Intermountain United States and Southern Nevada. Shaw's Supermarkets and Star Market stores operate throughout New England and the Boston metropolitan area. Jewel-Osco operates primarily in the Chicago metropolitan area. Acme Markets operates primarily in the Philadelphia metropolitan area, including the surrounding areas in Delaware, Maryland and New Jersey. Shoppers Food & Pharmacy operates in the Washington D.C. and Baltimore markets. Cub Foods operates primarily in the Minneapolis/St. Paul markets. Farm Fresh operates primarily in the Richmond and Hampton Roads areas of Virginia. Shop 'n Save operates primarily in the St. Louis market. Bristol Farms operates primarily in Southern California. bigg's operates in the Cincinnati market. Hornbacher's operates in the Fargo market. Lucky operates primarily in Las Vegas and Southern California. Save-A-Lot operates primarily in the Midwest, east of the Mississippi, along the eastern seaboard from Maine to Florida, and Texas. Sunflower Market operates in Indianapolis, Chicago and Columbus, Ohio.

### Supply Chain Services

**Overview.** The Company provides supply chain services, including distribution and related logistics and support services to retailers for food and non-food products and is the largest public company food wholesaler in the nation. At February 24, 2007, the Company was affiliated with approximately 2,200 stores as their primary grocery supplier, in addition to the Company's own regional banner store network, and approximately 400 additional stores as a secondary grocery supplier. The Company's distribution customers include single and multiple grocery store independent operators, regional and national chains, mass merchants and the military. Such customers are located in 48 states, and range in size from small convenience stores to 200,000 square foot supercenters. The Company also offers third party logistics solutions through its subsidiary, Total Logistics, Inc. and its Advantage Logistics operations. These operations provide customers with a suite of logistics services, including warehouse management, transportation, procurement, contract manufacturing and logistics engineering and management services.

**Logistics Network.** The Company has established a network of strategically located distribution centers utilizing a multi-tiered logistics system. The network includes facilities that carry slow turn or fast turn groceries, perishables, general merchandise and health and beauty care products. The network comprises 24 distribution facilities, 11 of which supply Company-owned retail stores in addition to third party retail stores.

The Company believes that its multi-tiered distribution network increases buying scale, improves operating efficiencies and lowers costs of operations. The Company is continuing to work on business initiatives that will deliver lower costs of operations. Deliveries to retail stores are made from the Company's distribution centers by company-owned trucks, third party independent trucking companies or customer-owned trucks. In addition, the Company provides certain facilitative services between its independent retailers and vendors related to products that are delivered directly by suppliers to retail stores under programs established by the Company. These services include sourcing, invoicing and payment services.

### Our Own Brands

Our Own Brands are produced to the Company's specifications by many suppliers and compete in categories throughout all strategic areas of its stores including natural and organic, dairy, health and beauty, and frozen foods. Our Own Brands are organized into three distinct tiers: premium brands, including essensia™ and Wild Harvest™, offer unique, premium quality products in highly competitive categories; first tier brands, including Flavorite™, Richfood™, equaline™, HomeLife™, Albertsons™, Acme™ and Shaw's provide shoppers quality national brand equivalent products at a competitive price; and value brands, including Shopper's Value™ and Good Day™ offer budget conscious consumers a quality alternative to national brands at substantial savings.

## Products

The Company offers a wide variety of food and non-food products, including groceries, meats, dairy products, frozen foods, deli, bakery, fresh fruits and vegetables, health and beauty aids, general merchandise, seasonal items and tobacco products. Such products include national and regional brands, the Company's own lines of private label products and the private label products of its independent customers. The Company believes that it has adequate and alternative sources of supply for most of its purchased products.

## Trademarks

The Company offers some customers the opportunity to franchise a concept or license a service mark. This program helps the customer compete by providing, as part of the franchise or license program, a complete business concept, group advertising, private label products and other benefits. The Company is the franchisor or licensor of certain service marks such as CUB FOODS, SAVE-A-LOT, SENTRY, FESTIVAL FOODS, COUNTY MARKET, SHOP 'N SAVE, NEWMARKET, FOODLAND, JUBILEE, SUPERVALU and SUPERVALU PHARMACIES.

In connection with the Acquisition, the Company entered into a trademark license agreement with Albertson's LLC, the purchaser of the non-core supermarket business of Albertsons, under which Albertson's LLC may use legacy Albertsons trademarks, such as ALBERTSONS, SAV-ON and LUCKY. Under the trademark license agreement Albertson's LLC is also allowed to enter into sublicense agreements with transferees of Albertson's LLC stores, which allows such transferees to use many of the same legacy Albertsons trademarks.

The Company registers a substantial number of its trademarks/service marks in the United States Patent and Trademark Office, including many of its private label product trademarks and service marks. U.S. trademark and service mark registrations are generally for a term of 10 years, renewable every 10 years as long as the trademark is used in the regular course of trade. The Company considers certain of its trademarks and service marks to be of material importance to its Retail food and Supply chain services businesses and actively defends and enforces such trademarks and service marks.

## Working Capital

At February 24, 2007, working capital consisted of $4,638 in current assets, calculated after adding back the LIFO reserve of $178, and $4,705 in current liabilities. Normal operating fluctuations in these balances can result in changes to cash flow from operations presented in the consolidated statements of cash flows that are not necessarily indicative of long-term operating trends. There are no unusual industry practices or requirements relating to working capital items.

## Competition

The Company's Retail food and Supply chain services businesses are highly competitive. The Company believes that the success of its Retail food and Supply chain services businesses are dependent upon the ability of the Company's Retail food operations, and the retail food stores with whom it is affiliated as a supplier, to compete successfully with other retail food stores. Principal competition comes from regional and national chains operating under a variety of formats that devote square footage to selling food (i.e. combination food and drug stores, food stores, limited assortment food stores, membership warehouse clubs, dollar stores, drug stores, convenience stores, various formats selling prepared foods, and other specialty and discount retailers), as well as from independent food store operators. The Company believes that the principal competitive factors that face its owned stores, as well as the stores owned by retailers it supplies, include the location and image of the store; the price, quality and variety of products; and the quality and consistency of service.

The traditional distribution component of the Company's Supply chain services business competes directly with a number of food wholesalers. The Company believes it competes in this supply chain on the basis of product price, quality and assortment, schedule and reliability of deliveries, the range and quality of services provided, service fees and the location of distribution facilities. The Company's third party logistics business competes nationwide in a highly fragmented marketplace, which includes a number of large international and domestic companies, as well as many smaller, more regional competitors. The Company believes that it competes in this business on the basis of warehousing and transportation logistics expertise, cost and the ability to offer both asset and non-asset based solutions as well as to design and manage a customer's entire supply chain.

**Employees**

At February 24, 2007, the Company had approximately 191,400 employees. Approximately 117,000 employees are covered by collective bargaining agreements. During fiscal 2007, 33 collective bargaining agreements covering approximately 25,500 employees were re-negotiated. During fiscal 2007, 25 collective bargaining agreements covering approximately 1,600 employees expired without their terms being re-negotiated. Negotiations are expected to continue with the bargaining units representing the employees subject to those agreements. During fiscal 2008, 69 collective bargaining agreements covering approximately 43,200 employees will expire, including an agreement concerning approximately 23,700 employees in Southern California. With this level of negotiations, the Company will be focused on ensuring competitive cost structures in each market while meeting its employees' needs for good wages and affordable health care. The Company believes that it has generally good relations with its employees.

**EXECUTIVE OFFICERS OF THE COMPANY**

The following table provides certain information concerning the executive officers of the Company as of April 25, 2007.

| Name | Age | Present Position | Year Elected to Present Position | Other Positions Recently Held With The Company Or Albertsons |
|---|---|---|---|---|
| Jeffrey Noddle | 60 | Chairman of the Board of Directors and Chief Executive Officer | 2005 | Director, Chief Executive Officer and President, 2001-2005 |
| Michael L. Jackson | 53 | President and Chief Operating Officer | 2005 | Executive Vice President/President and Chief Operating Officer, Distribution Food Companies, 2001-2005 |
| David L. Boehnen | 60 | Executive Vice President | 1997 | |
| Janel S. Haugarth | 51 | Executive Vice President; President and Chief Operating Officer, Supply Chain Services | 2006 | Senior Vice President; President and Chief Operating Officer, Supply Chain Services, 2005-2006; President, Northern Region, 2000-2005 |
| John H. Hooley | 55 | Executive Vice President; President, Retail East | 2002 | Executive Vice President; President, Retail Foods, 2002-2006 |
| Pamela K. Knous | 53 | Executive Vice President and Chief Financial Officer | 1997 | |
| Duncan C. Mac Naughton | 44 | Executive Vice President, Merchandising and Marketing | 2006 | Executive Vice President, Merchandising, Albertsons, Inc., 2003-2006 (1) |
| David E. Pylipow | 49 | Executive Vice President, Human Resources and Communications | 2006 | Senior Vice President, Human Resources, 2004-2006; Senior Vice President, Human Resources and Management Services, Save-A-Lot, 2000-2004 |
| Kevin H. Tripp | 52 | Executive Vice President, President of Retail Midwest | 2006 | Executive Vice President, Drug Operations and President, Drug Store Division, Albertsons, Inc., 2002-2006 (1) |
| Paul L. Singer | 53 | Senior Vice President and Chief Information Officer | 2006 | (2) |
| Sherry M. Smith | 45 | Senior Vice President, Finance | 2002 | Senior Vice President, Finance and Treasurer, 2002-2005 |
| Peter J. Van Helden | 46 | Senior Vice President; President of Retail West | 2006 | President and CEO, California Division, Albertsons, Inc., 2004-2006; President, Jewel Osco Division, Albertsons, Inc., 1999-2004 (1) |
| Adrian J. Downes | 43 | Group Vice President and Controller | 2006 | Group Vice President and Controller, Albertsons, Inc., 2004-2006; Principal Accounting Officer, Albertsons, Inc., 2005-2006 (1)(3) |

(1) As part of the acquisition of Albertsons on June 2, 2006 each of these individuals became corporate officers of the Company as of the close of the acquisition.

(2) Previously Senior Vice President and Chief Information Officer, Target Corporation, 2000-2005.

(3) Previously Vice President and Controller of The GAP, Inc. 2002-2004 and Senior Director of Corporate Reporting of The GAP, Inc. 2000-2002.

The term of office of each executive officer is from one annual meeting of the directors until the next annual meeting of directors or until a successor for each is elected. There are no arrangements or understandings between any executive officer of the Company and any other person pursuant to which any executive officer was selected as an officer of the Company. There are no family relationships between or among any of the executive officers of the Company.

Each of the executive officers of the Company has been in the employ of the Company or its subsidiaries for more than five consecutive years, except Duncan C. Mac Naughton, Kevin H. Tripp, Paul L. Singer, Peter J. Van Helden and Adrian J. Downes.

## ITEM 1A. RISK FACTORS

Various risks and uncertainties could affect our business. Any of the risks described below or elsewhere in this Annual Report on Form 10-K or our other SEC filings could have a material impact on our business, financial condition or results of operations. It is not possible to predict or identify all risk factors. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also impair our business operations. Therefore, the following is not intended to be a complete discussion of all potential risks or uncertainties.

**General economic conditions affecting the food industry may affect our business.**

The Retail food and Supply chain services segments are sensitive to a number of economic conditions that may affect our businesses such as: (i) food and drug price inflation or deflation, (ii) softness in national and local economies, (iii) increases in energy costs and commodity prices, (iv) changes in interest rates, (v) the availability of favorable credit and trade terms, and (vi) other economic conditions that may affect consumer spending or buying habits. Any one or more of these economic conditions can affect our retail sales, the demand for products we distribute to our retailer customers, our operating costs and other aspects of our businesses.

**Various operating factors may affect our business plans or costs of operations.**

The operation of our businesses may be affected by a number of factors, such as: (i) changes in business plans, operations, results and prospects, (ii) potential delays in the development, construction or start-up of planned projects, (iii) labor relations, (iv) changes in operating conditions and costs, including fuel price increases, (v) the level of capital resources required for future acquisitions, operations or debt reduction, (vi) difficulties in developing, maintaining or upgrading information technology systems as needed, and (vii) the outcomes of negotiations with partners, governments, suppliers, unions, customers or others, any one or more of which can affect our operating costs, plans for the opening or remodeling of stores, acquisitions and other aspects of our businesses.

**Unfavorable outcomes in legal, governmental or administrative proceedings or disputes, or unfavorable changes in government regulations or accounting standards may affect our businesses and operating results.**

Unfavorable outcomes in litigation, governmental or administrative proceedings or other disputes may result in significant liability to the Company and affect our profitability or impose restrictions on the manner in which we conduct our business. Our businesses are also subject to various federal, state and local laws and regulations with which we must comply. Our inability to timely obtain permits, comply with government regulations or make capital expenditures required to maintain compliance with governmental regulations may affect our ability to open new stores or expand existing facilities, which could adversely impact our business operations and prospects. Changes in applicable laws and regulations that impose additional requirements or restrictions on the manner in which we operate our businesses could increase our operating costs. In addition, changes in accounting standards could impact our financial statements.

**We face a high level of competition in the retail food and supply chain services businesses, which could adversely affect our financial performance.**

The industries in which we compete are extremely competitive. Our Retail food business faces competition from regional and national chains operating under a variety of formats that devote square footage to selling food (i.e. combination food and drug stores, food stores, limited assortment food stores, membership warehouse clubs, dollar stores, drug stores, convenience stores, various formats selling prepared foods, and other specialty and discount retailers), as well as from independent food store operators in the markets where we have retail operations. The Company's third party logistics business competes nationwide in a highly fragmented marketplace, which includes a number of large international and domestic companies, as well as many smaller, more regional competitors.

Both the Retail food and Supply chain services businesses are subject to competitive practices that may affect: (i) the prices at which we are able to sell products at our retail locations, (ii) sales volume, (iii) the ability of our distribution customers to sell products we supply, which may affect future orders, (iv) changes in demographics and consumer preferences, and (v) our ability to attract and retain customers. In addition, the nature and extent of consolidation in the retail food and food distribution industries could affect our competitive position or that of our distribution customers in the markets we serve.

**Threats or potential threats to security or food safety may adversely affect our business.**

Wartime activities, threats or acts of terror, data theft, information espionage, or other criminal activity directed at the grocery or drug store industry, the transportation industry, or computer or communications systems, including security measures implemented in recognition of actual or potential threats, could increase security costs, adversely affect our operations, or impact consumer behavior and spending and customer orders. Other events that give rise to actual or potential food contamination, drug contamination, or food-borne illness could have an adverse effect on our operating results.

**Severe weather and natural disasters can adversely impact the areas in which we conduct business.**

Severe weather conditions such as hurricanes or tornadoes, as well as other natural disasters, could damage our properties, adversely impact the areas in which we conduct our business or the suppliers from whom we obtain products or otherwise cause disruptions to operations or affect our supply chain efficiencies. In addition, unseasonably adverse climatic conditions that impact growing conditions and the crops of food producers may adversely affect the availability or cost of certain products within the grocery supply chain.

**If we fail to combine our businesses with the businesses we acquired from Albertsons in a successful and timely manner, it could have a material adverse effect on our business, financial condition or results of operations.**

We may not be able to realize the synergies, business opportunities and growth prospects anticipated in connection with the Acquisition. We may experience increased competition that limits our ability to expand our business, we may not be able to capitalize on expected business opportunities including retaining our current customers, assumptions underlying estimates of expected cost savings may be inaccurate or general industry and business conditions may deteriorate. In addition, combining certain operations of our Company with the Acquired Operations has required significant effort and expense. Personnel have left and may continue to leave or be terminated because of the Acquisition. Our management may have its attention diverted as it continues to combine certain operations of both companies. If these factors limit our ability to combine such operations successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies expected to result from the Acquisition, may not be met. If such difficulties are encountered or if such synergies, business opportunities and growth prospects are not realized, it could have a material adverse effect on our business, financial condition and results of operations.

**The obligation to provide transition support services to the purchasers of the non-core supermarket operations of Albertsons could adversely affect our financial performance.**

In connection with the Acquisition, we entered into a Transition Services Agreement ("TSA") with the purchaser of the non-core supermarket business of Albertsons. That agreement is structured to provide us payments from the purchaser to cover the historical costs of providing support services to the operations. There is no assurance that the payments will be sufficient to cover our costs of providing the services or that we will be able to reduce our costs as fast as those payments may decrease during the terms of the TSA. Our management may have its attention diverted while trying to provide the services required by the TSA and the TSA may otherwise limit our ability to achieve the synergies and other cost savings anticipated in the Acquisition. Disputes in connection with the TSA could lead to reductions in the payments due to us under the agreement or unanticipated costs that could adversely affect our financial performance.

**We have a lower debt coverage ratio as a result of the Acquisition, which will decrease our business flexibility and increase our borrowing costs.**

As a result of the Acquisition we have a significantly lower debt coverage ratio than before the Acquisition. The lower debt coverage, as compared to that which has existed on a historical basis, will have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions and increasing borrowing costs. Our debt no longer has an investment-grade rating.

**Escalating costs of providing employee benefits and other labor relations issues may lead to labor disputes and disruption of our businesses.**

Potential work disruptions from labor disputes may affect sales at our stores as well as our ability to distribute products. A significant number of our employees are subject to collective bargaining agreements, and a majority of those employees are participants in multi-employer health and pension plans. The costs of providing benefits through such plans have escalated rapidly in recent years. Based upon information available to us, we believe that certain of these multi-employer plans are underfunded. The underfunding was caused by the cost of benefits exceeding contributions and investment returns. Contributions to these plans may continue to increase and the benefit levels and other issues may continue to create collective bargaining challenges, which could increase our costs and materially affect our financial condition and results of operations.

Approximately 117,000 of the Company's employees are covered by collective bargaining agreements. There can be no assurance that the Company will be able to negotiate the terms of any expiring or expired agreement in a manner acceptable to the Company. Therefore, potential work disruptions from labor disputes could result, which may affect sales and earnings. If we are unable to control health care, pension and wage costs, or gain operational flexibility under our collective bargaining agreements, we may experience increased operating costs and an adverse impact on future results of operations.

**If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessments, our operating results could be adversely affected.**

We use a combination of insurance and self-insurance to provide for potential liabilities for workers' compensation, automobile and general liability, property insurance and employee health care benefits. We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Any actuarial projection of losses concerning workers' compensation and general and automobile liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

Some of the many sources of uncertainty in our reserve estimates include changes in benefit levels, medical fee schedules, medical utilization guidelines, vocation rehabilitation and apportionment. If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessments, our operating results could be adversely affected.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

### Retail Food

The Company's stores are located in 40 states. The table below is a summary of the corporate retail stores by state including the principal retail formats and retail distribution centers in the Retail food segment as of February 24, 2007:

| | Combination Stores (a) | Food Stores (b) | Limited Assortment Food Stores (c) | Total Food Stores | Distribution Centers (d) | Fuel Centers (e) |
|---|---|---|---|---|---|---|
| Alabama | — | — | 1 | 1 | — | — |
| Arkansas | — | — | 1 | 1 | — | — |
| California | 147 | 122 | 15 | 284 | 3 | 8 |
| Connecticut | 18 | 4 | 7 | 29 | — | — |
| Delaware | 7 | 6 | 5 | 18 | — | 1 |
| Florida | — | — | 78 | 78 | 1 | — |
| Georgia | — | — | 15 | 15 | 1 | — |
| Idaho | 29 | 5 | — | 34 | 1 | 16 |
| Illinois | 167 | 27 | 17 | 211 | 3 | 27 |
| Indiana | 6 | — | 1 | 7 | 1 | 1 |
| Iowa | 1 | 2 | 1 | 4 | — | — |
| Kansas | — | — | 2 | 2 | — | — |
| Kentucky | 1 | — | — | 1 | 1 | — |
| Louisiana | — | — | 9 | 9 | 1 | — |
| Maine | 15 | 8 | — | 23 | 1 | — |
| Maryland | 26 | 22 | 14 | 62 | 1 | 1 |
| Massachusetts | 39 | 53 | 9 | 101 | 1 | — |
| Minnesota | 39 | 2 | — | 41 | — | 4 |
| Mississippi | — | — | 4 | 4 | — | — |
| Missouri | 21 | 4 | 19 | 44 | 2 | — |
| Montana | 21 | 11 | — | 32 | — | 5 |
| Nevada | 19 | 23 | — | 42 | — | 9 |
| New Hampshire | 19 | 17 | — | 36 | — | — |
| New Jersey | 36 | 21 | 9 | 66 | — | — |
| New York | — | — | 8 | 8 | 1 | — |
| North Carolina | 1 | — | — | 1 | — | 1 |
| North Dakota | — | 7 | — | 7 | — | 1 |
| Ohio | 11 | — | 36 | 47 | 1 | — |
| Oregon | 33 | 16 | 2 | 51 | 2 | 13 |
| Pennsylvania | 41 | 12 | 27 | 80 | 1 | 1 |
| Rhode Island | 7 | 7 | 3 | 17 | — | — |
| South Carolina | — | — | 3 | 3 | — | — |
| Tennessee | — | — | 5 | 5 | 1 | — |
| Texas | — | — | 27 | 27 | 1 | — |
| Utah | 44 | 2 | — | 46 | 1 | 8 |
| Vermont | 6 | 13 | 1 | 20 | — | — |
| Virginia | 54 | 10 | 10 | 74 | — | 8 |
| Washington | 59 | 18 | 1 | 78 | — | 16 |
| Wisconsin | 7 | — | 2 | 9 | 1 | — |
| Wyoming | 2 | — | — | 2 | — | — |
| Total | 876 | 412 | 332 | 1,620 | 26 | 120 |
| Retail Square Footage (000's): | | | | | | |
| Owned (f) | | | | 27,872 | 10,864 | |
| Leased | | | | 43,613 | 1,799 | |
| Total | 49,530 | 16,755 | 5,200 | 71,485 | 12,663 | (e) |

(a) The Company operates combination stores under the Albertsons, Sav-On, Jewel-Osco, Shaw's Supermarkets, Acme Markets, Cub Foods, Shoppers Food & Pharmacy, Farm Fresh, Shop 'n Save, bigg's and Star Market banners. Combination store counts are adjusted in the table above for the planned sale of 14 Scott's combination stores and 10 Jewel-Osco combination stores. Also excluded from the table above are 25 Cub Foods combination stores that are franchised by independent retailers.

(b) The Company operates food stores under the Albertsons, Shaw's Supermarkets, Acme Markets, Shoppers Food & Pharmacy, Shop 'n Save, Bristol Farms, Jewel, Star Market, Farm Fresh, Hornbacher's, Lucky and Cub Foods banners. Food store counts are adjusted in the table above for the planned sale of four Scott's food stores. Also excluded from the table above are nine Cub Foods food stores that are franchised by independent retailers.

(c) The Company operates limited assortment food stores under the Save-A-Lot and Sunflower Market banners. Excluded from the table above are 858 Save-A-Lot stores that are licensed by independent retailers.

(d) Includes 11 of the Company's distribution centers that exclusively supply SUPERVALU's retail store network and 15 of the Company's distribution centers that are dedicated for Save-A-Lot stores and do not supply third party retail stores. Distribution centers that supply third party retail stores are considered to be part of the Supply chain services segment and are set forth in the table below under Supply Chain Services.

(e) All fuel centers are located adjacent to retail stores, therefore the Company does not count fuel centers as separate stores. The square footage of fuel centers is included with the square footage of adjacent stores.

(f) Includes owned stores with ground leases.

### Supply Chain Services

The following table is a summary of the Company's principal distribution centers and office space utilized in the Company's Supply chain services segment as of February 24, 2007 and does not include the distribution centers in the Retail food segment:

| | Supply Only Third Party Retail Stores | Supply Third Party Retail Stores and Company-Owned Stores | Total |
|---|---|---|---|
| Alabama | 1 | 1 | 2 |
| Florida | 1 | — | 1 |
| Illinois | 1 | 2 | 3 |
| Indiana | — | 1 | 1 |
| Maryland | — | 1 | 1 |
| Minnesota | — | 1 | 1 |
| Mississippi | 1 | — | 1 |
| Montana | 1 | — | 1 |
| North Dakota | 1 | 1 | 2 |
| Ohio | — | 1 | 1 |
| Pennsylvania | 1 | 2 | 3 |
| Texas | 1 | — | 1 |
| Virginia | — | 1 | 1 |
| Washington | 2 | — | 2 |
| Wisconsin | 2 | — | 2 |
| West Virginia | 1 | — | 1 |
| Total | 13 | 11 | 24 |
| Square Footage (000's): | | | |
| Owned | | | 13,095 |
| Leased | | | 1,530 |
| Total | | | 14,625 |

### Additional Property

The Company owns and leases office buildings in various locations. The primary facilities are located in the Minneapolis, Minnesota area and Boise, Idaho.

Additional information on the Company's properties can be found on pages F-33 through F-34 in Note 10 – Leases, in the accompanying Notes to Consolidated Financial Statements. Management of the Company believes its physical facilities and equipment are adequate for the Company's present needs and businesses.

## ITEM 3. LEGAL PROCEEDINGS

The Company is subject to various lawsuits, claims and other legal matters that arise in the ordinary course of conducting business, including certain matters of the Acquired Operations, none of which, in management's opinion, is expected to have a material adverse impact on the Company's financial condition, results of operations or cash flows. Accruals for certain pre-acquisition legal contingencies related to the Acquired Operations were included in liabilities assumed due to the Acquisition. Certain changes to accruals related to pre-acquisition legal contingencies may be adjusted through purchase accounting for up to one year from the date of Acquisition.

In April 2000, a class action complaint was filed against Albertsons, Inc., as well as American Stores Company, American Drug Stores, Inc., Sav-on Drug Stores, Inc. and Lucky Stores, Inc., wholly-owned subsidiaries of Albertsons, Inc., in the Superior Court for the County of Los Angeles, California (Gardner, et al. v. American Stores Company, et al.) by assistant managers seeking recovery of overtime based on plaintiffs' allegation that they were improperly classified as exempt under California law. In May 2001, the court certified a class with respect to Sav-on Drug Stores assistant managers. A case with very similar claims, involving the Sav-on Drug Stores assistant managers and operating managers, was also filed in April 2000 against Albertsons, Inc.'s subsidiary Sav-on Drug Stores, Inc. in the Superior Court for the County of Los Angeles, California (Rocher, Dahlin, et al. v. Sav-on Drug Stores, Inc.), and was certified as a class action in June 2001 with respect to assistant managers and operating managers. The two cases were consolidated in December 2001. New Albertsons, Inc. was added as a named defendant in November 2006. Plaintiffs seek overtime wages, meal and rest break penalties, other statutory penalties, punitive damages, interest, injunctive relief, and attorneys' fees and costs. The Company is vigorously defending this lawsuit. Although this lawsuit is subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect that the ultimate resolution of this lawsuit will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In September 2000, an agreement was reached and court approval granted to settle ten purported class or collective actions that were consolidated in March 1996 in the United States District Court in Boise, Idaho (Barton et al. v. Albertson's, Inc.) and which raised various issues including "off-the-clock" work allegations and allegations regarding certain salaried grocery managers' exempt status. Under the settlement agreement, current and former employees who met eligibility criteria have been allowed to present their off-the-clock work claims to a claims administrator. Additionally, current and former grocery managers employed in the State of California have been allowed to present their exempt status claims to a claims administrator. The claims administrator has assigned values to claims. The value of these claims can be challenged by either party. The parties have agreed to resolve all outstanding claims and the Court granted final approval of that agreement on March 22, 2007. Management does not believe that the settlement will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

On October 13, 2000, a complaint was filed in Los Angeles County Superior Court (Joanne Kay Ward et al. v. Albertson's, Inc. et al.) alleging that Albertsons, Lucky Stores and Sav-on Drug Stores provided terminating employees their final paychecks in an untimely manner. The lawsuit seeks statutory penalties. On January 4, 2005, the case was certified as a class action. The Company is vigorously defending this lawsuit. Although this lawsuit is subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect that the ultimate resolution of this lawsuit will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

On February 2, 2004, the Attorney General for the State of California filed an action in Los Angeles federal court (California, ex rel Lockyer v. Safeway, Inc. dba Vons, a Safeway Company, Albertson's, Inc. and Ralphs Grocery Company, a division of The Kroger Co., United States District Court Central District of California, Case No. CV04-0687) claiming that certain provisions of the agreements (the "Labor Dispute Agreements") between Albertsons, The Kroger Co. and Safeway Inc. (the "Retailers"), which provided for "lock-outs" in the event that any Retailer was struck at any or all of its Southern California facilities during the 2003-2004 labor dispute in Southern California when the other Retailers were not and contained a provision designed to prevent the union from placing disproportionate pressure on one or more Retailer by picketing such Retailer(s) but not the other Retailer(s) during the labor dispute violate Section 1 of the Sherman Act. The lawsuit seeks declarative, injunctive and other legal and equitable relief. The Retailers' motion for summary judgment was denied on May 26, 2005 and the Retailers' appeal of that decision was dismissed on November 29, 2005. On December 7, 2006, the Attorney General's motion for Summary Judgment was denied, and the Attorney General's motion to certify an appeal of the decision was denied on March 5, 2007. The Company continues to believe it has strong defenses against this lawsuit and is vigorously defending it. Although this lawsuit is subject to uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect that the ultimate resolution of this action will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In March 2004, a lawsuit seeking class action status was filed against Albertsons in the Superior Court of the State of California in and for the County of Alameda, California (Dunbar v. Albertson's, Inc.) by a grocery manager seeking recovery including overtime pay based upon plaintiff's allegation that he and other grocery managers were improperly classified as exempt under California law. Class certification was denied in June 2005 and the Court granted plaintiffs' motion to consolidate trial of approximately sixty claims. The claims have been resolved and all complaints dismissed.

In August 2004, Sally Wilcox and Dennis Taber filed a complaint, later certified as a class action, in California Superior Court in and for the County of San Diego, alleging that Albertson's Inc. failed to pay wages for time worked during meal breaks to its non-exempt employees employed in key carrier positions. The lawsuit further alleges that Albertson's failed to provide itemized wage statements as required by California law and that Albertson's failed to timely pay wages of terminated or resigned employees as required by California law. The lawsuit further alleges a violation of the California Unfair Competition Law, Business and Professions Code Section 17200 et seq. The lawsuit seeks recovery of all wages, compensation and/or penalties owed the members of the class certified, including compensation of one hour of pay for rest or meal period violations and wages for all time worked while employees were clocked out for meal periods or required to remain on the premises during meal periods. The lawsuit further seeks to recover all past due compensation and penalties for failure to provide accurate itemized wage statements and to pay all wages due at time of termination for members of the class certified with interest from August 6, 2000 to time of trial. The Company is vigorously defending this lawsuit. Although this lawsuit is subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect that the ultimate resolution of this lawsuit will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

On January 24, 2006, a class action complaint was filed in the Fourth Judicial District of the State of Idaho in and for the County of Ada, naming Albertsons and its directors as defendants. The action (Christopher Carmona v. Henry Bryant et al., No. CV-OC 0601251) challenged the agreements entered into in connection with the series of transactions facilitating the sale of Albertsons to SUPERVALU, CVS Corporation and an investment group led by Cerberus Capital Management, L.P. On May 18, 2006, the defendants entered into a memorandum of understanding for a full settlement with the plaintiff. On December 13, 2006, the Court held a hearing for final approval of the settlement, and on January 23, 2007, issued a Memorandum Decision and Order granting approval. On March 9, 2007, the Court issued a Final Judgment and Order of Dismissal with Prejudice.

The Company is also involved in routine legal proceedings incidental to its operations. Some of these routine proceedings involve class allegations, many of which are ultimately dismissed. Management does not expect that the ultimate resolution of these legal proceedings will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The statements above reflect management's current expectations based on the information presently available to the Company. However, predicting the outcomes of claims and litigation and estimating related costs and exposures involves substantial uncertainties that could cause actual outcomes, costs and exposures to vary materially from current expectations. In addition, the Company regularly monitors its exposure to the loss contingencies associated with these matters and may from time to time change its predictions with respect to outcomes and its estimates with respect to related costs and exposures. It is possible that material differences in actual outcomes, costs and exposures relative to current predictions and estimates, or material changes in such predictions or estimates, could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There was no matter submitted during the fourth quarter of fiscal year 2007 to a vote of the security holders of the Company.

## PART II

## ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the New York Stock Exchange under the symbol SVU. As of April 20, 2007 there were 210,100,317 shares of common stock outstanding. At that date, there were 31,490 stockholders of record, excluding individual participants in security position listings. The information called for by Item 5 as to the sales price for the Company's common stock on a quarterly basis during the last two fiscal years and dividend information is found under the heading "Common Stock Price" in Part II, Item 7 of this Annual Report on Form 10-K. The following table sets forth the Company's purchase of equity securities for the periods indicated:

| (shares not in millions)<br>Period (1) | Total Number of Shares Purchased (2) | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Treasury Stock Purchase Program (3) | Maximum Number of Shares that May Yet be Purchased Under the Treasury Stock Purchase Program (3)(4) |
|---|---|---|---|---|
| First four weeks | | | | |
| December 3, 2006 to December 30, 2006 | 8,479 | $35.44 | — | 6,168,018 |
| Second four weeks | | | | |
| December 31, 2006 to January 27, 2007 | 133,716 | $35.52 | — | 6,168,018 |
| Third four weeks | | | | |
| January 28, 2007 to February 24, 2007 | 129,632 | $37.63 | — | 6,168,018 |
| Totals | 271,827 | $36.52 | — | 6,168,018 |

(1) The reported periods conform to the Company's fiscal calendar composed of thirteen 28-day periods. The fourth quarter of fiscal 2007 contains three 28-day periods.

(2) These amounts include the deemed surrender by participants in the Company's compensatory stock plans of 271,827 shares of previously issued common stock. These are in payment of the purchase price for shares acquired pursuant to the exercise of stock options and satisfaction of tax obligations arising from such exercises, as well as from the vesting of restricted stock granted under such plans.

(3) On July 26, 2006, the Company announced a treasury stock purchase program authorized by the Board of Directors in June 2006 to repurchase up to 10,000,000 additional shares of the Company's common stock upon the exercise of employee stock options by the former employees of Albertsons. As of February 24, 2007, 2,474,718 shares remain available for repurchase under the 10,000,000 share repurchase program and 3,693,300 shares remain available for repurchase under the 5,000,000 share repurchase program.

(4) On April 18, 2007, the Company's Board of Directors adopted a new share repurchase program authorizing the Company to purchase up to $235 of the Company's common stock. Share repurchases will be made with the cash generated from the exercise of stock options and mandatory convertible securities equity issuance. This program replaces all previously existing programs.

**Stock Performance Graph**

The following graph compares the yearly change in the Company's cumulative shareholder return on its common stock for the period from the end of fiscal 2002 to the end of fiscal 2007 to that of the Standard & Poor's ("S&P") 500 and a group of peer companies in the retail grocery industry. The stock price performance shown below is not necessarily indicative of future performance.

**COMPARISON OF FIVE-YEAR TOTAL RETURN AMONG SUPERVALU, S&P 500, FISCAL 2006 PEER GROUP AND FISCAL 2007 PEER GROUP (1)**

**February 22, 2002 through February 23, 2007 (2)**


SUPERVALU
S&P 500
Fiscal 2006 Peer Group
Fiscal 2007 Peer Group
$200
$175
$150
$125
$100
$75
$50
$25
$0
Feb-02
Feb-03
Feb-04
Feb-05
Feb-06
Feb-07

| Date | SUPERVALU | S&P 500 | Fiscal 2006 Peer Group (3) | Fiscal 2007 Peer Group (4) |
|---|---|---|---|---|
| February 22, 2002 | 100.00 | 100.00 | 100.00 | 100.00 |
| February 21, 2003 | 62.32 | 79.16 | 56.90 | 76.66 |
| February 27, 2004 | 121.23 | 108.71 | 72.92 | 95.21 |
| February 25, 2005 | 140.10 | 116.90 | 65.51 | 85.58 |
| February 24, 2006 | 142.30 | 126.60 | 85.01 | 80.05 |
| February 23, 2007 | 170.53 | 144.97 | 116.41 | 93.14 |

(1) Total return assuming $100 invested on February 22, 2002 and reinvestment of dividends on the day they were paid.

(2) The Company's fiscal year ends on the last Saturday in February.

(3) The 2006 Peer Group consists of Great Atlantic & Pacific Tea Company, Inc., Ingles Markets, Incorporated, The Kroger Co., Pathmark Stores, Inc., Safeway Inc. and Weis Markets, Inc.

(4) In fiscal 2007, the Company acquired the core supermarket businesses of Albertsons. This acquisition greatly increased the relative size of the Company's Retail food business. As a result, the Company's fiscal 2007 Peer Group was revised to consist of Delhaize Group, Great Atlantic & Pacific Tea Company, Inc., Koninklijke Ahold N.V., The Kroger Co., Safeway Inc. and Wal-Mart Stores, Inc.

The performance graph above is being furnished solely to accompany this Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K, is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

## ITEM 6. SELECTED FINANCIAL DATA

The information called for by Item 6 is found within the Five Year Financial and Operating Summary on pages F-2–F-3.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### OVERVIEW

SUPERVALU is one of the largest grocery companies in the United States. The Company operates in two segments of the grocery industry, Retail food stores and Supply chain services, which includes food distribution and related logistics support services. At February 24, 2007, we conducted our retail operations through a total of 2,478 stores of which 858 are licensed locations. Store counts are adjusted for the planned sale of 18 Scott's stores and the sale or closure of 10 Jewel-Osco stores in the Milwaukee area. Principal formats include combination stores (defined as food and drug), food stores and limited assortment food stores. Our Supply chain services operations network spans 48 states and we serve as primary grocery supplier to approximately 2,200 stores, in addition to our own regional banner store network, as well as serving as secondary grocery supplier to approximately 400 stores. SUPERVALU is one of the largest companies in the Unites States grocery channel.

*The Albertsons Acquisition*

On June 2, 2006 (the "Acquisition Date"), the Company acquired New Albertson's, Inc. ("New Albertsons") consisting of the core supermarket businesses (the "Acquired Operations") formerly owned by Albertson's, Inc. ("Albertsons") operating under the banners of Acme Markets, Bristol Farms, Jewel-Osco, Shaw's Supermarkets, Star Market, the Albertsons banner in the Intermountain, Northwest and Southern California regions, the related in-store pharmacies under the Osco and Sav-On banners, 10 distribution centers, certain regional offices and certain corporate offices in Boise, Idaho; Glendale, Arizona and Salt Lake City, Utah (the "Acquisition").

The Acquisition greatly increased the size of the Company. The Acquisition also greatly increased the relative size of the Company's Retail food segment compared to its Supply chain services segment. In fiscal 2007, 74.9 percent of our Net sales and 90.3 percent of our Operating earnings came from our Retail food segment, compared to 53.5 percent and 61.8 percent, respectively, in fiscal 2006. In fiscal 2008, we expect the Company's Retail food segment will contribute approximately 80 percent of the Company's Net sales.

*The Industry and the Economic Environment*

The retail grocery industry can be characterized as one of continued consolidation and rationalization, with the Acquisition being one of the largest acquisitions in the history of the industry. Grocery retailers also continue to compete against an increasing number of competitive formats that are adding square footage devoted to food and groceries such as supercenters, club stores, mass merchandisers, dollar stores, drug stores and other alternate formats.

The grocery industry is also affected by the general economic environment and its impact on consumer spending behavior. We would characterize fiscal 2007 as a year with continued economic growth, continued high fuel prices and modest product cost inflation. For fiscal 2008, we expect consumer spending will be impacted by high fuel prices, continued food inflation and the soft housing market.

*The Company's Plan*

We believe we can be successful against this industry backdrop with our regional retail formats that focus on local execution, merchandising and consumer knowledge. In addition, our operations will benefit from our efficient and low-cost supply chain and new economies of scale as we leverage our Retail food and Supply chain services operations. We plan to expand regional retail banner square footage through selective new store growth in key markets where we have significant market share. The Acquisition has significantly expanded our retail presence and the number of stores we operate. Save-A-Lot, our limited assortment format, currently operates in 42 states. In addition, we will supplement regional retail store growth with continued focus on remodel activities. Given the life cycle maturity of our Supply chain services business with its inherent attrition rate, future growth in food distribution will be modest and primarily achieved through serving new independent customers, net growth from existing customers and further consolidation opportunities.

## RESULTS OF OPERATIONS

Highlights of results of operations as reported and as a percent of net sales are as follows:

| | February 24, 2007 (52 weeks) | | February 25, 2006 (52 weeks) | | February 26, 2005 (52 weeks) | |
|---|---|---|---|---|---|---|
| | | | (In millions) | | | |
| Net sales | $37,406 | 100.0% | $19,864 | 100.0% | $19,543 | 100.0% |
| Cost of sales | 29,267 | 78.2 | 16,977 | 85.5 | 16,681 | 85.4 |
| Selling and administrative expenses | 6,834 | 18.3 | 2,448 | 12.3 | 2,229 | 11.4 |
| Gain on sale of WinCo Foods, Inc. | — | — | — | — | 109 | 0.6 |
| Restructure and other charges | — | — | 4 | — | 26 | 0.1 |
| Operating earnings | $ 1,305 | 3.5 | $ 435 | 2.2 | $ 716 | 3.7 |
| Interest expense | 600 | 1.6 | 139 | 0.7 | 138 | 0.7 |
| Interest income | 42 | 0.1 | 33 | 0.2 | 23 | 0.1 |
| Earnings before income taxes | $ 747 | 2.0 | $ 329 | 1.7 | $ 601 | 3.1 |
| Income tax expense | 295 | 0.8 | 123 | 0.6 | 215 | 1.1 |
| Net earnings | $ 452 | 1.2% | $ 206 | 1.1% | $ 386 | 2.0% |
| Net earnings per common share – diluted | $ 2.32 | | $ 1.46 | | $ 2.71 | |

**Comparison of fifty-two weeks ended February 24, 2007 (fiscal 2007) with fifty-two weeks ended February 25, 2006 (fiscal 2006):**

In fiscal 2007, the Company achieved net sales of $37,406 compared with $19,864 last year. Net earnings for fiscal 2007 were $452 and diluted earnings per share were $2.32 compared with net earnings of $206 and diluted earnings per share of $1.46 last year. Results for fiscal 2007 include Acquisition-related costs (defined as one-time transaction costs, which primarily include retention bonuses and consultant fees) of $40 after tax, charges related to the Company's plan to dispose of 18 Scott's banner stores ("Scott's") of $23 after tax and incremental stock option expense related to the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share Based Payment" ("SFAS No. 123(R)") of $15 after tax. Results for fiscal 2006 included charges of $111 after tax primarily related to Chicago and Pittsburgh.

## Net Sales

Net sales for fiscal 2007 were $37,406 compared with $19,864 last year, an increase of 88 percent. Retail food sales were approximately 75 percent of Net sales and Supply chain services sales were approximately 25 percent of Net sales for fiscal 2007, compared with approximately 54 percent and approximately 46 percent, respectively, last year.

Retail food sales for fiscal 2007 were $28,016 compared with $10,635 last year, an increase of 163 percent. The increase was due primarily to the Acquisition. Identical store retail sales growth, defined as stores operating for four full quarters, including store expansions and excluding fuel, for fiscal 2007 as compared to fiscal 2006 was negative 1.1 percent. Identical store retail sales growth on a combined basis, as if the Acquired Operations stores were in the store base for four full quarters, was positive 0.4 percent.

During fiscal 2007, the Company acquired 1,117 stores through the Acquisition, added 73 new stores through new store development and closed 75 stores, 47 of which were acquired through the Acquisition.

Total retail square footage, including acquired stores and licensed stores and excluding the divested Scott's, Jewel-Osco Milwaukee, Chicago and Pittsburgh stores, increased to approximately 84 million square feet at the end of fiscal 2007 compared to approximately 30 million square feet at the end of fiscal 2006.

Supply chain services sales for fiscal 2007 were $9,390 compared with $9,229 last year, an increase of 2 percent. This increase is primarily due to new business from the traditional food distribution business and temporary business, partially offset by customer attrition.

## Gross Profit

Gross profit, as a percent of Net sales, was 21.8 percent for fiscal 2007 compared with 14.5 percent last year. The increase in Gross profit, as a percent of Net sales, primarily reflects the increase in Retail food sales, which has a higher gross profit percentage than Supply chain services, as a percent of total Net sales as a result of the Acquisition.

## Selling and Administrative Expenses

Selling and administrative expenses, as a percent of Net sales, were 18.3 percent for fiscal 2007 compared with 12.3 percent last year. The increase in Selling and administrative expenses, as a percent of Net sales, primarily reflects the higher percentage of Retail food sales as a percentage of total Net sales as a result of the Acquisition, which was partially offset by Acquisition-related pre-tax costs of $65, a pre-tax charge for Scott's of $26 and incremental pre-tax stock option expense associated with the Company's adoption of SFAS No. 123(R) of $25. Fiscal 2006 included pre-tax charges of $174 primarily related to Chicago and Pittsburgh.

## Operating Earnings

Operating earnings for fiscal 2007 were $1,305 compared with $435 last year, primarily reflecting the results of the Acquisition. Operating earnings for fiscal 2007 were impacted by Acquisition-related pre-tax costs of $65, a pre-tax charge for Scott's of $26 and incremental pre-tax stock option expense associated with the Company's adoption of SFAS No. 123(R) of $25. Retail food Operating earnings for fiscal 2007 were $1,179, or 4.2 percent of Retail food Net sales, compared with last year's Retail food Operating earnings of $269, or 2.5 percent of Retail food Net sales. The increase in Retail food Operating earnings, as a percent of Retail food Net sales, primarily reflects the results of the Acquisition and pre-tax charges of $174 in fiscal 2006 primarily related to Chicago and Pittsburgh. Supply chain services Operating earnings for fiscal 2007 were $257, or 2.7 percent of

Supply chain services Net sales, compared with last year's Supply chain services Operating earnings of $214, or 2.3 percent of Supply chain services Net sales. The increase in Supply chain services Operating earnings, as a percent of Supply chain services Net sales, primarily reflects improved sales leverage.

**Net Interest Expense**

Net interest expense was $558 in fiscal 2007 compared with $106 last year. The increase primarily reflects interest expense related to assumed debt and new borrowings related to the Acquisition.

**Income Taxes**

The effective tax rates were 39.5 percent and 37.4 percent in fiscal 2007 and fiscal 2006, respectively. The increase is primarily due to the Acquisition and the write-off of non tax-deductible goodwill primarily related to the planned disposition of 18 Scott's stores in fiscal 2007. The fiscal 2006 effective tax rate was primarily impacted by the write-off of non tax-deductible goodwill related to the sale of Chicago. Without these items, the effective tax rates would have been 38.6 percent and 37.0 percent for fiscal 2007 and fiscal 2006, respectively.

**Net Earnings**

Net earnings were $452 for fiscal 2007 compared with Net earnings of $206 last year. Results for fiscal 2007 include Acquisition-related costs of $40 after tax, a charge related to plans to dispose of Scott's of $23 after tax and incremental stock option expense related to the Company's adoption of SFAS No. 123(R) of $15 after tax. Results for fiscal 2006 include charges of $111 after tax primarily related to Chicago and Pittsburgh.

Weighted average basic shares increased to 189 for fiscal 2007 compared with 136 shares last year. Weighted average diluted shares increased to 196 for fiscal 2007 compared with 146 shares last year. The increase is primarily due to the shares issued in conjunction with the Acquisition on June 2, 2006.

**Comparison of fifty-two weeks ended February 25, 2006 (fiscal 2006) with fifty-two weeks ended February 26, 2005 (fiscal 2005):**

In fiscal 2006, the Company achieved Net sales of $19,864 compared with $19,543 in fiscal 2005, an increase of 1.6 percent. Net earnings for fiscal 2006 were $206 compared with Net earnings of $386 in fiscal 2005. Results for fiscal 2006 include charges of $111 after tax primarily related to Chicago and Pittsburgh. Results for fiscal 2005 include a net after-tax gain on the sale of the Company's minority interest in WinCo Foods, Inc. ("WinCo") of $68.

**Net Sales**

Net sales for fiscal 2006 were $19,864 compared with $19,543 in fiscal 2005. Retail food sales were approximately 54 percent of Net sales and Supply chain services sales were approximately 46 percent of Net sales for each of fiscal 2006 and fiscal 2005.

Retail food sales for fiscal 2006 were $10,635 compared to $10,549 in fiscal 2005, an increase of 0.8 percent. The increase primarily reflects net new store growth, which was partially offset by negative same store sales. For fiscal 2006, same-store retail sales, defined as stores operating for four full quarters, including store expansions, decreased 0.5 percent compared to fiscal 2005.

Fiscal 2006 store activity, including licensed units, resulted in 68 new stores opened and 85 stores closed. Exclusive of the Chicago, Pittsburgh and Deals stores, total retail square footage, including licensed stores, increased approximately two percent over the prior year.

Supply chain services sales for fiscal 2006 were $9,229 compared with $8,994 in fiscal 2005, an increase of 2.6 percent, primarily reflecting new business from the traditional food distribution business, the acquisition of Total Logistics and temporary new business of approximately three percent, three percent and two percent, respectively, partially offset by customer attrition, which includes the fiscal 2006 impact of cycling three large customer transitions to other suppliers in the prior year.

**Gross Profit**

Gross profit, as a percent of Net sales, was 14.5 percent for fiscal 2006 compared with 14.6 percent in fiscal 2005. Gross profit, as a percent of Net sales, primarily reflects the benefits of retail merchandising execution and the acquisition of Total Logistics, which was more than offset by the impact of Supply chain services costs of approximately $22 related to costs for new growth initiatives for supply chain technology and the launch of our specialty produce distribution business, W. Newell and Co. and approximately $1 of losses related to minority owned investments in contrast to $14 of earnings in fiscal 2005.

**Selling and Administrative Expenses**

Selling and administrative expenses, as a percentage of Net sales, were 12.3 percent for fiscal 2006 compared with 11.4 percent in fiscal 2005. The increase primarily reflects approximately $174 of pre-tax costs primarily related to charges for Chicago and Pittsburgh.

**Restructure and Other Charges**

For fiscal 2006 and fiscal 2005, the Company incurred $4 and $26, respectively, in pre-tax restructure and other charges. These charges primarily reflect changes in estimates on exited real estate for fiscal 2006 and the increased liabilities associated with employee benefits related costs from previously exited distribution facilities as well as changes in estimates on exited real estate for fiscal 2005.

**Operating Earnings**

Operating earnings for fiscal 2006 were $435 compared with $716 in fiscal 2005. Results for fiscal 2006 include charges of approximately $174 pre-tax primarily related to Chicago and Pittsburgh. Fiscal 2005 includes a pre-tax gain of approximately $109 on the sale of WinCo and $26 of restructure and other charges. Retail food Operating earnings were $269, or 2.5 percent of Retail food Net sales, compared to fiscal 2005 Retail food Operating earnings of $446, or 4.2 percent of Retail food Net sales. The decrease in Retail food Operating earnings, as a percent of Retail food Net sales, reflects charges of approximately $174 pre-tax primarily related to Chicago and Pittsburgh. Supply chain services Operating earnings were $214, or 2.3 percent of Supply chain services Net sales compared to fiscal 2005 Supply chain services Operating earnings of $235, or 2.6 percent of Supply chain services Net sales. The decrease in Supply chain services Operating earnings, as a percent of Supply chain services Net sales, primarily reflects the start-up costs related to growth initiatives and losses from minority owned investments, which more than offset the benefit of the higher margin third party logistics business acquired in 2005.

**Net Interest Expense**

Net interest expense decreased to $106 for fiscal 2006 compared with $115 in fiscal 2005. The decrease primarily reflects lower borrowing levels partially offset by higher borrowing rates and the absence of the $6 early redemption costs relating to the $250 notes redeemed in the first quarter of fiscal 2005.

**Income Taxes**

The effective tax rate was 37.4 percent and 35.8 percent for fiscal 2006 and fiscal 2005, respectively. The fiscal 2005 tax rate reflects the impact of net favorable tax settlements.

### Net Earnings

Net earnings were $206 for fiscal 2006 compared with Net earnings of $386 in fiscal 2005. Results for fiscal 2006 include charges of $61 after tax related to Chicago and $38 after tax related to Pittsburgh. Results for fiscal 2005 include a net after-tax gain on the sale of the Company's minority interest in WinCo of $68 after tax.

Weighted average basic shares increased to 136 for fiscal 2006 compared with 135 in fiscal 2005 and weighted average diluted shares increased to 146 for fiscal 2006 compared with 145 shares in fiscal 2005, reflecting the net impact of stock activity including stock option activity, share repurchases under the treasury plan and dilution impacts.

## CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies are discussed in the Summary of Significant Accounting Policies in the accompanying Notes to Consolidated Financial Statements. Management believes the following critical accounting policies reflect its more subjective or complex judgments and estimates used in the preparation of the Company's consolidated financial statements.

### *Vendor Funds*

The Company receives funds from many of the vendors whose products the Company buys for resale in its stores. These vendor funds are provided to increase the sell-through of the related products. The Company receives vendor funds for a variety of merchandising activities: placement of the vendors' products in the Company's advertising; display of the vendors' products in prominent locations in the Company's stores; introduction of new products into the Company's distribution system and retail stores; exclusivity rights in certain categories that have slower-turning products; and to compensate for temporary price reductions offered to customers on products held for sale at retail stores. The Company also receives vendor funds for buying activities such as volume commitment rebates, credits for purchasing products in advance of their need and cash discounts for the early payment of merchandise purchases. As of February 24, 2007, the terms of the Company's vendor funds arrangements varied in length from primarily short-term arrangements that are to be completed within a quarter to long-term arrangements that are primarily expected to be completed within three years.

The Company recognizes vendor funds for merchandising activities as a reduction of Cost of sales when the related products are sold in accordance with Emerging Issues Task Force ("EITF") Issue 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor."

### *Inventories*

Inventories are valued at the lower of cost or market. Substantially all of the Company's inventory consists of finished goods.

Approximately 82 percent and 65 percent of the Company's inventories are valued using the last-in, first-out ("LIFO") method for fiscal 2007 and 2006, respectively. The first-in, first-out method ("FIFO") is used to determine cost for some of the remaining highly perishable inventories. If the FIFO method had been used to determine cost of inventories for which the LIFO method is used, the Company's inventories would have been higher by approximately $178 at February 24, 2007 and $160 at February 25, 2006.

The Company uses a combination of the retail inventory method ("RIM") and replacement cost method to determine the cost of its inventory. The RIM valuation of inventories is at cost and the gross margins are calculated by applying a cost-to-retail ratio to the current retail value of inventories. The replacement cost method utilizes the most current unit purchase cost to calculate the value of inventories.

During fiscal 2007, 2006 and 2005, inventory quantities in certain LIFO layers were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal 2007, 2006 and 2005 purchases. As a result, Cost of sales decreased by $6, $7 and $11 in fiscal 2007, 2006 and 2005, respectively. This increased Net earnings per diluted share by $0.02, $0.03 and $0.05 in 2007, 2006 and 2005, respectively.

The Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages as of the financial statement date.

### *Reserves for Closed Properties and Asset Impairment Charges*

The Company maintains reserves for estimated losses on retail stores, distribution warehouses and other properties that are no longer being utilized in current operations. The Company provides for closed property operating lease liabilities using a discount rate to calculate the present value of the remaining noncancellable lease payments after the closing date, net of estimated subtenant income. The closed property lease liabilities usually are paid over the remaining lease terms, which generally range from one to 26 years. The Company estimates subtenant income and future cash flows based on the Company's experience and knowledge of the market in which the closed property is located, the Company's previous efforts to dispose of similar assets and existing economic conditions.

Owned properties and capital lease properties that are closed are reduced to their estimated fair value. Reduction in the carrying values of property, equipment and leasehold improvements are recognized when expected net future cash flows are less than the assets' carrying value. The Company estimates net future cash flows based on its experience and knowledge of the market in which the closed property is located and, when necessary, utilizes local real estate brokers.

Adjustments to closed property reserves primarily relate to changes in subtenant income or actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the changes become known.

The expectations on timing of disposition or sublease and the estimated sales price or sublease income associated with closed properties are impacted by variable factors such as inflation, the general health of the economy, resultant demand for commercial property, the ability to secure subleases, the creditworthiness of sublessees and the Company's success at negotiating early termination agreements with lessors. While management believes the current estimates on closed properties are adequate, it is possible that market conditions in the real estate market could cause changes in the Company's assumptions and may require additional reserves and asset impairment charges to be recorded.

### *Reserves for Self-Insurance*

The Company is primarily self-insured for workers' compensation, health care for certain employees and general and automobile liability costs. It is the Company's policy to record its self-insurance liabilities based on claims filed and an estimate of claims incurred but not yet reported, discounted at a risk-free interest rate. Any projection of losses concerning workers' compensation, health care and general and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. The Company had reserves of approximately $992 and $58 as of February 24, 2007 and February 25, 2006, respectively. The increase in the reserve is primarily a result of reserves related to the Acquired Operations. The impact to the Company's liability of each 25 basis point reduction in the discount rate would be to increase the Company's liability by approximately $6.

***Benefit Plans***

The Company sponsors pension and other postretirement plans in various forms covering substantially all employees who meet eligibility requirements. The determination of the Company's obligation and related expense for Company-sponsored pension and other postretirement benefits is dependent, in part, on management's selection of certain assumptions used by its actuaries in calculating these amounts. These assumptions include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs. In accordance with generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, affect expense and obligation in future periods. While the Company believes that its assumptions are appropriate, significant differences in actual experience or significant changes in assumptions may materially impact non-union pension and other postretirement obligations and future expenses.

For fiscal 2008, the impact to pension expense of each 25 basis point reduction in the discount rate would be to increase pension expense by approximately $6 and the impact of each 25 basis point reduction in expected return on plan assets would be to increase pension expense by approximately $4. Similarly, for postretirement benefits, a one percent change in the health care cost trend rate would impact the accumulated postretirement benefit obligation by approximately $11 and the service and interest cost by $1 in fiscal 2008. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants.

***Goodwill and Intangible Assets***

Goodwill was $5,921 as of February 24, 2007, reflecting an increase of approximately $4,307 in fiscal 2007 from $1,614 as of February 25, 2006. This increase was primarily due to $4,333 of goodwill recognized as a result of the Acquisition. Goodwill and intangible asset balances related to the Acquisition will be adjusted through the first quarter of fiscal 2008 in accordance with SFAS No. 141, "Business Combinations." For further information, see Note 3 – Business Acquisition, in the Notes to Consolidated Financial Statements. In fiscal 2007, the Company recorded a pre-tax goodwill impairment charge of $19 related to the plan to dispose of Scott's. The decrease in goodwill from $1,628 as of February 25, 2005 to $1,614 as of February 26, 2006 resulted primarily from purchase accounting adjustments of $29 between deferred income taxes and goodwill related to former acquisitions and reductions of goodwill of $11 primarily related to the disposition of Pittsburgh and Chicago stores, which were partially offset by purchase accounting adjustments to increase goodwill by $20 for the finalization of the valuation in fiscal 2006 related to the acquisition of Total Logistics in fiscal 2005. For additional information, see Note 7 – Goodwill and Other Acquired Intangible Assets, in the Notes to Consolidated Financial Statements.

***Income Taxes***

We calculate our current and deferred tax provisions based on estimates and assumptions that could differ from the actual results reflected in our income tax returns filed during the subsequent year. We record adjustments based on filed returns when we have identified and finalized them, which is generally in a subsequent period. In conjunction with the Acquisition, the Company has and will continue to record the deferred tax impacts of purchase accounting adjustments including the ultimate resolution of acquisition tax contingencies and any changes to the respective valuation allowance.

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations that can often take many years to resolve. We recognize liabilities for anticipated tax issues based on our estimate of whether, and the extent to which, additional tax payments will be required. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We have considered forecasted earnings, future taxable income and future prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, we would increase the valuation allowance. Likewise, if we later determine that we are more likely than not to realize the net deferred tax assets, we would reverse the applicable portion of the valuation allowance.

## LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $801, $695 and $801 in fiscal 2007, 2006 and 2005, respectively. The increase in cash from operating activities in fiscal 2007 from fiscal 2006 is primarily attributable to increased Net earnings and Depreciation and amortization as a result of the Acquisition, which is partially offset by changes in working capital and deferred income taxes.

Net cash used in investing activities was $2,760, $258 and $162 in fiscal 2007, 2006 and 2005, respectively. Fiscal 2007 investing activities primarily relate to the net assets acquired in the Acquisition and capital spending to fund retail store expansion and remodeling. Fiscal 2006 investing activities primarily reflect capital spending to fund retail store expansion, store remodeling, technology enhancements and supply chain growth initiatives. Fiscal 2005 activities primarily reflect capital spending to fund retail store expansion, store remodeling and technology enhancements as well as the acquisition of Total Logistics and the proceeds from the sale of WinCo.

Net cash provided (used) by financing activities was $1,443, ($193) and ($458) in fiscal 2007, 2006 and 2005, respectively. Fiscal 2007 financing activities relate primarily to the debt incurred in connection with the Acquisition, and senior notes issued in October 2006 partially offset by repayment of long-term debt of Albertsons standalone drug business payables related to the sale of Albertsons. Fiscal 2006 financing activities primarily reflect the repayments of long-term debt, the payment of dividends and the purchase of treasury shares net of proceeds from the exercise of outstanding options. Fiscal 2005 financing activities primarily reflect the payment of debt, the payment of dividends and the purchase of treasury shares net of proceeds from the exercise of outstanding options.

Management expects that the Company will continue to invest in capital expenditures with internally generated funds. There can be no assurance, however, that the Company's business will continue to generate cash flow at current levels. The Company will continue to obtain short-term financing from its credit facilities. Long-term financing will be maintained through existing and new debt issuances. The Company's short-term and long-term financing abilities are believed to be adequate as a supplement to internally generated cash flows to fund its capital expenditures and acquisitions as opportunities arise. Maturities of debt issued will depend on management's views with respect to the relative attractiveness of interest rates at the time of issuance and other debt maturities.

On October 31, 2006, the Company issued $500 in senior notes. The notes bear interest at a rate of 7.50 percent and are due in 2014. The notes are senior obligations and rank equally with all of the Company's other senior unsecured indebtedness.

On June 1, 2006, the Company executed senior secured credit facilities in the amount of $4,000. These facilities were provided by a group of lenders and consist of a $2,000 five-year revolving credit facility (the "Revolving Credit Facility"), a $750 five-year term loan ("Term Loan A"), and a $1,250 six-year term loan ("Term Loan

B"). As of February 24, 2007, rates on the facilities were tied to LIBOR plus 0.50 percent to 2.00 percent or the Prime Rate plus 0.00 percent to 1.00 percent, depending on the type of borrowing and the Company's credit ratings, with facility fees ranging from 0.10 percent to 0.50 percent, also depending on the Company's credit ratings. The rates in effect on outstanding borrowings under the facilities as of February 24, 2007, based on the Company's current credit ratings, were 0.40 percent for the facility fees, LIBOR plus 1.50 percent for LIBOR revolving advances, Prime Rate plus 0.50 percent for base rate revolving advances, LIBOR plus 1.50 for Term Loan A and LIBOR plus 1.75 percent for Term Loan B.

On March 8, 2007, the Company executed an amendment to the existing credit facility, resulting in new applicable interest rates for Term Loan A and Term Loan B. As of the amendment date, rates on Term Loan A and Term Loan B were changed to LIBOR plus 0.375 percent to 1.50 percent and LIBOR plus 1.25 percent to 1.75 percent, respectively, depending on the Company's credit ratings. This amendment resulted in the rates on the outstanding Term Loan A and Term Loan B balances changing on March 8, 2007, to LIBOR plus 1.375 percent and LIBOR plus 1.50 percent, respectively.

All obligations under the senior secured credit facilities are guaranteed by each material subsidiary of the Company. The obligations are also secured by a pledge of the equity interests in those same material subsidiaries, limited as required by the existing public indentures of the Company and subsidiaries such that the respective debt issued need not be equally and ratably secured.

The senior secured credit facilities also contain various financial covenants including a minimum interest expense coverage ratio and a maximum debt leverage ratio. The interest expense coverage ratio shall not be less than 2.10 to 1 for each of the fiscal quarters ending up through December 30, 2006, 2.15 to 1 for each of the fiscal quarters ending up through December 30, 2007, and moves progressively to a ratio of not less than 2.30 to 1 for the fiscal quarters ending after December 30, 2009. The debt leverage ratio shall not exceed 4.50 to 1 for each of the fiscal quarters ending up through December 30, 2007 and moves progressively to a ratio not to exceed 3.75 to 1 for each of the fiscal quarters ending after December 30, 2009. As of February 24, 2007, the Company is in compliance with the covenants of the senior secured credit facilities.

In conjunction with the $4,000 senior secured credit facilities, the Company terminated its previous five-year unsecured $750 revolving credit agreement dated February 2005. Also terminated were the previous Albertsons credit facilities: $400 dated June 2005, $900 dated June 2004 and $100 dated July 2004. All letters of credit that had been issued and outstanding under the previous credit facilities were transferred under the new credit facility.

Borrowings under Term Loan A and Term Loan B may be repaid, in full or in part, at any time without penalty. Term Loan A has required repayments, payable quarterly, equal to 2.50 percent of the initial drawn balance for the first four quarterly payments (year one) and 3.75 percent of the initial drawn balance for each quarterly payment in years two through five, with the entire remaining balance due at the five year anniversary of the inception date. Term Loan B has required repayments, payable quarterly, equal to 0.25 percent of the initial drawn balance, with the entire remaining balance due at the six year anniversary of the inception date.

As of February 24, 2007, there were $654 of outstanding borrowings under the Revolving Credit Facility, Term Loan A had a remaining principal balance of $713, of which $94 was classified as current, and Term Loan B had a remaining principal balance of $1,241, of which $13 was classified as current. Letters of credit outstanding under the Revolving Credit Facility were $347 and the unused available credit under the Revolving Credit Facility was $999. The Company also had $65 of outstanding letters of credit issued under separate agreements with financial institutions.

In November 2006, the Company executed a 364-day accounts receivable securitization program, under which the Company can borrow up to $200 on a revolving basis, with borrowings secured by eligible accounts receivable, which remain under the Company's control. Facility fees under this program range from 0.15 percent to 1.50 percent, based on the Company's credit ratings. The facility fee in effect on February 24, 2007, based on the Company's current credit ratings, is 0.20 percent. As of February 24, 2007, there were $159 of outstanding borrowings under this program. As of February 24, 2007, there were $225 of accounts receivable pledged as collateral, classified in Accounts receivable in the Company's February 24, 2007 Consolidated Balance Sheet. Due to the Company's intent to renew the facility or refinance it with the Revolving Credit Facility, the facility is classified in Long-term debt in the February 24, 2007 Consolidated Balance Sheet.

In November 2001, the Company sold zero-coupon convertible debentures due 2031. On October 2, 2006, the Company purchased $213 of these debentures when over 80 percent of the holders put their debentures to the Company for cash. Holders of the debentures may require the Company to purchase all or a portion of the remaining $53 debentures on the first day of October 2011 at a purchase price equal to the accreted value of the debentures (which would include accrued but unpaid interest) at $409.08 (not in millions) per debenture. Since the current credit ratings of the Company are BB or lower as rated by Standard & Poor's rating service, and Ba3 or lower as rated by Moody's rating service, the debentures are currently convertible into shares of the Company's common stock at the option of the holders. In the event of conversion, 9.6434 (not in millions) shares of the Company's common stock will be issued per each thousand dollars of debentures, or approximately 1.5 shares, should all remaining debentures be converted. As of February 24, 2007, no holders have elected conversion of the debentures. The Company may redeem all or a portion of the remaining debentures at any time at a purchase price equal to the sum of the issue price plus accrued original issue discount as of the redemption date. Due to the holders' ability to convert the debentures to common stock, the Company's previous announcement of its intent to settle the debentures in cash and the Company's ability to call the debentures for cash at any time, the debentures are classified as current debt.

The Company assumed 46,000,000 of 7.25 percent mandatory convertible securities ("Corporate Units") upon the Acquisition of New Albertsons. Each Corporate Unit consisted of a forward stock purchase contract and, initially, a 2.5 percent ownership interest in one of Albertsons' senior notes (which were assumed by New Albertsons in connection with the Acquisition) with a principal amount of one thousand dollars, which corresponds to a twenty-five dollar principal amount of senior notes. The purchase contracts yield 3.5 percent per year on the stated amount of twenty-five dollars and the senior notes yield 3.75 percent per year.

In October 2006, the Company made an offer to purchase all outstanding Corporate Units. At the close of the offer, the Company purchased approximately 35,000,000 Corporate Units at a purchase price of $25.22 per Corporate Unit, including accrued interest. In January 2007, the Company purchased approximately 4,000,000 Corporate Units in a privately negotiated transaction at a purchase price of $25.52 per Corporate Unit, including accrued interest. The Company paid an aggregate amount of approximately $979, including accrued interest, and recognized a gain of approximately $1 related to these purchases.

In February 2007, pursuant to the terms of the Corporate Units, the senior notes held as components of Corporate Units (the "Pledged Senior Notes") were remarketed by the remarketing agent. Through the remarketing, the Company purchased all of the remarketed senior notes for approximately $180 and recognized a gain of less than $1. The proceeds of the remarketing of the Pledged Senior Notes (net of remarketing fee) were delivered to the collateral agent and used to purchase U.S. treasury securities, maturing on or about the purchase contract settlement date of May 16, 2007 (the "Purchase Contract Settlement Date"). The treasury securities will serve as collateral for the holders' obligations under the purchase contracts associated with the Corporate Units.

As of February 24, 2007, under the terms of the purchase contracts, the Company would be required to issue a minimum of 1.1 shares and a maximum of 1.4 shares of its common stock for the remaining purchase contracts. If the purchase contracts had been settled at February 24, 2007, the Company would have received approximately $45 of net cash and would have issued approximately 1.2 shares of its common stock. Upon settlement of each purchase contract, the Company will receive the stated amount of twenty-five dollars on the purchase contract and will issue the requisite amount of Acquisition Consideration ($20.35 in cash and 0.182 SUPERVALU shares per share of Albertsons common stock subject to the settlement rate). The net amount of cash received will be recorded as an increase to stockholders' equity.

Upon settlement of the purchase contracts on May 16, 2007, the Company will receive approximately $45 of net cash and issue 1.2 shares, which the Company intends to repurchase through its share repurchase program.

The Company is party to a synthetic leasing program for one of its major warehouses. The lease expires in April 2008 and it may be renewed with the lessor's consent through April 2013, and has a purchase option of $60. On February 8, 2007, the Company approved a plan to exit this facility. As a result of the decision to exit this facility, the Company has recorded the difference between the purchase option and the estimated market value of the property underlying the lease as a residual value guarantee. The residual value guarantee is included in Other current assets on the Company's Consolidated Balance Sheet as of February 24, 2007 and will be amortized over the remaining term of the lease.

Medium-term notes of $30 due July 2027 contain put options that would require the Company to repay the notes in July 2007 if the holders of the notes so elect by giving the Company 30-days notice. Medium-term notes of $49 due April 2028 contain put options that would require the Company to repay the notes in April 2008 if the holders of the notes so elect by giving the Company 30-days notice. The $209 of 7.5 percent debentures due May 2037 contain put options that would require the Company to repay the notes in May 2009 if the holders of the notes so elect by giving the Company 30-days notice.

Annual cash dividends declared for fiscal 2007, 2006 and 2005, were $0.6575, $0.6400 and $0.6025 per common share, respectively. The Company's dividend policy will continue to emphasize a high level of earnings retention for growth.

Capital spending for fiscal 2007 was $927, including $73 of capital leases. Capital spending primarily included retail store expansion and store remodeling. The Company's capital spending for fiscal 2008 is projected to be approximately $1,200, including capital leases.

## SUBSEQUENT EVENTS

On March 8, 2007, the Company executed an amendment to the existing credit facility, resulting in new applicable interest rates for two of its term loans. Rates on Term Loan A and Term Loan B were changed to LIBOR plus 0.375 percent to 1.50 percent and LIBOR plus 1.25 percent to 1.75 percent, respectively, depending on the Company's credit ratings. This amendment resulted in the rates on the outstanding Term Loan A and Term Loan B balances changing to LIBOR plus 1.375 percent and LIBOR plus 1.50 percent, respectively.

On April 18, 2007, the Company's Board of Directors adopted a new share repurchase program authorizing the Company to purchase up to $235 of the Company's common stock. Share repurchases will be made with the cash generated from the exercise of stock options and mandatory convertible securities equity issuance. This program replaces all previously existing programs.

On April 18, 2007, the Company cancelled its interest rate swap agreements.

## COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has guaranteed certain leases, fixture financing loans and other debt obligations of various retailers at February 24, 2007. These guarantees were generally made to support the business growth of affiliated retailers. The guarantees are generally for the entire terms of the leases or other debt obligations with remaining terms that range from less than one year to 20 years, with a weighted average remaining term of approximately 12 years. For each guarantee issued, if the affiliated retailer defaults on a payment, the Company would be required to make payments under its guarantee. Generally, the guarantees are secured by indemnification agreements or personal guarantees of the affiliated retailer. At February 24, 2007, the maximum amount of undiscounted payments the Company would be required to make in the event of default of all guarantees was approximately $215 and represented approximately $141 on a discounted basis. No amount has been recorded in the

Consolidated Balance Sheets for these contingent obligations under the Company's guarantee arrangements. The Company believes the likelihood that it will be required to assume a material amount of these obligations is remote.

The Company is contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. The Company could be required to satisfy the obligations under the leases if any of the assignees are unable to fulfill their lease obligations. Due to the wide distribution of the Company's assignments among third parties, and various other remedies available, the Company believes the likelihood that it will be required to assume a material amount of these obligations is remote.

The Company is party to a synthetic leasing program for one of its major warehouses. The lease expires in April 2008 and it may be renewed with the lessor's consent through April 2013, and has a purchase option of $60. On February 8, 2007, the Company approved a plan to exit this facility. As a result of the decision to exit this facility, the Company has recorded the difference between the purchase option and the estimated market value of the property underlying the lease as a residual value guarantee. The residual value guarantee is included in Other current assets on the Company's Consolidated Balance Sheet as of February 24, 2007 and will be amortized over the remaining term of the lease.

The Company had $412 of outstanding letters of credit as of February 24, 2007, of which $347 were issued under the credit facility and $65 were issued under separate agreements with financial institutions. These letters of credit primarily support workers' compensation, merchandise import programs and payment obligations. The Company pays fees, which vary by instrument, of up to 1.75 percent on the outstanding balance of the letters of credit.

The Company is a party to a variety of contractual agreements under which the Company may be obligated to indemnify the other party for certain matters, which indemnities may be secured by operation of law or otherwise, in the ordinary course of business. These contracts primarily relate to the Company's commercial contracts, operating leases and other real estate contracts, financial agreements, agreements to provide services to the Company, and agreements to indemnify officers, directors and employees in the performance of their work. While the Company's aggregate indemnification obligation could result in a material liability, the Company is aware of no current matter that it expects to result in a material liability.

The Company is a party to various legal proceedings arising from the normal course of business as described in Part I, Item 3, under the caption "Legal Proceedings" and in Note 16 – Commitments, Contingencies and Off-Balance Sheet Arrangements, in the Notes to Consolidated Financial Statements, none of which, in management's opinion, is expected to have a material adverse impact on the Company's financial condition, results of operations or cash flows.

*Insurance Contingencies*

The Company has outstanding workers' compensation and general liability claims with a former insurance carrier that is experiencing financial difficulties. If the insurer fails to pay any covered claims that exceed deductible limits, creating "excess claims," the Company may have the ability to present these excess claims to guarantee funds in certain states in which the claims originated. In the state where the Company faces the largest potential exposure, legislation was enacted that the Company believes increases the likelihood of state guarantee fund protection. The Company currently cannot estimate the amount of the covered claims in excess of deductible limits which will not be paid by the insurance carrier or otherwise. As of February 24, 2007, the insurance carrier continues to pay the Company's claims. Based on information presently available to the Company, management does not expect that the ultimate resolution of this matter will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

*Pension Plan / Health and Welfare Plan Contingencies*

The Company contributes to various multi-employer pension plans under collective bargaining agreements, primarily defined benefit pension plans. These plans generally provide retirement benefits to participants based on their service to contributing employers. Based on available information, the Company believes that some of the multi-employer plans to which it contributes are under-funded. Company contributions to these plans are likely to continue to increase in the near term. However, the amount of any increase or decrease in contributions will depend on a variety of factors, including the results of the Company's collective bargaining efforts, investment return on the assets held in the plans, actions taken by the trustees who manage the plans, and requirements under the Pension Protection Act and /or Section 412 (e) of the Internal Revenue Code. Furthermore, if the Company were to exit certain markets or otherwise cease making contributions to these plans at this time, it could trigger a withdrawal liability that would require the Company to fund its proportionate share of a plan's unfunded vested benefits.

The Company also makes contributions to multi-employer health and welfare plans in amounts set forth in the related collective bargaining agreements. Some of the collective bargaining agreements contain reserve requirements that may trigger unanticipated contributions resulting in increased health care expenses. If these health care provisions cannot be renegotiated in a manner that reduces the prospective health care cost as the Company intends, the Company's Selling and administrative expenses could increase in the future.

The following table represents the Company's significant contractual obligations at February 24, 2007.

| | Payments Due Per Period | | | | |
|---|---|---|---|---|---|
| | Total | Fiscal 2008 | Fiscal 2009-2010 | Fiscal 2011-2012 | Thereafter |
| Contractual Obligations: | | | | | |
| Debt (1) | $ 8,398 | $ 302 | $1,107 | $2,059 | $ 4,930 |
| Interest on long-term debt | 6,172 | 599 | 1,117 | 871 | 3,585 |
| Operating leases (2) | 3,824 | 359 | 717 | 567 | 2,181 |
| Capital and direct financing leases (3) | 2,304 | 153 | 306 | 291 | 1,554 |
| Benefit obligations (4) | 7,824 | 116 | 222 | 233 | 7,253 |
| Construction commitments | 200 | 175 | 25 | — | — |
| Deferred income taxes | 593 | 92 | 152 | 184 | 165 |
| Purchase obligations (5) | 2,372 | 1,197 | 1,148 | 27 | — |
| Self-insurance obligations | 1,104 | 346 | 360 | 156 | 242 |
| Total | $32,791 | $3,339 | $5,154 | $4,388 | $19,910 |

(1) The Company has medium-term notes and debentures that contain put options that would require the Company to repay borrowed amounts prior to maturity. Medium-term notes of $30 and $49 mature in July 2027 and April 2028, respectively, and have put options exercisable in July 2007 and April 2008, respectively. Debentures in the amount of $209 mature in May 2037 and have put options exercisable in May 2009. Convertible debentures in the amount of $53 mature in 2031 and the holders have the ability to convert the debentures into shares of the Company's common stock and the Company has announced its intent to use cash to settle the debentures. For the purpose of the table above, payments of these obligations are assumed to occur at scheduled maturity.

(2) Represents the minimum rents payable under operating leases, offset by expected sublease income of $242, $58, $79, $48 and $57, respectively.

(3) Rent payments are net of expected sublease income of $101, $16, $26, $21 and $38, respectively.

(4) The Company's benefit obligations include obligations related to sponsored defined benefit pension and postretirement benefit plans and deferred compensation plans. The defined benefit pension plan has plan assets of approximately $1,735 at the end of fiscal 2007. The postretirement plan obligations exclude any Medicare Part D subsidies that might be received from the federal government.

(5) The Company's purchase obligations include various obligations that have annual purchase commitments of $1 or greater. As of February 24, 2007, future purchase obligations existed that primarily related to supply contracts. In the ordinary course of business, the Company enters into supply contracts to purchase products for resale. These supply contracts typically include either volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations. The supply contracts that are cancelable have not been included above.

## COMMON STOCK PRICE

SUPERVALU's common stock is listed on the New York Stock Exchange under the symbol SVU. At fiscal 2007 year end, there were 31,614 shareholders of record compared with 6,206 at the end of fiscal 2006.

| | Common Stock Price Range | | | | Dividends Per Share | |
|---|---|---|---|---|---|---|
| | 2007 | | 2006 | | 2007 | 2006 |
| Fiscal | High | Low | High | Low | | |
| First Quarter | $32.28 | $28.24 | $34.72 | $30.64 | $0.1625 | $0.1525 |
| Second Quarter | 31.13 | 26.14 | 35.88 | 30.90 | 0.1650 | 0.1625 |
| Third Quarter | 34.57 | 29.09 | 33.93 | 29.55 | 0.1650 | 0.1625 |
| Fourth Quarter | 39.02 | 34.03 | 34.75 | 30.60 | 0.1650 | 0.1625 |
| Year | 39.02 | 26.14 | 35.88 | 29.55 | 0.6575 | 0.6400 |

Dividend payment dates are on or about the 15th day of March, June, September and December, subject to the Board of Directors approval.

## NEW ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") SFAS No. 123(R). SFAS No. 123(R) addresses the accounting for share-based payments, including grants of employee stock options. Under the new standard, companies are no longer able to account for share-based compensation transactions using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"). Instead, companies are required to account for such transactions using a fair-value method and recognize the expense in their consolidated statements of earnings. SFAS No. 123(R) and related FASB Staff Positions became effective for the Company on February 26, 2006. The adoption of SFAS No. 123(R) and its effects are described in Note 12—Stock-Based Compensation, in the Notes to Consolidated Financial Statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS No. 151 provides examples of "abnormal" costs to include costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage). SFAS No. 151 became effective for the Company on February 26, 2006 and did not have a material effect on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS No. 153"). SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 became effective for the Company on February 26, 2006 and did not have a material effect on the Company's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires retrospective application as the required method for reporting a change in accounting principle, unless impracticable or unless a pronouncement includes alternative transition provisions. SFAS No. 154 also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This statement carries forward the guidance in APB Opinion No. 20, "Accounting Changes," for the reporting of a correction of an error and a change in accounting estimate. SFAS No. 154 became effective for the Company on February 26, 2006 and did not have a material effect on the Company's consolidated financial statements.

In June 2006, the FASB ratified the consensuses of EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"). EITF 06-3 indicates that the income statement presentation on either a gross basis or a net basis of the taxes within the scope of the issue is an accounting policy decision. The Company's accounting policy is to present the taxes within the scope of EITF 06-3 on a net basis. The adoption of EITF 06-3 in the first fiscal quarter of 2007 did not result in a change to the Company's accounting policy and, accordingly, did not have a material effect on the Company's consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on subsequent derecognition of tax positions, financial statement classification, recognition of interest and penalties, accounting in interim periods, and disclosure and transition requirements. FIN 48 is effective for the Company's fiscal year beginning February 25, 2007, with early adoption permitted. The Company is in the process of evaluating the impact of adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for the Company's fiscal year beginning February 24, 2008, with early adoption permitted. The Company is in the process of evaluating the impact of adoption of SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, "Employers' Accounting for Pensions", or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", (c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS No. 158 is effective for the Company's fiscal year ending February 24, 2007. The adoption of SFAS No. 158 and its effects are described in Note 15—Benefit Plans, in the Notes to Consolidated Financial Statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Company's fiscal year ending February 24, 2007 and did not have a material effect on the Company's consolidated financial statements.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market pricing risk consisting of interest rate risk related to debt obligations outstanding, its investment in notes receivable and, from time to time, derivatives employed to hedge interest rate changes on variable and fixed rate debt. The Company does not use financial instruments or derivatives for any trading or other speculative purposes.

The Company manages interest rate risk through the strategic use of fixed and variable rate debt and, to a limited extent, derivative financial instruments. Variable interest rate debt (bank loans, industrial revenue bonds and other variable interest rate debt) is utilized to help maintain liquidity and finance business operations. Long-term debt with fixed interest rates is used to assist in managing debt maturities and to diversify sources of debt capital.

The Company makes long-term loans to certain Supply chain customers and as such, holds notes receivable in the normal course of business. The notes generally bear fixed interest rates negotiated with each retail customer. The market value of the fixed rate notes is subject to change due to fluctuations in market interest rates.

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates, including notes receivable, debt obligations and interest rate swap agreements. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates, excluding debt discounts or premiums related to the purchase accounting fair value adjustments. For notes receivable, the table presents the expected collection of principal cash flows and weighted average interest rates by expected maturity dates. For interest rate swap agreements, the table presents the estimate of the differential between interest payable and interest receivable under the swap agreements implied by the yield curve utilized to compute the fair value of the interest rate swaps.

**Summary of Financial Instruments**

| | February 24, 2007 | | Aggregate payments by fiscal year | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Total | 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter |
| | | | (in millions, except rates) | | | | | |
| Notes receivable | | | | | | | | |
| Principal receivable | $ 55 | $ 55 | $ 30 | $ 9 | $ 4 | $ 4 | $ 2 | $ 6 |
| Average rate receivable | | 6.2% | 5.1% | 7.4% | 9.9% | 9.8% | 9.8% | 4.3% |
| Debt with variable interest rates | | | | | | | | |
| Principal payable | $2,843 | $2,834 | $287 | $132 | $137 | $125 | $ 947 | $1,206 |
| Average variable rate payable | | 6.9% | 6.1% | 6.7% | 6.6% | 6.9% | 7.0% | 7.0% |
| Debt with fixed interest rates | | | | | | | | |
| Principal payable | $5,625 | $5,564 | $ 15 | $ 64 | $774 | $986 | $ 1 | $3,724 |
| Average fixed rate payable | | 7.5% | 6.1% | 6.6% | 7.4% | 7.7% | 10.0% | 7.4% |

**Cautionary Statements for Purposes of the Safe Harbor Provisions of the Securities Litigation Reform Act**

Any statements contained in this Annual Report on Form 10-K regarding the outlook for our businesses and their respective markets, such as projections of future performance, statements of our plans and objectives, forecasts of market trends and other matters, are forward-looking statements based on our assumptions and beliefs. Such statements may be identified by such words or phrases as "will likely result," "are expected to," "will continue," "outlook," "will benefit," "is anticipated," "estimate," "project," "management believes" or similar expressions. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those discussed in such statements and no assurance can be given that the results in any forward-looking statement will be achieved. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Any forward-looking statement speaks only as of the date on which it is made, and we disclaim any obligation to subsequently revise any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of anticipated or unanticipated events.

Certain factors could cause our future results to differ materially from those expressed or implied in any forward-looking statements contained in this Annual Report on Form 10-K. These factors include the factors discussed in Item 1A of this Annual Report on Form 10-K under the heading "Risk Factors," the factors discussed below and any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statements. Since it not possible to foresee all such factors, these factors should not be considered as complete or exhaustive.

***Economic and Industry Conditions***

- Adverse changes in economic conditions that affect consumer spending or buying habits
- Food and drug price inflation or deflation

- Increases in energy costs and commodity prices, which could impact consumer spending and buying habits and the cost of doing business
- The availability of favorable credit and trade terms
- Softness in national and local economies
- Changes in interest rates

*Competitive Practices*

- Competition from other food and/or drug retail chains, supercenters, non-traditional competitors and emerging alternative formats in our retail markets
- The impact of consolidation in the retail food and supply chain services industries
- Declines in the retail sales activity of our supply chain services customers due to competition or increased self-distribution
- Changes in demographics or consumer preferences that affect consumer spending habits

*Security and Food Safety*

- Business disruptions or losses resulting from wartime activities, acts or threats of terror, data theft, information espionage, or other criminal activity directed at the food and drug industry, the transportation industry, or computer or communications systems
- Other events that give rise to actual or potential food contamination, drug contamination or food-borne illness

*Labor Relations and Employee Benefit Costs*

- Potential work disruptions resulting from labor disputes
- Increased operating costs resulting from rising employee benefit costs or pension funding obligations
- The ability to hire, train or retain employees

*Expansion and Acquisitions*

- Our ability to successfully combine our operations with the Acquired Operations, to achieve expected synergies and to minimize the diversion of management's attention and resources
- Our ability to provide transition support services to the purchasers of the non-core supermarket operations of Albertsons in a cost effective non-disputed manner with a minimal diversion of management time
- The adequacy of our capital resources for future acquisitions, the expansion of existing operations or improvements to facilities
- Our ability to locate suitable store or distribution center sites, negotiate acceptable purchase or lease terms, and build or expand facilities in a manner that achieves appropriate returns on our capital investment
- Our ability to attract and retain customers
- Our ability to make acquisitions at acceptable rates of return, assimilate acquired operations and integrate the personnel of the acquired business

*Liquidity*

- Additional funding requirements to meet anticipated debt payments and capital needs
- The impact of acquisitions, including our recent acquisition of the Acquired Operations, on our level of indebtedness, debt ratings, costs and future financial flexibility

*Legal and Administrative Proceedings, Regulatory and Accounting Matters*

- Unfavorable outcomes in litigation, governmental or administrative proceedings, or other disputes
- Changes in applicable laws and regulations that impose additional requirements or restrictions on the operation of our businesses
- The ability to timely obtain permits, comply with government regulations or make capital expenditures required to maintain compliance with government regulations
- Changes in accounting standards that impact our financial statements

*Operating Conditions*

- Changes in our business plans, operations, results and prospects
- Potential delays in the development, construction or start-up of planned projects
- Difficulties in developing, maintaining or upgrading information technology systems
- The outcome of negotiations with partners, governments, suppliers, unions, or customers
- Property damage or business disruption resulting from severe weather conditions and natural disasters that affect the Company, its customers or suppliers
- Unseasonably adverse climatic conditions that impact the availability or cost of certain products in the grocery supply chain

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by Item 7A is found under the heading of "Quantitative and Qualitative Disclosure About Market Risk" under Part II, Item 7 of this Annual Report on Form 10-K.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by Item 8 is found in a separate section of this Annual Report on Form 10-K on pages F-1 through F-54. See "Index of Selected Financial Data and Financial Statements and Schedules" on page F-1.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

**Disclosure Controls and Procedures**

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's chief executive officer and its chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of February 24, 2007, the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the chief executive officer and chief financial officer concluded that as of the valuation date, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

**Management's Annual Report on Internal Control Over Financial Reporting**

The financial statements, financial analyses and all other information included in this Annual Report on Form 10-K were prepared by the Company's management, which is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition and use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company's internal control over financial reporting as of February 24, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* . Based on management's assessment using this framework, it believes that, as of February 24, 2007, the Company's internal control over financial reporting is effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of February 24, 2007, has been audited by KPMG LLP, our independent registered public accounting firm. Their report, which is set forth on page F-5 of this Annual Report on Form 10-K, expresses an unqualified opinion on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of February 24, 2007.

**Changes in Internal Control Over Financial Reporting**

During the fiscal quarter ended February 24, 2007, there has been no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**ITEM 9B. OTHER INFORMATION**

None.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by Item 10, as to compliance with Section 16(a) of the Exchange Act, is incorporated by reference to the Company's definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with the Company's 2007 Annual Meeting of Stockholders under the heading "Other Information—Section 16(a) Beneficial Ownership Reporting Compliance." The information called for by Item 10, as to the audit committee and the audit committee financial expert, is incorporated by reference to the Company's definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with the Company's 2007 Annual Meeting of Stockholders under the heading "Meetings of the Board of Directors and Committees of the Board—Audit Committee." The information called for by Item 10, as to executive officers, is set forth under "Executive Officers of the Company" in Part I, Item 1 of this Annual Report on Form 10-K. The information called for by Item 10, as to directors, is incorporated by reference to the Company's definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with the Company's 2007 Annual Meeting of Stockholders under the heading "Election of Directors (Item 1)."

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and all other employees and non-employee directors of the Company. This code of ethics is posted on the Company's website ( www.supervalu.com ). The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on the Company's website, at the address specified above.

The Company's Corporate Governance Principles and charters for each Committee of its Board of Directors are also available on the Company's website. The code of ethics, Corporate Governance Principles and charters are also available in print to any stockholder who submits a request to: SUPERVALU INC., P.O. Box 990, Minneapolis, Minnesota 55440.

Information on the Company's website is not deemed to be incorporated by reference into this Annual Report on Form 10-K.

### ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated by reference to the Company's definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with the Company's 2007 Annual Meeting of Stockholders under the headings "Director Compensation," "Executive Compensation" and "Report of Executive Personnel and Compensation Committee."

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 12, as to security ownership of certain beneficial owners, directors and management, is incorporated by reference to the Company's definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with the Company's 2007 Annual Meeting of Stockholders under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management." The information called for by Item 12, as to the equity compensation table, is incorporated by reference to the Company's definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with the Company's 2007 Annual Meeting of Stockholders under the heading "Proposal to Approve the SUPERVALU INC. 2007 Stock Plan (Item 2) – Equity Compensation Plan Information."

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by Item 13, as to director independence, is incorporated by reference to the Company's definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with the Company's 2007 Annual Meeting of Stockholders under the heading "Board Practices – Director Independence." The information called for by Item 13, as to related person transactions, is incorporated by reference to the Company's definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with the Company's 2007 Annual Meeting of Stockholders under the heading "Board Practices – Policy and Procedures Regarding Transactions with Related Persons."

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated by reference to the Company's definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with the Company's 2007 Annual Meeting of Stockholders under the heading "Independent Registered Public Accountants' Fees."

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements:

The consolidated financial statements to the Company listed in the accompanying "Index of Selected Financial Data and Financial Statements and Schedules" together with the reports of KPMG LLP, independent registered public accountants, are filed as part of this Annual Report on Form 10-K.

(2) Financial Statement Schedules:

The consolidated financial statement schedules to the Company listed in the accompanying "Index of Selected Financial Data and Financial Statements and Schedules" together with the reports of KPMG LLP, independent registered public accountants, are filed as part of this Annual Report on Form 10-K.

(3) Exhibits:

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession:

2.1 Agreement and Plan of Merger, dated January 22, 2006, by and among Albertson's Inc., New Aloha Corporation (n/k/a New Albertson's, Inc.), New Diamond Sub, Inc., SUPERVALU INC., and Emerald Acquisition Sub, Inc. is incorporated herein by reference to Annex A of the Registration Statement on Form S-4 (Registration No. 333-132397-01) of SUPERVALU INC. and New Albertson's, Inc., filed on April 28, 2006.

(3) Articles of Incorporation and Bylaws:

3.1 Restated Certificate of Incorporation is incorporated herein by reference to Exhibit (3)(i) to the Company's Annual Report on Form 10-K for the year ended February 28, 2004.

3.2 Restated Bylaws, as amended, is incorporated herein by reference to Exhibit (3)(ii) to the Company's Current Report on Form 8-K filed with the SEC on April 17, 2006.

(4) Instruments defining the rights of security holders, including indentures:

4.1 Indenture dated as of July 1, 1987, between the Company and Bankers Trust Company, as Trustee, is incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (Registration No. 33-52422).

4.2 First Supplemental Indenture dated as of August 1, 1990, between the Company and Bankers Trust Company, as Trustee, to Indenture dated as of July 1, 1987, between the Company and Bankers Trust Company, as Trustee, is incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (Registration No. 33-52422).

4.3 Second Supplemental Indenture dated as of October 1, 1992, between the Company and Bankers Trust Company, as Trustee, to Indenture dated as of July 1, 1987, between the Company and Bankers Trust Company, as Trustee, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated November 13, 1992.

4.4 Third Supplemental Indenture dated as of September 1, 1995, between the Company and Bankers Trust Company, as Trustee, to Indenture dated as of July 1,

1987, between the Company and Bankers Trust Company, as Trustee, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 2, 1995.

4.5 Fourth Supplemental Indenture dated as of August 4, 1999, between the Company and Bankers Trust Company, as Trustee, to Indenture dated as of July 1, 1987, between the Company and Bankers Trust Company, as Trustee, is incorporated herein by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period (16 weeks) ended September 11, 1999.

4.6 Fifth Supplemental Indenture dated as of September 17, 1999, between the Company and Bankers Trust Company, as Trustee, to Indenture dated as of July 1, 1987, between the Company and Bankers Trust Company, as Trustee, is incorporated herein by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period (16 weeks) ended September 11, 1999.

4.7 Rights Agreement dated as of April 12, 2000, between the Company and Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, N.A.), as Rights Agent, including as Exhibit B the forms of Rights Certificate and Election to Exercise, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on April 17, 2000.

4.8 Indenture dated as of November 2, 2001, between the Company and The Chase Manhattan Bank, as Trustee, including form of Liquid Yield Option™ Note due 2031 (Zero Coupon—Senior), is incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (Registration No. 333-81252) filed with the SEC on January 23, 2002.

4.9 Registration Rights Agreement, dated as of November 2, 2001, by and among the Company, Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, is incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (Registration No. 333-81252) filed with the SEC on January 23, 2002.

4.10 Form of Credit Agreement, dated as of February 28, 2005, among the Company, the Lenders named therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and Bank Of America, N.A., as Syndication Agent, is incorporated herein by reference to Exhibit 4.11 to the Company's Current Report on Form 8-K filed with the SEC on March 4, 2005.

4.11 Credit Agreement, dated as of June 1, 2006, by and among the Company, The Royal Bank of Scotland PLC, Bank of America, Citibank, Rabobank International, Cobank, ACB, U.S. Bank National Association, and various financial institutions and other persons from time to time parties hereto is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 7, 2006.

4.12 First Amendment to Credit Agreement, dated March 8, 2007, among SUPERVALU INC., The Royal Bank of Scotland PLC, as Administrative Agent, and the Lenders.

4.13 Indenture dated as of May 1, 1992, between Albertson's, Inc. and Morgan Guaranty Trust Company of New York, as Trustee, is incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-3 of Albertsons, Inc. (Reg. No. 333-41793) filed with the SEC on December 9, 1997.

4.14 Supplemental Indenture No.1, dated as of May 7, 2004, between Albertson's, Inc. and U.S. Bank Trust National Association, as Trustee.

4.15 Supplemental Indenture No. 2 dated as of June 1, 2006, between Albertson's LLC, New Albertson's, Inc. and U.S. Bank Trust National Association, as Trustee, to Indenture dated as of May 1, 1992, between Albertson's, Inc. and Morgan Guaranty Trust Company of New York, as Trustee is incorporated herein by reference to Exhibit 4.9 to the Company's Current Report on Form 10-K filed with the SEC on June 7, 2006.

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of certain instruments defining the rights of holders of certain long-term debt to the Company and its subsidiaries are not filed and, in lieu thereof, the Company agrees to furnish copies thereof to the Securities and Exchange Commission upon request.

(10) Material Contracts:

10.1 SUPERVALU INC. 2002 Stock Plan, as amended.*

10.2 Form of SUPERVALU INC. 2002 Stock Plan Stock Option Agreement and Stock Option Terms and Conditions for Key Executives, as amended on April 17, 2007.*

10.3 Form of SUPERVALU INC. 2002 Stock Plan Stock Option Agreement and Stock Option Terms and Conditions for Key Executives, as amended, is incorporated herein by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended February 25, 2006.*

10.4 Form of SUPERVALU INC. 2002 Stock Plan Restoration Stock Option Agreement and Restoration Stock Option Terms and Conditions for Key Executives, as amended, is incorporated herein by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended February 25, 2006.*

10.5 Form of SUPERVALU INC. 2002 Stock Plan Stock Option Agreement for Non-Employee Directors and Stock Option Terms and Conditions for Non-Employee Directors is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended September 11, 2004.*

10.6 Form of SUPERVALU INC. 2002 Stock Plan Restoration Stock Option Agreement for Non-Employee Directors and Restoration Stock Option Terms and Conditions for Non-Employee Directors is incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended September 11, 2004.*

10.7 Form of SUPERVALU INC. 2002 Stock Plan Supplemental Non-Qualified Stock Option Agreement for Non-Employee Directors and Terms and Conditions for Supplemental Stock Options for Non-Employee Directors is incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended September 11, 2004.*

10.8 Form of SUPERVALU INC. 2002 Stock Plan Restricted Stock Award Certificate and Restricted Stock Award Terms and Conditions, as amended, is incorporated herein by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended February 25, 2006.*

10.9 SUPERVALU INC. 2002 Stock Plan Restricted Stock Unit Award Agreement dated as of October 12, 2006 for Jeffrey Noddle is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on October 13, 2006.*

10.10 SUPERVALU INC. 2002 Stock Plan Restricted Stock Unit Award Agreement for John H. Hooley is incorporated herein by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended February 28, 2004.*

10.11 Amendment No. 1 to the SUPERVALU INC. 2002 Stock Plan Restricted Stock Unit Award Agreement dated as of February 14, 2007 between John H. Hooley and SUPERVALU INC is incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2007.*

10.12 SUPERVALU INC. 2002 Stock Plan Restricted Stock Unit Award Agreement for Michael L. Jackson is incorporated herein by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended February 28, 2004.*

10.13 SUPERVALU INC. 1997 Stock Plan, as amended.*

10.14 SUPERVALU INC. 1993 Stock Plan, as amended.*

10.15 SUPERVALU INC. 1993 Stock Plan Restricted Stock Unit Award Agreement for Jeffrey Noddle is incorporated herein by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended February 22, 2003.*

10.16 SUPERVALU INC. 1993 Stock Plan Restricted Stock Unit Award Agreement for David L. Boehnen, as amended, is incorporated herein by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended February 28, 2004.*

10.17 SUPERVALU INC. 1993 Stock Plan Restricted Stock Unit Award Agreement for Pamela K. Knous, as amended, is incorporated herein by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended February 28, 2004.*

10.18 SUPERVALU/Richfood Stock Incentive Plan, as amended.*

10.19 Resolutions of SUPERVALU INC. Board of Directors, amending the SUPERVALU INC. Restricted Stock Plan, as amended, are incorporated herein by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended February 24, 2001.*

10.20 SUPERVALU INC. 1983 Employee Stock Option Plan, as amended.*

10.21 SUPERVALU INC. 1989 Stock Appreciation Rights Plan is incorporated herein by reference to Exhibit (10)g. to the Company's Annual Report on Form 10-K for the year ended February 25, 1989.*

10.22 SUPERVALU INC. Executive Incentive Bonus Plan is incorporated herein by reference to Exhibit (10)c. to the Company's Annual Report on Form 10-K for the year ended February 22, 1997.*

10.23 SUPERVALU INC. Annual Cash Bonus Plan for Designated Corporate Officers, as amended, is incorporated herein by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended February 24, 2001.*

10.24 Performance Criteria for Awards Under the Company's Annual Cash Bonus Plan for Designated Corporate Officers and the Executive Incentive Bonus Plan is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended December 4, 2004.*

10.25 SUPERVALU INC. Long-Term Incentive Plan, as amended.*

10.26 Form of SUPERVALU INC. Long-Term Incentive Plan Restricted Stock Award Certificate and Long-Term Incentive Plan Restricted Stock Award Terms and

Conditions is incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended September 11, 2004.*

10.27 Performance Criteria for Awards Under the Company's Long-Term Incentive Plan is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended December 4, 2004.*

10.28 Albertson's, Inc. 2004 Equity and Performance Incentive Plan, as amended.*

10.29 Form of Albertson's, Inc. 2004 Equity and Performance Incentive Plan Stock Option Agreement and Stock Option Terms and Conditions for Employees.*

10.30 Intentionally omitted.

10.31 Form of Albertson's, Inc. 2004 Equity and Performance Incentive Plan Award of Deferred Restricted Stock Units is incorporated herein by reference to Exhibit 10.58 to the Current Report on Form 8-K of Albertson's, Inc. (Commission File Number 1-6187) filed with the SEC on December 20, 2004.*

10.32 Form of Albertson's, Inc. 2004 Equity and Performance Incentive Plan Non-Employee Director Deferred Share Units Agreement is incorporated herein by reference to Exhibit 10.58 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended May 5, 2005.*

10.33 Form of Albertson's, Inc. 2004 Equity and Performance Incentive Plan Award of Deferrable Restricted Stock Units is incorporated herein by reference to Exhibit 10.60 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended May 5, 2005.*

10.34 Form of Albertson's, Inc. 2004 Equity and Performance Incentive Plan Non-Qualified Stock Option Award Agreement is incorporated herein by reference to Exhibit 10.61 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended August 4, 2005.*

10.35 Form of Albertson's, Inc. 2004 Equity and Performance Incentive Plan Award of Deferrable Restricted Stock Units is incorporated herein by reference to Exhibit 10.62 to the Current Report on Form 8-K of Albertson's, Inc. (Commission File Number 1-6187) filed with the SEC on January 31, 2006.*

10.36 Albertson's Inc. 1995 Stock-Based Incentive Plan, as amended.*

10.37 Form of Albertson's, Inc. 1995 Stock-Based Incentive Plan Stock Option Agreement is incorporated herein by reference to Exhibit 10.24.1 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 1, 1996.*

10.38 Form of Albertson's, Inc. Amended and Restated 1995 Stock-Based Incentive Plan Award of Stock Option is incorporated herein by reference to Exhibit 10.46.1 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended October 31, 2002.*

10.39 Form of Albertson's, Inc. Amended and Restated 1995 Stock-Based Incentive Plan Award of Deferred Stock Units is incorporated herein by reference to Exhibit 10.46.2 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended October 31, 2002.*

10.40 Form of Albertson's, Inc. Amended and Restated 1995 Stock-Based Plan Award of Deferred Restricted Stock Units is incorporated herein by reference to Exhibit 10.57 to the Current Report on Form 8-K of Albertson's, Inc. (Commission File Number 1-6187) filed with the SEC on December 20, 2004.*

10.41 Form of Albertson's, Inc. Amended and Restated 1995 Stock-Based Incentive Plan Award of Deferrable Restricted Stock Units is incorporated herein by reference to Exhibit 10.59 to the Current Report on Form 8-K of Albertson's, Inc. (Commission File Number 1-6187) filed with the SEC on December 20, 2004.*

10.42 SUPERVALU INC. Deferred Compensation Plan for Non-Employee Directors, as amended, is incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended February 22, 2003.*

10.43 SUPERVALU INC. Excess Benefit Plan Restatement, as amended, is incorporated herein by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended February 22, 2003.*

10.44 SUPERVALU INC. Deferred Compensation Plan as amended, is incorporated herein by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended February 22, 2003.*

10.45 SUPERVALU INC. Executive Deferred Compensation Plan, as amended, is incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended February 22, 2003.*

10.46 SUPERVALU INC. Executive Deferred Compensation Plan II, as amended, is incorporated herein by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended February 22, 2003.*

10.47 Form of Agreement used in connection with the Company's Executive Post Retirement Survivor Benefit Program is incorporated herein by reference to Exhibit (10)i. to the Company's Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended September 12, 1998.*

10.48 Form of Change of Control Severance Agreements entered into with certain officers to the Company, as amended, incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended December 2, 2006.*

10.49 SUPERVALU INC. Directors Retirement Program, as amended, is incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended February 22, 2003.*

10.50 SUPERVALU INC. Non-Qualified Supplemental Executive Retirement Plan is incorporated herein by reference to Exhibit (10)r. to the Company's Annual Report on Form 10-K for the year ended February 24, 1990.*

10.51 First Amendment to SUPERVALU INC. Non-Qualified Supplemental Executive Retirement Plan is incorporated herein by reference to Exhibit (10)a. to the Company's Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended September 7, 1996.*

10.52 Second Amendment to SUPERVALU INC. Non-Qualified Supplemental Executive Retirement Plan is incorporated herein by reference to Exhibit (10)r. to the Company's Annual Report on Form 10-K for the year ended February 28, 1998.*

10.53 Third Amendment to SUPERVALU INC. Non-Qualified Supplemental Executive Retirement Plan is incorporated herein by reference to Exhibit (10)h. to the

Company's Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended September 12, 1998.*

10.54 Fourth Amendment to SUPERVALU INC. Non-Qualified Supplement Executive Retirement Plan is incorporated herein by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended February 22, 2003.*

10.55 SUPERVALU INC. Non-Employee Directors Deferred Stock Plan, as amended, is incorporated herein by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended February 22, 2003.*

10.56 Amended and Restated SUPERVALU INC. Grantor Trust dated as of May 1, 2002 is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period (16 weeks) ended June 15, 2002.*

10.57 Annual discretionary CEO Bonus Pool is incorporated herein by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended February 25, 2006.*

10.58 Purchase and Separation Agreement, dated January 22, 2006, by and among the Company, Albertson's, Inc., New Aloha Corporation and AB Acquisition LLC is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 24, 2006.

10.59 Amendment to Purchase and Separation Agreement, dated as of June 2, 2006, by and among the Company, Albertson's LLC, New Albertson's, Inc. and AB Acquisition LLC is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 7, 2006.

10.60 Asset Purchase Agreement, dated as of January 22, 2006, among the Company, CVS Corporation, CVS Pharmacy, Inc., Albertson's, Inc., New Aloha Corporation and certain other sellers is incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 24, 2006.

10.61 Amendment to Asset Purchase Agreement, dated June 2, 2006, by and among the Company, CVS Corporation, CVS Pharmacy, Inc., Albertson's, Inc., New Albertson's, Inc. and certain other sellers is incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on June 7, 2006.

10.62 Letter Agreement, including Appendix A thereto, dated as of August 9, 2006, between the Company and Kevin Tripp is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on August 15, 2006. *

10.63 Letter Agreement, including Appendix A thereto, dated as of August 11, 2006, between the Company and Pete Van Helden is incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on August 15, 2006. *

10.64 Letter Agreement, including Appendix A thereto, dated as of September 15, 2006, between the Company and Duncan C. Mac Naughton is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on September 20, 2006. *

10.65 Lead Director annual retainer is incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006.*

10.66 Summary of Non-Employee Director Compensation.

10.67 Albertson's, Inc. 2000 Deferred Compensation Plan, dated as of January 1, 2000, is incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 3, 2000.*

10.68 First Amendment to the Albertson's, Inc. 2000 Deferred Compensation Plan, dated as of May 25, 2001, is incorporated herein by reference to Exhibit 10.10.1 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 30, 2003.*

10.69 Second Amendment to the Albertson's, Inc. 2000 Deferred Compensation Plan, dated as of July 18, 2001, is incorporated herein by reference to Exhibit 10.10.2 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 30, 2003.*

10.70 Third Amendment to the Albertson's, Inc. 2000 Deferred Compensation Plan, dated as of December 31, 2001, is incorporated herein by reference to Exhibit 10.10.3 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 30, 2003.*

10.71 Fourth Amendment to the Albertson's, Inc. 2000 Deferred Compensation Plan, dated as of December 22, 2003, is incorporated herein by reference to Exhibit 10.10.4 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 29, 2004.*

10.72 Sixth Amendment to the Albertson's, Inc. 2000 Deferred Compensation Plan, dated as of April 28, 2006, is incorporated herein by reference to Exhibit 10.10.5 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended May 4, 2006.*

10.73 Albertson's, Inc. Executive Pension Makeup Plan, amended and restated as of February 1, 1989, is incorporated herein by reference to Exhibit 10.13 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 2, 1989.*

10.74 First Amendment to the Albertson's, Inc. Executive Pension Makeup Plan, dated as of June 8, 1989, is incorporated herein by reference to Exhibit 10.13.1 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended May 4, 1989.*

10.75 Second Amendment to the Albertson's, Inc. Executive Pension Makeup Plan, dated as of January 12, 1990, is incorporated herein by reference to Exhibit 10.13.2 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 1, 1990.*

10.76 Third Amendment to the Albertson's, Inc. Executive Pension Makeup Plan, dated as of January 31, 1990, is incorporated herein by reference to Exhibit 10.13.3 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended August 2, 1990.*

10.77 Fourth Amendment to the Albertson's, Inc. Executive Pension Makeup Plan, effective as of January 1, 1995, is incorporated herein by reference to Exhibit 10.13.4 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 2, 1995.*

10.78 Amendment to the Albertson's, Inc. Executive Pension Makeup Plan, retroactive to January 1, 1990, is incorporated herein by reference to Exhibit 10.13.5 to the

Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 1, 1996.*

10.79 Amendment to the Albertson's, Inc. Executive Pension Makeup Plan, retroactive to October 1, 1999, is incorporated herein by reference to Exhibit 10.13.6 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 3, 2000.*

10.80 Amendment to the Albertson's, Inc. Executive Pension Makeup Plan, dated as of June 1, 2001, is incorporated herein by reference to Exhibit 10.13.7 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 30, 2003.*

10.81 Second Amendment to the Albertson's, Inc. Executive Pension Makeup Plan, dated as of April 28, 2006, is incorporated herein by reference to Exhibit 10.13.8 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended May 4, 2006.*

10.82 Third Amendment to the Albertson's, Inc. Executive Pension Makeup Plan, dated as of April 28, 2006, is incorporated herein by reference to Exhibit 10.13.9 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended May 4, 2006.*

10.83 Albertson's, Inc. Executive ASRE Makeup Plan, dated as of September 26, 1999, is incorporated herein by reference to Exhibit 10.14 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 3, 2000.*

10.84 First Amendment to the Albertson's, Inc. Executive ASRE Makeup Plan, dated as of May 25, 2001, is incorporated herein by reference to Exhibit 10.14.1 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 30, 2003.*

10.85 Second Amendment to the Albertson's, Inc. Executive ASRE Makeup Plan, dated as of December 31, 2001, is incorporated herein by reference to Exhibit 10.14.2 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 30, 2003.*

10.86 Fourth Amendment to the Albertson's Inc. Executive ASRE Makeup Plan, dated as of April 28, 2006, is incorporated herein by reference to Exhibit 10.14.3 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended May 4, 2006.*

10.87 Albertson's, Inc. Executive Pension Makeup Trust, dated as of February 1, 1989, is incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 2, 1989.*

10.88 Amendment to the Albertson's, Inc.Executive Pension Makeup Trust, dated as of July 24, 1998, is incorporated herein by reference to Exhibit 10.18.1 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 3, 2000.*

10.89 Amendment to the Albertson's, Inc. Executive Pension Makeup Trust, dated as of December 1, 1998, is incorporated herein by reference to Exhibit 10.18.1 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended October 29, 1998.*

10.90 Amendment to the Albertson's, Inc. Executive Pension Makeup Trust, dated as of December 1, 1999, is incorporated herein by reference to Exhibit 10.18.3 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 3, 2000.*

10.91 Amendment to the Albertson's, Inc. Executive Pension Makeup Trust, dated as of March 31, 2000, is incorporated herein by reference to Exhibit 10.18.4 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 1, 2001.*

10.92 Albertson's, Inc. 1990 Deferred Compensation Plan is incorporated herein by reference to Exhibit 10.20 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 31, 1991.*

10.93 Amendment to the Albertson's, Inc.1990 Deferred Compensation Plan, dated as of April 12, 1994, is incorporated herein by reference to Exhibit 10.20.1 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended August 4, 1994.*

10.94 Amendment to the Albertson's, Inc. 1990 Deferred Compensation Plan, dated as of November 5, 1997, is incorporated herein by reference to Exhibit 10.20.2 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 29, 1998.*

10.95 Amendment to the Albertson's, Inc. 1990 Deferred Compensation Plan, dated as of November 1, 1998, is incorporated herein by reference to Exhibit 10.20.3 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended October 29, 1998.*

10.96 Termination of the Albertson's, Inc. 1990 Deferred Compensation Plan, dated as of December 31, 1999, is incorporated herein by reference to Exhibit 10.20.4 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 30, 2003.*

10.97 Amendment to the Albertson's, Inc. 1990 Deferred Compensation Plan, dated as of May 1, 2001, is incorporated herein by reference to Exhibit 10.20.5 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 30,2003.*

10.98 Amendment to the Albertson's, Inc. 1990 Deferred Compensation Plan, effective as of May 1, 2001, is incorporated herein by reference to Exhibit 10.20.6 of Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 30, 2003.*

10.99 Amendment to the Albertson's, Inc. 1990 Deferred Compensation Plan, dated as of April 28, 2006, is incorporated herein by reference to Exhibit 10.20.7 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended May 4, 2006.*

10.100 Albertson's, Inc. Non-Employee Directors' Deferred Compensation Plan is incorporated herein by reference to Exhibit 10.21 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 31, 1991.*

10.101 Amendment to the Albertson's, Inc. Non-Employee Directors' Deferred Compensation Plan, dated as of December 15, 1998, is incorporated herein by reference to Exhibit 10.21.1 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 3, 2000.*

10.102 Amendment to the Albertson's, Inc. Non-Employee Directors' Deferred Compensation Plan, dated as of March 15, 2001, is incorporated herein by reference to Exhibit 10.21.2 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 1, 2001.*

10.103 Amendment to the Albertson's, Inc. Non-Employee Directors' Deferred Compensation Plan, dated as of May 1, 2001, is incorporated herein by reference to Exhibit 10.21.3 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 30, 2003.*

10.104 Amendment to the Albertson's, Inc. Non-Employee Directors' Deferred Compensation Plan, dated as of December 22, 2003, is incorporated herein by reference to Exhibit 10.21.4 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 29, 2004.*

10.105 Fifth Amendment to the Albertson's, Inc. Non-Employees Directors' Deferred Compensation Plan, dated as of April 28, 2006, is incorporated herein by reference to Exhibit 10.21.5 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended May 4, 2006.*

10.106 Albertson's, Inc. 1990 Deferred Compensation Trust, dated as of November 20, 1990, is incorporated herein by reference to Exhibit 10.22 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended January 31, 1991.*

10.107 Amendment to the Albertson's, Inc. 1990 Deferred Compensation Trust, dated as of July 24, 1998, is incorporated herein by reference to Exhibit 10.22.1 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 3, 2000.*

10.108 Amendment to the Albertson's, Inc. 1990 Deferred Compensation Trust, dated as of December 1, 1998, is incorporated herein by reference to Exhibit 10.22.1 of Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended October 29, 1998.*

10.109 Amendment to the Albertson's, Inc. 1990 Deferred Compensation Trust, dated as of December 1, 1999, is incorporated herein by reference to Exhibit 10.22.3 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 3, 2000.*

10.110 Amendment to the Albertson's, Inc. 1990 Deferred Compensation Trust, dated as of March 31, 2000, is incorporated herein by reference to Exhibit 10.22.4 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 1, 2001.*

10.111 Albertson's, Inc. 2000 Deferred Compensation Trust, dated as of January 1, 2000, is incorporated herein by reference to Exhibit 10.23 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 3, 2000.*

10.112 Amendment to the Albertson's, Inc. 2000 Deferred Compensation Trust, dated as of March 31, 2000, is incorporated herein by reference to Exhibit 10.23.1 to the Annual Report on Form 10-K of Albertson's, Inc. (Commission File Number 1-6187) for the year ended February 1, 2001.*

10.113 American Stores Company Supplemental Executive Retirement Plan 1998 Restatement is incorporated herein by reference to Exhibit 4.1 of the Registration

Statement on Form S-8 of American Stores Company (Commission File Number 1-5392) filed with the SEC on July 13, 1998.*

10.114 Amendment to the American Stores Company Supplemental Executive Retirement Plan 1998 Restatement, dated as of September 15, 1998, is incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of American Stores Company (Commission File Number 1-5392) filed with the SEC on December 11, 1998.*

10.115 Sixth Amendment to the American Stores Company Supplemental Executive Retirement Plan, dated as of April 28, 2006, is incorporated herein by reference to Exhibit 10.30.2 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended May 4, 2006.*

10.116 Albertsons Inc. Change in Control Severance Benefit Trust, dated as of August 1, 2004, by and between Albertson's, Inc. and Atlantic Trust Company, N.A. is incorporated herein by reference to Exhibit 10.62 to the Quarterly Report on Form 10-Q of Albertson's, Inc. (Commission File Number 1-6187) for the quarter ended November 3, 2005.*

(12) Statement re Computation of Ratios.

12.1. Ratio of Earnings to Fixed Charges.

(21) Subsidiaries to the Company.

21.1. SUPERVALU INC. Subsidiaries.

(23) Consents of Experts and Counsel.

23.1. Consent of KPMG LLP.

(24) Power of Attorney.

24.1. Power of Attorney.

(31) Rule 13a-14(a)/15d-14(a) Certifications.

31.1. Chief Executive Officer Certification of Periodic Financial Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2. Chief Financial Officer Certification of Periodic Financial Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) Section 1350 Certifications.

32.1. Chief Executive Officer Certification of Periodic Financial Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2. Chief Financial Officer Certification of Periodic Financial Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Indicates management contracts, compensatory plans or arrangements required to be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, SUPERVALU has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.**

SUPERVALU INC.
(Registrant)

DATE: April 25, 2007

By: /s/ JEFFREY NODDLE

**Jeffrey Noddle**
**Chief Executive Officer**

**Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of SUPERVALU and in the capacities and on the dates indicated:**

| Signature | Title | Date |
|---|---|---|
| /s/ JEFFREY NODDLE<br>Jeffrey Noddle | Chairman of the Board; Chief Executive Officer; and Director (principal executive officer) | April 25, 2007 |
| /s/ PAMELA K. KNOUS<br>Pamela K. Knous | Executive Vice President, Chief Financial Officer (principal financial and accounting officer) | April 25, 2007 |
| /s/ A. GARY AMES*<br>A. Gary Ames | Director | |
| /s/ IRWIN COHEN*<br>Irwin Cohen | Director | |
| /s/ RONALD E. DALY*<br>Ronald E. Daly | Director | |
| /s/ LAWRENCE A. DEL SANTO*<br>Lawrence A. Del Santo | Director | |
| /s/ SUSAN E. ENGEL*<br>Susan E. Engel | Director | |
| /s/ PHILIP L. FRANCIS*<br>Philip L. Francis | Director | |
| /s/ EDWIN C. GAGE*<br>Edwin C. Gage | Director | |
| /s/ GARNETT L. KEITH, JR.*<br>Garnett L. Keith, Jr. | Director | |
| /s/ CHARLES M. LILLIS*<br>Charles M. Lillis | Director | |
| /s/ MARISSA PETERSON*<br>Marissa Peterson | Director | |
| /s/ STEVEN S. ROGERS*<br>Steven S. Rogers | Director | |
| /s/ WAYNE SALES*<br>Wayne Sales | Director | |
| /s/ KATHI SEIFERT*<br>Kathi Seifert | Director | |

* Executed this 25th day of April 2007, on behalf of the indicated Directors by Burt Fealing, duly appointed Attorney-in-Fact.

By: /s/ BURT FEALING

**Burt Fealing**
**Attorney-in-Fact**

**Exhibit 31.1**

**Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Jeffrey Noddle, certify that:

1. I have reviewed this annual report on Form 10-K of SUPERVALU INC. for the fiscal year ended February 24, 2007;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 25, 2007

/s/ JEFFREY NODDLE
Chief Executive Officer

**Exhibit 31.2**

**Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Pamela K. Knous, certify that:

1. I have reviewed this annual report on Form 10-K of SUPERVALU INC. for the fiscal year ended February 24, 2007;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 25, 2007

/s/ PAMELA K. KNOUS

Executive Vice President, Chief Financial Officer

**Exhibit 32.1**

**Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of SUPERVALU INC. (the "Company") certifies that the Annual Report on Form 10-K of the Company for the fiscal year ended February 24, 2007, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in that Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the period and as of the dates covered thereby.

Dated: April 25, 2007

/s/ JEFFREY NODDLE

Jeffrey Noddle
Chief Executive Officer

**Exhibit 32.2**

**Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of SUPERVALU INC. (the "Company") certifies that the Annual Report on Form 10-K of the Company for the fiscal year ended February 24, 2007, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in that Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the period and as of the dates covered thereby.

Dated: April 25, 2007

/s/ PAMELA K. KNOUS

Pamela K. Knous
Executive Vice President, Chief Financial Officer

**SUPERVALU INC.**
**Annual Report on Form 10-K**

**Items 6, 8 and 15(a)**

## Index of Selected Financial Data and Financial Statements and Schedules



All other schedules are omitted because they are not applicable or not required.

## SUPERVALU INC. AND Subsidiaries

## FIVE YEAR FINANCIAL AND OPERATING SUMMARY
**(In millions)**

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| **Statement of Earnings Data (a)** | | | | | |
| Net sales | $37,406 | $19,864 | $19,543 | $20,210 | $19,160 |
| Cost of sales | 29,267 | 16,977 | 16,681 | 17,373 | 16,567 |
| Selling and administrative expenses | 6,834 | 2,448 | 2,229 | 2,220 | 2,020 |
| Gain on sale of WinCo Foods, Inc. | — | — | 109 | — | — |
| Restructure and other charges | — | 4 | 26 | 16 | 3 |
| Operating earnings | 1,305 | 435 | 716 | 601 | 570 |
| Interest, net | 558 | 106 | 115 | 146 | 162 |
| Earnings before income taxes | 747 | 329 | 601 | 455 | 408 |
| Provision for income taxes | 295 | 123 | 215 | 175 | 151 |
| Net earnings | 452 | 206 | 386 | 280 | 257 |
| Net earnings per common share—diluted | 2.32 | 1.46 | 2.71 | 2.01 | 1.86 |
| **Balance Sheet Data (a)** | | | | | |
| Inventories (FIFO) (b) | $ 2,927 | $ 1,114 | $ 1,181 | $ 1,214 | $ 1,195 |
| Working capital (b) | 67 | 821 | 643 | 361 | 289 |
| Property, plant and equipment, net | 8,415 | 1,969 | 2,191 | 2,126 | 2,209 |
| Total assets | 21,702 | 6,153 | 6,274 | 6,162 | 5,896 |
| Long-term debt (c) | 9,192 | 1,406 | 1,579 | 1,634 | 2,020 |
| Stockholders' equity | 5,306 | 2,619 | 2,511 | 2,210 | 2,009 |
| **Other Statistics (a)** | | | | | |
| Net earnings as a percent of net sales | 1.21% | 1.04% | 1.97% | 1.39% | 1.34% |
| Return on average stockholders' equity | 9.61% | 7.95% | 16.24% | 13.29% | 12.97% |
| Book value per common share | $ 25.40 | $ 19.20 | $ 18.53 | $ 16.40 | $ 15.03 |
| Current ratio (b) | 0.99:1 | 1.51:1 | 1.40:1 | 1.20:1 | 1.19:1 |
| Debt to capital ratio (d) | 64.1% | 36.7% | 40.1% | 46.7% | 51.8% |
| Dividends declared per common share | $0.6575 | $0.6400 | $0.6025 | $0.5775 | $0.5675 |
| Weighted average common shares outstanding—diluted | 196 | 146 | 145 | 143 | 143 |
| Depreciation and amortization | $ 879 | $ 311 | $ 303 | $ 302 | $ 297 |
| Capital expenditures (e) | $ 927 | $ 365 | $ 326 | $ 371 | $ 439 |
| Net cash provided by operating activities | $ 801 | $ 695 | $ 801 | $ 847 | $ 584 |
| Net cash used in investing activities | $ (2,760) | $ (258) | $ (162) | $ (272) | $ (331) |
| Net cash provided by (used in) financing activities | $ 1,443 | $ (193) | $ (458) | $ (312) | $ (236) |

Fiscal 2007 information presented above includes results of the Acquired Operations beginning June 2, 2006, as well as the assets and liabilities of the Acquired Operations as of the end of fiscal 2007.

(a) Fiscal 2004 statement of earnings data includes 53 weeks, and all other years include 52 weeks. Dollars in millions except per share and percentage data.

(b) Inventories (FIFO), working capital and current ratio are calculated after adding back the LIFO reserve. The LIFO reserve for each year is as follows: $178 million for fiscal 2007, $160 for fiscal 2006, $149 for fiscal 2005, $136 for fiscal 2004 and $146 for fiscal 2003.

(c) Long-term debt includes Long-term debt and Long-term obligations under capital leases.

(d) The debt to capital ratio is calculated as debt, which includes notes payable, current debt, current obligations under capital leases, long-term debt and long-term obligations under capital leases, divided by the sum of debt and stockholders' equity.

(e) Capital expenditures include fixed asset additions and non-cash capital lease asset additions.

Historical data is not necessarily indicative of the Company's future results of operations or financial condition. See discussion of "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
SUPERVALU INC.:

We have audited the accompanying consolidated balance sheets of SUPERVALU INC. and subsidiaries (the Company) as of February 24, 2007 and February 25, 2006, and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the fiscal years in the three-year period ended February 24, 2007. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SUPERVALU INC. and subsidiaries as of February 24, 2007 and February 25, 2006, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 24, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As disclosed in Notes 1 and 12 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," on February 26, 2006. As disclosed in Note 15 to the consolidated financial statements, on February 24, 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SUPERVALU INC.'s internal control over financial reporting as of February 24, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 25, 2007 expressed an unqualified opinion on management's assessment of, and an unqualified opinion on the effective operation of, internal control over financial reporting.

/S/ KPMG LLP

Minneapolis, Minnesota
April 25, 2007

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
SUPERVALU INC.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that SUPERVALU INC. maintained effective internal control over financial reporting as of February 24, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SUPERVALU INC.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that SUPERVALU INC. maintained effective internal control over financial reporting as of February 24, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, SUPERVALU INC. maintained, in all material respects, effective internal control over financial reporting as of February 24, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SUPERVALU INC. and subsidiaries as of February 24, 2007 and February 25, 2006, and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the fiscal years in the three-year period ended February 24, 2007, and our report dated April 25, 2007 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG LLP

Minneapolis, Minnesota
April 25, 2007

SUPERVALU INC. and Subsidiaries

## CONSOLIDATED COMPOSITION OF NET SALES AND OPERATING EARNINGS

**(In millions, except percent data)**

| | February 24, 2007 (52 weeks) | February 25, 2006 (52 weeks) | February 26, 2005 (52 weeks) |
|---|---|---|---|
| **Net sales** | | | |
| Retail food | $28,016 | $10,635 | $10,549 |
| | 74.9% | 53.5% | 54.0% |
| Supply chain services | 9,390 | 9,229 | 8,994 |
| | 25.1% | 46.5% | 46.0% |
| Total net sales | $37,406 | $19,864 | $19,543 |
| | 100.0% | 100.0% | 100.0% |
| **Operating earnings** | | | |
| Retail food | $ 1,179 | $ 269 | $ 446 |
| Supply chain services | 257 | 214 | 235 |
| General corporate expenses | (131) | (44) | (48) |
| Gain on sale of WinCo Foods, Inc. | — | — | 109 |
| Restructure and other charges | — | (4) | (26) |
| Total operating earnings | 1,305 | 435 | 716 |
| **Interest expense, net** | (558) | (106) | (115) |
| **Earnings before income taxes** | $ 747 | $ 329 | $ 601 |
| **Identifiable assets** | | | |
| Retail food | $18,949 | $ 2,858 | $ 3,270 |
| Supply chain services | 2,697 | 2,614 | 2,550 |
| Corporate | 56 | 681 | 454 |
| Total | $21,702 | $ 6,153 | $ 6,274 |
| **Depreciation and amortization** | | | |
| Retail food | $ 783 | $ 216 | $ 207 |
| Supply chain services | 96 | 94 | 95 |
| Corporate | — | 1 | 1 |
| Total | $ 879 | $ 311 | $ 303 |
| **Capital expenditures** | | | |
| Retail food | $ 823 | $ 248 | $ 219 |
| Supply chain services | 103 | 116 | 106 |
| Corporate | 1 | 1 | 1 |
| Total | $ 927 | $ 365 | $ 326 |

The Company's business is classified by management into two reportable segments: Retail food and Supply chain services. Retail food operations include results of combination stores (defined as food and drug), food stores, owned limited assortment food stores and sales to limited assortment food stores licensed by the Company. Supply chain services operations include results of sales to affiliated food stores, mass merchants and other customers and logistics arrangements. Substantially all of the Company's operations are domestic. Management utilizes more than one measurement and multiple views of data to assess segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the consolidated financial statements.

See Notes to Consolidated Financial Statements.

## SUPERVALU INC. and Subsidiaries

## CONSOLIDATED STATEMENTS OF EARNINGS
**(In millions, except per share data)**

| | February 24, 2007 (52 weeks) | February 25, 2006 (52 weeks) | February 26, 2005 (52 weeks) |
|---|---|---|---|
| **Net sales** | $37,406 | $19,864 | $19,543 |
| **Costs and expenses** | | | |
| Cost of sales | 29,267 | 16,977 | 16,681 |
| Selling and administrative expenses | 6,834 | 2,448 | 2,229 |
| Gain on sale of WinCo Foods, Inc. | — | — | 109 |
| Restructure and other charges | — | 4 | 26 |
| **Operating earnings** | 1,305 | 435 | 716 |
| **Interest** | | | |
| Interest expense | 600 | 139 | 138 |
| Interest income | 42 | 33 | 23 |
| Interest expense, net | 558 | 106 | 115 |
| **Earnings before income taxes** | 747 | 329 | 601 |
| **Provision for income taxes** | 295 | 123 | 215 |
| **Net earnings** | $ 452 | $ 206 | $ 386 |
| **Net earnings per common share—basic** | $ 2.38 | $ 1.52 | $ 2.86 |
| **Net earnings per common share—diluted** | $ 2.32 | $ 1.46 | $ 2.71 |
| Weighted average number of common shares outstanding | | | |
| Basic | 189 | 136 | 135 |
| Diluted | 196 | 146 | 145 |

See Notes to Consolidated Financial Statements.

## SUPERVALU INC. and Subsidiaries

## CONSOLIDATED BALANCE SHEETS
**(In millions, except per share data)**

| | February 24, 2007 | February 25, 2006 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 285 | $ 801 |
| Receivables, less allowance for losses of $18 and $16, respectively | 957 | 439 |
| Inventories | 2,749 | 954 |
| Other current assets | 469 | 89 |
| **Total current assets** | 4,460 | 2,283 |
| **Property, plant and equipment, net** | 8,415 | 1,969 |
| **Goodwill** | 5,921 | 1,614 |
| **Intangibles, net** | 2,450 | 94 |
| **Other assets** | 456 | 193 |
| **Total assets** | $21,702 | $6,153 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ 2,741 | $1,147 |
| Accrued vacation, compensation and benefits | 807 | 230 |
| Current maturities of long-term debt | 226 | 75 |
| Current obligations under capital leases | 60 | 37 |
| Income taxes currently payable | 51 | 23 |
| Other current liabilities | 820 | 110 |
| **Total current liabilities** | 4,705 | 1,622 |
| **Long-term debt** | 7,863 | 974 |
| **Long-term obligations under capital leases** | 1,329 | 432 |
| **Deferred income taxes** | 508 | 54 |
| **Other liabilities** | 1,991 | 452 |
| **Commitments and contingencies** | | |
| **Stockholders' equity** | | |
| Common stock, $1.00 par value: Authorized 400 shares | | |
| Shares issued, 229 and 151, respectively | 229 | 151 |
| Capital in excess of par value | 2,708 | 132 |
| Accumulated other comprehensive losses | (235) | (128) |
| Retained earnings | 3,103 | 2,777 |
| Treasury stock, at cost, 20 and 14 shares, respectively | (499) | (313) |
| **Total stockholders' equity** | 5,306 | 2,619 |
| **Total liabilities and stockholders' equity** | $21,702 | $6,153 |

See Notes to Consolidated Financial Statements.

## SUPERVALU INC. and Subsidiaries

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (In millions, except per share data)

| | Common Stock | Capital in Excess of Par Value | Treasury Stock | Accumulated Other Comprehensive Loss (1) | Retained Earnings | Total Stockholders' Equity | Comprehensive Income |
|---|---|---|---|---|---|---|---|
| **BALANCES AT FEBRUARY 28, 2004** | $151 | $ 102 | $(298) | $ (99) | $2,354 | $2,210 | $ — |
| Net earnings | — | — | — | — | 386 | 386 | 386 |
| Minimum pension liability adjustment (net of tax of $16) | — | — | — | (5) | — | (5) | (5) |
| Sales of common stock under option plans | — | 13 | 44 | — | — | 57 | — |
| Cash dividends declared on common stock $0.6025 per share | — | — | — | — | (82) | (82) | — |
| Compensation under employee incentive plans | — | 1 | — | — | — | 1 | — |
| Purchase of shares for treasury | — | — | (56) | — | — | (56) | — |
| **BALANCES AT FEBRUARY 26, 2005** | 151 | 116 | (310) | (104) | 2,658 | 2,511 | 381 |
| Net earnings | — | — | — | — | 206 | 206 | 206 |
| Minimum pension liability adjustment (net of tax of $16) | — | — | — | (24) | — | (24) | (24) |
| Sales of common stock under option plans | — | 14 | 23 | — | — | 37 | — |
| Cash dividends declared on common stock $0.6400 per share | — | — | — | — | (87) | (87) | — |
| Compensation under employee incentive plans | — | 2 | 3 | — | — | 5 | — |
| Purchase of shares for treasury | — | — | (29) | — | — | (29) | — |
| **BALANCES AT FEBRUARY 25, 2006** | 151 | 132 | (313) | (128) | 2,777 | 2,619 | 182 |
| Net earnings | — | — | — | — | 452 | 452 | 452 |
| Minimum pension and other postretirement liability adjustment (net of tax of $71 and $17, respectively) (2) | — | — | — | (107) | — | (107) | (26) |
| Stock, options and restricted stock units issued in connection with acquisition of New Albertsons | 69 | 2,327 | — | — | — | 2,396 | — |
| Sales of common stock under option plans | 8 | 221 | 30 | — | — | 259 | — |
| Cash dividends declared on common stock $0.6575 per share | — | — | — | — | (126) | (126) | — |
| Compensation under employee incentive plans | 1 | 28 | 4 | — | — | 33 | — |
| Purchase of shares for treasury | — | — | (220) | — | — | (220) | — |
| **BALANCES AT FEBRUARY 24, 2007** | $229 | $2,708 | $(499) | $(235) | $3,103 | $5,306 | $426 |

(1) The Accumulated Other Comprehensive Loss consisted of $203 and $32, net of tax, related to pension liabilities and other postretirement liabilities, respectively as of February 24, 2007 and related exclusively to pension liabilities as of February 25, 2006 and February 26, 2005.

(2) The effect of adopting SFAS No. 158 of $81, net of tax of $54, was recorded in Accumulated Other Comprehensive Income in fiscal 2007.

See Notes to Consolidated Financial Statements.

## SUPERVALU INC. and Subsidiaries

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**(In millions)**

| | February 24, 2007 (52 weeks) | February 25, 2006 (52 weeks) | February 26, 2005 (52 weeks) |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net earnings | $ 452 | $ 206 | $ 386 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Gain on sale of WinCo Foods, Inc. | — | — | (109) |
| Loss on sale of Cub Chicago | — | 95 | — |
| Restructure and other charges | — | 4 | 26 |
| Impairment charges | 26 | 73 | — |
| Depreciation and amortization | 879 | 311 | 303 |
| LIFO charge | 18 | 13 | 6 |
| (Gain) loss on sale of property, plant and equipment | (15) | 6 | 7 |
| Deferred income taxes | 44 | (61) | 49 |
| Stock based compensation | 42 | 3 | 12 |
| Other adjustments, net | (6) | 8 | (1) |
| Changes in assets and liabilities, net of effects from acquisition and dispositions of businesses: | | | |
| Receivables | 258 | 22 | 47 |
| Inventories | 28 | 28 | 35 |
| Accounts payable | (471) | (60) | 32 |
| Income taxes currently payable | (224) | (21) | (67) |
| Other assets and liabilities | (230) | 68 | 75 |
| **Net cash provided by operating activities** | 801 | 695 | 801 |
| **Cash flows from investing activities** | | | |
| Proceeds from sale of assets | 189 | 50 | 35 |
| Proceeds from sale of WinCo Foods, Inc. | — | — | 230 |
| Purchases of property, plant and equipment | (837) | (308) | (263) |
| Business acquisitions, net of cash acquired | (2,402) | — | (164) |
| Release of restricted cash | 238 | — | — |
| Other | 52 | — | — |
| **Net cash used in investing activities** | (2,760) | (258) | (162) |
| **Cash flows from financing activities** | | | |
| Proceeds from issuance of long-term debt | 3,313 | — | 4 |
| Repayment of long-term debt | (1,443) | (70) | (332) |
| Payment of Albertsons standalone drug business payables | (299) | — | — |
| Reduction of obligations under capital leases | (47) | (34) | (33) |
| Dividends paid | (113) | (86) | (80) |
| Proceeds from the sale of common stock under option plans | 252 | 26 | 39 |
| Payment for purchase of treasury shares | (220) | (29) | (56) |
| **Net cash provided by (used in) financing activities** | 1,443 | (193) | (458) |
| Net (decrease) increase in cash and cash equivalents | (516) | 244 | 181 |
| **Cash and cash equivalents at beginning of year** | 801 | 557 | 376 |
| **Cash and cash equivalents at end of year** | $ 285 | $ 801 | $ 557 |

See Notes to Consolidated Financial Statements.

## SUPPLEMENTAL CASH FLOW INFORMATION

The Company's non-cash activities were as follows:

| | | | |
|---|---|---|---|
| Capital lease asset additions and related obligations | $ 73 | $ 57 | $ 63 |
| Interest and income taxes paid: | | | |
| Interest paid (net of amount capitalized) | $545 | $117 | $122 |
| Income taxes paid (net of refunds) | $310 | $172 | $217 |

See Notes to Consolidated Financial Statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
**(Dollars, shares, stock options and restricted stock units in millions, except per share data)**

### NOTE 1—BUSINESS DESCRIPTION

SUPERVALU INC. ("SUPERVALU" or the "Company"), a Delaware corporation, was organized in 1925 as the successor of two wholesale grocery firms established in the 1870's. SUPERVALU is one of the largest companies in the United States grocery channel.

On June 2, 2006 (the "Acquisition Date"), the Company acquired New Albertson's, Inc. ("New Albertsons") consisting of the core supermarket businesses (the "Acquired Operations") formerly owned by Albertson's, Inc. ("Albertsons") operating under the banners of Acme Markets, Bristol Farms, Jewel-Osco, Shaw's Supermarkets, Star Market, the Albertsons banner in the Intermountain, Northwest and Southern California regions, the related in-store pharmacies under the Osco and Sav-On banners, 10 distribution centers, certain regional offices and certain corporate offices in Boise, Idaho; Glendale, Arizona and Salt Lake City, Utah.

As of February 24, 2007, the Company conducted its retail operations through 2,478 stores including 876 combination stores (defined as food and drug), 412 food stores and 1,190 limited assortment food stores. Included in the total store counts are 858 licensed limited assortment food stores and 120 fuel centers. Store counts are adjusted for the planned sale of 18 Scott's stores and the sale or closure of 10 Jewel-Osco stores in the Milwaukee area. Additionally, the Company provides supply chain services and related logistics support services across the United States retail grocery channel. As of February 24, 2007, the Company served as the primary grocery supplier to approximately 2,200 retail food stores in 48 states, in addition to its own regional banner store network, and as a secondary supplier to approximately 400 stores. The Company's supply chain activities are supported by 24 major Company distribution operations, located throughout the United States.

### NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. References to the Company refer to SUPERVALU INC. and Subsidiaries.

*Fiscal Year*

The Company's fiscal year ends on the last Saturday in February. The Company's first quarter consists of 16 weeks while the second, third and fourth quarters each consist of 12 weeks for a total of 52 weeks. Because of differences in the accounting calendars of New Albertsons and the Company, the accompanying February 24, 2007 Consolidated Balance Sheet includes the assets and liabilities related to New Albertsons as of February 22, 2007. The twelve week operating results for the period December 1, 2006 through February 22, 2007 of New Albertsons are included in the fourth quarter results of the Company. The thirty-eight week operating results for the period June 2, 2006 through February 22, 2007 of New Albertsons are included in the February 24, 2007 results in the Consolidated Statements of Earnings.

*Revenue Recognition*

Revenues from product sales are recognized at the point of sale for the Retail food segment and upon delivery for the Supply chain services segment. Typically, invoicing, shipping, delivery and customer receipt of Supply chain services product occur on the same business day. Revenues from services rendered are recognized immediately after such services have been provided.

Revenues and costs from third party logistic operations are recorded in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent." Generally, when the Company is the primary obligor in a transaction, is subject to inventory and/or credit risk, has latitude in establishing price and selecting suppliers, or has several, but not all of these indicators, revenue is recorded gross. If the Company is not the primary obligor and amounts earned have little or no credit risk, the Company generally records the net amounts as management fees earned.

*Cost of Sales*

Cost of sales includes cost of inventory sold during the period, including purchasing and distribution costs and shipping and handling fees.

Advertising expenses are a component of Cost of sales in the Consolidated Statements of Earnings and are expensed as incurred. Advertising expenses were $301, $79 and $81 for fiscal 2007, 2006 and 2005, respectively.

The Company receives funds from many of the vendors whose products the Company buys for resale in its stores. These vendor funds are provided to increase the sell-through of the related products. The Company receives vendor funds for a variety of merchandising activities, including: placement of the vendors' products in the Company's advertising; display of the vendors' products in prominent locations in the Company's stores; introduction of new products into the Company's distribution system and retail stores; exclusivity rights in certain categories that have slower-turning products; and to compensate for temporary price reductions offered to customers on products held for sale at retail stores. The Company also receives vendor funds for buying activities such as volume commitment rebates, credits for purchasing products in advance of their need and cash discounts for the early payment of merchandise purchases. As of February 24, 2007, the terms of the Company's vendor funds arrangements varied in length from primarily short-term arrangements that are to be completed within a quarter to long-term arrangements that are primarily expected to be completed within three years.

The Company recognizes vendor funds for merchandising activities as a reduction of Cost of sales when the related products are sold in accordance with EITF Issue 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor."

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company's banking arrangements allow the Company to fund outstanding checks when presented to the financial institution for payment. This cash management practice frequently results in a net cash book overdraft position, which occurs when total outstanding issued checks exceed available cash balances at a single financial institution. The Company records its cash disbursement accounts with a net cash book overdraft position in Accounts payable in the Consolidated Balance Sheets, and the net change in cash book overdrafts in the Accounts payable line item within the Cash flows from operating activities section of the Consolidated Statements of Cash Flows. At February 24, 2007 and February 25, 2006, the Company had net book overdrafts of $416 and $198, respectively.

*Allowances for Losses on Receivables*

Management makes estimates of the uncollectibility of its accounts and notes receivable portfolios. In determining the adequacy of the allowances, management analyzes the value of the collateral, customer financial statements, historical collection experience, aging of receivables and other economic and industry factors. Although risk management practices and methodologies are utilized to determine the adequacy of the allowance, it is possible that the accuracy of the estimation process could be materially impacted by different judgments as to collectibility based on the information considered and further deterioration of accounts. The allowance for losses on receivables was $28 and $27 in fiscal 2007 and 2006, respectively. Bad debt expense was $2, $5 and $7 in fiscal 2007, 2006 and 2005, respectively.

*Inventories*

Inventories are valued at the lower of cost or market. Substantially all of the Company's inventory consists of finished goods.

Approximately 82 percent and 65 percent of the Company's inventories are valued using the last-in, first-out ("LIFO") method for fiscal 2007 and 2006, respectively. The first-in, first-out method ("FIFO") is used to determine cost for some of the highly consumable inventories. If the FIFO method had been used to determine cost of inventories for which the LIFO method is used, the Company's inventories would have been higher by approximately $178 at February 24, 2007 and $160 at February 25, 2006.

The Company uses a combination of the retail inventory method ("RIM") and replacement cost method to determine the cost of its inventory. The RIM valuation of inventories is at cost and the gross margins are calculated by applying a cost-to-retail ratio to the current retail value of inventories. The replacement cost method utilizes the most current unit purchase cost to calculate the value of inventories.

During fiscal 2007, 2006 and 2005, inventory quantities in certain LIFO layers were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal 2007, 2006 and 2005 purchases. As a result, Cost of sales decreased by $6, $7 and $11 in fiscal 2007, 2006 and 2005, respectively.

The Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages as of the financial statement date.

*Reserves for Closed Properties and Asset Impairment Charges*

The Company maintains reserves for estimated losses on retail stores, distribution warehouses and other properties that are no longer being utilized in current operations. The Company provides for closed property operating lease liabilities using a discount rate to calculate the present value of the remaining noncancellable lease payments after the closing date, net of estimated subtenant income. The closed property lease liabilities usually are paid over the remaining lease terms, which generally range from one to 26 years. The Company estimates subtenant income and future cash flows based on the Company's experience and knowledge of the market in which the closed property is located, the Company's previous efforts to dispose of similar assets and existing economic conditions.

Owned properties and capital lease properties that are closed are reduced to their estimated fair value. Reduction in the carrying values of property, equipment and leasehold improvements are recognized when expected net future cash flows are less than the assets' carrying value. The Company estimates net future cash flows based on its experience and knowledge of the market in which the closed property is located and, when necessary, utilizes local real estate brokers.

Adjustments to closed property reserves primarily relate to changes in subtenant income or actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the changes become known.

The expectations on timing of disposition or sublease and the estimated sales price or sublease income associated with closed properties are impacted by variable factors such as inflation, the general health of the economy, resultant demand for commercial property, the ability to secure subleases, the creditworthiness of sublessees and the Company's success at negotiating early termination agreements with lessors. While management believes the current estimates on closed properties are adequate, it is possible that market conditions in the real estate market could cause changes in the Company's assumptions and may require additional reserves and asset impairment charges to be recorded.

*Reserves for Self-Insurance*

The Company is primarily self-insured for workers' compensation, health care for certain employees and general and automobile liability costs. It is the Company's policy to record its self-insurance liabilities based on claims filed and an estimate of claims incurred but not yet reported, discounted at a risk free interest rate. The present value of such claims was calculated using discount rates ranging from 4.7 to 5.0 percent for fiscal 2007 and 3.7 to 6.8 percent for both fiscal 2006 and fiscal 2005. Any projection of losses concerning workers' compensation, health care and general and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

A summary of changes in the Company's reserves for self-insurance is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Claims and claim adjustment expense reserves at beginning of year | $ 58 | $ 59 | $ 54 |
| Acquisition of New Albertsons (net of reinsurance receivable of $35) | 922 | — | — |
| Claim and claim adjustment expenses | 193 | 51 | 60 |
| Total increases | 1,115 | 51 | 60 |
| Claim payments | (217) | (52) | (55) |
| Net reserves | 956 | 58 | 59 |
| Reinsurance receivable | 36 | — | — |
| Claims and claim adjustment expense reserves at end of year | 992 | 58 | 59 |
| Less current portion | (329) | (27) | (29) |
| Long-term portion | $ 663 | $ 31 | $ 30 |

The current portion of the reserves for self-insurance is included in Other current liabilities, and the long-term portion is included in Other liabilities in the Consolidated Balance Sheets. The claims and claim adjustment expense reserves at end of year are net of the discount in the amount of $148, $11 and $12 for 2007, 2006, and 2005 respectively.

*Property, Plant and Equipment*

Property, plant and equipment are carried at cost. Depreciation, as well as amortization of assets under capital leases, is based on the estimated useful lives of the assets using the straight-line method. Estimated useful lives generally are 10 to 40 years for buildings and major improvements, three to 10 years for equipment, and the shorter of the term of the lease or expected life for leasehold improvements. Interest on property under construction of $11, $2 and less than $1 was capitalized in fiscal years 2007, 2006 and 2005, respectively.

*Goodwill and Other Intangible Assets*

Goodwill represents the excess of costs over the fair value of net assets in a business combination. Acquired goodwill and intangible assets that are determined to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually in the Company's fourth quarter. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and are reviewed for impairment.

*Impairment of Long-Lived Assets*

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company monitors the carrying value of long-lived assets for potential impairment each quarter based on whether certain triggering events have occurred. These events include current period losses combined with a history of losses or a projection of continuing losses, a significant decrease in the market value of an asset or the Company's plans for store closures. When a triggering event occurs, a recoverability test is performed by comparing projected undiscounted future cash flows to the carrying value of the asset or group of assets as defined in SFAS No. 144. If impairment is identified for long-lived assets to be held and used, the undiscounted future cash flows are compared to the asset's current carrying value. Impairment is recorded when the carrying value exceeds the undiscounted future cash flows. For long-lived assets that are classified as Assets held for sale, the Company recognizes impairment charges for the excess of the carrying value plus estimated costs of disposal over the estimated fair value. These estimates can be significantly impacted by factors such as changes in real estate market conditions, the economic environment and inflation. Impairment charges are a component of Selling and administrative expenses in the Consolidated Statement of Earnings.

For properties that have closed and are under long-term lease agreements, the present value of any remaining liability under the lease, discounted using credit risk-free rates and net of estimated sublease recovery, is recognized as a liability and charged to operations. The value of any equipment and leasehold improvements related to a closed store is reduced to reflect net recoverable values. Internal real estate specialists estimate the subtenant income, future cash flows and asset recovery values based on their historical experience and knowledge of (1) the market in which the store to be closed is located, (2) the results of the Company's previous efforts to dispose of similar assets and (3) the current economic conditions. The actual cost of disposition for these leases and related assets is affected by specific factors such as real estate markets, the economic environment and inflation.

*Deferred Rent*

The Company recognizes rent holidays, including the time period during which the Company has access to the property prior to the opening of the site, as well as construction allowances and escalating rent provisions, on a straight-line basis over the term of the lease. The deferred rents are included in Other current liabilities and Other long-term liabilities on the Consolidated Balance Sheets.

*Benefit Plans*

The Company sponsors pension and other postretirement plans in various forms covering substantially all employees who meet eligibility requirements. The determination of the Company's obligation and related expense for Company-sponsored pension and other postretirement benefits is dependent, in part, on management's selection of certain assumptions used by its actuaries in calculating these amounts. These assumptions include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs.

*Derivatives*

The Company accounts for derivatives pursuant to SFAS No. 133, "Accounting for Derivatives and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133." SFAS No. 133 and SFAS No. 138 require that all derivative financial instruments are recorded on the balance sheet at their respective fair value.

The Company has limited involvement with derivatives, primarily interest rate swap agreements, and uses them only to manage well-defined interest rate risks. The Company does not use financial instruments or derivatives for any trading or other speculative purposes. See Note 19 – Subsequent Events.

*Stock-based Compensation*

The Company's stock based compensation plans along with the adoption of SFAS No. 123(R), "Share Based Payment" ("SFAS No. 123(R)"), and its effects are described more fully in Note 12—Stock-Based Compensation. Effective February 26, 2006, the Company adopted the provisions of SFAS No. 123(R) using the modified-prospective transition method. Under this transition method, compensation expense recognized during the year ended February 24, 2007 included: (1) compensation expense for all stock-based awards granted prior to, but not yet vested as of February 25, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) compensation expense for all stock-based awards granted on or after February 26, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company used the straight-line method to recognize the expense related to the option plan prior to and subsequent to the adoption of SFAS No. 123(R). As stock-based compensation expense recognized in the Consolidated Statement of Earnings for the year ended February 24, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The effect of adopting SFAS No. 123(R) was an additional after tax expense of $15 ($0.08 per basic and diluted share) recognized in the Consolidated Statement of Earnings for the 52 weeks ended February 24, 2007. Prior to the adoption of SFAS No. 123(R), the Company utilized the intrinsic value based method, per Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

*Income Taxes*

The Company provides for deferred income taxes during the year in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes represent future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be settled or realized. The major temporary differences and their net effect are included in Note 11—Income Taxes.

*Net Earnings Per Share (EPS)*

Basic EPS is calculated using net earnings available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is after giving affect to the dilutive impacts of stock options, restricted stock awards and outstanding convertible securities. In addition, for the calculation of diluted earnings per share, net earnings is adjusted to eliminate the after tax interest expense recognized during the period related to contingently convertible debentures. Effective on August 31, 2006, in conjunction with the Company's announcement of its intent to use cash to repurchase the contingently convertible debentures, the debentures were no longer considered dilutive for the calculation of diluted earnings per share.

*Comprehensive Income*

The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income refers to revenues, expenses, gains and losses that are not included in net earnings but rather are recorded directly in stockholders' equity in the Consolidated Statements of Stockholders' Equity.

*Use of Estimates*

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of those estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

*Reclassifications*

Certain reclassifications have been made to conform prior years' data to the current presentation including reclassifications between Cash and Accounts payable in the fiscal 2006 Consolidated Balance Sheet and fiscal 2006 and 2005 Consolidated Statements of Cash Flows to properly classify cash book overdrafts. The reclass resulted in an increase in Cash and Accounts payable of $115 in the fiscal 2006 Consolidated Balance Sheet. The reclass resulted in an increase in cash inflow related to Accounts payable of $22 and $9 on the Consolidated Statements of Cash Flow in fiscal 2006 and 2005, respectively. These reclassifications had no effect on reported earnings.

## NOTE 3—BUSINESS ACQUISITION

On the Acquisition Date, the Company, CVS Corporation ("CVS"), an investment group led by Cerberus Capital Management, L.P. (the "Cerberus Group") and Albertsons entered into a series of agreements providing for the sale of Albertsons to the Company, CVS and the Cerberus Group. Those agreements provided for the following:

- First, Albertsons became a subsidiary of New Albertsons.
- Next, Albertsons was converted to a limited liability company ("Albertsons LLC") and a series of reorganizations occurred. As a result of those reorganizations, New Albertsons held substantially all of the assets and liabilities of the Acquired Operations. Albertsons LLC and its subsidiaries held substantially all of the assets of Albertsons' standalone drug store business (the "Standalone Drug Business") and the non-core supermarket business (the "Non-Core Business") and certain liabilities of Albertsons' historical business.
- Next, CVS purchased substantially all of the assets and assumed specified liabilities of the Standalone Drug Business.
- The Cerberus Group then acquired the equity interests of Albertsons LLC.
- Then, the Company acquired New Albertsons (the "Acquisition").

The Acquisition allowed the Company to acquire the premier retail operations of Albertsons adding approximately 1,125 stores to the Company's retail footprint. The Acquisition was a unique strategic opportunity to acquire those assets of Albertsons that the Company viewed as the most attractive and profitable. The acquired stores give the Company a strong market presence in many key urban markets with little overlap with the Company's legacy business.

The Company purchased the Acquired Operations using a combination of stock, debt assumption and cash comprised of:

| | |
|---|---|
| Acquisition of approximately 372 shares of outstanding Albertsons common stock: | |
| In cash | $ 7,572 |
| In exchange for approximately 68.5 shares of SUPERVALU common stock | 2,251 |
| Debt assumed | 6,123 |
| Cash settlement of restricted stock unit and stock option awards | 143 |
| Restricted stock unit and stock option awards assumed | 143 |
| Direct costs of the acquisition | 49 |
| Total purchase price | $16,281 |

The sale of the Standalone Drug Business to CVS and the sale of the Non-Core Business to the Cerberus Group generated $4,911 in cash that was combined with the Company's relative portion of the purchase price of approximately $11,400 in cash and equity to complete the Albertsons acquisition.

*Acquisition of New Albertsons Common Stock*

Pursuant to the Acquisition agreement, each share of New Albertsons common stock was acquired for $20.35 in cash and 0.182 shares of SUPERVALU common stock (the "Acquisition Consideration"). The cash portion of the Acquisition Consideration was funded using $556 of cash on hand, $135 of the Acquired Operations' cash on hand, $1,970 of debt financing provided by new credit facilities (see Note 9—Debt), and the cash proceeds of $4,911 from the simultaneous sale of the Standalone Drug and the Non-Core Businesses historically operated by Albertsons. The fair value of SUPERVALU common stock issued was $32.73 per share, which represented the average closing price of the Company's common stock beginning two days before and ending two days after the January 23, 2006 announcement date of the Acquisition.

*Transition Services Agreement*

In connection with the purchase of Albertsons LLC by the Cerberus Group, the Company entered into a transition services agreement (the "TSA"). The TSA provides for a two-year term and fixed payments to the Company of $155 in the aggregate in the first year and $135 in the aggregate in the second year and, in addition, quarterly variable payments of $8.75 for a total of $35 of variable payments per year. During the second quarter of fiscal 2007 the fixed payments provided for under the TSA were modified to reflect the transfer of certain personnel from the Company to Albertsons LLC. The transfer of personnel resulted in a reduction in Company-incurred expense and TSA fixed payments of approximately $10.6 in year one and $10.6 in year two. After the initial quarter of the TSA, the quarterly variable payments may be reduced by $0.4375 for each increment of 35 stores that will no longer be supported under the terms of the agreement. Based on stores that are closed as of February 24, 2007, the future quarterly variable payment amount is $7.4. Albertsons LLC is required to provide the Company with 60 days advance notice of stores that will no longer be supported under the TSA, during which time the Company intends to reduce the support infrastructure and related costs. The TSA fees are included in Selling and administrative expenses in the Consolidated Statement of Earnings for fiscal 2007.

*Debt Assumed*

The Company assumed $6,123 of the Acquired Operations' outstanding debt. This debt consisted primarily of publicly issued notes and debentures (including mandatory convertible securities), medium term notes and capital lease obligations (see Note 9—Debt). The estimated fair value of the debt assumed by the Company was $6,088. The fair value of the public notes and debentures were estimated based on market quotes. The fair value of the mandatory convertible securities was estimated based on the closing market price of the security. The fair value for the remaining debt was estimated based on the market yields of publicly traded debt with similar credit ratings, interest rates, and maturity dates.

*Cash Settlement of Stock Options and Restricted Stock Units*

As of the Acquisition Date, Albertsons had approximately 31 stock options and 7 restricted stock units outstanding. As a result of the Acquisition, all outstanding awards fully vested other than approximately 0.4 restricted stock unit awards. In accordance with the Acquisition agreement, the Company settled in cash and stock all of the Albertsons stock options held by Albertsons employees who did not become employees of the Company. The Company also settled all of the Albertsons fully vested restricted stock units in cash or a combination of cash and SUPERVALU common stock.

*Stock Options and Restricted Stock Units Assumed*

In accordance with the Acquisition agreement, the Company assumed the obligation of stock options and approximately 0.4 unvested restricted stock units of individuals who became employees of the Company. The stock options became fully vested and were converted into the right to acquire a total of 21 shares of SUPERVALU stock, using an exchange ratio based on the Acquisition Consideration.

*Direct Costs of the Acquisition*

Direct costs of the Acquisition include investment banking fees, legal and accounting fees and other external costs directly related to the Acquisition.

*Preliminary Purchase Price Allocation*

The Acquisition was accounted for under the purchase method of accounting with the Company as the acquirer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"). As a result, the Company applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of New Albertsons. The following summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the Acquisition Date. These preliminary purchase price allocations are estimates as of February 24, 2007 based on a combination of third-party valuations and internal analyses and will be further adjusted during the allocation period as defined in SFAS No. 141. The primary areas of the purchase price allocation that are not yet finalized relate to the valuation of long-lived assets, inventories, intangible assets, capital and operating lease obligations, income taxes and deferred income taxes, and residual goodwill. Additionally, the Company is in the process of gathering data and making assessments in other areas that could have an impact on the final purchase price allocation. The valuations are preliminary due primarily to the size and complexity of the Acquisition.

| | Initial Purchase Price Allocation | Preliminary Purchase Price Allocation |
|---|---|---|
| Current assets | $ 3,320 | $ 3,339 |
| Property, plant and equipment | 6,877 | 6,613 |
| Goodwill | 4,291 | 4,333 |
| Intangibles | 2,610 | 2,410 |
| Other assets | 443 | 376 |
| Total assets acquired | 17,541 | 17,071 |
| Current liabilities | 3,868 | 3,948 |
| Long-term debt | 5,846 | 6,045 |
| Deferred income taxes | 1,096 | 610 |
| Other liabilities | 1,671 | 1,356 |
| Total liabilities assumed | 12,481 | 11,959 |
| Net assets acquired | $ 5,060 | 5,112 |
| Reconciliation to total purchase price for Albertsons: | | |
| Cash funding provided by New Albertsons | | 135 |
| Cash proceeds from the sale of the Standalone Drug Business and Non-Core Business of Albertsons | | 4,911 |
| Debt assumed | | 6,123 |
| Total purchase price | | $16,281 |

Preliminary values of intangible assets include the following:

| | Preliminary Purchase Price Allocation February 24, 2007 | Weighted Average Useful Lives (Years) |
|---|---|---|
| Non-amortizing: | | |
| Trade names | $1,350 | |
| Liquor licenses | 12 | |
| Total non-amortizing | 1,362 | |
| Amortizing: | | |
| Favorable operating leases | 813 | 21 |
| Customer lists and other | 235 | 9 |
| Total amortizing | 1,048 | 18 |
| Total | $2,410 | |

The preliminary purchase price allocation to intangible assets is based on estimated fair values determined by internal analyses and third-party valuation specialists. Amortizing intangible assets are amortized on a straight-line basis over their remaining expected useful lives of less than one to 30 years.

The estimated values of operating leases with unfavorable terms compared with current market conditions totaled $143. These leases have an estimated weighted average life of 15 years and are included in other liabilities.

The excess of the purchase price over the fair value of assets acquired and liabilities assumed was recorded as Goodwill. Goodwill is non-amortizing for financial statement purposes and is not tax deductible.

*Unaudited Pro Forma Financial Information*

The following unaudited pro forma financial information presents the combined historical results of the operations of SUPERVALU and the Acquired Operations as if the Acquisition had occurred at the beginning of fiscal 2007 and 2006, respectively. Certain adjustments have been made to reflect changes in depreciation, income taxes and interest expense that would have resulted from the change in the accounting base of certain assets and liabilities due to the Acquisition, based on the Company's preliminary estimates of fair value and increased debt to fund the Acquisition. These adjustments are subject to change as the initial estimates are refined over time. Because of differences in the accounting calendars of SUPERVALU and the Acquired Operations, the pro forma results below for the 52 weeks ended February 24, 2007 include SUPERVALU results for the 52 weeks and results of the Acquired Operations for 51 weeks. This pro forma financial information is not intended to represent or be indicative of what would have occurred if the transactions had taken place on the dates presented and should not be taken as representative of the Company's future consolidated results of operations or financial position. The pro forma financial information for fiscal 2006 does not reflect any potential synergies.

| | (Unaudited) Year ended | |
|---|---|---|
| | February 24, 2007 | February 25, 2006 |
| Net sales | $43,356 | $44,286 |
| Net earnings (1) | 536 | 385 |
| Weighted average common shares: | | |
| Basic | 202 | 202 |
| Diluted | 208 | 208 |
| Earnings per share: | | |
| Basic | $ 2.64 | $ 1.90 |
| Diluted | 2.58 | 1.88 |

(1) Certain items impacting the comparability of this pro forma financial information include: (a) $40 after-tax expense recognized in fiscal 2007 due to transaction costs related to the Acquisition; (b) $29 after-tax curtailment gain recognized in fiscal 2007 that resulted from amendments to certain of Albertsons' defined benefit pension plans, (c) $23 after-tax charge for the planned disposition of 18 Scott's stores in fiscal 2007; (d) $19 after-tax incremental stock option expense related to the Company's adoption of SFAS No. 123(R) in fiscal 2007; (e) $61 after-tax charge for the sale of Cub Foods stores in Chicago in fiscal 2006; and (f) $38 after-tax charge for the disposition of Shop 'n Save stores in Pittsburgh in fiscal 2006.

## NOTE 4—NEW AND RECENTLY ADOPTED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), "Share Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) addresses the accounting for share-based payments, including grants of employee stock options. Under the new standard, companies are no longer able to account for share-based compensation transactions using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"). Instead, companies are required to account for such transactions using a fair-value method and recognize the expense in their consolidated statements of earnings. SFAS No. 123(R) and related FASB Staff Positions became effective for the Company on February 26, 2006. The adoption of SFAS No. 123(R) and its effects are described in Note 12—Stock-Based Compensation.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS No. 151 provides examples of "abnormal" costs to include costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage). SFAS No. 151 became effective for the Company on February 26, 2006 and did not have a material effect on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS No. 153"). SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 became effective for the Company on February 26, 2006 and did not have a material effect on the Company's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). SFAS No. 154 requires retrospective application as the required method for reporting a change in accounting principle, unless impracticable or unless a pronouncement includes alternative transition provisions. SFAS No. 154 also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This statement carries forward the guidance in APB Opinion No. 20, "Accounting Changes," for the reporting of a correction of an error and a change in accounting estimate. SFAS No. 154 became effective for the Company on February 26, 2006 and did not have a material effect on the Company's consolidated financial statements.

In June 2006, the FASB ratified the consensuses of EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"). EITF 06-3 indicates that the income statement presentation on either a gross basis or a net basis of the taxes within the scope of the issue is an accounting policy decision. The Company's accounting policy is to present the taxes within the scope of EITF 06-3 on a net basis. The adoption of EITF 06-3 in the first fiscal quarter of 2007 did not result in a change to the Company's accounting policy and, accordingly, did not have a material effect on the Company's consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on subsequent derecognition of tax positions, financial statement classification, recognition of interest and penalties, accounting in interim periods, and disclosure and transition requirements. FIN 48 is effective for the Company's fiscal year beginning February 25, 2007, with early adoption permitted. The Company is in the process of evaluating the impact of adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for the Company's fiscal year beginning February 24, 2008, with early adoption permitted. The Company is in the process of evaluating the impact of adoption of SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, "Employers' Accounting for Pensions", or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", (c) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS No. 158 is effective for the Company's fiscal year ending February 24, 2007. The adoption of SFAS No. 158 and its effects are described in Note 15—Benefit Plans.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Securities and Exchange Commission staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Company's fiscal year ending February 24, 2007 and did not have a material effect on the Company's consolidated financial statements.

## NOTE 5—CLOSED PROPERTIES AND ASSET IMPAIRMENT CHARGES

During fiscal 2007, the Company committed to a plan to dispose of 18 Scott's retail stores. Related to this disposition, the Company recorded a fourth quarter pre-tax charge of $26 million, which includes property, plant and equipment related impairment charges of $6, goodwill impairment charges of $19 and other charges of $1.

During fiscal 2006, the Company announced the plans to dispose of twenty corporate operated Shop 'n Save retail stores in Pittsburgh. Related to this disposition, the Company recorded a charge of $65 million, which included property, plant and equipment related impairment charges of $52 million, goodwill impairment charges of $7 million and other charges of $6 million.

During fiscal 2006, the Company sold 26 Cub Foods stores located primarily in the Chicago area to the Cerberus Group for a pre-tax and after-tax loss of approximately $95 and $61, respectively. The pre-tax loss is included in Selling and administrative expenses on the Consolidated Statements of Earnings.

During fiscal 2005, the Company sold its minority ownership interest in WinCo. As a result of the sale, the Company recognized an after-tax gain of $68 ($109 pre-tax).

*Reserves for Closed Properties*

The Company maintains reserves for estimated losses on retail stores, distribution warehouses and other properties that are no longer being utilized in current operations. The reserves for closed properties include management's estimates for lease subsidies, lease terminations and future payments on exited real estate. Additions include approximately $19 of reserves for closed properties acquired from Albertsons, which were recorded in purchase accounting. Adjustments in the table below include approximately $62 related to the fair value of liabilities recognized in purchase accounting at the Acquisition Date for lease liabilities of former Albertsons stores.

At February 24, 2007, the remaining 2001 restructuring reserve of $15 included $14 representing the estimated fair value of future lease payments less estimated sublease income related to properties exited and $1 related to a multi-employer pension plan withdrawal liability. Future lease payments related to facilities primarily under operating leases that were exited as part of the 2001 restructuring plan will continue through fiscal 2027 and the Company expects the multi-employer pension plan withdrawal liability will be paid in full by the end of fiscal 2008.

Details of these reserves were as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Beginning balance | $ 62 | $ 81 | $ 77 |
| Additions | 36 | 10 | 13 |
| Usage | (42) | (30) | (31) |
| Adjustments | 62 | 1 | 22 |
| Ending balance | $118 | $ 62 | $ 81 |

*Asset Impairment*

The Company recognized asset impairment charges of $7 (excluding the $19 goodwill and $1 other charges related to Scott's discussed above) for the 52 weeks ended February 24, 2007, primarily for the write-down of property, plant and equipment related to the plan to dispose of the 18 Scott's retail stores. The Company recognized asset impairment charges of $66 during fiscal 2006 on the write-down of property, plant and equipment for closed properties, primarily related to the plan to dispose of corporate operated Shop 'n Save retail stores in Pittsburgh and the impairment of certain assets following the planned disposition of Deals stores. The Company recognized asset impairment charges of $5 in fiscal 2005 on the write-down of property, plant and equipment for closed properties. The asset impairment charges for fiscal 2007, 2006 and 2005 related to the Retail food segment. Impairment charges, a component of Selling and administrative expenses in the Consolidated Statements of Earnings, reflect the difference between the carrying value of the assets and the estimated fair values, which were based on the estimated market values for similar assets.

## NOTE 6—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consisted of the following:

| | February 24, 2007 | February 25, 2006 |
|---|---|---|
| Land | $ 1,482 | $ 131 |
| Buildings | 3,462 | 1,176 |
| Property under construction | 265 | 60 |
| Leasehold improvements | 1,326 | 427 |
| Equipment | 3,293 | 1,849 |
| Capitalized leases | 1,135 | 452 |
| | 10,963 | 4,095 |
| Accumulated depreciation | (2,378) | (1,992) |
| Accumulated amortization on capital leases | (170) | (134) |
| | $ 8,415 | $ 1,969 |

Depreciation expense was $793, $274 and $265 for 2007, 2006 and 2005, respectively. Amortization expense of capital leases was $54, $32 and $35 for 2007, 2006 and 2005, respectively.

## NOTE 7—GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Due to the Acquisition, the Company recorded $2,410 of intangible assets primarily related to tradenames, leasehold rights and customer relationships. The Company also recorded $4,333 of Goodwill based on preliminary purchase price allocations (see Note 3 – Business Acquisition).

At February 24, 2007, the Company had approximately $5,103 of Goodwill related to Retail food and $818 related to Supply chain services.

A summary of changes in the Company's Goodwill and other acquired intangible assets during fiscal 2007 and fiscal 2006 follows:

| | February 26, 2005 | Amortization | Additions | Other net adjustments | February 25, 2006 | Amortization | Additions | Other net adjustments | February 24, 2007 |
|---|---|---|---|---|---|---|---|---|---|
| Goodwill | $1,628 | | $ 6 | $(20) | $1,614 | | $4,333 | $(26) | $5,921 |
| Other acquired intangible assets: | | | | | | | | | |
| Trademarks and tradenames | $ 22 | | $— | $ — | $ 22 | | $1,362 | $ — | $1,384 |
| Leasehold Rights, Customer lists and other (accumulated amortization of $63 and $24, at February 24, 2007 and February 25, 2006, respectively) | 49 | | 1 | — | 50 | | 1,043 | (11) | 1,082 |
| Customer relationships (accumulated amortization of $8 and $5 at February 24, 2007 and February 25, 2006, respectively) | 47 | | 1 | — | 48 | | — | — | 48 |
| Non-compete agreements (accumulated amortization of $6 and $5 at February 24, 2007 and February 25, 2006, respectively) | 8 | | — | — | 8 | | 6 | (1) | 13 |
| Total other acquired intangible assets | 126 | | 2 | — | 128 | | 2,411 | (12) | 2,527 |
| Accumulated amortization | (27) | $(7) | — | — | (34) | $(48) | — | 5 | (77) |
| Total other acquired intangible assets, net | $ 99 | $(7) | $ 2 | $ — | $ 94 | $(48) | $2,411 | $ (7) | $2,450 |

The increase in Goodwill from $1,614 as of February 25, 2006 to $5,921 at February 24, 2007 resulted primarily from the $4,333 Goodwill related to the Acquisition. Other net adjustments consist primarily of a Goodwill impairment charge of $19 related to the Company's plan to dispose of 18 Scott's banner stores.

The decrease in Goodwill from $1,628 as of February 26, 2005 to $1,614 as of February 25, 2006 resulted primarily from purchase accounting adjustments of $29 between Deferred income taxes and Goodwill related to former acquisitions and reductions of Goodwill of $11 primarily related to the disposition of the Shop 'n Save Pittsburgh and Cub Foods Chicago stores, which were partially offset by purchase accounting adjustments to increase Goodwill by $20 for the finalization of the valuation related to the acquisition of Total Logistics in fiscal 2005.

Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives ranging from less than one to 37 years. Amortization expense of $48, $7 and $6 was recorded in fiscal 2007, 2006 and 2005, respectively. Future amortization expense will approximate $69 per year for each of the next five years. All intangible assets are amortizable with the exception of the trademarks and tradenames. Goodwill and intangible assets determined to have indefinite useful lives are not amortized, but are tested for impairment at least annually in the Company's fourth quarter.

## NOTE 8—FINANCIAL INSTRUMENTS

*Interest Rate Swap Agreements*

In fiscal 2003, the Company entered into swap agreements in the aggregate notional amount of $225 relating to the Company's 7.875 percent fixed interest rate promissory notes due fiscal 2010. The Company receives a fixed interest rate of 7.875 percent on the notional amount of the swaps and pays interest based on the three-month U.S. dollar LIBOR rate (5.36 percent and 4.68 percent as of February 24, 2007 and February 25, 2006, respectively) plus 2.55 percent to 2.60 percent. The swaps have been designated as a fair value hedge on long-term fixed rate debt of the Company and are a component of Other assets in the Consolidated Balance Sheets. On a quarterly basis, the Company performs an assessment of effectiveness and a measurement of ineffectiveness. Through February 24, 2007, the net earnings impact was zero. See Note 19 – Subsequent Events.

*Fair Value Disclosures of Financial Instruments*

For certain of the Company's financial instruments, including cash and cash equivalents, receivables, accounts payable and notes payable, the fair values approximate book values due to their short maturities.

The estimated fair value of notes receivable approximates the book value at February 24, 2007. Notes receivable are valued based on a discounted cash flow approach applying a rate that is comparable to publicly traded debt instruments of similar credit quality.

The estimated fair value of the Company's long-term debt (including current maturities) was in excess of the book value by approximately $380 at February 24, 2007. The estimated fair value was based on market quotes, where available, or market values for similar instruments.

The estimated fair value of the Company's interest rate swaps was equal to the book value at February 24, 2007. The fair value of interest rate swaps is the amount at which they could be settled and is estimated by obtaining quotes from brokers. See Note 19 – Subsequent Events.

## NOTE 9—DEBT

As a result of the Acquisition, the Company assumed $5,183 of the Acquired Operations' outstanding long-term debt, excluding capital leases (see Note 3 – Business Acquisition). In accordance with the application of the purchase method of accounting, the Company estimated the fair value of the debt assumed from New Albertsons as a result of the Acquisition. This resulted in an aggregate net discount related to the New Albertsons long-term debt of $231 as of the Acquisition Date, which will be amortized to Interest expense using the effective interest method over the remaining terms of the respective debt instruments. In the table below, the stated interest rates for the debt assumed from New Albertsons are followed by the effective rates in parentheses resulting from the discounts and premiums due to purchase accounting fair value adjustments. Borrowings are unsecured unless indicated otherwise.

| | February 24, 2007 | February 25, 2006 |
|---|---|---|
| Variable Rate Note, currently 7.10%, due June 2012 (face amount $1,241) | $1,241 | $ — |
| Variable Rate Note, currently 6.85%, due June 2011 (face amount $713) | 713 | — |
| 7.50% (7.49%) Notes due February 2011 (face amounts $700) | 700 | — |
| Revolving Credit Facility, currently 7.08%, due June 2011 (face amount $654) | 654 | — |
| Notes, average interest rate of 6.68% (7.89%), due June 2007 – June 2028 (face amounts $662) | 592 | — |
| 7.45% (8.73%) Debentures due August 2029 (face amounts $650) | 569 | — |
| 7.50% Note due November 2014 (face amount $500) | 500 | — |
| 8.00% (8.86%) Debentures due May 2031 (face amounts $400) | 366 | — |
| 6.95% (6.71%) Notes due August 2009 (face amounts $350) | 352 | — |
| 7.88% Notes due August 2009 (face amounts $350) | 350 | 350 |
| 7.50% Notes due May 2012 (face amounts $300) | 300 | 300 |
| 8.35% (7.15%) Notes due May 2010 (face amounts $275) | 284 | — |
| 8.00% (8.46%) Debentures due June 2026 (face amounts $272) | 260 | — |
| 8.70% (8.97%) Debentures due May 2030 (face amounts $225) | 219 | — |
| 7.50% (5.44%) Debentures due May 2037 (face amounts $200) | 209 | — |
| 7.25% (7.53%) Notes due May 2013 (face amounts $200) | 197 | — |
| 7.75% (8.76%) Debentures due June 2026 (face amounts $200) | 181 | — |
| Accounts Receivable Securitization Facility, currently 5.35% (face amount $159) | 159 | — |
| 7.90% (7.98%) Debentures due May 2017 (face amounts $96) | 95 | — |
| 4.50% Yield Zero-coupon Convertible Debentures due November 2031 (face amounts $159 and $811, respectively) | 53 | 259 |
| Variable Rate Industrial Revenue Bonds, average interest rate of 3.73%, due July 2007 – December 2014 (face amounts $49 and $52, respectively) | 49 | 52 |
| Secured Mortgages and other Notes, average interest rate of 8.26% (7.24%), secured by real estate with a net book value of $50, due June 2007 – April 2019 (face amounts $38) | 39 | — |
| 6.64% Medium Term Notes due June 2006 (face amounts $65) | — | 65 |
| 8.28% - 9.46% Notes due 2006 – 2010 (face amounts $10) | — | 10 |
| 8.02% - 8.57% Notes due 2006 (face amounts $2) | — | 2 |
| Other | 7 | 11 |
| Total | 8,089 | 1,049 |
| Less current maturities | (226) | (75) |
| Long-term debt | $7,863 | $ 974 |

Aggregate contractual maturities of debt as of February 24, 2007 were:

| Fiscal Year | |
|---|---|
| 2008 | $ 302 |
| 2009 | 196 |
| 2010 | 914 |
| 2011 | 1,121 |
| 2012 | 948 |
| Thereafter | 4,608 |

The maturities above reflect contractual maturities of debt (including any remaining debt discounts or premiums) and do not include the potential accelerations due to the debt holders' ability to cause the Company to repurchase the debt.

The debt agreements contain various financial covenants including ratios for interest coverage and debt leverage as defined in the Company's debt agreements. The Company was in compliance with the financial covenants under the debt agreements as of February 24, 2007.

On October 31, 2006, the Company issued $500 in senior notes. The notes bear interest at a rate of 7.50 percent and are due in 2014. The notes are senior obligations and rank equally with all of the Company's other senior unsecured indebtedness.

On June 1, 2006, the Company executed senior secured credit facilities in the amount of $4,000. These facilities were provided by a group of lenders and consist of a $2,000 five-year revolving credit facility (the "Revolving Credit Facility"), a $750 five-year term loan ("Term Loan A"), and a $1,250 six-year term loan ("Term Loan B"). As of February 24, 2007, rates on the facilities were tied to LIBOR plus 0.50 percent to 2.00 percent or the Prime Rate plus 0.00 percent to 1.00 percent, depending on the type of borrowing and the Company's credit ratings, with facility fees ranging from 0.10 percent to 0.50 percent, also depending on the Company's credit ratings. The rates in effect on outstanding borrowings under the facilities as of February 24, 2007, based on the Company's current credit ratings, were 0.40 percent for the facility fees, LIBOR plus 1.50 percent for LIBOR revolving advances, Prime Rate plus 0.50 percent for base rate revolving advances, LIBOR plus 1.50 for Term Loan A and LIBOR plus 1.75 percent for Term Loan B. See Note 19—Subsequent Events.

All obligations under the senior secured credit facilities are guaranteed by each material subsidiary of the Company. The obligations are also secured by a pledge of the equity interests in those same material subsidiaries, limited as required by the existing public indentures of the Company and subsidiaries such that the respective debt issued need not be equally and ratably secured.

The senior secured credit facilities also contain various financial covenants including a minimum interest expense coverage ratio and a maximum debt leverage ratio. The interest expense coverage ratio shall not be less than 2.10 to 1 for each of the fiscal quarters ending up through December 30, 2006, 2.15 to 1 for each of the fiscal quarters ending up through December 30, 2007, and moves progressively to a ratio of not less than 2.30 to 1 for the fiscal quarters ending after December 30, 2009. The debt leverage ratio shall not exceed 4.50 to 1 for each of the fiscal quarters ending up through December 30, 2007 and moves progressively to a ratio not to exceed 3.75 to 1 for each of the fiscal quarters ending after December 30, 2009. As of February 24, 2007, the Company is in compliance with the covenants of the senior secured credit facilities.

In conjunction with the $4,000 senior secured credit facilities, the Company terminated its previous five-year unsecured $750 revolving credit agreement dated February 2005. Also terminated were the previous Albertsons credit facilities: $400 dated June 2005, $900 dated June 2004 and $100 dated July 2004. All letters of credit that had been issued and outstanding under the previous credit facilities were transferred under the new credit facility.

Borrowings under Term Loan A and Term Loan B may be repaid, in full or in part, at any time without penalty. Term Loan A has required repayments, payable quarterly, equal to 2.50 percent of the initial drawn balance for the first four quarterly payments (year one) and 3.75 percent of the initial drawn balance for each quarterly payment in years two through five, with the entire remaining balance due at the five year anniversary of the inception date. Term Loan B has required repayments, payable quarterly, equal to 0.25 percent of the initial drawn balance, with the entire remaining balance due at the six year anniversary of the inception date.

As of February 24, 2007, there were $654 of outstanding borrowings under the Revolving Credit Facility, Term Loan A had a remaining principal balance of $713, of which $94 was classified as current, and Term Loan B had a remaining principal balance of $1,241, of which $13 was classified as current. Letters of credit outstanding under the Revolving Credit Facility were $347 and the unused available credit under the Revolving Credit Facility was $999. The Company also had $65 of outstanding letters of credit issued under separate agreements with financial institutions.

In November 2006, the Company executed a 364-day accounts receivable securitization program, under which the Company can borrow up to $200 on a revolving basis, with borrowings secured by eligible accounts receivable, which remain under the Company's control. Facility fees under this program range from 0.15 percent to 1.50 percent, based on the Company's credit ratings. The facility fee in effect on February 24, 2007, based on the Company's current credit ratings, is 0.20 percent. As of February 24, 2007, there were $159 of outstanding borrowings under this program. As of February 24, 2007, there were $225 of accounts receivable pledged as collateral, classified in Accounts receivable in the Company's February 24, 2007 Consolidated Balance Sheet. Due to the Company's intent to renew the facility or refinance it with the Revolving Credit Facility, the facility is classified in Long-term debt in the February 24, 2007 Consolidated Balance Sheet.

In November 2001, the Company sold zero-coupon convertible debentures due 2031. On October 2, 2006, the Company purchased $213 of these debentures when over 80 percent of the holders put their debentures to the Company for cash. Holders of the debentures may require the Company to purchase all or a portion of the remaining $53 debentures on the first day of October 2011 at a purchase price equal to the accreted value of the debentures (which would include accrued but unpaid interest) at $409.08 (not in millions) per debenture. Since the current credit ratings of the Company are BB or lower as rated by Standard & Poor's rating service, and Ba3 or lower as rated by Moody's rating service, the debentures are currently convertible into shares of the Company's common stock at the option of the holders. In the event of conversion, 9.6434 (not in millions) shares of the Company's common stock will be issued per each thousand dollars of debentures, or approximately 1.5 shares, should all remaining debentures be converted. As of February 24, 2007, no holders have elected conversion of the debentures. The Company may redeem all or a portion of the remaining debentures at any time at a purchase price equal to the sum of the issue price plus accrued original issue discount as of the redemption date. Due to the holders' ability to convert the debentures to common stock, the Company's previous announcement of its intent to settle the debentures in cash and the Company's ability to call the debentures for cash at any time, the debentures are classified as current debt.

Medium-term notes of $30 due July 2027 contain put options that would require the Company to repay the notes in July 2007 if the holders of the notes so elect by giving the Company 30-days notice. Medium-term notes of $49 due April 2028 contain put options that would require the Company to repay the notes in April 2008 if the holders of the notes so elect by giving the Company 30-days notice. The $209 of 7.5 percent debentures due May 2037 contain put options that would require the Company to repay the notes in May 2009 if the holders of the notes so elect by giving the Company 30-days notice.

*Mandatory Convertible Securities*

The Company assumed 46,000,000 of 7.25 percent mandatory convertible securities ("Corporate Units") upon the Acquisition of New Albertsons. Each Corporate Unit consisted of a forward stock purchase contract and, initially, a 2.5 percent ownership interest in one of Albertsons' senior notes (which were assumed by New Albertsons in connection with the Acquisition) with a principal amount of one thousand dollars, which corresponds to a twenty-five dollar principal amount of senior notes. The purchase contracts yield 3.5 percent per year on the stated amount of twenty-five dollars and the senior notes yield 3.75 percent per year.

In October 2006, the Company made an offer to purchase all outstanding Corporate Units. At the close of the offer the Company purchased approximately 35,000,000 Corporate Units at a purchase price of $25.22 per

Corporate Unit, including accrued interest. In January 2007, the Company purchased approximately 4,000,000 Corporate Units at a purchase price of $25.52 per Corporate Unit, including accrued interest. The Company paid an aggregate amount of approximately $979, including accrued interest, and recognized a gain of approximately $1 related to these purchases.

In February 2007, pursuant to the terms of the Corporate Units, the senior notes held as components of Corporate Units (the "Pledged Senior Notes") were remarketed by the remarketing agent. Through the remarketing, the Company purchased all of the remarketed senior notes for approximately $180 and recognized a gain of less than $1. The proceeds of the remarketing of the Pledged Senior Notes (net of remarketing fee) were delivered to the collateral agent and used to purchase U.S. treasury securities, maturing on or about the purchase contract settlement date of May 16, 2007 (the "Purchase Contract Settlement Date"). The treasury securities will serve as collateral for the holders' obligations under the purchase contracts associated with the Corporate Units.

As of February 24, 2007, under the terms of the purchase contracts, the Company would be required to issue a minimum of 1.1 shares and a maximum of 1.4 shares of its common stock for the remaining purchase contracts. If the purchase contracts had been settled at February 24, 2007, the Company would have received approximately $45 of net cash and would have issued approximately 1.2 shares of its common stock. Upon settlement of each purchase contract, the Company will receive the stated amount of twenty-five dollars on the purchase contract and will issue the requisite amount of Acquisition Consideration ($20.35 in cash and 0.182 SUPERVALU shares per share of Albertsons common stock subject to the settlement rate). The net amount of cash received will be recorded as an increase to stockholders' equity.

Upon settlement of the purchase contracts on May 16, 2007, the Company will receive approximately $45 of net cash and issue 1.2 shares.

Before the issuance of common stock upon settlement of the purchase contracts, the Corporate Units will be reflected in the diluted earnings per share calculations using the treasury stock method as defined by SFAS No. 128, "Earnings Per Share." Under this method, the number of shares of common stock used in calculating diluted earnings per share (based on the settlement formula applied at the end of the reporting period) is deemed to be increased by the excess, if any, of the number of shares that would be issued upon settlement of the purchase contracts less the number of shares that could be purchased by the Company in the market at the average market price during the period using the proceeds to be received upon settlement. Therefore, dilution will occur for periods when the average market price of the Company's common stock for the 20-day trading period preceding the end of the reporting period is above $46.54, and will potentially occur when the average market price of the Company's common stock for the 20-day trading period preceding the end of the reporting period is lower than the average price of the Company's common stock for the full reporting period. For the year ended February 24, 2007, the Corporate Units were dilutive by approximately 0.09 shares.

## NOTE 10—LEASES

*Capital and Operating Leases*

The Company leases certain retail food stores, food distribution warehouses, office facilities and equipment. Many of these leases include renewal options, and to a limited extent, include options to purchase. Future minimum lease payments for noncancellable operating leases (which exclude the amortization or Acquisition-related fair value adjustments) and capital leases at February 24, 2007 were as follows:

| | Operating Leases | Capital Leases |
|---|---|---|
| **Fiscal Years:** | | |
| 2008 | $ 416 | $ 159 |
| 2009 | 446 | 158 |
| 2010 | 351 | 158 |
| 2011 | 324 | 153 |
| 2012 | 292 | 146 |
| Later | 2,238 | 1,566 |
| Total future minimum obligations | 4,067 | 2,340 |
| Less interest | | (998) |
| Present value of net future minimum obligations | | 1,342 |
| Less current obligations | | (54) |
| Long-term obligations | | $1,288 |

The present values of future minimum obligations for capital leases shown above are calculated based on interest rates determined at the inception of the lease, or upon acquisition of the original lessee, ranging from approximately 5.4 percent to 13.8 percent, with a weighted average ratio of approximately 7.5 percent.

Rent expense and sublease rental income under operating leases and amortization expense under capital leases were as follows:

| | February 24, 2007 | February 25, 2006 | February 26, 2005 |
|---|---|---|---|
| **Operating leases:** | | | |
| Minimum rent | $366 | $147 | $141 |
| Contingent rent | 5 | 1 | 1 |
| | 371 | 148 | 142 |
| Sublease rent | (54) | (26) | (26) |
| | 317 | 122 | 116 |
| **Capital Leases:** | | | |
| Amortization expense | $ 54 | $ 32 | $ 35 |

The Company is party to a synthetic leasing program for one of its major warehouses. The lease qualifies for operating lease accounting treatment under SFAS No. 13, "Accounting for Leases." For additional information on the synthetic lease, refer to Note 16—Commitments, Contingencies and Off-Balance Sheet Arrangements.

Future minimum receivables under noncancellable operating leases on owned property and subleases in effect at February 24, 2007 were as follows:

| | Owned Property | Leased Property | Total |
|---|---|---|---|
| **Fiscal Years:** | | | |
| 2008 | $23 | $ 57 | $ 80 |
| 2009 | 13 | 45 | 58 |
| 2010 | 9 | 34 | 43 |
| 2011 | 7 | 27 | 34 |
| 2012 | 6 | 21 | 27 |
| Later | 8 | 57 | 65 |
| Total future minimum receivables | $66 | $241 | $307 |

Owned property leased to third parties was as follows:

| | February 24, 2007 | February 25, 2006 |
|---|---|---|
| Property, plant and equipment | $ 37 | $12 |
| Less accumulated depreciation | (12) | (7) |
| Property, plant and equipment, net | $ 25 | $ 5 |

*Direct Financing Leases*

Under direct financing capital leases, the Company leases buildings to independent retailers with terms ranging from five to 20 years. Future minimum rentals to be received under direct financing leases and related future minimum obligations under capital leases in effect at February 24, 2007, are as follows:

| | Direct Financing Lease Receivables | Direct Financing Capital Lease Obligations |
|---|---|---|
| **Fiscal Years:** | | |
| 2008 | $ 10 | $ 9 |
| 2009 | 9 | 9 |
| 2010 | 9 | 8 |
| 2011 | 7 | 7 |
| 2012 | 7 | 6 |
| Later | 27 | 25 |
| Total minimum lease payments | 69 | 64 |
| Less unearned income | (20) | — |
| Less interest | — | (17) |
| Present value of net minimum lease payments | 49 | 47 |
| Less current portion | (6) | (6) |
| Long-term portion | $ 43 | $ 41 |

## NOTE 11—INCOME TAXES

The provision for income taxes consists of the following:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current | | | |
| Federal | $187 | $148 | $152 |
| State | 38 | 22 | 19 |
| Tax credits | (2) | (2) | (2) |
| Total current | 223 | 168 | 169 |
| Deferred | 72 | (45) | 46 |
| Total provision | $295 | $123 | $215 |

The difference between the actual tax provision and the tax provision computed by applying the statutory federal income tax rate to earnings before income taxes is attributable to the following:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Federal taxes based on statutory rate | $261 | $115 | $210 |
| State income taxes, net of federal benefit | 31 | 11 | 16 |
| Audit settlements | — | — | (7) |
| Other | 3 | (3) | (4) |
| Total provision | $295 | $123 | $215 |

Deferred income taxes reflect the net tax effects of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. The Company's deferred tax assets and liabilities consist of the following as of February 24, 2007 and February 25, 2006:

| | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Compensation and benefits | $ 425 | $ 147 |
| Self-insurance | 143 | 29 |
| Basis in fixed assets | 497 | 67 |
| Other | 183 | 53 |
| Capital loss carryforward | 175 | — |
| Gross deferred tax assets | 1,423 | 296 |
| Valuation allowance | (175) | — |
| Total deferred tax assets | 1,248 | 296 |
| Deferred tax liabilities: | | |
| Basis in fixed assets and capital leases | (766) | (203) |
| Inventories | (248) | (3) |
| Debt discount | (78) | — |
| Intangibles | (674) | (82) |
| Other | (75) | (36) |
| Total deferred tax liabilities | (1,841) | (324) |
| Net deferred tax liability | $ (593) | $ (28) |

The Company currently has federal and state net operating loss (NOL) carryforwards from Acquired Operations of $26 and $51, respectively, for tax purposes. The NOLs expire beginning in 2008 and continuing through 2021.

The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company recorded a full valuation allowance against its capital loss carryforward deferred tax asset in accordance with SFAS No. 109, as realization of such assets in future years is uncertain. The capital loss carryover will expire in fiscal 2011.

## NOTE 12—STOCK-BASED COMPENSATION

*Adoption of New Standard*

Effective February 26, 2006, the Company adopted the provisions of SFAS No. 123(R) using the modified-prospective transition method. Under this transition method, compensation expense recognized during the year ended February 24, 2007 included: (1) compensation expense for all stock-based awards granted prior to, but not yet vested as of February 25, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) compensation expense for all stock-based awards granted on or after February 26, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company used the straight-line method to recognize the expense related to the option plan prior to and subsequent to the adoption of SFAS No. 123(R). As stock-based compensation expense recognized in the Consolidated Statement of Earnings for the year ended February 24, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The effect of adopting SFAS No. 123(R) was an additional after tax expense of $15 ($0.08 per basic and diluted share) recognized in the Consolidated Statement of Earnings for the 52 weeks ended February 24, 2007.

*Stock Options*

The Company has options outstanding under multiple stock plans. The Company's 2002 Stock Plan allows the granting of non-qualified stock options and incentive stock options to purchase shares of the Company's common stock, to key salaried employees at prices not less than 100 percent of the fair market value on the date of grant. The Company's 1997 Stock Plan allows the granting of non-qualified stock options to purchase common shares to salaried employees at fair market value on the date of grant. In April 2005, the Board of Directors authorized an additional 9 shares for issuance under the 2002 Stock Plan, which was approved by the stockholders of the Company on June 15, 2005. 7.5 of these shares are reserved for issuance as stock options and the remaining 1.5 shares are reserved for other types of awards. As part of the Acquisition, the Company may grant non-qualified stock options and incentive stock options to purchase 10 shares of the Company's common stock to employees of Albertsons prior to the Acquisition at fair market value on the date of grant under the Albertsons 2004 Equity and Performance Incentive Plan. The Company has options outstanding under the 2002 Stock Plan, the 1997 Stock Plan and the Albertsons 2004 Equity and Performance Incentive Plan. The Company also has options outstanding under its 1983 Employee Stock Option Plan, 1993 Stock Plan, the SUPERVALU/Richfood Stock Incentive Plan, and the Albertsons Amended and Restated 1995 Stock-Based Incentive Plan, but no further options may be granted under these plans. The plans provide that the Board of Directors or the Executive Personnel and Compensation Committee of the Board (the "Compensation Committee") may determine at the time of granting whether each option granted, except those granted under the 1997 Stock Plan, will be a non-qualified or incentive stock option under the Internal Revenue Code. The terms of each option will be determined by the Board of Directors or the Compensation Committee. Generally, options issued prior to fiscal 2006 have a term of ten years. Effective in fiscal 2006, options granted will not be for more than a term of seven years. Generally, options vest over four years. The exercise provisions of future awards may change as the Board of Directors or the Compensation Committee may determine.

In accordance with the Acquisition agreement, the Company assumed approximately 21 fully vested stock options of holders of Albertsons stock options who became employees of the Company after the Acquisition. The fair value of the stock options issued was determined in accordance with SFAS No. 123(R).

Prior to February 26, 2006, the Company applied APB Opinion No. 25 and related interpretations in accounting for stock option and stock unit awards made under the 2002 Stock Plan and other plans. Stock options previously granted under these plans had an exercise price equal to not less than the fair market value of the common stock on the date of the grant, and accordingly, no compensation expense was recognized.

Options granted, exercised and outstanding were as follows:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | (In thousands) | | | (In thousands) |
| Outstanding, February 28, 2004 | 11,839 | $20.93 | 6.1 | $ 87,924 |
| Granted | 3,154 | 30.37 | | |
| Exercised | (3,550) | 19.68 | | |
| Canceled and forfeited | (139) | 25.55 | | |
| Outstanding, February 26, 2005 | 11,304 | $23.87 | 6.2 | $ 94,743 |
| Granted | 3,228 | 33.32 | | |
| Exercised | (2,377) | 21.15 | | |
| Canceled and forfeited | (355) | 27.74 | | |
| Outstanding, February 25, 2006 | 11,800 | $26.89 | 5.6 | $ 65,385 |
| Granted | 3,129 | 29.67 | | |
| Assumed in Acquisition | 21,349 | 33.13 | | |
| Exercised | (11,055) | 24.85 | | |
| Canceled and forfeited | (3,188) | 40.41 | | |
| Outstanding, February 24, 2007 | 22,035 | $32.40 | 4.7 | $157,954 |
| Vested and expected to vest in future at February 24, 2007 | 21,745 | $32.43 | 4.5 | $155,845 |
| Exercisable at February 24, 2007 | 17,765 | $33.08 | 4.3 | $123,437 |

The weighted average grant date fair value of stock options granted to holders of Albertsons stock options who became employees of the Company after the Acquisition was $6.07 per share. The weighted average grant date fair value of all other stock options granted during the year ended February 24, 2007 was $6.96 per share. The weighted average grant date fair value of all stock options granted during the 52 weeks ended February 24, 2007, February 25, 2006 and February 26, 2005 was $6.18, $8.42 and $7.80 per share, respectively. The total intrinsic value of stock options exercised during the 52 weeks ended February 24, 2007, February 25, 2006 and

*Pro Forma Compensation Expense*

Had compensation expense for the 52 weeks ended February 25, 2006 and February 26, 2005 been determined based on the fair value at the grant dates of stock-based awards, consistent with SFAS No. 123(R), net income, basic earnings per share, and diluted earnings per share would have been as follows:

| | Year Ended February 25, 2006 | Year Ended February 26, 2005 |
|---|---|---|
| Net earnings, as reported | $ 206 | $ 386 |
| Add: stock-based compensation expense included in reported net earnings, net of related tax effect | 2 | 8 |
| Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect | (18) | (24) |
| Pro forma net earnings | 190 | 370 |
| Add: interest on dilutive convertible debentures, net of related tax effect | 7 | 7 |
| Pro forma net earnings for diluted earnings per share | $ 197 | $ 377 |
| Earnings per share—basic: | | |
| As reported | $1.52 | $2.86 |
| Pro forma | 1.40 | 2.74 |
| Earnings per share—diluted: | | |
| As reported | 1.46 | 2.71 |
| Pro forma | 1.36 | 2.60 |

## NOTE 13—TREASURY STOCK PURCHASE PROGRAM

In June 2006, the Board of Directors authorized a stock repurchase program under which the Company is authorized to purchase up to the number of shares of common stock issued by the Company upon the exercise of employee stock options by the former employees of Albertsons who became employees of the Company. The term of this program is from June 2, 2006 to June 1, 2007, and shall not exceed 10 shares. During fiscal 2007, the Company purchased 8 shares under the program at an average cost of $29.26 per share. This authorization is in addition to the Company's May 2004 share repurchase program.

In May 2004, the Board of Directors authorized a treasury stock purchase program under which the Company is authorized to purchase up to 5 shares of the Company's common stock for reissuance upon the exercise of employee stock options and for other compensation programs utilizing the Company's stock. In fiscal 2005, the Company purchased approximately 0.4 shares under the program at an average cost of $27.73 per share. In fiscal 2006, the Company purchased approximately 0.9 shares under the program at an average cost of $32.19 per share. No repurchases were made under this program during fiscal 2007. As of February 24, 2007, approximately 4 shares remained available for purchase under this program.

Subsequent to fiscal 2007, the Company announced a new share repurchase program to replace all existing share repurchase programs. For further information, see Note 19—Subsequent Events.

years. Generally, options vest over four years. The exercise provisions of future awards may change as the Board of Directors or the Compensation Committee may determine.

In accordance with the Acquisition agreement, the Company assumed approximately 21 fully vested stock options of holders of Albertsons stock options who became employees of the Company after the Acquisition. The fair value of the stock options issued was determined in accordance with SFAS No. 123(R).

Prior to February 26, 2006, the Company applied APB Opinion No. 25 and related interpretations in accounting for stock option and stock unit awards made under the 2002 Stock Plan and other plans. Stock options previously granted under these plans had an exercise price equal to not less than the fair market value of the common stock on the date of the grant, and accordingly, no compensation expense was recognized.

Options granted, exercised and outstanding were as follows:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | (In thousands) | | | (In thousands) |
| Outstanding, February 28, 2004 | 11,839 | $20.93 | 6.1 | $ 87,924 |
| Granted | 3,154 | 30.37 | | |
| Exercised | (3,550) | 19.68 | | |
| Canceled and forfeited | (139) | 25.55 | | |
| Outstanding, February 26, 2005 | 11,304 | $23.87 | 6.2 | $ 94,743 |
| Granted | 3,228 | 33.32 | | |
| Exercised | (2,377) | 21.15 | | |
| Canceled and forfeited | (355) | 27.74 | | |
| Outstanding, February 25, 2006 | 11,800 | $26.89 | 5.6 | $ 65,385 |
| Granted | 3,129 | 29.67 | | |
| Assumed in Acquisition | 21,349 | 33.13 | | |
| Exercised | (11,055) | 24.85 | | |
| Canceled and forfeited | (3,188) | 40.41 | | |
| Outstanding, February 24, 2007 | 22,035 | $32.40 | 4.7 | $157,954 |
| Vested and expected to vest in future at February 24, 2007 | 21,745 | $32.43 | 4.5 | $155,845 |
| Exercisable at February 24, 2007 | 17,765 | $33.08 | 4.3 | $123,437 |

The weighted average grant date fair value of stock options granted to holders of Albertsons stock options who became employees of the Company after the Acquisition was $6.07 per share. The weighted average grant date fair value of all other stock options granted during the year ended February 24, 2007 was $6.96 per share. The weighted average grant date fair value of all stock options granted during the 52 weeks ended February 24, 2007, February 25, 2006 and February 26, 2005 was $6.18, $8.42 and $7.80 per share, respectively. The total intrinsic value of stock options exercised during the 52 weeks ended February 24, 2007, February 25, 2006 and

February 26, 2005 was $71, $29 and $41, respectively. Intrinsic value is measured using the fair market value at the date of exercise for stock options exercised or at February 24, 2007 for outstanding stock options, less the applicable exercise price.

For stock options, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model. Expected volatilities are estimated based on an average of actual historical volatility and implied volatilities corresponding to the options estimated expected term. The Company believes this approach to determine volatilities is representative of future stock volatilities. The expected term of options are estimated based on analysis of options already exercised and foreseeable trends or changes in behavior. The risk free interest rates are based on the U.S. Treasury securities maturities as of each applicable grant date. The dividend yield is based on analysis of actual historical dividend yields.

The significant weighted average assumptions relating to the valuation of the Company's stock options for the 52-week periods ended February 24, 2007 and February 25, 2006 were as follows:

| | 52 Weeks Ended | | |
|---|---|---|---|
| | February 24, 2007 | February 25, 2006 | February 26, 2005 |
| Dividend yield | 2.0% | 2.0% | 2.0% |
| Volatility rate | 20.6 - 29.5% | 28.9% | 31.8% |
| Risk-free interest rate | 4.5 - 5.2% | 3.9% | 3.1% |
| Expected option life (years) | 1.0 - 5.4 years | 4.8 years | 4.5 years |

*Compensation Expense*

The components of pre-tax stock-based compensation expense (included primarily in Selling and administrative expenses in the Consolidated Statement of Earnings) and related tax benefits were as follows:

| | 52 Weeks Ended | | |
|---|---|---|---|
| | February 24, 2007 | February 25, 2006 | February 26, 2005 |
| Stock-based compensation | $ 43 | $ 3 | $12 |
| Income tax benefits | (17) | (1) | (4) |
| Stock-based compensation (net of tax) | $ 26 | $ 2 | $ 8 |

The Company realized excess tax benefits of $22 related to the exercise of stock options.

*Unrecognized Compensation Expense*

*Stock Options*

As of February 24, 2007, there was $27 of unrecognized compensation expense related to nonvested options granted under the Company's stock-based compensation plans. The expense related to these nonvested awards is expected to be charged to expense over a weighted-average remaining vesting period of approximately two years.

Option shares available for grant were 17 and 10 at February 24, 2007 and February 25, 2006, respectively. As of February 24, 2007, the Company has reserved 40 shares, in aggregate, for the plans.

*Other Stock-Based Awards*

The Company awards restricted stock to employees under various plans. The restrictions on these awards generally lapse between one and five years from the date of grant and the expense is recognized over the vesting period. As of February 24, 2007 there was $33 of unrecognized compensation expense related to these awards under the Company's stock plans. These awards are expected to be charged to expense over a weighted-average vesting period of approximately two years.

Restricted stock activity was as follows:

| | Restricted Stock |
|---|---|
| | (In thousands) |
| Outstanding, February 28, 2004 | 516 |
| Granted | 123 |
| Released | (188) |
| Canceled | (3) |
| Outstanding, February 26, 2005 | 448 |
| Granted | 237 |
| Released | (121) |
| Canceled | (15) |
| Outstanding, February 25, 2006 | 549 |
| Granted * | 1,360 |
| Released | (334) |
| Cancellations | (36) |
| Outstanding, February 24, 2007 | 1,539 |

* Fiscal 2007 grants include 366 unvested restricted stock units to individuals who became employees of the Company in connection with the Acquisition (See Note 3—Acquisition).

*Pro Forma Compensation Expense*

Had compensation expense for the 52 weeks ended February 25, 2006 and February 26, 2005 been determined based on the fair value at the grant dates of stock-based awards, consistent with SFAS No. 123(R), net income, basic earnings per share, and diluted earnings per share would have been as follows:

| | Year Ended February 25, 2006 | Year Ended February 26, 2005 |
|---|---|---|
| Net earnings, as reported | $ 206 | $ 386 |
| Add: stock-based compensation expense included in reported net earnings, net of related tax effect | 2 | 8 |
| Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect | (18) | (24) |
| Pro forma net earnings | 190 | 370 |
| Add: interest on dilutive convertible debentures, net of related tax effect | 7 | 7 |
| Pro forma net earnings for diluted earnings per share | $ 197 | $ 377 |
| Earnings per share—basic: | | |
| As reported | $1.52 | $2.86 |
| Pro forma | 1.40 | 2.74 |
| Earnings per share—diluted: | | |
| As reported | 1.46 | 2.71 |
| Pro forma | 1.36 | 2.60 |

## NOTE 13—TREASURY STOCK PURCHASE PROGRAM

In June 2006, the Board of Directors authorized a stock repurchase program under which the Company is authorized to purchase up to the number of shares of common stock issued by the Company upon the exercise of employee stock options by the former employees of Albertsons who became employees of the Company. The term of this program is from June 2, 2006 to June 1, 2007, and shall not exceed 10 shares. During fiscal 2007, the Company purchased 8 shares under the program at an average cost of $29.26 per share. This authorization is in addition to the Company's May 2004 share repurchase program.

In May 2004, the Board of Directors authorized a treasury stock purchase program under which the Company is authorized to purchase up to 5 shares of the Company's common stock for reissuance upon the exercise of employee stock options and for other compensation programs utilizing the Company's stock. In fiscal 2005, the Company purchased approximately 0.4 shares under the program at an average cost of $27.73 per share. In fiscal 2006, the Company purchased approximately 0.9 shares under the program at an average cost of $32.19 per share. No repurchases were made under this program during fiscal 2007. As of February 24, 2007, approximately 4 shares remained available for purchase under this program.

Subsequent to fiscal 2007, the Company announced a new share repurchase program to replace all existing share repurchase programs. For further information, see Note 19—Subsequent Events.

## NOTE 14—EARNINGS PER SHARE

Basic EPS is calculated using net earnings available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is after giving affect to the dilutive impacts of stock options, restricted stock awards and outstanding convertible securities. In addition, for the calculation of diluted earnings per share, net earnings is adjusted to eliminate the after tax interest expense recognized during the period related to contingently convertible debentures. Effective on August 31, 2006, in conjunction with the Company's announcement of its intent to use cash to repurchase the contingently convertible debentures, the debentures were no longer considered dilutive for the calculation of diluted earnings per share.

The following table reflects the calculation of basic and diluted earnings per share:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Earnings per share—basic: | | | |
| Net earnings | $ 452 | $ 206 | $ 386 |
| Weighted average shares outstanding—basic | 189 | 136 | 135 |
| Earnings per share—basic | $2.38 | $1.52 | $2.86 |
| Earnings per share—diluted: | | | |
| Net earnings | $ 452 | $ 206 | $ 386 |
| Interest related to dilutive contingently convertible debentures, net of tax | 3 | 7 | 7 |
| Net earnings used for diluted earnings per share calculation | $ 455 | $ 213 | $ 393 |
| Weighted average shares outstanding—basic | 189 | 136 | 135 |
| Dilutive impact of options and restricted stock outstanding | 3 | 2 | 2 |
| Dilutive impact of convertible securities | 4 | 8 | 8 |
| Weighted average shares—diluted | 196 | 146 | 145 |
| Earnings per share—diluted | $2.32 | $1.46 | $2.71 |

Options to purchase 11, 3, and 1 shares of common stock were outstanding during the 52 week period ended February 24, 2007, February 25, 2006 and February 26, 2004, respectively, but were excluded from the computation of diluted earnings per share because they were not dilutive.

## NOTE 15—BENEFIT PLANS

*Employee Benefit Plans*

Substantially all employees of the Company and its subsidiaries are covered by various contributory and non-contributory pension or profit sharing plans. Union employees participate in multi-employer retirement plans under collective bargaining agreements, unless the collective bargaining agreement provides for participation in plans sponsored by the Company. In addition to sponsoring both defined benefit and defined contribution pension plans, the Company provides health care and life insurance benefits for eligible retired employees under postretirement benefit plans, and short-term and long-term disability benefits to former and inactive employees prior to retirement under post-employment benefit plans.

On September 29, 2006, the Financial Accounting Standards Board issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires, among other things, the recognition of the funded status of each defined benefit pension plan and each other postretirement benefit plan on the balance sheet. The impact of the implementation of the standard due to previously unrecognized prior service cost and actuarial gains/losses not recognized in current year expense is recognized in accumulated other comprehensive income/loss, a component of shareholders' equity.

| | Pension Benefits | | |
|---|---|---|---|
| | Before implementation of SFAS 158 | Change due to SFAS 158 | After implementation of SFAS 158 |
| Pension intangible asset | $ 7 | $ (7) | $ — |
| Pension liability | $ 364 | $ 73 | $ 437 |
| Other postretirement liability | $ 118 | $ 52 | $ 170 |
| Deferred tax liability | $ 644 | $(51) | $ 593 |
| Total liabilities | $16,322 | $ 74 | $16,396 |
| Accumulated other comprehensive loss | $ (154) | $(81) | $ (235) |
| Total stockholders' equity | $ 5,387 | $(81) | $ 5,306 |
| Total liabilities and stockholders' equity | $21,709 | $ (7) | $21,702 |

SFAS No. 158 has a provision requiring a measurement date equal to the balance sheet date for companies with fiscal years ending after December 15, 2008. The Company has chosen to adopt the measurement date provision for the fiscal year beginning February 25, 2007. The measurement date for the SUPERVALU defined benefit pension plans and other postretirement benefit plans for fiscal 2007 was November 30, 2006. The measurement date for the Acquired Operations' defined benefit pension plans and other postretirement benefit plans was February 22, 2007.

The benefit obligation, fair value of plan assets, and funded status of the Company-sponsored qualified defined benefit pension plans and other postretirement benefit plans are as follows:

| | Defined Benefit Pension Plans | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | February 24, 2007 | February 25, 2006 | February 24, 2007 | February 25, 2006 |
| **Change in Benefit Obligation (1)** | | | | |
| Benefit obligation at beginning of year | $ 780 | $686 | $144 | $149 |
| Acquired Operations benefit obligation at acquisition June 2, 2006 | 1,136 | — | 27 | — |
| Service cost | 32 | 21 | 2 | 2 |
| Interest cost | 97 | 41 | 9 | 8 |
| Plan participants' contributions | — | — | — | 6 |
| Actuarial loss (gain) | 143 | 60 | (1) | (9) |
| Benefits paid | (47) | (28) | (11) | (12) |
| Benefit obligation at end of year | $2,141 | $780 | $170 | $144 |

| | Defined Benefit Pension Plans | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | February 24, 2007 | February 25, 2006 | February 24, 2007 | February 25, 2006 |
| **Changes in Plan Assets** | | | | |
| Fair value of plan assets at beginning of year | $ 556 | $ 520 | $ — | $ — |
| Acquired Operations fair value of plan assets at acquisition June 2, 2006 | 1,015 | — | — | — |
| Actual return on plan assets | 174 | 39 | — | — |
| Employer contributions | 37 | 25 | 11 | 9 |
| Plan participants' contributions | — | — | 5 | 6 |
| Benefits paid | (47) | (28) | (16) | (15) |
| Fair value of plan assets at end of year | $1,735 | $ 556 | $ — | $ — |
| **Reconciliation of Prepaid (Accrued) Cost and Total Amount Recognized** | | | | |
| Funded status | $ (406) | $(224) | $(170) | $(141) |
| Unrecognized net loss | — | 261 | — | 64 |
| Unrecognized prior service cost (benefit) | — | 7 | — | (6) |
| Net amount recognized | $ (406) | $ 44 | $(170) | $ (83) |
| Accrued benefit liability | $ — | $(162) | | |
| Intangible asset | — | 7 | | |
| Accumulated other comprehensive loss | — | 199 | | |
| Total recognized | $ (406) | $ 44 | | |

(1) For the defined benefit pension plans, the benefit obligation is the projected benefit obligation. For other postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.

Amounts recognized in accumulated other comprehensive loss for the qualified defined benefit pension plans and other postretirement benefit plans consists of the following:

| | Defined Benefit Pension Plans | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | February 24, 2007 | February 25, 2006 | February 24, 2007 | February 25, 2006 |
| Prior service cost | $ 5 | $— | $ (4) | $— |
| Net actuarial loss | 309 | 199 | 56 | — |
| Total recognized in accumulated other comprehensive loss, before tax | $314 | $199 | $52 | $— |

The estimated future benefit payments to be paid from the Company's defined benefit pension plans and other postretirement benefit plans, which reflect expected future service, are as follows:

| | Pension Benefits (1) | Postretirement Benefits |
|---|---|---|
| **Fiscal Year** | | |
| 2008 | $ 62 | $13 |
| 2009 | 68 | 14 |
| 2010 | 74 | 14 |
| 2011 | 80 | 14 |
| 2012 | 87 | 14 |
| Years 2013-2017 | 576 | 77 |

(1) Pension benefits include the estimated future benefit payments for the unfunded, nonqualified pension plans sponsored by the Company.

*Defined Benefit Pension Plans*

Benefit calculations for the legacy SUPERVALU's sponsored defined benefit pension plans for primarily non-union eligible participants are generally based on years of eligible service and the participants' highest compensation during five consecutive years of employment. Benefits paid to Acquired Operation retirees are based upon age at retirement, years of eligible service and average compensation. The Company's accumulated benefit obligation for the qualified defined benefit pension plans was $2,072 and $719 at February 24, 2007 and February 25, 2006, respectively.

The Company also sponsors certain supplemental executive retirement benefit plans which are unfunded, nonqualified plans which provide certain key employees retirement benefits that supplement those provided by the Company's other retirement plans. The projected benefit obligation for the unfunded, nonqualified plans was $30 and $22 at February 24, 2007 and February 25, 2006, respectively. The accumulated benefit obligation for these plans totaled $26 and $18 at February 24, 2007 and February 25, 2006, respectively. Net periodic pension cost was $5, $3 and $4 for fiscal 2007, 2006 and 2005, respectively. The amount recognized in accumulated other comprehensive income/loss for prior service cost and net actuarial loss, before tax, are $2 and $16, respectively, at February 24, 2007 and $0 and $7, respectively, at February 25, 2006. The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive income/loss into net periodic benefit cost for over the next fiscal year are $1 and $2, respectively.

At February 24, 2007 and February 25, 2006, the accumulated benefit obligation for all defined benefit pension plans exceeded the fair value of the respective plan assets.

*Net Periodic Benefit Expense*

Net periodic benefit expense for qualified defined benefit pension plans consisted of the following:

| | Pension Benefits | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Service cost—benefits earned during the period | $ 32 | $ 21 | $ 19 |
| Interest cost on projected benefit obligations | 97 | 41 | 38 |
| Expected return on plan assets | (105) | (41) | (41) |
| Amortization of prior service cost (benefit) | 2 | 1 | 1 |
| Recognized net actuarial loss | 26 | 23 | 19 |
| Net periodic benefit expense | $ 52 | $ 45 | $ 36 |

The estimated prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive income/loss into net periodic benefit cost for the qualified defined benefit pension plans over the next fiscal year are $1 and $25, respectively.

Weighted average assumptions used for the defined benefit pension plans, including the unfunded, nonqualified plans, consist of the following:

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| Weighted-average assumptions used to determine benefit obligations (1): | | | |
| Discount rate | 5.70-5.85% | 5.75% | 6.00% |
| Rate of compensation increase | 3.00-3.07% | 3.00% | 3.00% |
| Weighted-average assumptions used to determine net periodic benefit cost: | | | |
| Discount rate (2) | 5.75-6.30% | 6.00% | 6.25% |
| Rate of compensation increase | 3.00-3.07% | 3.00% | 3.00% |
| Expected return on plan assets (3) | 8.00% | 8.00% | 8.75% |

(1) Legacy SUPERVALU benefit obligations and the fair value of plan assets are measured as of November 30, 2006. The Acquired Operations benefit obligations and the fair value of plan assets are measured as of February 22, 2007.

(2) The Company reviews and selects the discount rate to be used in connection with its pension and other postretirement obligations annually. In determining the discount rate, the Company uses the yield on corporate bonds (rated AA or better) that coincides with the cash flows of the plans' estimated benefit payouts. The model uses a yield curve approach to discount each cash flow of the liability stream at an interest rate specifically applicable to the timing of each respective cash flow. The model totals the present values of all cash flows and calculates the equivalent weighted-average discount rate by imputing the singular interest rate that equates the total present value with the stream of future cash flows. This resulting weighted-average discount rate is then used in evaluating the final discount rate to be used by the Company.

(3) Net periodic benefit expense is measured using weighted average assumptions as of the beginning of each year.

(4) Expected long-term return on plan assets is estimated by asset class and is generally based on widely-accepted capital market principles, long-term return analysis for global fixed income and equity markets, the active total return-oriented portfolio management style as well as the diversification needs and rebalancing characteristics of the plan. Long-term trends are evaluated relative to market factors such as inflation, interest rates and fiscal and monetary polices in order to assess the capital market assumptions.

*Contributions*

The Company expects to contribute $32 to its pension plans and $13 to its postretirement benefit plans in fiscal 2008. The Company's funding policy for the defined benefit pension plans is to contribute the minimum contribution allowed under the Employee Retirement Income Security Act ("ERISA"), with consideration given to contributing larger amounts in order to be exempt from Pension Benefit Guaranty Corporation ("PBGC") variable rate premiums or participant notices of under-funding. The Company will recognize contributions in accordance with applicable regulations, with consideration given to recognition for the earliest plan year permitted.

*Plan Assets*

Plan assets are held in trust and invested in separately managed accounts and publicly traded mutual funds holding equity, fixed income securities and alternative investment classes.

The Company employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Alternative investments, including hedge funds, private equity and real estate are also used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. The overall investment strategy and policy have been developed based on the need to satisfy the long-term liabilities of the Company's pension plans. Risk management is accomplished through diversification across asset classes, multiple investment manager portfolios and both general and portfolio-specific investment guidelines. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and the Company's financial condition. This asset allocation policy mix is reviewed annually and actual allocations are rebalanced on a regular basis.

Plan assets are invested using a combination of active and passive investment strategies. Passive strategies invest in broad sectors of the market primarily through the use of indexing. Indexing is an investment management approach based on investing in exactly the same securities, in the same proportions, as an index, such as the S&P 500. Active strategies employ multiple investment management firms. Managers within each asset class cover a range of investment styles and approaches and are combined in a way that controls for capitalization, and style biases (equities) and interest rate bets (fixed income) versus benchmark indices while focusing primarily on security selection as a means to add value. Monitoring activities to evaluate performance against targets and measure investment risk take place on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The asset allocation guidelines and the actual allocation of pension plan assets are as follows:

| Asset Category | Target Allocation Ranges | Plan Assets Fiscal 2007 | Plan Assets Fiscal 2006 |
|---|---|---|---|
| Domestic Equity | 45.0% - 70.0% | 52.5% | 60.1% |
| International Equity | 7.0% - 20.0% | 17.7% | 9.9% |
| Domestic Fixed Income | 25.0% - 35.0% | 29.5% | 24.5% |
| Cash and Other | 0.0% - 15.0% | 0.3% | 5.5% |
| Total | | 100.0% | 100.0% |

*Other Postretirement Benefits*

The Company offers health and life insurance to retirees under multiple programs. The terms of these plans vary based on employment history, age, and date of retirement. For most retirees, the Company provides a fixed dollar contribution and retirees pay contributions to fund the remaining cost.

The net periodic postretirement benefit cost was as follows:

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| Service cost | $ 2 | $ 2 | $ 1 |
| Interest cost | 9 | 9 | 7 |
| Amortization of prior service cost (benefit) | (2) | (2) | (2) |
| Recognized net actuarial loss | 5 | 6 | 4 |
| Net periodic benefit expense | $14 | $15 | $10 |

The estimated net amount of prior service benefit and net actuarial loss that will be amortized from accumulated other comprehensive income/loss into net periodic benefit cost over the next fiscal year is $3.

Weighted average assumptions used for the postretirement benefit plans consist of the following:

| | Fiscal 2007 | Fiscal 2006 | Fiscal 2005 |
|---|---|---|---|
| Weighted-average assumptions used to determine benefit obligations (1): | | | |
| Discount rate | 5.70-5.85% | 5.75% | 6.00% |
| Weighted-average assumptions used to determine net periodic benefit cost (2): | | | |
| Discount rate | 5.38-5.75% | 6.00% | 6.25% |

(1) SUPERVALU benefit obligations are measured as of November 30, 2006. The Acquired Operations benefit obligations are measured as of February 22, 2007.

(2) Net periodic benefit expense is measured using weighted average assumptions as of the beginning of each year.

For those retirees whose health plans provide for variable employer contributions, the assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation ranged from 6% to 13% in fiscal 2007. The assumed health care cost trend rate will decrease by 0% to 2% each year for the next five years until it reaches the ultimate trend rate of 5% to 6%. For those retirees whose health plans provide for a fixed employer contribution rate, a health care cost trend is not applicable. The health care cost trend rate assumption has a significant impact on the amounts reported. For example, a 1% change in the trend rate would impact the Company's accumulated postretirement benefit obligation by approximately $11 and the service and interest cost by approximately $1 in fiscal 2008.

*Defined Contribution Plans*

The Company sponsors several defined contribution and profit sharing plans pursuant to Section 401(k) of the Internal Revenue Code. The total amount contributed by the Company to the plans is determined by plan provisions or at the discretion of the Company's Retirement Committee. Total contribution expenses for these plans were $83, $16 and $18 for fiscal 2007, 2006 and 2005, respectively. Plan assets also include 4 and 3 shares of the Company's common stock at February 24, 2007 and February 25, 2006, respectively.

*Post-Employment Benefits*

The Company recognizes an obligation for benefits provided to former or inactive employees. The Company is self-insured for certain of its employees' short-term and long-term disability plans, which are the primary benefits paid to inactive employees prior to retirement.

At February 24, 2007, the obligation for post-employment benefits was $85 with $23 included in Accrued vacation, compensation and benefits and $62 included in Other liabilities.

*Multi-Employer Plans*

The Company also participates in several multi-employer plans providing defined benefits to union employees under the provisions of collective bargaining agreements. These plans require the Company to make contributions thereto as negotiated in such collective bargaining agreements. The Company contributed $122, $37 and $37 to these plans for fiscal 2007, 2006 and 2005, respectively. Currently, some of these plans are underfunded in that the present value of accrued liabilities exceeds the current value of the assets held in trust to pay benefits. If the Company were to exit certain markets or otherwise cease making contributions to these plans at this time, it could trigger a withdrawal liability that would require the Company to fund its proportionate share of a plan's unfunded vested benefits. There are many variables that affect future funding requirements such as investment returns and benefit levels.

*Collective Bargaining Agreements*

At February 24, 2007, the Company had approximately 191,400 employees. Approximately 117,000 employees are covered by collective bargaining agreements. During fiscal 2007, 33 collective bargaining agreements covering approximately 25,500 employees were re-negotiated. During fiscal 2008, 69 collective bargaining agreements covering approximately 43,200 employees will expire.

## NOTE 16—COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has guaranteed certain leases, fixture financing loans and other debt obligations of various retailers at February 24, 2007. These guarantees were generally made to support the business growth of affiliated retailers. The guarantees are generally for the entire terms of the leases or other debt obligations with remaining terms that range from less than one year to 20 years, with a weighted average remaining term of approximately 12 years. For each guarantee issued, if the affiliated retailer defaults on a payment, the Company would be required to make payments under its guarantee. Generally, the guarantees are secured by indemnification agreements or personal guarantees of the affiliated retailer. At February 24, 2007, the maximum amount of undiscounted payments the Company would be required to make in the event of default of all guarantees was approximately $215 and represented approximately $141 on a discounted basis. No amount has been recorded in the Consolidated Balance Sheets for these contingent obligations under the Company's guarantee arrangements.

The Company is contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. The Company could be required to satisfy the obligations under the leases if any of the assignees are unable to fulfill their lease obligations. Due to the wide distribution of the Company's assignments among third parties, and various other remedies available, the Company believes the likelihood that it will be required to assume a material amount of these obligations is remote.

The Company is party to a synthetic leasing program for one of its major warehouses. The lease expires in April 2008 and it may be renewed with the lessor's consent through April 2013, and has a purchase option of $60. On February 8, 2007, the Company approved a plan to exit this facility. As a result of the decision to exit this facility, the Company has recorded the difference between the purchase option and the estimated market value of the property underlying the lease as a residual value guarantee. The residual value guarantee is included in Other current assets on the Company's Consolidated Balance Sheet as of February 24, 2007 and will be amortized over the remaining term of the lease.

In the ordinary course of business, the Company enters into supply contracts to purchase products for resale. These contracts typically include either volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations. The Company has approximately $2,372 of non-cancelable future purchase obligations primarily related to supply contracts.

The Company had $412 of outstanding letters of credit as of February 24, 2007, of which $347 were issued under the credit facility and $65 were issued under separate agreements with financial institutions. These letters of credit primarily support workers' compensation, merchandise import programs and payment obligations. The Company pays fees, which vary by instrument, of up to 1.75 percent on the outstanding balance of the letters of credit.

The Company is a party to a variety of contractual agreements under which the Company may be obligated to indemnify the other party for certain matters, which indemnities may be secured by operation of law or otherwise, in the ordinary course of business. These contracts primarily relate to the Company's commercial contracts, operating leases and other real estate contracts, financial agreements, agreements to provide services to the Company, and agreements to indemnify officers, directors and employees in the performance of their work. While the Company's aggregate indemnification obligation could result in a material liability, the Company is aware of no current matter that it expects to result in a material liability.

*Legal Proceedings*

The Company is subject to various lawsuits, claims and other legal matters that arise in the ordinary course of conducting business, including certain matters of the Acquired Operations, none of which, in management's opinion, is expected to have a material adverse impact on the Company's financial condition, results of operations or cash flows. Accruals for certain pre-acquisition legal contingencies related to the Acquired Operations were included in liabilities assumed due to the Acquisition. Certain changes to accruals related to pre-acquisition legal contingencies may be adjusted through purchase accounting for up to one year from the date of Acquisition.

In April 2000, a class action complaint was filed against Albertsons, Inc., as well as American Stores Company, American Drug Stores, Inc., Sav-on Drug Stores, Inc. and Lucky Stores, Inc., wholly-owned subsidiaries of Albertsons, Inc., in the Superior Court for the County of Los Angeles, California (Gardner, et al. v. American Stores Company, et al.) by assistant managers seeking recovery of overtime based on plaintiffs' allegation that they were improperly classified as exempt under California law. In May 2001, the court certified a class with respect to Sav-on Drug Stores assistant managers. A case with very similar claims, involving the Sav-on Drug Stores assistant managers and operating managers, was also filed in April 2000 against Albertsons, Inc.'s subsidiary Sav-on Drug Stores, Inc. in the Superior Court for the County of Los Angeles, California (Rocher, Dahlin, et al. v. Sav-on Drug Stores, Inc.), and was certified as a class action in June 2001 with respect to assistant managers and operating managers. The two cases were consolidated in December 2001. New Albertsons, Inc. was added as a named defendant in November 2006. Plaintiffs seek overtime wages, meal and rest break penalties, other statutory penalties, punitive damages, interest, injunctive relief, and attorneys' fees and costs. The Company is vigorously defending this lawsuit. Although this lawsuit is subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect that the ultimate resolution of this lawsuit will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In September 2000, an agreement was reached and court approval granted to settle ten purported class or collective actions that were consolidated in March 1996 in the United States District Court in Boise, Idaho (Barton et al. v. Albertson's, Inc.) and which raised various issues including "off-the-clock" work allegations and allegations regarding certain salaried grocery managers' exempt status. Under the settlement agreement, current and former employees who met eligibility criteria have been allowed to present their off-the-clock work claims to a claims administrator. Additionally, current and former grocery managers employed in the State of California have been allowed to present their exempt status claims to a claims administrator. The claims administrator has assigned values to claims. The value of these claims can be challenged by either party. The parties have agreed to resolve all outstanding claims and the Court granted final approval of that agreement on March 22, 2007. Management does not believe that the settlement will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

On October 13, 2000, a complaint was filed in Los Angeles County Superior Court (Joanne Kay Ward et al. v. Albertson's, Inc. et al.) alleging that Albertsons, Lucky Stores and Sav-on Drug Stores provided terminating employees their final paychecks in an untimely manner. The lawsuit seeks statutory penalties. On January 4, 2005, the case was certified as a class action. The Company is vigorously defending this lawsuit. Although this lawsuit is subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect that the ultimate resolution of this lawsuit will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

On February 2, 2004, the Attorney General for the State of California filed an action in Los Angeles federal court (California, ex rel Lockyer v. Safeway, Inc. dba Vons, a Safeway Company, Albertson's, Inc. and Ralphs Grocery Company, a division of The Kroger Co., United States District Court Central District of California, Case No. CV04-0687) claiming that certain provisions of the agreements (the "Labor Dispute Agreements") between Albertsons, The Kroger Co. and Safeway Inc. (the "Retailers"), which provided for "lock-outs" in the event that any Retailer was struck at any or all of its Southern California facilities during the 2003-2004 labor dispute in Southern California when the other Retailers were not and contained a provision designed to prevent the union from placing disproportionate pressure on one or more Retailer by picketing such Retailer(s) but not the other Retailer(s) during the labor dispute violate Section 1 of the Sherman Act. The lawsuit seeks declarative, injunctive and other legal and equitable relief. The Retailers' motion for summary judgment was denied on May 26, 2005 and the Retailers' appeal of that decision was dismissed on November 29, 2005. On December 7, 2006, the Attorney General's motion for Summary Judgment was denied, and the Attorney General's motion to certify an appeal of the decision was denied on March 5, 2007. The Company continues to believe it has strong defenses against this lawsuit and is vigorously defending it. Although this lawsuit is subject to uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect that the ultimate resolution of this action will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In March 2004, a lawsuit seeking class action status was filed against Albertsons in the Superior Court of the State of California in and for the County of Alameda, California (Dunbar v. Albertson's, Inc.) by a grocery manager seeking recovery including overtime pay based upon plaintiff's allegation that he and other grocery managers were improperly classified as exempt under California law. Class certification was denied in June 2005 and the Court granted plaintiffs' motion to consolidate trial of approximately sixty claims. The claims have been resolved and all complaints dismissed.

In August 2004, Sally Wilcox and Dennis Taber filed a complaint, later certified as a class action, in California Superior Court in and for the County of San Diego, alleging that Albertson's Inc. failed to pay wages for time worked during meal breaks to its non-exempt employees employed in key carrier positions. The lawsuit further alleges that Albertson's failed to provide itemized wage statements as required by California law and that

Albertson's failed to timely pay wages of terminated or resigned employees as required by California law. The lawsuit further alleges a violation of the California Unfair Competition Law, Business and Professions Code Section 17200 et seq. The lawsuit seeks recovery of all wages, compensation and/or penalties owed the members of the class certified, including compensation of one hour of pay for rest or meal period violations and wages for all time worked while employees were clocked out for meal periods or required to remain on the premises during meal periods. The lawsuit further seeks to recover all past due compensation and penalties for failure to provide accurate itemized wage statements and to pay all wages due at time of termination for members of the class certified with interest from August 6, 2000 to time of trial. The Company is vigorously defending this lawsuit. Although this lawsuit is subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect that the ultimate resolution of this lawsuit will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

On January 24, 2006, a class action complaint was filed in the Fourth Judicial District of the State of Idaho in and for the County of Ada, naming Albertsons and its directors as defendants. The action (Christopher Carmona v. Henry Bryant et al., No. CV-OC 0601251) challenged the agreements entered into in connection with the series of transactions facilitating the sale of Albertsons to SUPERVALU, CVS and Cerberus Group. On May 18, 2006, the defendants entered into a memorandum of understanding for a full settlement with the plaintiff. On December 13, 2006, the Court held a hearing for final approval of the settlement, and on January 23, 2007, issued a Memorandum Decision and Order granting approval. On March 9, 2007, the Court issued a Final Judgment and Order of Dismissal with Prejudice.

The Company is also involved in routine legal proceedings incidental to its operations. Some of these routine proceedings involve class allegations, many of which are ultimately dismissed. Management does not expect that the ultimate resolution of these legal proceedings will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The statements above reflect management's current expectations based on the information presently available to the Company. However, predicting the outcomes of claims and litigation and estimating related costs and exposures involves substantial uncertainties that could cause actual outcomes, costs and exposures to vary materially from current expectations. In addition, the Company regularly monitors its exposure to the loss contingencies associated with these matters and may from time to time change its predictions with respect to outcomes and its estimates with respect to related costs and exposures. It is possible that material differences in actual outcomes, costs and exposures relative to current predictions and estimates, or material changes in such predictions or estimates, could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

*Insurance Contingencies*

The Company has outstanding workers' compensation and general liability claims with a former insurance carrier that is experiencing financial difficulties. If the insurer fails to pay any covered claims that exceed deductible limits, creating "excess claims," the Company may have the ability to present these excess claims to guarantee funds in certain states in which the claims originated. In the state where the Company faces the largest potential exposure, legislation was enacted that the Company believes increases the likelihood of state guarantee fund protection. The Company currently cannot estimate the amount of the covered claims in excess of deductible limits which will not be paid by the insurance carrier or otherwise. As of February 24, 2007, the insurance carrier continues to pay the Company's claims. Based on information presently available to the Company, management does not expect that the ultimate resolution of this matter will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

*Pension Plan / Health and Welfare Plan Contingencies*

The Company contributes to various multi-employer pension plans under collective bargaining agreements, primarily defined benefit pension plans. These plans generally provide retirement benefits to participants based on their service to contributing employers. Based on available information, the Company believes that some of the multi-employer plans to which it contributes are under-funded. Company contributions to these plans are likely to continue to increase in the near term. However, the amount of any increase or decrease in contributions will depend on a variety of factors, including the results of the Company's collective bargaining efforts, investment return on the assets held in the plans, actions taken by the trustees who manage the plans, and requirements under the Pension Protection Act and /or Section 412 (e) of the Internal Revenue Code. Furthermore, if the Company were to exit certain markets or otherwise cease making contributions to these plans at this time, it could trigger a withdrawal liability that would require the Company to fund its proportionate share of a plan's unfunded vested benefits.

The Company also makes contributions to multi-employer health and welfare plans in amounts set forth in the related collective bargaining agreements. Some of the collective bargaining agreements contain reserve requirements that may trigger unanticipated contributions resulting in increased health care expenses. If these health care provisions cannot be renegotiated in a manner that reduces the prospective health care cost as the Company intends, the Company's Selling and administrative expenses could increase in the future.

## NOTE 17—SHAREHOLDER RIGHTS PLAN

On April 24, 2000, the Company announced that the Board of Directors adopted a Shareholder Rights Plan under which one preferred stock purchase right is distributed for each outstanding share of common stock. The rights, which expire on April 12, 2010, are exercisable only under certain conditions, and may be redeemed by the Board of Directors for $0.01 per right. The plan contains a three-year independent director evaluation provision whereby a committee of the Company's independent directors will review the plan at least once every three years. The rights become exercisable, with certain exceptions, after a person or group acquires beneficial ownership of 15 percent or more of the outstanding voting stock of the Company.

## NOTE 18—SEGMENT INFORMATION

Refer to page F-5 for the Company's segment information.

## NOTE 19—SUBSEQUENT EVENTS

On March 8, 2007, the Company executed an amendment to the existing credit facility, resulting in new applicable interest rates for its term loans. Rates on Term Loan A and Term Loan B were changed to LIBOR plus 0.375 percent to 1.50 percent and LIBOR plus 1.25 percent to 1.75 percent, respectively, depending on the Company's credit ratings. This amendment resulted in the rates on the outstanding Term Loan A and Term Loan B balances changing to LIBOR plus 1.375 percent and LIBOR plus 1.50 percent, respectively.

On April 18, 2007, the Company's Board of Directors adopted a new share repurchase program authorizing the Company to purchase up to $235 of the Company's common stock. Share repurchases will be made with the cash generated from the exercise of stock options and mandatory convertible securities equity issuance. This program replaces all previously existing programs.

On April 18, 2007, the Company cancelled the interest rate swap agreements disclosed in Note 8 – Financial Instruments.

## UNAUDITED QUARTERLY FINANCIAL INFORMATION
**(In millions, except per share data)**

Unaudited quarterly financial information for SUPERVALU INC. and subsidiaries is as follows:

| | Fiscal Year Ended February 24, 2007 | | | | |
|---|---|---|---|---|---|
| | First (16 wks) | Second (12 wks) (b) | Third (12 wks) | Fourth (12 wks) | Year (52 wks) |
| Net sales | $ 5,783 | $10,666 | $10,657 | $10,300 | $37,406 |
| Gross profit | $ 815 | $ 2,461 | $ 2,438 | $ 2,425 | $ 8,139 |
| Net earnings | $ 87 | $ 132 | $ 113 | $ 120 | $ 452 |
| Net earnings per common share—diluted | $ 0.57 | $ 0.61 | $ 0.54 | $ 0.57 | $ 2.32 |
| Dividends declared per common share | $0.1625 | $0.1650 | $0.1650 | $0.1650 | $0.6575 |
| Weighted average shares—diluted | 156 | 220 | 209 | 211 | 196 |

| | Fiscal Year Ended February 25, 2006 | | | | |
|---|---|---|---|---|---|
| | First (16 wks) | Second (12 wks) | Third (12 wks) | Fourth (12 wks) | Year (52 wks) |
| Net sales | $ 5,972 | $ 4,556 | $ 4,695 | $ 4,641 | $19,864 |
| Gross profit | $ 870 | $ 661 | $ 675 | $ 680 | $ 2,886 |
| Net earnings | $ 91 | $ 34 | $ 75 | $ 6 | $ 206 |
| Net earnings per common share—diluted | $ 0.64 | $ 0.24 | $ 0.53 | $ 0.04 | $ 1.46 |
| Dividends declared per common share | $0.1525 | $0.1625 | $0.1625 | $0.1625 | $0.6400 |
| Weighted average shares—diluted (a) | 146 | 146 | 146 | 138 | 146 |

(a) The decrease in fiscal 2006 fourth quarter weighted average shares-diluted is primarily due to the anti-dilutive impact of 8 of contingently convertible debentures.

(b) On June 2, 2006, the Company acquired New Albertsons. No operating results of New Albertsons are included in the first quarter financial information for the period from June 2, 2006 through June 17, 2006, as a result of differences in fiscal calendars.

## SUPERVALU INC. and Subsidiaries

## SCHEDULE II—Valuation and Qualifying Accounts
(In millions)

| Description | Balance at Beginning of Year | Additions | Deductions | Adjustments | Balance at End of Year |
|---|---|---|---|---|---|
| Allowance for doubtful accounts: | | | | | |
| Year ended: | | | | | |
| February 24, 2007 | $16 | 5 | (18) | 15 | $ 18 |
| February 25, 2006 | 23 | 3 | (10) | — | 16 |
| February 26, 2005 | 19 | 10 | (6) | — | 23 |
| Allowance for notes receivable accounts: | | | | | |
| Year ended: | | | | | |
| February 24, 2007 | $11 | — | (1) | — | $ 10 |
| February 25, 2006 | 11 | — | — | — | 11 |
| February 26, 2005 | 16 | — | (5) | — | 11 |
| Closed Properties Reserves: | | | | | |
| Year ended: | | | | | |
| February 24, 2007 | $62 | 36 | (42) | 62 | $118 |
| February 25, 2006 | 81 | 10 | (30) | 1 | 62 |
| February 26, 2005 | 77 | 13 | (31) | 22 | 81 |

# SUPERVALU INC.

**ANNUAL MEETING OF STOCKHOLDERS**
**May 24, 2007 10:00 am**

**Sheraton Hotel Bloomington**
**7800 Normandale Boulevard**
**Minneapolis, MN 55439**

Refreshments will be available before and after the Annual Meeting.

## AN ADMISSION TICKET IS REQUIRED

**SUPERVALU INC.**
**Annual Meeting of Stockholders**
**May 24, 2007 at 10:00 a.m.**

**Please bring a current brokerage statement, letter from your stockbroker or other proof of stock ownership to the meeting.**



Atwood
73rd St W
74th St W
76th St W
Viking Dr
Market Pointe Dr


*Please Fold here*

## SUPERVALU INC.
## MAY 24, 2007 ANNUAL MEETING OF STOCKHOLDERS

**This Proxy is solicited on behalf of the Board of Directors of the Company.**

As the stockholder(s) named on this card, you hereby appoint Jeffrey Noddle and Burt M. Fealing, and each of them, as your proxy, with power of substitution, to vote your shares of SUPERVALU common stock at the Annual Meeting as directed below. These proxies may also vote, in their discretion, upon all other matters that may properly come before the Annual Meeting, or any adjournment or adjournments thereof. Your shares will be voted as if you were personally present at the Annual Meeting. All former proxies are revoked. **If not otherwise specified, your shares will be voted as recommended by the Directors.**

- **Voting Instructions**. You may vote by mail, telephone or Internet. Please follow the instructions on the reverse side of this card.
- **Voting by Participants in Employee Benefit Plans**. If you own shares of SUPERVALU common stock as a participant in one or more of our employee benefit plans, your share ownership as of March 26, 2007 is shown on this card. Your vote will provide voting instructions to the trustee of that plan. If no instructions are given, the trustee will vote those shares in the same proportion as the other participants in that plan affirmatively elected to vote their shares.
- **Householding.** If you share the same address and last name as other SUPERVALU stockholders, only one copy of SUPERVALU's Annual Report and Proxy Statement has been mailed to your address unless we have received contrary instructions from one or more of those stockholders. Proxy cards for each SUPERVALU stockholder residing at your address have been mailed under separate cover.

**Please mark and sign this Proxy as indicated on the reverse side to vote on any item.**

(Continued and to be signed on the reverse side.)

| |
|---|
| COMPANY # |
| CONTROL # |

**There are three ways to vote your Proxy.**

**Please follow the instructions below.**

Your telephone or Internet vote authorizes the Named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

**1) VOTE BY PHONE — TOLL FREE — 1-800-560-1965 — QUICK ★★★ EASY ★★★ IMMEDIATE**

- Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week, **until 11:59 p.m. (CT) on May 23, 2007.**
- Please have your proxy card and the last four digits of your Social Security Number available OR Tax Identification Number available. Follow the simple instructions the voice provides you.

**2) VOTE BY INTERNET — http://www.eproxy.com/svu/ — QUICK ★★★ EASY ★★★ IMMEDIATE**

- Use the Internet to vote your proxy 24 hours a day, 7 days a week, **until 11:59 p.m. (CT) on May 23, 2007**
- Please have your proxy card and the last four digits of your Social Security Number OR Tax Identification Number available. Follow the simple instructions to obtain your records and create an electronic ballot.

***Please note that in addition to voting, you may consent to receiving future copies of the Annual Report and Proxy Statement via the Internet by going to the website www.econsent.com/svu and following the prompts.***

**3) VOTE BY MAIL**

Mark, sign and date your proxy card, and return it in the postage-paid envelope provided or mail it to SUPERVALU INC., c/o Shareowner Services, P.O. Box 64873, St. Paul, MN 55164-0873.

**NOTE FOR EMPLOYEES VOTING PLAN SHARES: THE DEADLINE FOR VOTING IS NOON (CT), MAY 22, 2007.**

**IF YOU VOTE BY TELEPHONE OR INTERNET, DO NOT MAIL BACK YOUR PROXY CARD. THANK YOU FOR VOTING.**

**The Board of Directors Recommends a Vote FOR Each of the Director Nominees Listed in Item 1, and FOR Items 2, 3, and 5, and Recommends a Vote Against Item 4.**

Item 1. Election of Directors:

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 01 A. Gary Ames | ☐ For | ☐ Against | ☐ Abstain | 04 Steven S. Rogers | ☐ For | ☐ Against | ☐ Abstain |
| 02 Charles M. Lillis | ☐ For | ☐ Against | ☐ Abstain | 05 Wayne C. Sales | ☐ For | ☐ Against | ☐ Abstain |
| 03 Jeffrey Noddle | ☐ For | ☐ Against | ☐ Abstain | 06 Kathi P. Seifert | ☐ For | ☐ Against | ☐ Abstain |

*Please fold here*

| | | | | |
|---|---|---|---|---|
| Item 2. Approval of the SUPERVALU INC. 2007 Stock Plan | ☐ For | ☐ Against | ☐ Abstain |
| Item 3. Ratification of Appointment of KPMG LLP as Independent Registered Public Accountants | ☐ For | ☐ Against | ☐ Abstain |
| Item 4. To consider and vote on a stockholder proposal as described in the attached proxy statement | ☐ For | ☐ Against | ☐ Abstain |
| Item 5. To transact such other business as may properly come before the meeting | ☐ For | ☐ Against | ☐ Abstain |

**THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH OF THE DIRECTOR NOMINEES LISTED IN ITEM 1, AND FOR ITEMS 2, 3, AND 5, AND AGAINST ITEM 4.**

Address Change? Mark Box ☐ I plan to attend the meeting. ☐

Indicate changes below:

Date ____________________

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

**SUPERVALU**



## Notice of Annual Meeting of Stockholders
## To Be Held Thursday, May 24, 2007

The Annual Meeting of Stockholders of SUPERVALU INC. will be held on Thursday, May 24, 2007, at 10:00 a.m., local time, at the Sheraton Bloomington Hotel, Minneapolis South, 7800 Normandale Blvd., Minneapolis, Minnesota 55439, for the following purposes:

1) to elect six directors;

2) to vote on approval of the SUPERVALU INC. 2007 Stock Plan;

3) to ratify the appointment of KPMG LLP as independent registered public accountants;

4) to consider and vote on a stockholder proposal as described in the attached proxy statement; and

5) to transact such other business as may properly come before the meeting.

**Record Date**

The Board of Directors has fixed the close of business on March 26, 2007 as the record date for the purpose of determining stockholders who are entitled to notice of and to vote at the meeting. Holders of SUPERVALU's common stock and preferred stock are entitled to one vote for each share held of record on the record date.

*IMPORTANT: We hope you will be able to attend the meeting in person and you are cordially invited to attend. If you expect to attend the meeting, please check the appropriate box on the proxy card when you return your proxy or follow the instructions on your proxy card to vote and confirm your attendance by telephone or Internet.*

***PLEASE NOTE THAT YOU WILL NEED AN ADMISSION TICKET OR PROOF THAT YOU OWN SUPERVALU STOCK TO BE ADMITTED TO THE MEETING***

**Record stockholder: If your shares are registered directly in your name, an admission ticket is printed on the enclosed proxy card.**

**Shares held in street name by a broker or a bank: If your shares are held for your account in the name of a broker, bank or other nominee, please bring a current brokerage statement, letter from your stockbroker or other proof of stock ownership to the meeting.**

If you need special assistance because of a disability, please contact Burt M. Fealing, Corporate Secretary, by mail at P.O. Box 990, Minneapolis, Minnesota 55440 or by telephone at (952) 828-4000.

BY ORDER OF THE BOARD OF DIRECTORS

Burt M. Fealing

**Burt M. Fealing**
*Corporate Secretary*

May 7, 2007

## PROXY STATEMENT TABLE OF CONTENTS

## PROXY STATEMENT

The Board of Directors of SUPERVALU INC. is soliciting proxies for use at the 2007 Annual Meeting of Stockholders to be held on Thursday, May 24, 2007, and at any adjournment or postponement of the meeting.

This Proxy Statement and the accompanying form of proxy will first be mailed to stockholders who hold SUPERVALU common and preferred stock as of March 26, 2007, the record date for this meeting, on or about May 7, 2007.

## VOTING PROCEDURES

**Number of Shares Outstanding**

SUPERVALU has two classes of capital stock outstanding, common and preferred. The holders of each class are entitled to one vote for each share held, voting together as one class. 209,095,904 shares of common stock and 1,341 shares of preferred stock were outstanding as of the record date for the meeting and are eligible to vote at the meeting.

**Vote Required and Method of Counting Votes**

You may vote "FOR," "AGAINST" or "ABSTAIN" on each of the items described below. If you submit your proxy, but abstain from voting, your shares will be counted as present at the meeting for the purpose of determining a quorum. If you hold your shares in street name and do not provide voting instructions to your broker, they will be counted as present at the meeting for the purpose of determining a quorum and may be voted on Item 1 (Election of Directors) and Item 3 (Ratification of the Appointment of Independent Registered Public Accountants) at the discretion of your broker.

The following is an explanation of the vote required for each of the items to be voted on.

**Item 1. Election of Directors.** Each director nominee receiving a majority of the votes cast will be elected as a director. This means that the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that director nominee in order for that nominee to be elected as a director. If however, the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors shall be elected by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. A plurality means that the four director nominees for the class expiring in 2010 that receive the highest number of votes cast will be elected. In either event, shares not present at the meeting and shares voting "ABSTAIN" have no effect on the election of directors.

**Item 2. Proposal to Approve the SUPERVALU INC. 2007 Stock Plan.** The affirmative vote of a majority of the shares of common stock and preferred stock, considered as one class, present and entitled to vote at the meeting is required for the approval of this proposal, provided that the total number of shares that vote on Item 2 represents a majority of the shares outstanding on the record date. If you submit your proxy but abstain from voting, your shares will be counted as present at the meeting for the purpose of calculating the vote on this proposal. Shares voting "ABSTAIN" on this proposal have the same effect as a vote against this proposal.

**Item 3. Ratification of the Appointment of Independent Registered Public Accountants.** The affirmative vote of a majority of the shares of common stock and preferred stock, considered as one class, present and entitled to vote at the meeting is required for the approval of this proposal. If you submit your proxy but abstain from voting, your shares will be counted as present at the meeting for the purpose of calculating the vote on this proposal. Shares voting "ABSTAIN" on this proposal have the same effect as a vote against this proposal.

**Item 4. Stockholder Proposal Regarding Report on Controlled-Atmosphere Killing.** The affirmative vote of a majority of the shares of common stock and preferred stock, considered as one class, present and entitled to vote at the meeting is required for the approval of this proposal. If you submit your proxy but abstain from voting, your shares will be counted as present at the meeting for the purpose of calculating the vote on this proposal. Shares voting "ABSTAIN" on this proposal have the same effect as a vote against this proposal.

**YOUR VOTE IS VERY IMPORTANT.** Whether or not you expect to attend the meeting, please submit your proxy vote in one of the following ways:

- **Voting by Mail.** If you wish to vote by mail, please sign, date and return the enclosed proxy card promptly in the postage-paid envelope provided.
- **Voting by Telephone and the Internet.** If you wish to vote by telephone or Internet, please follow the instructions on the enclosed proxy card. If you vote by telephone or Internet, you do not need to return the proxy card.
- **Shares held in Street Name.** If your shares are held in the name of a bank, broker or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares. Telephone and Internet voting are also available to stockholders owning stock through most major banks and brokers.
- **Voting by Participants in Employee Benefit Plans.** If you own shares of SUPERVALU common stock as a participant in one or more of our employee benefit plans, you will receive a single proxy card that covers both the shares credited to your plan account(s) and the shares you own that are registered in the same name. If any of your plan accounts are not in the same name as your shares of record, you may receive separate proxy cards for the shares held in each named account. Proxies submitted by plan participants will serve as voting instructions to the trustee for that plan whether provided by mail, telephone or Internet. If you do not make an affirmative election as to how you want your shares to be voted, the trustee will vote those shares in the same proportion as other participants in that plan affirmatively elected to vote their shares.
- **Revoking Your Proxy.** With the exception of shares held in employee benefit plan accounts, you may revoke your proxy at any time before your shares are voted by sending a written statement to the Corporate Secretary, or by submitting another proxy with a later date. You may also revoke your proxy by voting in person at the meeting. With respect to shares held in employee benefit plan accounts, you may revoke your proxy for those shares up until noon on May 22, 2007.

  It is important that all stockholders vote. If you submit a proxy by mail, telephone or Internet without indicating how you want to vote, your shares will be voted as recommended by the Board of Directors.

## ATTENDING THE ANNUAL MEETING

**If you plan to attend the Annual Meeting, you will not be admitted without an admission ticket or proof that you own SUPERVALU stock.**

- **Record Stockholders.** If you are a record stockholder (i.e., a person who owns shares registered directly in his or her name with SUPERVALU's transfer agent) and plan to attend the meeting, please indicate this when voting, either by marking the attendance box on the proxy card or responding affirmatively when prompted during telephone or Internet voting. An admission ticket for record stockholders is printed on the proxy card together with directions to the meeting. The admission ticket must be brought to the meeting.
- **Owners of Shares Held in Street Name.** Beneficial owners of SUPERVALU common stock held in street name by a broker, bank or other nominee will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letters from the broker, bank or other nominee are examples of proof of ownership. If your shares are held in street name and you want to vote in person at the meeting, you must obtain a written proxy from the broker, bank or other nominee holding your shares.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

As of April 18, 2007, the Company is not aware of any beneficial owners of more than five percent of SUPERVALU common stock.

## SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information as of April 1, 2007 concerning beneficial ownership of SUPERVALU's common stock by each director and director nominee, each of the executive officers named in the Summary Compensation Table on page 29 (the "Named Executive Officers") and all of our directors and executive officers as a group. The definition of beneficial ownership for proxy statement purposes includes shares over which a person has sole or shared voting power or dispositive power, whether or not a person has any economic interest in the shares. The definition also includes shares that a person has a right to acquire currently or within 60 days.

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership (1)(2) | Percent Of Class |
|---|---|---|
| A. Gary Ames | 12,189 | * |
| Irwin Cohen | 27,997 | * |
| Ronald E. Daly | 23,575 | * |
| Lawrence A. Del Santo | 79,019 | * |
| Susan E. Engel | 72,748 | * |
| Philip L. Francis | 21,619 | * |
| Edwin C. Gage | 86,066 | * |
| Garnett L. Keith, Jr. | 108,672 | * |
| Charles M. Lillis | 85,032 | * |
| Marissa Peterson | 30,611 | * |
| Steven S. Rogers | 58,984 | * |
| Wayne C. Sales | 9,202 | * |
| Kathi P. Seifert | 14,068 | * |
| Jeffrey Noddle | 1,896,471 | * |
| Michael L. Jackson | 452,695 | * |
| John H. Hooley | 355,457 | * |
| Pamela K. Knous | 520,519 | * |
| David L. Boehnen | 573,935 | * |
| All directors and executive officers as a group (26 persons) | 5,238,375 | 2.5 |

* Less than 1 percent

(1) All persons listed have sole voting and investment power with respect to all of the shares listed except: (i) the following non-employee director who has shared voting and investment power, as follows: Mr. Gage, 8,000 shares and (ii) the following non-employee directors who have sole voting power, but no investment power, over shares held in the Non-Employee Directors Deferred Stock Plan Trust as follows: Mr. Ames, 1,524 shares; Mr. Cohen, 3,997 shares; Mr. Daly, 5,575 shares; Mr. Del Santo, 23,019 shares; Ms. Engel, 26,748 shares; Mr. Francis, 3,619 shares; Mr. Gage, 11,308 shares; Mr. Keith, 39,433 shares; Mr. Lillis, 39,032 shares; Ms. Peterson, 3,461 shares; Mr. Rogers, 8,984 shares; Mr. Sales, 2,634; and Ms. Seifert, 2,064.

(2) Includes shares underlying options exercisable within 60 days of April 1, 2007, as follows: Mr. Ames, 6,000; Mr. Cohen, 24,000; Mr. Daly, 18,000; Mr. Del Santo, 50,000; Ms. Engel, 46,000; Mr. Francis, 12,000; Mr. Gage, 49,254; Mr. Keith, 54,000; Mr. Lillis, 44,000; Ms. Peterson, 24,000; Mr. Rogers, 44,195; Mr. Sales, 6,000; Ms. Seifert, 6,000; Mr. Noddle, 1,489,017; Mr. Jackson, 351,742; Mr. Hooley, 271,668; Ms. Knous, 358,830; Mr. Boehnen, 373,706; and all directors and executive officers as a group, 3,758,969.

## MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The Board of Directors held seven regular meetings and no special meetings during the last fiscal year. Each director attended more than 75 percent of the meetings of the Board and its committees on which the director served.

The Executive Committee of the Board does not have scheduled meetings and did not meet during the last fiscal year. The Board maintains four standing committees: Audit, Finance, Director Affairs and Executive Personnel and Compensation, each of which has a separate written charter that is available on SUPERVALU's website at http://www.supervalu.com. Click on the tab "Site Map" and then the caption "Corporate Governance" under the heading "About Us." Copies of the committee charters are also available to any stockholder who submits a request to the Corporate Secretary, SUPERVALU INC., P.O. Box 990, Minneapolis, Minnesota 55440.

Membership on the Audit, Director Affairs and Executive Personnel and Compensation Committees is limited to non-employee directors. The Board of Directors has determined that all of its non-employee directors, and therefore each member of the Audit, Director Affairs and Executive Personnel and Compensation Committees, are independent directors under the New York Stock Exchange listing standards.

**Audit Committee**

The following directors serve on the Audit Committee: Garnett L. Keith, Jr. (Chairperson), A. Gary Ames, Irwin Cohen, Marissa Peterson, Steven S. Rogers and Kathi P. Seifert. The Board has determined that all members of the Audit Committee are financially literate under the New York Stock Exchange listing standards and that Irwin Cohen qualifies as an "audit committee financial expert" under the New York Stock Exchange listing standards and the rules of the Securities and Exchange Commission (the "SEC"). The Audit Committee met nine times during the last fiscal year.

The primary responsibilities of the Audit Committee are to assist the Board of Directors in:

- its oversight of our accounting and financial reporting principles and policies, and our internal controls and procedures;
- its oversight of our financial statements and the independent registered public accountants;
- selecting, evaluating and, where deemed appropriate, replacing the independent registered public accountants; and
- evaluating the independence of the independent registered public accountants.

**Director Affairs Committee**

The following directors serve on the Director Affairs Committee: Lawrence A. Del Santo (Chairperson), Philip L. Francis, Edwin C. Gage, Marissa Peterson and Steven S. Rogers. The Director Affairs Committee met twice during the last fiscal year.

The mission of the Director Affairs Committee is to recommend a framework to assist the Board in fulfilling its corporate governance responsibilities. In carrying out its mission, the Director Affairs Committee establishes and regularly reviews the Board's policies and procedures, which provide:

- criteria for the size and composition of the Board;
- procedures for the conduct of Board meetings, including executive sessions of the Board;

- policies on director retirement and resignation; and
- criteria regarding personal qualifications needed for Board membership.

In addition, the Director Affairs Committee has the responsibility to:

- consider and recommend nominations for Board membership and the composition of Board Committees;
- evaluate our Board practices and those of other well-managed companies and recommend appropriate changes to the Board (see "Board Practices" below);
- consider governance issues raised by stockholders and recommend appropriate responses to the Board; and
- consider appropriate compensation for directors.

For a description of the Director Affairs Committee's processes and procedures for the consideration and determination of director compensation, see "Director Compensation."

**Executive Personnel and Compensation Committee**

The following directors serve on the Executive Personnel and Compensation Committee: Susan E. Engel (Chairperson), Ronald E. Daly, Lawrence A. Del Santo, Edwin C. Gage, Charles M. Lillis, Wayne C. Sales and Kathi P. Seifert. The Executive Personnel and Compensation Committee met seven times during the last fiscal year.

The primary responsibilities of the Executive Personnel and Compensation Committee are to:

- determine the process to evaluate the performance of the Chief Executive Officer;
- review and recommend to the Board the compensation of the Chief Executive Officer;
- review and recommend to the Board major changes in executive compensation programs, executive stock options and retirement plans for officers;
- consider and make recommendations to the Board concerning the annual election of corporate officers and the succession plan for the Chief Executive Officer;
- approve annual salaries and bonuses of corporate officers and other executives at specified levels;
- review and approve participants and performance targets under our annual and long-term incentive compensation plans;
- approve stock option grants and awards under our stock option plans, bonus and other incentive plans; and
- review with management of the Compensation Discussion and Analysis.

For a description of the Executive Personnel and Compensation Committee's processes and procedures for the consideration and determination of executive compensation, see "Compensation Discussion and Analysis."

**Finance Committee**

The following directors serve on the Finance Committee: Charles M. Lillis (Chairperson), A. Gary Ames, Irwin Cohen, Ronald E. Daly, Garnett L. Keith, Jr., Jeffrey Noddle and Wayne C. Sales. The Finance Committee met four times during the last fiscal year.

The primary responsibilities of the Finance Committee are to review our financial structure, policies and future financial plans and to make recommendations concerning them to the Board. In carrying out these responsibilities, the Finance Committee periodically reviews:

- our annual operating and capital budgets as proposed by management, and our performance as compared to the approved budgets;
- our dividend policy and rates;
- investment performance of our employee benefit plans;
- our financing arrangements;
- our capital structure, including key financial ratios such as debt to equity ratios and coverage of fixed charges; and
- proposals for changes in our capitalization, including purchases of treasury stock.

## BOARD PRACTICES

In order to help our stockholders better understand our Board practices, we are including the following description of current practices. The Director Affairs Committee periodically reviews these practices.

### Evaluation of Board Performance

In order to continue to evaluate and improve the effectiveness of the Board, under the guidance of the Director Affairs Committee, our Board annually evaluates the Board's performance as a whole. The evaluation process includes a survey of the individual views of all directors, a summary of which is then shared with the Board. Each active Board Committee also evaluates its own performance on a yearly basis.

### Size of the Board

Although the size of the Board may vary from time to time, the Board believes the size should preferably be not less than ten nor more than 14 members. The Board believes that the size of the Board should accommodate the objectives of effective discussion and decision-making and adequate staffing of Board committees. The Board is currently comprised of 14 members.

### Director Independence

The Board believes that a substantial majority of its members should be independent, non-employee directors. It is the Board's policy that no more than three members of the Board will be employees of SUPERVALU. These management members will include the Chief Executive Officer and up to two additional persons whose duties and responsibilities identify them as key managers of SUPERVALU. Only one of our 14 current Board members is an employee of SUPERVALU, our Chairman and Chief Executive Officer, Mr. Noddle. The Board has determined that all non-employee directors meet the requirements for independence under the New York Stock Exchange listing standards.

### Director Retirement

It is Board policy that non-employee directors retire at the annual meeting following the date they attain the age of 74 and that non-employee directors elected after February 27, 1994 may serve a maximum term of 15 years. Directors who change the occupation they held when initially elected to the Board are expected to offer to resign from the Board. At that time, the Director Affairs Committee will review the continuation of Board membership under these new circumstances and make a recommendation to the full Board.

The Board also has adopted a policy that requires employee directors, other than the Chief Executive Officer, to retire from the Board at the time of a change in their status as an officer of SUPERVALU. A former Chief Executive Officer may continue to serve on the Board until the third anniversary after his or her separation from SUPERVALU. However, if a former Chief Executive Officer leaves SUPERVALU to accept another position, the Chief Executive Officer is expected to retire as a director effective simultaneously with his or her separation from SUPERVALU.

**Selection of Directors**

The Director Affairs Committee is the standing committee responsible for determining the slate of director nominees for election by stockholders. The Director Affairs Committee considers and evaluates potential Board candidates based on the criteria set forth below and makes its recommendation to the full Board. The criteria applied to director candidates stress independence, integrity, experience and sound judgment in areas relevant to our business, financial acumen, interpersonal skills, a proven record of accomplishment, a willingness to commit sufficient time to the Board and the ability to challenge and stimulate management. The Director Affairs Committee will use the same process and criteria for evaluating all nominees, regardless of whether the nominee is submitted by a stockholder or by some other source.

The Director Affairs Committee does not currently utilize the services of an executive recruiting firm to assist in the identification or evaluation of director candidates. However, the Director Affairs Committee has used such firms in the past and may engage a firm to provide such services in the future, as it deems necessary or appropriate.

Directors and management are encouraged to submit the name of any candidate they believe to be qualified to serve on the Board, together with background information on the candidate, to the Chairperson of the Director Affairs Committee. In accordance with procedures set forth in our bylaws, stockholders may propose, and the Director Affairs Committee will consider, nominees for election to the Board of Directors by giving timely written notice to the Corporate Secretary, which must be received at our principal executive offices no later than the close of business on January 24, 2008 and no earlier than December 25, 2007. Any such notice must include the name of the nominee, a brief biographical sketch and resume, contact information and such other background materials on such nominee as the Director Affairs Committee may request.

**Board Meetings**

The full Board meets at least six times each year. Board meetings normally do not exceed one day in length. Additionally, in alternating years, the Board holds either a multi-day off-site strategic planning meeting or a one-day strategic planning update meeting.

**Executive Sessions of Outside Directors**

Non-employee directors generally meet together as a group, without the Chief Executive Officer or any other employees in attendance, during three scheduled executive sessions each year. The Lead Director presides over any executive session of the Board.

**Lead Director**

In August 2006, our Board established the position of Lead Director and elected Lawrence A. Del Santo to serve as our Lead Director. The primary responsibilities of our Lead Director include:

- chairing meetings of the independent directors, including executive sessions;
- helping to develop agendas and meeting schedules with the Chairman;
- advising the Chairman on the quality, quantity and timeliness of information from management;

- interviewing candidates for the Board;
- overseeing evaluations of the Board;
- acting as a direct conduit to the Board for stockholders, employees, the public and others regarding matters not readily directly addressable to the Chairman;
- taking the lead in assuring that the Board carries out its responsibilities in circumstances where the Chairman is incapacitated or otherwise unable to act;
- serving as a point of contact for the directors to raise issues not readily addressable directly to the Chairman;
- working with the Chairman to monitor significant issues and risks between meetings of the Board and assuring that the entire Board becomes involved when appropriate;
- having the authority to call meetings of the independent directors; and
- having the lead role in conducting the evaluation process for our Chief Executive Officer.

**Attendance at Stockholder Meetings**

The Board does not have a formal policy regarding director attendance at the Annual Meeting of Stockholders. However, all directors are strongly encouraged to attend the meeting. Three of the 11 incumbent directors attended the 2006 Annual Meeting of Stockholders.

**Stock Ownership Guidelines**

Non-employee directors are required to acquire and own SUPERVALU common stock with a fair market value of five times a director's annual retainer within five years after the director is first elected.

**Governance Principles**

The Board maintains a formal statement of Governance Principles that sets forth the corporate governance practices for SUPERVALU. The Governance Principles are available on our website at http://www.supervalu.com. Click on the tab "Site Map" and then the caption "Corporate Governance" under the heading "About Us." Copies of the Governance Principles are also available to any stockholder who submits a request to the Corporate Secretary, SUPERVALU INC., P.O. Box 990, Minneapolis, Minnesota 55440.

**Policy and Procedures Regarding Transactions with Related Persons**

The Board of Directors of the Company has adopted a Policy and Procedures Regarding Transactions with Related Persons. This policy delegates to the Audit Committee responsibility for reviewing, approving or ratifying transactions with "related persons" that are required to be disclosed under the rules of the SEC. Under the policy, a "related person" includes any of the directors or executive officers of the Company, certain stockholders and their immediate families. The policy applies to transactions where the Company is a participant, a related person will have a direct or indirect material interest and the amount involved exceeds $120,000. Under the policy, management of the Company is responsible for disclosing to the Audit Committee all material information related to any covered transaction in order to give the Audit Committee an opportunity to authorize, approve or ratify the covered transaction based upon its determination that the covered transaction is fair and reasonable and on terms no less favorable to the Company than could be obtained in a comparable arm's length transaction with an unrelated third party. A copy of the Policy and Procedures Regarding Transactions with Related Persons is available on SUPERVALU's website at http://www.supervalu.com. Click on the tab "Site Map" and then the caption "Corporate Governance" under the heading "About Us."

## ELECTION OF DIRECTORS (ITEM 1)

The Board is divided into three classes, with the number of directors to be divided as equally as possible among the three classes. Directors are elected for staggered terms of three years. If a vacancy exists or occurs during the year, the vacant directorship may be filled by the vote of the remaining directors until the next annual meeting, at which time the stockholders elect a director to fill the balance of the unexpired term or the term established by the Board. There are currently 14 members of the Board.

In February 2006, the Board of Directors approved an amendment to our bylaws to require directors to be elected by the majority of the votes cast with respect to such director in uncontested elections. A majority of the votes cast means that the number of shares voted "FOR" a director must exceed the number of votes cast "AGAINST" that director. In a contested election, a situation in which the number of nominees exceeds the number of directors to be elected, the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. A plurality means that the nominees receiving the highest number of votes cast will be elected.

If a nominee who is serving as a director is not elected at the Annual Meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our bylaws, any director who fails to be elected must offer to tender his or her resignation to the Board of Directors. The Director Affairs Committee will then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Director Affairs Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board of Director's decision. If a nominee who was not already serving as a director is not elected at the Annual Meeting, under Delaware law that nominee would not become a director and would not continue to serve on the Board of Directors as a "holdover director." All nominees for the election of directors at the 2007 Annual Meeting of Stockholders are currently serving on the Board of Directors.

Charles M. Lillis, Jeffrey Noddle and Steven S. Rogers are nominated for three-year terms expiring in 2010. A. Gary Ames, Wayne C. Sales and Kathi P. Seifert were appointed as directors in June 2006 to fill vacancies created by the Board of Directors pursuant to our bylaws. Therefore, as required by our bylaws, Mr. Ames, Mr. Sales and Ms. Seifert are also standing for election at the Annual Meeting, each for a term established by the Board pursuant to our bylaws: Mr. Ames is nominated for a one-year term expiring in 2008; Ms. Seifert is nominated for a two-year term expiring in 2009; and Mr. Sales is nominated for a three-year term expiring in 2010. The Board of Directors is informed that each nominee is willing to serve as a director. However, if any nominee is unable to serve or for good cause will not serve, the proxy may be voted for another person as the persons named on the proxies decide. If all of the nominees are elected, following the Annual Meeting there will be 14 members of the Board with five directors with terms expiring in 2008, five directors with terms expiring in 2009 and four directors with terms expiring in 2010.

The following sets forth information, as of April 18, 2007, concerning the six nominees and the eight directors whose terms of office will continue after the Annual Meeting, based on the current composition of the Board.

### NOMINEES FOR ELECTION AS DIRECTORS AT THE ANNUAL MEETING FOR A THREE-YEAR TERM EXPIRING IN 2010



**CHARLES M. LILLIS,** age 65

- *Co-Founder and Managing Partner of Castle Pines Capital, LLC, a channel finance company, since 2004*
- *General Partner, LoneTree Capital Management, a private equity company, since 2000*
- *Chairman, President and Chief Executive Officer of MediaOne Group, Inc., a broadband communications company, from 1998 to 2000*
- *Elected a director of SUPERVALU in 1995*
- *Also a director of Medco Health Solutions; Soma Logic Inc; Washington Mutual Inc. and Williams Companies, Inc.*



**JEFFREY NODDLE,** age 60

- *Chairman and Chief Executive Officer of SUPERVALU since 2005*
- *Chairman, Chief Executive Officer and President of SUPERVALU from 2002 to 2005*
- *Chief Executive Officer and President of SUPERVALU from 2001 to 2002*
- *President and Chief Operating Officer of SUPERVALU from 2000 to 2001*
- *Elected a director of SUPERVALU in 2000*
- *Also a director of Ameriprise Financial, Inc. and Donaldson Company, Inc.*



**STEVEN S. ROGERS,** age 49

- *Clinical Professor of Finance and Management at Kellogg School of Management at Northwestern University since 1995*
- *Elected a director of SUPERVALU in 1998*
- *Also a director of Amcore Financial, Inc. and S.C. Johnson & Son, Inc.*



**WAYNE C. SALES,** age 57

- *Vice Chairman, Canadian Tire Corporation, Ltd., an inter-related network of businesses engaged in retail, financial services and petroleum, since August 2000*
- *Elected a director of SUPERVALU in 2006*
- *Also a director of Tim Hortons Inc.*

### FOR A TWO-YEAR TERM EXPIRING IN 2009



**KATHI P. SEIFERT,** age 58

- *Chairperson of Pinnacle Perspectives, LLC, a personal business consulting company, since July 2004*
- *Retired Executive Vice President of Kimberly-Clark Corporation, a global health and hygiene product manufacturing company, a position she held from 1999 to 2004*
- *Elected a director of SUPERVALU in 2006*
- *Also a director of Appleton Papers Inc.; Eli Lilly and Company; Lexmark International, Inc.; Revlon, Inc.; the U.S. Fund for UNICEF and the Fox Cities Performing Arts Center*

## FOR A ONE-YEAR TERM EXPIRING IN 2008



**A. GARY AMES,** age 62

- *Retired President and Chief Executive Officer of MediaOne International (formerly U. S. West International), a telecommunications company, a position he held from 1995 to 2000*
- *Elected a director of SUPERVALU in 2006*
- *Also a director of F5 Networks, Inc.; iPass Inc.; Tektronix, Inc. and Seattle Pacific University*

## DIRECTORS WHOSE TERMS EXPIRE AT THE ANNUAL MEETING IN 2008



**PHILIP L. FRANCIS,** age 60

- *Chairman of the Board and Chief Executive Officer of PETsMART, Inc., a specialty retailer of services and solutions for pets, since 1999*
- *Elected a director of SUPERVALU in 2006*
- *Also a director of Cardinal Health, Inc.*



**EDWIN C. GAGE,** age 66

- *Chairman and Chief Executive Officer of GAGE Marketing Group, L.L.C., an integrated marketing services company, since 1991*
- *Elected a director of SUPERVALU in 1986*



**GARNETT L. KEITH,** JR., age 71

- *Chairman and Chief Executive Officer of SeaBridge Investment Advisors, LLC, a registered investment advisor, since 1996*
- *Elected a director of SUPERVALU in 1984*
- *Also a director of Acosta Sales and Marketing Company and Howard Hughes Medical Institute*



**MARISSA PETERSON,** age 45

- *Former Executive Vice President for Sun Microsystems, Inc., a provider of hardware, software and services, from 2005 to 2006*
- *Executive Vice President, Sun Services and Worldwide Operations and Chief Customer Advocate for Sun Microsystems, Inc. from 2004 to 2005*
- *Executive Vice President, Worldwide Operations and Chief Customer Advocate for Sun Microsystems, Inc. from 2002 to 2004*
- *Executive Vice President, Worldwide Operations for Sun Microsystems, Inc. from 1998 to 2002*
- *Elected a director of SUPERVALU in 2003*
- *Also a director of Ansell Limited and Lucille Packard Children's Hospital and is a member of the Board of Trustees of Kettering University*

## DIRECTORS WHOSE TERMS EXPIRE AT THE ANNUAL MEETING IN 2009



**IRWIN COHEN,** age 66

- *Retired Partner of Deloitte & Touche LLP, a professional services firm, providing audit, tax, financial advisory and consulting services, a position he held from 1972 to 2003*
- *Global Managing Partner of the Consumer Products, Retail and Services Practice of Deloitte & Touche LLP from 1997 to 2003*
- *Managing Partner of Deloitte & Touche LLP's U.S. Retail Practice from 1980 to 2002*
- *Elected a director of SUPERVALU in 2003*
- *Also a director of Beall's, Inc; Equinox Fitness Group, Inc.; Phoenix House Foundation; SmartBargains, Inc. and Humanity in Action, Inc.*



**RONALD E. DALY,** age 60

- *Former Chief Executive Officer and President of Oće USA Holding, Inc., a subsidiary of Oće N.V., a supplier of digital document management technology and services, from 2002 to 2004*
- *President of RR Donnelley Print Solutions, a print solutions company, from 2001 to 2002*
- *President of RR Donnelley Telecommunications, a telecommunications industry printing company, from 1995 to 2001*
- *Elected a director of SUPERVALU in 2003*
- *Also a director of United States Cellular Corporation*



**LAWRENCE A. DEL SANTO,** age 73

- *Retired Chief Executive Officer of The Vons Companies, a retail grocery company, a position he held from 1994 to 1997*
- *Elected a director of SUPERVALU in 1997. Elected to the position of Lead Director on August 9, 2006*
- *Also a director of Ameriscape, Inc. and PETsMART, Inc.*



**SUSAN E. ENGEL,** age 60

- *Retired Chairwoman of the Board and Chief Executive Officer of Lenox Group Inc., the successor to Department 56, Inc., a designer and marketer of tabletop, giftware and collectible products, a position she held from 2005 to 2007*
- *Chairwoman of the Board and Chief Executive Officer of Department 56, Inc., a designer, importer and distributor of fine quality collectibles and other giftware products, from 1997 to 2005*
- *Elected a director of SUPERVALU in 1999*
- *Also a director of Wells Fargo & Company*

## DIRECTOR COMPENSATION

Annual compensation for non-employee directors is comprised of the following components: cash compensation, consisting of an annual retainer and meeting fees; and equity compensation, consisting of stock options and an annual deferred retainer payable in SUPERVALU common stock. Each of these components is described in more detail below.

The Director Affairs Committee reviews the compensation of our directors on an annual basis. As part of their review, the Director Affairs Committee retains Frederic W. Cook & Co, as an independent compensation consultant and authorizes the independent compensation consultant to prepare a study of the director compensation for the companies in the same competitive compensation peer group used in connection with the compensation review of our executive officers, which is described further in "Compensation Discussion and Analysis." Based upon its review, the Director Affairs Committee makes recommendations to the Board of Directors.

The Director Affairs Committee recommended, and the Board of Directors approved, the following changes to director compensation on August 9, 2006:

- Annual Cash Retainer – Increased from $25,000 to $50,000
- Lead Director Annual Retainer – Set at $25,000
- Audit Committee Chairperson Retainer – Increased from $9,000 to $25,000
- Executive Personnel and Compensation Committee Chairperson Retainer – Increased from $8,000 to $9,000
- Finance Committee Chairperson Retainer – Increased from $7,000 to $8,000
- Director Affairs Committee Chairperson Retainer – Increased from $7,000 to $8,000
- Annual Deferred Stock Retainer – Increased from $25,000 to $50,000

### Annual Board/Committee Chairperson Retainer

Non-employee directors receive an annual cash retainer of $50,000 per year. The Lead Director receives an additional annual cash retainer of $25,000. In addition, the Chairperson of a Board Committee receives the following annual retainer: Audit Committee Chairperson, $25,000; Executive Personnel and Compensation Committee Chairperson, $9,000; and the Finance and Director Affairs Committee Chairpersons, $8,000.

### Meeting Fees

Non-employee directors receive a fee of $1,800 for attending each Board meeting and the Annual Meeting of Stockholders (if held on a day other than a Board meeting). Non-employee directors who serve on one or more Board committees (other than the Executive Committee) receive an additional fee of $1,000 per committee meeting attended.

### Stock Options

Non-employee directors are granted a stock option for 6,000 shares on the date of each Annual Meeting of Stockholders, provided the non-employee director continues to serve as a director following the meeting. In addition, each non-employee director is granted a stock option for 6,000 shares when they join the Board. Options are granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant. Options are fully exercisable upon grant.

### Annual Deferred Stock Retainer

Each non-employee director is paid $50,000 on each July 1 in the form of SUPERVALU common stock that is credited to the Non-Employee Directors Deferred Stock Plan described below. The number of shares credited to each director's account is based upon the price of the Company's common stock on each July 1.

### Retirement Program

Effective June 27, 1996, our Directors Retirement Program was discontinued and benefits previously earned by directors were frozen. A non-employee director first elected to our Board prior to June 27, 1996, will receive an annual payment of $20,000 per year for the number of years of the director's service on the Board prior to June 27, 1996, but for not more than ten years of such service, after such director ceases to be a member of the Board. Directors first elected to the Board after June 27, 1996, do not participate in the Directors Retirement Program. As a result of this benefit, Mr. Gage, Mr. Keith and Mr. Lillis are each entitled to an aggregate of $200,000 (payable in annual installments of $20,000) following their resignation from the Board.

### Deferred Compensation Program

Directors may elect to defer payment of their retainer and meeting fees under one or more of the following arrangements:

- **Deferred Compensation Plan for Non-Employee Directors.** Fees and quarterly interest are credited to an account for the director, until payment is made from the plan following retirement from the Board. Interest is payable on the amount of deferred cash compensation at an annual rate equal to the prime rate as reported in *The Wall Street Journal* as of the beginning of the fiscal year.
- **Non-Employee Directors Deferred Stock Plan.** This plan is designed to encourage increased stock ownership among directors. Under the plan, a non-employee director may elect to have payment of all or a portion of the director's fees deferred and credited to a deferred stock account. SUPERVALU then credits the director's account with an additional amount equal to 10 percent of the amount of fees the director has elected to defer and contributes the total amount in the director's account to an irrevocable trust that uses the amount to purchase shares of SUPERVALU common stock, which are then allocated to an account for the director under the trust. Each director is entitled to direct the trustee to vote all shares allocated to the director's account in the trust. The common stock in each director's deferred stock account will be distributed to the director after the director leaves the Board. Until that time, the trust assets remain subject to the claims of our creditors. Dividends paid on the shares of common stock held in each of the directors' accounts are used to purchase additional shares for these accounts each quarter.

## DIRECTOR COMPENSATION FOR FISCAL YEAR 2007

| Name (1) | Fees Earned or Paid In Cash (2) | Stock Awards (3) | Option Awards (4) | Change in Pension Value And Nonqualified Deferred Compensation Earnings (5) | Total |
|---|---|---|---|---|---|
| A. Gary Ames | $48,700 | $50,000 | $47,736 | $ — | $146,436 |
| Irwin Cohen | 75,450 | 50,000 | 47,083 | — | 172,533 |
| Ronald E. Daly | 72,450 | 50,000 | 47,083 | — | 169,533 |
| Lawrence A. Del Santo | 91,700 | 54,545 | 47,083 | 6,072 | 199,400 |
| Susan E. Engel | 80,150 | 57,125 | 47,083 | — | 184,358 |
| Philip L. Francis | 63,106 | 54,750 | 47,083 | — | 164,939 |
| Edwin C. Gage | 71,900 | 50,000 | 47,083 | — | 168,983 |
| Garnett L. Keith, Jr. | 96,450 | 59,645 | 47,083 | 83,966 | 287,144 |
| Charles M. Lillis | 77,600 | 57,760 | 47,083 | — | 182,443 |
| Marissa Peterson | 67,450 | 50,000 | 47,083 | — | 164,533 |
| Steven S. Rogers | 73,450 | 50,000 | 47,083 | — | 170,533 |
| Wayne C. Sales | 48,700 | 50,000 | 47,736 | — | 146,436 |
| Kathi P. Seifert | 47,700 | 50,000 | 47,736 | — | 145,436 |

(1) Jeffrey Noddle, our Chairman and Chief Executive Officer, is not included in this table because he is an employee of SUPERVALU and received no compensation for service as a director. Mr. Noddle's compensation is shown in the Summary Compensation Table under "Executive Compensation."

(2) Reflects the amount of cash compensation earned in fiscal 2007 for Board and committee service. Amounts shown include any amounts deferred by the director under the deferred compensation program for directors described above.

(3) Includes: (a) the annual deferred stock retainer for each director as described above and (b) any additional shares of common stock awarded to a director as a result of the director's deferral of fees earned under the Non-Employee Directors Deferred Stock Plan described above. Stock awards are calculated in accordance with Statement of Financial Accounting Standard 123R (Revised 2004), "Share-Based Payments," ("SFAS 123R") on the same basis as used for financial reporting purposes for the fiscal year. Refer to Notes 2 and 12 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended February 24, 2007 for our policy and assumptions made in the valuation of share-based payments. The amounts shown above also reflect the full grant date fair value of stock awards made during fiscal 2007. As of February 24, 2007, the last day of our fiscal year, each of the non-employee directors had shares credited to their account under the Non-Employee Directors Deferred Stock Plan Trust as follows: Mr. Ames, 1,524 shares; Mr. Cohen, 3,997 shares; Mr. Daly, 5,575 shares; Mr. Del Santo, 23,019 shares; Ms. Engel, 26,748 shares; Mr. Francis, 3,619 shares; Mr. Gage, 11,308 shares; Mr. Keith, 39,433 shares, Mr. Lillis, 39,032 shares; Ms. Peterson, 3,461 shares; Mr. Rogers, 8,984 shares; Mr. Sales, 2,634 shares; and Ms. Seifert, 2,064 shares.

(4) Option awards are calculated in accordance with SFAS 123R on the same basis as used for financial reporting purposes for the fiscal year. Refer to Notes 2 and 12 of our Annual Report on Form 10-K for the fiscal year ended February 24, 2007 for our policy and assumptions made in the valuation of share-based payments. The amounts shown reflect the full grant date fair value of option awards made during fiscal 2007. The stock options for Mr. Ames, Mr. Sales and Ms. Seifert were granted on the date they joined the Board, and the stock options for the other directors were granted on the date of the Annual Meeting of Stockholders. As of February 24, 2007, the last day of our fiscal year, each of the non-employee directors had the following stock options outstanding: Mr. Ames, 6,000 shares; Mr. Cohen, 24,000 shares; Mr. Daly, 18,000 shares; Mr. Del Santo, 50,000 shares; Ms. Engel, 46,000 shares; Mr. Francis, 12,000 shares; Mr. Gage, 49,254 shares; Mr. Keith, 54,000 shares, Mr. Lillis, 44,000 shares; Ms. Peterson, 24,000 shares; Mr. Rogers, 44,195 shares; Mr. Sales, 6,000 shares; and Ms. Seifert, 6,000 shares.

(5) Reflects above-market interest on deferred compensation. Mr. Keith participated in two deferred compensation plans that were discontinued in July 1996. Mr. Keith is not eligible to take distributions from these plans until he retires from the Board.

## COMPENSATION DISCUSSION AND ANALYSIS

### Overview

This Compensation Discussion and Analysis describes the material elements of compensation awarded to each of our executive officers that served as Named Executive Officers during the 2007 fiscal year. It should be read in connection with the Summary Compensation Table and related tables and narrative disclosure under "Executive Compensation" in this proxy statement. The Executive Personnel and Compensation Committee (the "Committee") of the Board of Directors oversees the design and administration of our executive compensation program. For more information on the Committee, its members and its processes, see "Meetings of the Board of Directors and Committees of the Board" in this proxy statement.

On June 2, 2006, SUPERVALU completed the merger to acquire the core supermarket business formerly owned by Albertson's, Inc., operating under the banners of Acme Markets, Bristol Farms, Jewel Osco, Shaw's Supermarkets, Star Markets and the Albertsons banner in the Intermountain Northwest and Southern California regions, which we refer to as the Albertson's merger. The number of retail stores in our network increased by more than 1,100 to approximately 2,500. The Albertson's merger also resulted in SUPERVALU becoming the nation's third-largest supermarket chain measured by revenue. The compensation review process and decisions for fiscal 2007 were affected by the closing of this transformative transaction that more than doubled our revenues and greatly increased the number of our employees. To accommodate the significant expansion of our business operations, we made a number of changes, including the reorganization of our leadership structure.

In view of the significant expansion of SUPERVALU's operations as a result of the Albertson's merger, the Committee retained the services of Frederic W. Cook & Co. as an independent compensation consultant and undertook a comprehensive review of compensation for our executive and senior officers in May 2006. The Committee compared SUPERVALU's existing compensation programs and practices to the comparative market data appropriate for the new enterprise and determined that adjustments were needed to remain competitive. In particular, as of May 2006, salaries, short-term incentive opportunities and long-term incentive levels for executive officers were determined, on average, to be below the median levels of companies in our competitive market. Based upon this study, the Committee decided to adjust the mix of fixed and variable compensation as well as short-term and potential long-term incentives to approximate more closely the level and the relative mix found in our competitive market for executive talent.

### Program Objectives and Reward Philosophy

**In General.** The Committee has adopted a comprehensive executive compensation program based on the following principles:

- **Competitive pay.** The program should enable SUPERVALU to attract, retain and motivate the key executives necessary for our current and long-term success;
- **Strategic design.** Compensation plans should be designed to support our business strategy;
- **Pay for performance.** Executive compensation should be linked to a combination of corporate or business unit performance, the attainment of designated strategic objectives and individual performance;
- **Equity emphasis.** A significant portion of executive compensation should be equity-based in order to tie executive compensation to the long-term enhancement of stockholder value; and
- **Independence.** The Committee should exercise independent judgment and approval authority with respect to the executive compensation program and the awards made under the program.

SUPERVALU's executive compensation program is structured to provide a mix of fixed and variable compensation as well as short-term and long-term incentive potential that approximates the relative mix in our competitive market. The variable compensation components of the program are designed so that executives' total compensation will be above the median of our competitive market when our results are above the target levels of performance established by the Committee and below the median of our competitive market when our results fall below this targeted performance. This relative fluctuation in compensation value is increased by the significant use of equity-based components, such as performance shares, restricted stock and options, in the program, so that total compensation will significantly increase or decrease in direct correlation to our stock price.

**Competitive Market.** The Committee defines our competitive market for our Named Executive Officers to be the median range of publicly available compensation information from a self-constructed comparison group and several third-party compensation surveys. The surveys provide data on similarly sized organizations based on revenue. The Committee assesses the reasonableness of our total compensation levels and mix relative to the competitive benchmark data through a competitive assessment conducted each year by our independent compensation consultants.

For the 2007 fiscal year, our competitive comparison group consisted of the following 25 companies:

| Comparison Group | | |
|---|---|---|
| Amerisourcebergen | Kohl's | Sears Holding |
| AutoNation | Kroger | Staples |
| Best Buy | Lowe's | Sysco |
| Cardinal Health | McKesson | Target |
| Costco Wholesale | Office Depot | TJX |
| CVS | Penney (J C) | Wal-Mart |
| Federated Dept. Stores | Publix Super Markets | Walgreen |
| Gap | Rite-Aid | |
| Home Depot | Safeway | |

The comparison group was determined by the independent compensation consultant with input from the Committee, and was designed so that we ranked in the median range of the group, in various measures of company size and financial metrics. For the 2007 fiscal year, the following companies were added or dropped from the comparison group due to natural attrition, because their business model and objectives became less similar to ours or as a result of the change in our size following the Albertson's merger:

| Companies Added | | Companies Removed | |
|---|---|---|---|
| AutoNation | Office Depot | 7-Eleven | Dollar General |
| Cardinal Health | Publix Super Markets | Albertson's | Nash-Finch |
| Federated Dept. Stores | Sears Holding | BJ's Wholesale Club | Winn-Dixie |
| Gap | Target | Great A&P | |
| Home Depot | TJX | | |
| Kohl's | Wal-Mart | | |

The Committee generally will maintain the continuity of the companies within the comparison group from year to year; however, changes in the composition of the group may continue to occur as companies enter or exit the publicly traded marketplace or as the relative size of the companies in the comparison group changes.

**Compensation Process**. For the Named Executive Officers other than Mr. Noddle, the Committee reviews and approves all compensation decisions, taking into consideration competitive market analysis and the recommendations of Mr. Noddle, our human resources staff and independent compensation consultants. For Mr. Noddle, the Committee prepares compensation recommendations for ultimate review and approval by the Board of Directors. In making its compensation recommendations regarding Mr. Noddle, the Committee takes into consideration the Board of Directors' annual performance evaluation of him, as well as competitive market analysis and information provided by our human resources staff and independent compensation consultants. Recommendations with respect to the compensation of Mr. Noddle are not shared with him during this process.

The Committee reviews and approves base salaries, annual cash incentives and long-term equity incentives for the Named Executive Officers, other than Mr. Noddle, annually at its regular meeting in April. The Committee reviews and recommends base salaries, annual cash incentives and long-term equity incentives for Mr. Noddle annually at its regular meeting in May, after the Board of Directors has completed its annual performance evaluation of him. In addition, throughout fiscal 2007, the Committee reviewed and adjusted various elements of the compensation program.

**Elements of Compensation**

For the 2007 fiscal year, the principal elements of our executive compensation program consisted of the following components:

- base salary;
- annual cash incentives;
- long-term equity incentives in the form of stock options, performance shares and restricted stock;
- change of control and other separation agreements and policies;
- non-qualified deferred compensation, supplemental executive retirement plans and pension benefits; and
- executive perquisites.

**Compensation Mix**

The table below illustrates how the primary components of executive compensation (base salary, annual cash incentives and long-term equity incentives) for our Named Executive Officers for the 2007 fiscal year is allocated between performance and non-performance based components, how performance-based compensation is allocated between annual and long-term components and how total compensation is allocated between cash and equity components:

**2007 Fiscal Year Compensation Mix (Base Salary, Annual Cash Incentives and Long-Term Equity Incentives)**

| | Percent of Total Compensation that is: | | Percent of Performance Based Total Compensation that is: | | Percent of Total Compensation that is: | |
|---|---|---|---|---|---|---|
| Name | Performance Based (1) | Not Performance Based (2) | Annual (3) | Long-term (4) | Cash Based (5) | Equity Based (6) |
| Jeffrey Noddle (7) | 84% | 16% | 25% | 75% | 37% | 63% |
| Michael L. Jackson | 74 | 26 | 30 | 70 | 49 | 51 |
| John H. Hooley | 72 | 28 | 29 | 71 | 49 | 51 |
| Pamela K. Knous | 74 | 26 | 26 | 74 | 44 | 56 |
| David L. Boehnen | 73 | 27 | 28 | 72 | 46 | 54 |

(1) Annual cash incentives plus long-term equity incentives divided by total compensation

(2) Base salary divided by total compensation

(3) Annual cash incentives divided by the sum of annual cash incentives plus long-term equity incentives

(4) Long-term equity incentives divided by the sum of annual cash incentives plus long-term equity incentives

(5) Base salary plus annual cash incentives divided by total compensation

(6) Long-term equity incentives divided by total compensation

(7) Excludes the restricted stock unit award made in October 2006 as part of a special retention arrangement with Mr. Noddle described under "Long-term Equity Incentives – Restricted Stock" below

## Base Salaries

SUPERVALU provides the Named Executive Officers and other executives with an annual base salary that is not subject to performance risk. Salary levels for our Named Executive Officers are based on individual performance and experience, job responsibility, internal equity, and salary levels that reflect the competitive market.

Annual base salary rates for the Named Executive Officers in each of fiscal 2006 and fiscal 2007 are summarized below:

| Name | 2006 Fiscal Year | 2007 Fiscal Year | Percent Increase |
|---|---|---|---|
| Jeffrey Noddle | $1,000,000 | $1,100,000 | 10.0% |
| Michael L. Jackson | 530,000 | 635,000 | 19.8 |
| John H. Hooley | 500,000 | 517,500 | 3.5 |
| Pamela K. Knous | 475,000 | 600,000 | 26.3 |
| David L. Boehnen | 450,000 | 470,000 | 4.4 |

For the 2007 fiscal year, salary increases for certain of our Named Executive Officers were larger than in prior years due to the Albertson's merger that resulted in each Named Executive Officer assuming additional responsibilities.

## Annual Cash Incentives

SUPERVALU provides its Named Executive Officers and other executives an annual cash incentive opportunity in order to align executive compensation with the achievement of corporate financial goals that support our business plans.

The Committee establishes annual target award opportunities expressed as a percentage of base salary paid during the fiscal year, as well as threshold and maximum award opportunities expressed as a percentage of the target award. For the 2007 fiscal year, annual cash incentive opportunities for the Named Executive Officers ranged from 70 percent to 125 percent of base salary paid for the year, at target levels of performance, up to a possible range of from 140 percent to 250 percent of base salary for performance exceeding target levels of performance.

**Performance Measures and Objectives.** For the 2007 fiscal year, the Committee selected a corporate net earnings target that reflected the impact of the Albertson's merger as the performance measure for the annual cash incentive program in order to align bonus pay with the financial performance of the new business enterprise. In establishing the corporate net earnings goal for fiscal 2007, the Committee excluded the impact of certain costs related to the Albertson's merger for which the timing was uncertain, as well as stock option expensing under SFAS 123R.

For fiscal 2007, the performance goals under our annual cash incentive plan were as follows:

| Performance Level | Comments | Percent of Target Award |
|---|---|---|
| Maximum | 15% increase from threshold | 200% |
| Target | Operating plan | 100 |
| Threshold | 92% of operating plan | 75 |
| Below Threshold | | 0 |

The fiscal 2007 annual cash incentive program also included a revenue adjustment component under which the Committee could increase (but not decrease) the annual cash incentive payout percentage by an amount ranging from 10 percent, if annual revenue growth (excluding the impact of acquisitions such as the Albertson's merger) equaled inflation, up to a possible 25 percent, if such annual revenue growth exceeded inflation by 3 percent or more. For these purposes, inflation was measured by the change in the 12-month Consumer Price Index.

**Discretionary Adjustments.** The Committee reviews the quality of the Company's performance and determines the extent to which performance goals under the annual incentive plan are met in April of each year, after completion of the Company's financial statements. In making this determination, the Committee may apply discretion such that the numbers used for our annual cash incentive performance goals may differ from the numbers reported in the Company's financial statements. In applying this discretion, the Committee may exclude all or a portion of both the positive or negative effect of external events that are outside the control of our executives, such as natural disasters, litigation, or regulatory changes in accounting or taxation standards. These adjustments may also exclude all or a portion of both the positive or negative effect of unusual or significant strategic events that are within the control of our executives but that are undertaken with an expectation of improving our long-term financial performance including restructurings, acquisitions or divestitures.

**Actual Award Payments.** For the 2007 fiscal year, corporate net earnings performance was between the target and maximum award payment levels, resulting in actual award payments to the Named Executive Officers that equaled 108.3 percent of the target award opportunity for each of the Named Executive Officers. In determining corporate net earnings for fiscal 2007, the Committee exercised its discretion, as described above, and excluded the charges relating to the planned disposition of the Scott's stores. No award was increased as a result of revenue adjustment component described above in fiscal 2007 because the requirements for such an increase were not met.

**Annual Discretionary Bonus Pool.** An annual discretionary bonus pool exists from which Mr. Noddle may make discretionary cash awards to the Named Executive Officers and other executives (other than Mr. Noddle) in recognition of their extraordinary achievements during any given fiscal year. Awards from the pool may not exceed $500,000 in the aggregate or $100,000 to any one individual during any fiscal year. For the 2007 fiscal year, awards were made to Ms. Knous and Mr. Boehnen in amount of $75,000 each and to certain other officers.

**Fiscal 2008**. For fiscal 2008, the Committee reduced the award potential for threshold performance under the annual cash incentive plan from 75 percent to 50 percent of the target opportunity. The Committee also eliminated the revenue adjustment component described above, which will have the effect of reducing the award potential for maximum performance from 250 percent to 200 percent of the target opportunity. In addition, the Committee redesigned the performance measures and weightings as follows:

| Performance Measure | Corporate Executives(1) | Retail/Supply Chain Executives(2) |
|---|---|---|
| Corporate Net Earnings Growth | 50% | 50% |
| Corporate Same Store Sales Growth | 20 | 0 |
| Cash Flow | 20 | 0 |
| Retail Region/Supply Chain Earnings Growth | 0 | 20 |
| Retail Region/Supply Chain Sales Growth (3) | 0 | 20 |
| Diversity | 10 | 10 |

(1) Includes Mr. Noddle, Ms. Knous and Mr. Boehnen

(2) Includes Mr. Jackson and Mr. Hooley

(3) Based on "same store" sales growth for Retail Region and "net" sales growth for Supply Chain

For fiscal 2008, the Committee established additional and separate performance measures for earnings and sales growth for some of our executives that correspond to their retail region or supply chain, in order to align executive incentives more closely with the businesses over which they have responsibility and control. The net earnings, sales and cash flow goals for the fiscal 2008 annual cash incentive plan are consistent with the fiscal 2008 earnings guidance provided by the Company on April 19, 2007. The diversity component for Mr. Noddle will be based on the outcome of his leadership in improving diversity as established in the discretion of the Committee. The diversity component for the other Named Executive Officers will be determined in the discretion of Mr. Noddle, based on the outcome of each executive's leadership in the area of diversity based on goals established by Mr. Noddle and reviewed by the Committee.

**Long-term Equity Incentives**

**In General**. SUPERVALU provides the Named Executive Officers and other executives with a long-term equity incentive award in order to tie a significant portion of each executive's total compensation to the long-term financial results of the Company and to align incentives more meaningfully with the interests of our stockholders.

For the 2007 fiscal year, the long-term equity incentive program for Named Executive Officers and other executives consisted of an annual grant of stock options and a biennial grant of performance shares, equally weighted in terms of annualized award value. The Committee established the total value of the combined long-term award for each Named Executive Officer in such a manner that achievement of the target levels of performance would result in long-term incentives within the median range of the competitive market. In addition to these primary components of long-term equity incentives, some of our Named Executive Officers received special grants of restricted stock for retention or recognition purposes.

**Stock Options**. Stock options directly link a portion of each executive's compensation to stock price appreciation. Each Named Executive Officer's stock option grant is established by the Committee as described above with respect to awards of total long-term incentives. Stock options generally have a "grant date" that is the same date as the date of Committee or Board (in the case of Mr. Noddle) approval and have an exercise price equal to the average of the opening and closing market price on the grant date. In the event that stock markets are closed for trading on the grant date, options are then priced based on the average of the opening and closing market price of the Company's stock on the first day in which markets are open for trading following the grant date. In April 2007, our equity compensation plans were amended to change the definition of fair market value from the average of the opening and closing market price of the Company's stock to the closing market price of the Company's stock on the applicable date. In accordance with a policy adopted in April 2007, however, for options approved by the Committee or the Board on a date that Company executives would otherwise be restricted from trading in our stock as a result of a "black-out" trading restriction relating to the release of earnings results, the grant date will be delayed until the first trading day after the expiration of the black-out period. Our practices in fiscal 2007 were consistent with this policy. Following these grants, the black-out trading restriction relating to the release of earnings results for our executives was changed to end on the first trading day after the earnings release rather than on the second trading day after the earnings release. SUPERVALU does not have any other program, plan, or practice to time stock option grants to executives in coordination with the release of material non-public information. In addition, SUPERVALU has a pre-established black-out policy that prohibits employees from trading in our stock during periods when they are aware of material non-public information. Stock options currently have a 7-year contractual exercise term and vest 20 percent on the date of grant and 20 percent on the next four anniversaries of the date of grant, subject to the following post-termination and change of control provisions:

| Event | Award Vesting | Exercise Term(3) |
|---|---|---|
| Death, Disability or Retirement (1) | Accelerated | Remaining Term |
| Other Termination | None | Two years (2) |
| Change of Control | Accelerated | Remaining Term |

(1) Retirement is defined as termination at or after age 55 with 10 or more years of service. If termination occurs because of death or disability before the age and years of service for retirement have been satisfied, the remaining exercise term will be two years following termination or the remainder of the original contractual term, if shorter.

(2) Or remainder of original contractual term, if shorter.

(3) The Company has the right to repurchase shares issued under options within six months before or three months after termination for cause or if the terminated executive breaches the confidentiality or non-competition provisions in the award agreement.

Stock options granted prior to April 2005 have a 10-year contractual exercise term, and provide for an automatic one-time reload or restoration stock option upon the exercise of the original stock option using shares SUPERVALU stock to pay the exercise price. The restoration stock option is for the same number of shares used to pay the exercise price and applicable withholding taxes, has an exercise price equal to the fair market value of SUPERVALU stock on the date of exercise and is exercisable for the remaining contractual exercise term of the original stock option.

**Performance Shares.** Our performance share program is based on a two-year performance cycle. As with stock options, awards of performance shares are established by the Committee as described above with respect to awards of total long-term incentives. The material provisions of the performance share awards are summarized below:

| Provision | Description |
| --- | --- |
| Grant Frequency | • Every two years (biennial) |
| Current Performance Period | • Fiscal year 2007 through 2008 (two-year performance cycle) |
| Award Value | • Based on underlying value of our stock as of the grant date (stock denominated) |
| Dividend Treatment | • Not paid during performance period |
| Performance Measures | • Combined two-year average return on invested capital (ROIC) |
| Performance Goals | • Maximum award is 150% of performance shares granted if ROIC is at or above 5% of target level<br>• Target award is 100% of performance shares granted if ROIC is at target level<br>• Threshold award is 50% of performance shares granted if ROIC is within 5% below target level<br>• Payout percentage subject to an increase (but not a decrease) if our revenues for the period equals or exceeds inflation (as measured by the change in the Consumer Price Index over the period) ranging from 10% (if revenues equal to inflation) to 25% (if revenues exceed inflation by 3% or more) |
| Award Payment | • Made in restricted stock at the end of the performance cycle with a one-year restriction<br>• Restricted stock vesting accelerates on events as provided below under "Special Grants of Restricted Stock" |

The Committee chose return on invested capital as the performance measure for the performance share program because it believes this measure is a good assessment of how well the Company is performing from a financial standpoint. Return on invested capital (calculated as earnings before interest and taxes, divided by invested capital) indicates how efficiently and effectively capital is deployed by management. Performance goals are established in connection with the Company's annual financial planning process. In establishing our performance goals for this measure, the Committee considers the extent to which the Company will generate a return on invested capital for the performance cycle that represents an appropriate improvement, as determined by the Committee. The Committee takes into consideration a variety of factors, including future expectations of operating earnings and capital deployment in our strategic plans.

The Committee reviews the quality of the Company's performance and determines the extent to which performance goals are met in April of each year, after completion of the Company's financial statements, for the purposes of determining the actual number of shares of restricted stock that will be granted to the executive under the terms of the performance share award. In making this determination, the Committee may apply discretion such that the numbers used for our performance share goals may differ from the numbers reported in the Company's financial statements. In applying this discretion, the Committee may exclude all or a portion of both the positive or negative effect of external events that are outside the control of our executives, such as natural disasters, litigation or regulatory changes in accounting or taxation standards. These adjustments may also exclude all or a portion of both the positive or negative effect of unusual or significant strategic events that are within the control of our executives but that are undertaken with an expectation of improving our long-term financial performance including restructurings, acquisitions or divestitures.

**Stock Options and Performance Shares Awarded to Mr. Noddle.** In May 2006, the Committee reviewed Mr. Noddle's long-term incentive compensation in light of expectations for our performance and the additional responsibilities and accountability that Mr. Noddle would assume upon the closing of the Albertson's merger. The Committee considered a possible long-term incentive package for Mr. Noddle with a present value of up to $5 million, consisting of an equal mix of stock options and performance shares. In discussions with the Committee, however, Mr. Noddle had expressed his desire that the Committee consider awarding him a long-term incentive package that was 10 percent less than what they might otherwise have considered. In addition, Mr. Noddle expressed a desire that any amounts that might be available to the Company as a result of the award of a smaller long-term incentive package to him should be used for the benefit of our employees and the communities in which they live. In this connection, Mr. Noddle suggested that we investigate the feasibility of creating a hardship or similar fund for the benefit of our employees. After review and consideration, the Committee approved a long-term incentive package to Mr. Noddle with a present value of $4.5 million, consisting of a grant of 291,486 stock options and 158,330 performance shares.

Early in fiscal 2007, the Company began exploring various alternatives for establishing a foundation that, among other things, would provide for hardship assistance to our employees. In May 2007, the Company established SUPERVALU ASSIST, Inc. as a Minnesota non-profit corporation, which applied for tax-exempt status as an organization described in Section 501(c)(3) of the Internal Revenue Code (the "Code"). The ASSIST Foundation is being established to provide financial support to employees and their families for catastrophic and severe financial hardships resulting from death, serious medical condition, tragic events associated with a natural disaster or workplace violence, a critical and unexpected financial need or another similar event. The ASSIST Foundation will be funded by voluntary management, employee, director or Company contributions and will not be paid through any Company-sponsored benefit plan.

**Special Grants of Restricted Stock.** Occasionally, special grants of restricted stock or restricted stock units are offered to Named Executive Officers and other executives in connection with promotions, recruitment and for special retention purposes. These special grants have vesting schedules that are tied to the objectives of the grant.

During the 2007 fiscal year, the Committee approved the following grants of restricted stock or restricted stock units to our Named Executive Officers in connection with the Albertson's acquisition completed during the year, as summarized below:

| Name | Number of Shares or Units | Purpose | Award Vesting | Dividend Treatment |
|---|---|---|---|---|
| Jeffrey Noddle | 305,157 | Retention | 25% on third anniversary (1)<br>25% on fourth anniversary (1)<br>50% on fifth anniversary (1) | No dividends paid until stock vests |
| Michael L. Jackson | 0 | | | |
| John H. Hooley | 0 | | | |
| Pamela K. Knous | 5,000 | Recognition | 3-year cliff | Dividends paid |
| David L. Boehnen | 5,000 | Recognition | 3-year cliff | Dividends paid |

(1) Refer to additional vesting conditions described below

The purpose of the special restricted stock unit grant to Mr. Noddle was to retain his services and maintain his continued leadership of the Company, including integrating the new enterprise following completion of the Albertson's merger. The award does not vest in full until the fifth anniversary of the date of grant, and the final installment representing one-half of the award is contingent on two factors. The first factor is Mr. Noddle's development and delivery of an acceptable succession plan to our

Board of Directors. The second factor relates to our stock price maintaining a threshold value. In this regard, the number of shares that vest on each vesting date will be reduced if the Company's stock price on such date is lower than $32.77 (the average of the opening and closing price for our common stock on the grant date), although shares that do not vest as a result of this provision may vest on the next vesting date to the extent that the Company's stock price is greater than $32.77 on such vesting date.

Restricted stock grants are usually subject to the following post-termination and change of control provisions:

| Event | Award Vesting |
|---|---|
| Death, Disability or Retirement (1) | Accelerated |
| Termination for Cause | None/Award forfeited |
| Other Termination | None/Award forfeited |
| Change of Control | Accelerated |

(1) Retirement is defined as termination at or after age 55 with 10 or more years of service

**Executive Change of Control Policy**

Our objective is to provide our Named Executive Officers and other executives with protection under a market competitive change of control severance agreement. The Committee believes that this benefit helps to maintain the impartiality and objectivity of our executives in the event of a change of control situation so that our stockholder interests are protected. The Committee reviews this change of control policy periodically to address whether these protections are consistent with those provided in our competitive market and to be in compliance with federal tax rules affecting nonqualified deferred compensation. For the 2007 fiscal year, our change of control agreements for the Named Executive Officers is summarized below:

| Agreement Provision | Description |
|---|---|
| Severance Triggers | • Involuntary termination without cause or voluntary resignation for good reason within 2 years following a change of control, or in anticipation of a change of control. Good reason defined as reduction in base salary or annual cash incentive, duties and responsibilities that are materially and adversely diminished, forced relocation of more than 45 miles or failure to provide for assumption of agreement<br>• Cause defined as willful and continued failure to perform duties, conviction of a felony, gross misconduct materially and demonstrably injurious to the Company or personal dishonesty that results in substantial personal enrichment<br>• Mr. Noddle may terminate employment for any reason during the seventh month following change of control and receive severance benefits |
| Severance Benefits | • 3x base salary and higher of target, actual annual or prior 3-year average cash incentive<br>• 3x value of perquisites, additional savings and pension plan accruals and welfare benefits continuation<br>• Pro rata annual cash incentive for the year of termination<br>• Accelerated vesting of all nonvested equity awards at change of control<br>• Full excise tax gross up, if applicable |

**Deferred Compensation**

Executives may elect to defer on a pre-tax basis up to 40 percent of base salary and may elect to defer up to 100 percent of incentive compensation during the plan year under the Company's Executive Deferred Compensation program. The program allows executives to save for retirement in a tax-effective way at minimal cost to the Company. Under this unfunded program, amounts deferred by the executive accumulate on a tax-deferred basis and are credited at an effective annual interest rate equal to SUPERVALU's intermediate-term borrowing cost as of each March 1 and September 1, as described in more detail preceding the Nonqualified Deferred Compensation Table on page 39.

**Retirement Benefits**

Consistent with our overall compensation philosophy to provide careers and promote retention, SUPERVALU maintains a retirement plan for all non-union employees under which a maximum of $175,000 per year in annual benefits may be paid upon retirement based on limitations imposed by Section 415 of the Code. In addition, SUPERVALU maintains a non-qualified supplemental executive retirement plan and an excess benefit plan for certain highly compensated employees, including the Named Executive Officers, that allow for the payment of additional benefits so that such retiring employees may receive, in the aggregate, at least the benefits they would have been entitled to receive if the Code did not impose maximum limitations. Our retirement plans are described in more detail following the Pension Benefits Table on page 36.

SUPERVALU provides post-retirement death benefits for certain designated retired executive officers, which would include the Named Executive Officers if they retire under the SUPERVALU retirement plan. The death benefit is fixed at an amount approximately equal to, on an after-tax basis, an eligible executive's final base salary. The benefits are funded through life insurance policies owned by SUPERVALU.

For all employees who participate in the Company's 401(k) Plan, including Named Executive Officers, the Company makes a matching contribution ranging from 20 to 75 percent of the participant's contribution, up to the first five percent of the participant's pay. The Company may also make additional profit-sharing contributions to participants' accounts in the 401(k) Plan based on the financial performance of SUPERVALU, region or retail operations.

**Perquisites**

SUPERVALU provides our Named Executive Officers and other executives with a limited perquisites program. The Committee will continue to review this perquisites program periodically. For the 2007 fiscal year, SUPERVALU provided the following executive benefits and perquisites to our Named Executives Officers:

| Executive Benefit | Description |
|---|---|
| Financial Counseling and Tax Planning | • Annual maximum reimbursement ranging from $6,000 to $20,000 |
| Post-Retirement Death Benefit Coverage | • A death benefit of 140% of the executive's final base salary paid to the beneficiary |
| Personal Aircraft Usage | • Limited to Mr. Noddle and his spouse<br>• Up to 30 hours of personal travel per year at the expense of the Company<br>• Tax reimbursement for imputed income |
| Executive Physicals | • Annual reimbursement for the full cost of an executive physical |

Our Named Executive Officers are eligible to receive a one-time reimbursement for a club membership initiation fee. No Named Executive Officer received such a reimbursement during fiscal 2007.

### Executive Stock Ownership and Retention Program

SUPERVALU has an executive stock ownership and retention program for our Named Executive Officers and other executives so that these executives will face the same downside risk and upside potential as our stockholders experience. For the 2007 fiscal year, stock ownership levels for the Named Executive Officers are summarized below:

| Position | Number of Shares Required to be Owned |
|---|---|
| Chief Executive Officer | 150,000 |
| Chief Operating Officer | 70,000 |
| Other Named Executive Officers | 50,000 |

For purposes of complying with our executive stock ownership and retention program, stock is considered owned if the shares are owned outright or in a vested tax qualified or nonqualified deferred compensation plan, if the shares are owned by immediate family members or legal entities established for their benefit, plus nonvested restricted stock. Outstanding unexercised stock options are not considered owned for purposes of our program. Our Named Executive Officers and other executives may not pledge owned shares as security or enter into any risk hedging arrangements.

Prior to achieving their ownership objective, executives are required to retain shares equal to 100 percent of the net after-tax profit shares received from stock option exercises or the vesting of restricted stock. After they meet their ownership goal, Named Executive Officers are required to retain shares equal to 50 percent of the net after-tax profit shares received from stock option exercises or the vesting of restricted stock. This 50 percent retention requirement can be satisfied on either an individual basis for each stock option exercise or restricted stock vesting event, or on a cumulative basis by aggregating all shares held from the exercise of stock options or the vesting of restricted stock from the date the executive first met our stock ownership requirement.

Each of our Named Executive Officers has met their ownership objective and are in compliance with our program as of the 2007 fiscal year.

### Tax and Accounting Considerations

The Committee monitors changes in the regulatory environment when assessing the financial efficiency of the various elements of our executive compensation program. Tax and accounting consequences are analyzed when adopting new or modifying existing executive compensation programs.

The Committee has designed and administered our annual cash incentive and long-term equity incentive plans for executive officers in a manner that generally preserves our federal income tax deductions. Our annual cash incentives for executive officers are administered under a stockholder-approved plan that specifies a formula for determining a maximum annual individual award limit. Our stock options and performance shares for executive officers are granted under other stockholder-approved plans that specify the maximum number of shares that may be awarded annually to plan participants. Our restricted stock unit awards are granted for attraction and retention purposes and are not performance based. Thus, our federal tax deductions from restricted stock awards may be disallowed under certain circumstances. Although recent changes to accounting standards have made stock option grants less favorable, SUPERVALU continues to grant stock options in our long-term equity incentive program because these plans help to align the priorities and actions of executives with the interests of our stockholders. The historic economic value delivered to executives from these programs has been reasonable in relation to the compensation cost reported in our financial statements.

The Committee has designed and administered our deferred compensation, equity compensation and change of control severance plans to be in compliance with federal tax rules affecting nonqualified deferred compensation.

## REPORT OF THE EXECUTIVE PERSONNEL AND COMPENSATION COMMITTEE

The Executive Personnel and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

Susan E. Engel, Chairperson
Ronald E. Daly
Lawrence A. Del Santo
Edwin C. Gage
Charles M. Lillis
Wayne C. Sales
Kathi P. Seifert

## EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure should be read in conjunction with "Compensation Discussion and Analysis," which sets forth the objectives of SUPERVALU's executive compensation and benefit program.

### SUMMARY COMPENSATION TABLE

| Name and principal Position | Year | Salary (1) ($) | Bonus (2) ($) | Stock Awards (3) ($) | Option Awards (3) ($) | Non-Equity Incentive Plan Compensation (4) ($) | Change in Pension Value and Non-Qualified Deferred Compensation Earnings (5) ($) | All Other Compensation (6) ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Jeffrey Noddle** Chairman and Chief Executive Officer | 2007 | $1,100,000 | $ — | $2,115,047 | $5,040,035 | $1,489,125 | $2,100,334 | $51,550 | $11,896,091 |
| **Michael L. Jackson** President and Chief Operating Officer | 2007 | 630,962 | — | 508,503 | 872,586 | 537,625 | 422,204 | 15,497 | 2,987,377 |
| **John H. Hooley (7)** Executive Vice President; President Retail East | 2007 | 517,500 | — | 771,555 | 540,103 | 384,773 | 543,567 | 10,481 | 2,767,979 |
| **Pamela K. Knous** Executive Vice President; Chief Financial Officer | 2007 | 573,077 | 75,000 | 444,252 | 548,806 | 405,293 | 136,515 | 8,193 | 2,191,136 |
| **David L. Boehnen** Executive Vice President | 2007 | 470,000 | 75,000 | 298,180 | 778,722 | 328,898 | 192,964 | 19,015 | 2,162,779 |

(1) Amounts shown are not reduced to reflect the Named Executive Officers' elections, if any, to defer receipt of salary under the Executive Deferred Compensation Plan described in "Compensation Discussion and Analysis."

(2) Amounts reflect awards from the annual discretionary bonus pool from which Mr. Noddle may make discretionary cash awards to the Named Executive Officers and other executives in recognition of their extraordinary achievements during any given fiscal year. Other bonuses are paid under our Annual Cash Incentive Plan and, accordingly, amounts are reported under the Non-Equity Incentive Plan Compensation column of this table. The annual discretionary bonus pool and the Annual Cash Incentive Plan are described in "Compensation Discussion and Analysis."

(3) Stock and option awards are calculated in accordance with SFAS 123R on the same basis as used for financial reporting purposes for the fiscal year. Refer to Notes 2 and 12 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended February 24, 2007 for our policy and assumptions made in the valuation of share-based payments. The amounts in these columns do not include estimated forfeitures.

(4) Non-equity incentive plan compensation represents awards earned during fiscal 2007 in recognition of achievement of performance goals under the Annual Cash Incentive Plan. For fiscal 2007, the amounts were earned, in each case, based on achievement of the performance goals at above target levels.

(5) This column represents both changes in pension value for the Named Executive Officers and above market interest earnings on deferred compensation. For fiscal 2007, the changes in pension values and above market interest earnings on deferred compensation were as follows: Mr. Noddle, $2,100,334 and $0, respectively; Mr. Jackson, $411,727 and $10,477, respectively; Mr. Hooley, $516,187 and $27,380, respectively; Ms. Knous, $136,515 and $0, respectively; and Mr. Boehnen, $190,049 and $2,915, respectively.

(6) The following components comprise the amounts of "all other compensation" for the Named Executive Officers:

| Name | 401(k) Contributions | Life Insurance (a) | Executive Physical | Financial Planning | Company Aircraft (b) | Tax Gross-Ups (c) | Total |
|---|---|---|---|---|---|---|---|
| Jeffrey Noddle | $3,143 | $16,151 | $2,989 | $12,025 | $9,768 | $7,474 | $51,550 |
| Michael L. Jackson | 3,143 | 2,195 | 3,476 | 5,000 | 0 | 1,683 | 15,497 |
| John H. Hooley | 3,220 | 1,261 | 0 | 6,000 | 0 | 0 | 10,481 |
| Pamela K. Knous | 3,250 | 1,401 | 0 | 3,542 | 0 | 0 | 8,193 |
| David L. Boehnen | 3,143 | 3,972 | 3,824 | 6,315 | 0 | 1,761 | 19,015 |

(a) Represents premiums paid for current employee life insurance coverage under policies maintained by the Company for the benefit of the Named Executive Officer. This retirement benefit is described in "Compensation Discussion and Analysis."

(b) We calculate the incremental cost to the Company of any personal use of the corporate aircraft based on the cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar and parking costs and other variable costs. Since the corporate aircraft is primarily for business travel, we do not include the fixed costs that do not change based on usage, such as pilot's salaries, the purchase cost of the corporate aircraft and the cost of maintenance not related to trips. The Company does not permit personal use of the corporate aircraft for any executive or their spouse other than for Mr. Noddle and his spouse.

(c) Tax reimbursements on income imputed to Mr. Noddle for use of the corporate aircraft for personal reasons or for reimbursements for travel costs for the officer's spouse. The Company pays the cost of a spouse's travel when the spouse attends Company or industry-related events where it is customary and expected that officers attend with their spouses. Tax reimbursements are paid to the officer when these travel costs are imputed as income, and therefore taxable, to the officer.

(7) Mr. Hooley retired as Executive Vice President; President Retail East effective April 27, 2007.

## GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2007

| Name | Grant Date | Approval Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($) | Target ($) | Maximum ($) | Estimated Future Payouts Under Equity Incentive Plan Awards (2) Threshold (#) | Target (#) | Maximum (#) | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards (3) ($/Sh) | Closing Price on Grant Date (3) ($/Sh) | Grant Date Fair Value of Stock and Option Awards |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Jeffrey Noddle | 4/12/06 | 4/12/06 | $1,031,250 | $1,375,000 | $3,437,500 | | | | | | | | |
| | 4/12/06 | 4/12/06 | | | | 79,165 | 158,330 | 296,869 | | | | | $4,244,827 |
| | 4/21/06(4) | — | | | | | | | | 177,607 | $29.31 | $29.07 | 1,273,034 |
| | 4/21/06(4) | — | | | | | | | | 1,942 | 29.31 | 29.07 | 14,209 |
| | 4/21/06(4) | — | | | | | | | | 68,070 | 29.31 | 29.07 | 498,061 |
| | 6/2/06(5) | 5/23/06(5) | | | | | | | | 291,486 | 29.58 | 29.40 | 2,152,420 |
| | 10/12/06(6) | 10/12/06 | | | | | | | 305,157 | | | | 9,546,882 |
| Michael L. Jackson | 4/12/06 | 4/12/06 | 372,317 | 496,423 | 1,241,058 | | | | | | | | |
| | 4/12/06 | 4/12/06 | | | | 21,815 | 43,629 | 81,804 | | | | | 1,169,693 |
| | 4/20/06(7) | 4/12/06(8) | | | | | | | | 80,000 | 29.18 | 29.34 | 582,752 |
| | 11/10/06(4) | — | | | | | | | | 4,039 | 34.03 | 34.03 | 24,740 |
| | 11/10/06(4) | — | | | | | | | | 16,416 | 34.03 | 34.03 | 65,437 |
| | 11/10/06(4) | — | | | | | | | | 2,313 | 34.03 | 34.03 | 11,778 |
| | 11/10/06(4) | — | | | | | | | | 13,322 | 34.03 | 34.03 | 67,837 |
| | 11/10/06(4) | — | | | | | | | | 7,981 | 34.03 | 34.03 | 45,594 |
| | 11/10/06(4) | — | | | | | | | | 4,242 | 34.03 | 34.03 | 34,647 |
| John H. Hooley | 4/12/06 | 4/12/06 | 266,463 | 355,284 | 888,210 | | | | | | | | |
| | 4/12/06 | 4/12/06 | | | | 14,074 | 28,148 | 52,778 | | | | | 754,648 |
| | 4/20/06(7) | 4/12/06(8) | | | | | | | | 70,000 | 29.18 | 29.34 | 509,908 |
| | 5/05/06(4) | — | | | | | | | | 693 | 28.85 | 28.83 | 4,991 |
| | 5/05/06(4) | — | | | | | | | | 8,723 | 28.85 | 28.83 | 62,823 |
| Pamela K. Knous | 4/12/06 | 4/12/06 | 280,673 | 374,231 | 935,578 | | | | | | | | |
| | 4/12/06 | 4/12/06 | | | | 21,639 | 43,277 | 81,144 | | | | | 1,160,256 |
| | 4/20/06(7) | 4/12/06(8) | | | | | | | | 70,000 | 29.18 | 29.34 | 509,908 |
| | 4/18/06(9) | 4/12/06(8) | | | | | | | 5,000 | | | | 144,950 |
| | 11/15/06(4) | — | | | | | | | | 7,544 | 34.16 | 34.36 | 74,654 |
| | 11/15/06(4) | — | | | | | | | | 585 | 34.16 | 34.36 | 5,789 |
| David L. Boehnen | 4/12/06 | 4/12/06 | 227,769 | 303,692 | 759,230 | | | | | | | | |
| | 4/12/06 | 4/12/06 | | | | 14,074 | 28,148 | 52,778 | | | | | 754,648 |
| | 4/18/06(9) | 4/12/06(8) | | | | | | | 5,000 | | | | 144,950 |
| | 4/20/06(7) | 4/12/06(8) | | | | | | | | 60,000 | 29.18 | 29.34 | 437,064 |
| | 4/20/06(4) | — | | | | | | | | 8,326 | 29.18 | 29.34 | 60,650 |
| | 10/31/06(4) | — | | | | | | | | 7,078 | 33.42 | 33.40 | 28,031 |

(1) Represents range of possible awards under our Annual Cash Incentive Plan. The actual amount of the award earned for fiscal 2007 is presented in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. The Annual Cash Incentive Plan is described in "Compensation Discussion and Analysis." The maximum amount reflects a payout of 250 percent of the target award based on (1) a payout of 200 percent of the target award based on achieving or exceeding the maximum performance measures for net earnings and (2) an increase of the payout percentage by 25 percent for revenue growth exceeding inflation by 3 percent or more.

(2) Represents performance share units granted under our Long Term Incentive Plan for the fiscal 2007-2008 performance period. The Long Term Incentive Plan is described in "Compensation Discussion and Analysis." The maximum amount reflects a payout of 187.5 percent of the target award based on (1) a payout of 150 percent of the target award based on achieving or exceeding the maximum performance measures for return on invested capital and (2) an increase of the payout percentage by 25 percent for revenue growth exceeding inflation by 3 percent or more.

(3) All options are granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant. For grants prior to April 2007, fair market value was defined under our 2002 Stock Plan as the average of the opening and closing sales prices for the common stock on the New York Stock Exchange for that date. In April 2007, the 2002 Stock Plan was amended to change the definition of fair market value to the closing price for the common stock on the New York Stock Exchange for that date. Except for "reload" stock options, described in (4) below, all options in this table have a seven year term.

(4) Represents a "reload" stock option granted under the 2002 Stock Plan upon the exercise and payment of the exercise price by delivery of previously owned shares of SUPERVALU common stock. The "grant date" is the date of exercise of the related option. Reload stock options are automatically granted under the terms of the original stock option agreement to which they relate and no further action of the Committee or the Board is required. Each reload stock option is granted for the number of shares tendered as payment for the exercise price and tax withholding obligation, has a per share exercise price equal to the fair market value of a share of the Company's common stock on the date of grant, is exercisable in full on the date of grant and expires on the same date as the original option. Reload Stock Options were eliminated for all new grants beginning in 2005.

(5) These options were granted under the 2002 Stock Plan in anticipation of the closing of the Albertson's merger. While the Board approved the grant on May 23, 2006, it remained subject to the closing of the Albertson's merger with an exercise price to be determined based on the average of the opening and closing price for our common stock on the closing date of the Albertson's merger (June 2, 2006). The options vested with respect to 20 percent of the shares on the date of grant and an additional 20 percent of the shares on each of the first, second, third and fourth anniversaries of the grant date.

(6) Represents a special restricted stock unit grant to Mr. Noddle to retain his services and maintain his continued leadership of the Company, including integrating the new enterprise following completion of the Albertson's merger. Subject to adjustment and certain performance conditions set forth in the award agreement and Mr. Noddle's continued employment, the restricted stock units will vest over a period of five years from the grant date, on a cumulative basis as follows: up to 25 percent of the total award on October 12, 2009, up to 50 percent of the total award on October 12, 2010 and up to 100 percent of the total award on October 12, 2011 (subject to extension to December 31, 2011 as provided in the award agreement). The award does not vest in full until the fifth anniversary of the date of grant and the final installment representing one-half of the award is contingent on two factors. The first factor is Mr. Noddle's development and delivery of an acceptable succession plan to our Board of Directors. The second factor relates to our stock price maintaining a threshold value. In this regard, the number of shares that vest on each vesting date will be reduced if the Company's stock price on such date is lower than $32.77 (the average of the opening and closing price for our common stock on the grant date), although shares that do not vest as a result of this provision may vest on the next vesting date to the extent that the Company's stock price is greater than $32.77 on such vesting date. The restricted stock units do not pay dividends.

(7) Represents options granted under our 2002 Stock Plan. The options vest with respect to 20 percent of the shares on the date of grant and an additional 20 percent of the shares on each of the first, second, third and fourth anniversaries of the grant date.

(8) At its meeting on April 12, 2006, the Committee determined to delay the grant date for restricted stock until release of our 2006 fiscal year financial results and to delay the grant date for options until the second trading day following such release, consistent with the Company's "black-out" trading restrictions relating to the release of earnings results for our executives. Following these grants, the black-out trading restriction relating to the release of earnings results for our executives was changed to end on the first trading day after the earnings release rather than on the second trading day after the earnings release.

(9) Represents a restricted stock award in recognition of the Named Executive Officer's performance in connection with the Albertson's merger under our 2002 Stock Plan. The restricted stock vests in full on the third anniversary of the grant date. Dividends are paid on the restricted stock.

## OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 02/24/2007

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexer-cisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock Held That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested (20) ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (20) ($) |
| Jeffrey Noddle | 118,137(1) | 78,756(1) | $30.73 | 5/26/2014 | 70,017(21) | $ 2,636,840 | 158,330(25) | $5,962,708 |
| | 58,298(2) | 233,188(2) | 29.58 | 6/2/2013 | 57,886(22) | 2,179,987 | | |
| | 70,012(3) | — | 29.31 | 5/29/2013 | 305,157(23) | 11,492,213 | | |
| | 151,325(4) | 59,001(4) | 18.99 | 5/29/2013 | 60,000(24) | 1,129,800 | | |
| | 999(5) | 999 (5) | 18.99 | 5/29/2013 | | | | |
| | 100,000(6) | 150,000(6) | 32.71 | 6/15/2012 | | | | |
| | 200,000(7) | — | 30.08 | 5/30/2012 | | | | |
| | 110,835(3) | — | 33.27 | 6/26/2011 | | | | |
| | 177,607(3) | — | 29.31 | 6/26/2011 | | | | |
| | 50,000(8) | — | 19.00 | 6/29/2010 | | | | |
| | 102,426(3) | — | 33.27 | 3/14/2010 | | | | |
| | 60,000(9) | — | 20.69 | 4/6/2009 | | | | |
| | 19,450(10) | — | 23.08 | 4/8/2008 | | | | |
| | 20,550(11) | — | 23.08 | 4/8/2008 | | | | |
| | 150,000(12) | — | 19.39 | 10/15/2007 | | | | |
| Totals: | 1,389,639 | 521,944 | | | 493,060 | | 158,330 | |
| Michael L. Jackson | 39,000(13) | 26,000(13) | 29.90 | 4/7/2014 | 13,027(21) | 490,597 | 43,629(25) | 1,643,068 |
| | 16,000(14) | 64,000(14) | 29.18 | 4/20/2013 | 18,826(22) | 708,987 | | |
| | 28,017(3) | — | 32.16 | 4/9/2013 | 40,000(24) | 1,506,400 | | |
| | 13,000(15) | 13,000(15) | 15.90 | 4/9/2013 | | | | |
| | 30,000(6) | 45,000(6) | 32.71 | 6/15/2012 | | | | |
| | 50,000(17) | — | 27.98 | 4/10/2012 | | | | |
| | 28,000(18) | 42,000(18) | 33.46 | 4/6/2012 | | | | |
| | 4,242(3) | — | 34.03 | 6/27/2011 | | | | |
| | 15,383(3) | — | 32.16 | 6/27/2011 | | | | |
| | 1,953(3) | — | 32.16 | 6/27/2011 | | | | |
| | 11,060(3) | — | 29.96 | 3/14/2010 | | | | |
| | 8,253(3) | — | 29.96 | 3/14/2010 | | | | |
| | 6,763(3) | — | 32.16 | 3/14/2010 | | | | |
| | 4,039(3) | — | 34.03 | 3/14/2010 | | | | |
| | 7,981(3) | — | 34.03 | 10/13/2009 | | | | |
| | 2,313(3) | — | 34.03 | 4/6/2009 | | | | |
| | 13,322(3) | — | 34.03 | 4/6/2009 | | | | |
| | 16,416(3) | — | 34.03 | 4/8/2008 | | | | |
| Totals: | 295,742 | 190,000 | | | 71,853 | | 43,629 | |
| John H. Hooley | 39,000(13) | 26,000(13) | 29.90 | 4/7/2014 | 12,253(21) | 461,448 | 28,148(25) | 1,060,054 |
| | 14,000(14) | 56,000(14) | 29.18 | 4/20/2013 | 17,512(22) | 659,502 | | |
| | 693(3) | — | 28.85 | 4/9/2013 | 40,000(24) | 1,506,400 | | |
| | 8,723(3) | — | 28.85 | 4/9/2013 | | | | |
| | 1,279(3) | — | 31.28 | 4/9/2013 | | | | |
| | 15,057(3) | — | 31.28 | 4/9/2013 | | | | |
| | 1,997(3) | — | 31.28 | 4/9/2013 | | | | |
| | 798(3) | — | 25.07 | 4/9/2013 | | | | |
| | 8,853(3) | — | 25.07 | 4/9/2013 | | | | |
| | — | 11,742(15) | 15.90 | 4/9/2013 | | | | |
| | — | 1,257(16) | 15.90 | 4/9/2013 | | | | |
| | 60,000(17) | — | 27.98 | 4/10/2012 | | | | |
| | 28,000(18) | 42,000(18) | 33.46 | 4/6/2012 | | | | |
| | 23,865(3) | — | 31.28 | 12/12/2010 | | | | |
| | 10,242(3) | — | 25.07 | 12/12/2010 | | | | |
| | 2,577(3) | — | 25.50 | 4/8/2008 | | | | |
| | 2,585(3) | — | 25.50 | 4/8/2008 | | | | |
| Totals: | 217,669 | 136,999 | | | 69,765 | | 28,148 | |

| Name | Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable | Option Awards: Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Awards: Option Exercise Price ($) | Option Awards: Option Expiration Date | Stock Awards: Number of Shares or Units of Stock Held That Have Not Vested (#) | Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested (20) ($) | Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (20) |
|---|---|---|---|---|---|---|---|---|
| Pamela K. Knous | 39,000(13) | 26,000(13) | 29.90 | 4/7/2014 | 5,000(26) | 188,300 | 43,277(25) | 1,629,812 |
| | 14,000(14) | 56,000(14) | 29.18 | 4/20/2013 | 10,319(21) | 388,614 | | |
| | 8,129(3) | — | 34.16 | 4/9/2013 | 17,863(22) | 672,721 | | |
| | 8,152(3) | — | 33.93 | 4/9/2013 | 30,000(24) | 1,129,800 | | |
| | 6,034(3) | — | 31.80 | 4/9/2013 | | | | |
| | — | 10,742(15) | 15.90 | 4/9/2013 | | | | |
| | — | 1,257(16) | 15.90 | 4/9/2013 | | | | |
| | 10,887(3) | — | 30.62 | 4/9/2013 | | | | |
| | 60,000(17) | — | 27.98 | 4/10/2012 | | | | |
| | 28,000(18) | 42,000(18) | 33.46 | 4/6/2012 | | | | |
| | 70,816(3) | — | 30.46 | 3/14/2010 | | | | |
| | 39,134(3) | — | 33.93 | 4/6/2009 | | | | |
| | 29,808(3) | — | 33.93 | 4/8/2008 | | | | |
| Totals: | 313,960 | 135,999 | | | 63,182 | | 43,277 | |
| David L. Boehnen | 36,000(13) | 24,000(13) | 29.90 | 4/7/2014 | 5,000(26) | 188,300 | 28,148(25) | 1,060,054 |
| | 12,000(14) | 48,000(14) | 29.18 | 4/20/2013 | 17,863(21) | 672,721 | | |
| | 8,600(3) | — | 32.37 | 4/9/2013 | 10,155(22) | 382,437 | | |
| | 8,326(3) | — | 29.18 | 4/9/2013 | 30,000(24) | 1,129,800 | | |
| | 17,503(3) | — | 30.94 | 4/9/2013 | | | | |
| | — | 12,000(15) | 15.90 | 4/9/2013 | | | | |
| | 16,179(19) | — | 27.98 | 4/10/2012 | | | | |
| | 33,821(17) | — | 27.98 | 4/10/2012 | | | | |
| | 24,000(18) | 36,000(18) | 33.46 | 4/6/2012 | | | | |
| | 26,051(3) | — | 30.94 | 3/14/2010 | | | | |
| | 2,183(3) | — | 28.43 | 3/14/2010 | | | | |
| | 43,651(3) | — | 30.40 | 3/14/2010 | | | | |
| | 40,775(3) | — | 30.94 | 4/6/2009 | | | | |
| | 33,655(3) | — | 31.85 | 4/8/2008 | | | | |
| | 7,078(3) | — | 33.42 | 4/8/2008 | | | | |
| | 15,884(3) | — | 30.40 | 6/26/2007 | | | | |
| Totals: | 325,706 | 120,000 | | | 63,018 | | 28,148 | |

(1) This non-qualified stock option vests at the rate of 20 percent per year, with vesting dates of May 26, 2004, May 26, 2005, May 26, 2006, May 26, 2007 and May 26, 2008.

(2) This non-qualified stock option vests at the rate of 20 percent per year, with vesting dates of June 2, 2006, June 2, 2007, June 2, 2008, June 2, 2009 and June 2, 2010.

(3) Represents a "reload" stock option granted under the 2002 Stock Plan upon the exercise and payment of the exercise price by delivery of previously owned shares of SUPERVALU common stock. Each reload stock option is granted for the number of shares tendered as payment for the exercise price and tax withholding obligation, has a per share exercise price equal to the fair market value of a share of the Company's common stock on the date of grant, is exercisable in full on the date of grant and expires on the same date as the original option.

(4) This non-qualified stock option vests at the rate of 20 percent per year, with vesting dates of May 29, 2003, May 29, 2004, May 29, 2005, May 29, 2006 and May 29, 2007.

(5) This incentive stock option vests at the rate of 20 percent per year, with vesting dates of May 29, 2003, May 29, 2004, May 29, 2005, May 29, 2006 and May 29, 2007.

(6) These non-qualified stock options vest at the rate of 20 percent per year, with vesting dates of June 15, 2005, June 15, 2006, June 15, 2007, June 15, 2008 and June 15, 2009.

(7) This non-qualified stock option vested at the rate of 20 percent per year, with vesting dates of May 30, 2002, May 30, 2003, May 30, 2004, May 30, 2005 and May 30, 2006.

(8) This non-qualified stock option vested at the rate of 20 percent per year, with vesting dates of June 29, 2000, June 29, 2001, June 29, 2002, June 29, 2003 and June 29, 2004.

(9) This non-qualified stock option vested at the rate of 20 percent per year, with vesting dates of April 6, 1999, April 6, 2000, April 6, 2001, April 6, 2002 and April 6, 2003.

(10) This non-qualified stock option vested at the rate of 20 percent per year, with vesting dates of April 8, 1998, April 8, 1999, April 8, 2000, April 8, 2001 and April 8, 2002.

(11) This incentive stock option vested at the rate of 20 percent per year, with vesting dates of April 8, 1998, April 8, 1999, April 8, 2000, April 8, 2001 and April 8, 2002.

(12) This non-qualified stock option vested at the rate of 20 percent per year, with vesting dates of October 15, 1997, October 15, 1998, October 15, 1999, October 15, 2000 and October 15, 2001.

(13) These non-qualified stock options vest at the rate of 20 percent per year, with vesting dates of April 7, 2004, April 7, 2005, April 7, 2006, April 7, 2007 and April 7, 2008.

(14) These non-qualified stock options vest at the rate of 20 percent per year, with vesting dates of April 20, 2006, April 20, 2007, April 20, 2008, April 20, 2009 and April 20, 2010.

(15) These non-qualified stock options vest at the rate of 20 percent per year, with vesting dates of April 9, 2003, April 9, 2004, April 9, 2005, April 9, 2006 and April 9, 2007.

(16) These incentive stock options vest at the rate of 20 percent per year, with vesting dates of April 9, 2003, April 9, 2004, April 9, 2005, April 9, 2006 and April 9, 2007.

(17) This non-qualified stock option vests at the rate of 20 percent per year, with vesting of April 10, 2002, April 10, 2003, April 10, 2004, April 10, 2005 and April 10, 2006.

(18) These non-qualified stock options vest at the rate of 20 percent per year, with vesting dates of April 6, 2005, April 6, 2006, April 6, 2007, April 6, 2008 and April 6, 2009.

(19) This incentive stock option vests at the rate of 20 percent per year, with vesting dates of April 10, 2002, April 10, 2003, April 10, 2004, April 10, 2005 and April 10, 2006.

(20) The amounts shown in these columns are calculated using a per share value of $37.66, the closing market price of a share of our common stock on February 23, 2007 (the last trading day preceding the last day of our 2007 fiscal year).

(21) These restricted stock awards represent the shares earned under performance share awards for the fiscal 2005-2006 performance period under the Long Term Incentive Plan. The shares vested on March 2, 2007.

(22) These restricted stock awards represent the shares earned under performance share awards for the fiscal 2004-2006 performance period under the Long Term Incentive Plan. The shares vested on March 2, 2007.

(23) Represents a special restricted stock unit grant to Mr. Noddle to retain his services and maintain his continued leadership of the Company, including integrating the new enterprise following completion of the Albertson's merger. Subject to adjustment and certain performance conditions set forth in the award agreement and Mr. Noddle's continued employment, the restricted stock units will vest over a period of five years from the grant date, on a cumulative basis as follows: up to 25 percent of the total award on October 12, 2009, up to 50 percent of the total award on October 12, 2010 and up to 100 percent of the total award on October 12, 2011 (subject to extension to December 31, 2011 as provided in the award agreement). The award does not vest in full until the fifth anniversary of the date of grant and the final installment representing one-half of the award is contingent on two factors. The first factor is Mr. Noddle's development and delivery of an acceptable succession plan to our Board of Directors. The second factor relates to our stock price maintaining a threshold value. In this regard, the number of shares that vest on each vesting date will be reduced if the Company's stock price on such date is lower than $32.77 (the average of the opening and closing price for our common stock on the grant date), although shares that do not vest as a result of this provision may vest on the next vesting date to the extent that the Company's stock price is greater than $32.77 on such vesting date. The restricted stock units do not pay dividends.

(24) Represents grants of restricted stock units provided for executive retention purposes. Following vesting, the units are paid out in shares of SUPERVALU stock upon the later to occur of a specified age of the executive, one year following retirement or termination or 30 days following death, provided non-competition provisions of the award agreement are adhered to between the vesting and payout dates.

For Mr. Noddle, the restricted stock units became 71 percent vested in June 2002, 86 percent vested in June 2003 and 100 percent vested in June 2004. The age and retirement dates are 60 and June 2006.

For Mr. Jackson, the restricted stock units will become 71 percent vested in April 2008, 86 percent vested in April 2009 and 100 percent vested in April 2010. The age and retirement dates are 60 and December 2011.

For Mr. Hooley, his restricted stock unit award agreement was amended as of February 14, 2007 to provide that, upon his retirement on April 27, 2007, 17,200 of the 40,000 restricted stock units would be forfeited and the remaining 22,800 restricted stock units would vest and be paid out on the date Mr. Hooley reaches age 60 or earlier upon his death.

For Ms. Knous, the restricted stock units became 71 percent vested in June 2005, 86 percent vested in June 2006 and will become 100 percent vested in June 2007. The age and retirement dates are 57 and March 2011.

For Mr. Boehnen, the restricted stock units became 66⅔ percent vested in June 2004, 83⅓ percent vested in June 2005 and 100 percent vested in June 2006. The age and retirement dates are 62 and December 2008.

(25) Represents the target performance shares granted under the Long Term Incentive Plan.

(26) Represents a restricted stock award in recognition of the Named Executive Officer's performance in connection with the Albertson's merger under our 2002 Stock Plan. The restricted stock vests in full on April 18, 2009. Dividends are paid on the restricted stock.

## OPTION EXERCISES AND STOCK VESTED FOR FISCAL YEAR 2007

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise (1) ($) | Number of Shares Acquired on Vesting (2) (#) | Value Realized on Vesting (3) ($) |
| Jeffrey Noddle .............. | 360,487 | $4,607,364 | 37,382 | $1,169,683 |
| Michael L. Jackson .......... | 79,837 | 959,919 | 12,393 | 387,777 |
| John H. Hooley ............ | 14,391 | 179,128 | 11,426 | 357,520 |
| Pamela K. Knous ............ | 90,544 | 661,715 | 11,759 | 367,939 |
| David L. Boehnen ........... | 40,153 | 378,468 | 11,759 | 367,939 |

(1) Amounts reflect the difference between the exercise price of the option and the market price of the Company's common stock at the time of exercise. The market price is the average of the opening and closing sales prices for the Company's common stock on the New York Stock Exchange on the exercise date.

(2) These shares represent restricted stock awards earned from a performance share award under the Company's Long Term Incentive Plan based on our performance for the fiscal 2003-2005 performance period. The restricted stock awards vest in full one year following issuance. These shares vested on March 2, 2006.

(3) Amounts reflect the market value of the Company's common stock on the day the stock vested, determined by multiplying the number of shares acquired on vesting by the average of the opening and closing sales prices for the Company's common stock on the New York Stock Exchange on the vesting date.

## PENSION BENEFITS

| Name | Plan Name (1) | Number of Years Credited Service (#) | Present Value of Accumulated Benefit (2) ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| Jeffrey Noddle (3) | Qualified Retirement Plan | 30 | $ 841,726 | $— |
| | SERP | 30 | 7,247,736 | — |
| | Deferred Compensation Plan | 30 | 7,816 | — |
| Michael L. Jackson (4) | Qualified Retirement Plan | 22.83 | 389,666 | — |
| | Excess Benefits Plan | 22.83 | 1,009,259 | — |
| | Deferred Compensation Plan | 22.83 | 203,223 | — |
| John H. Hooley (5) | Qualified Retirement Plan | 30 | 599,694 | — |
| | SERP | 30 | 856,078 | — |
| | Deferred Compensation Plan | 30 | 119,436 | — |
| Pamela K. Knous (6) | Qualified Retirement Plan | 9.25 | 170,961 | — |
| | Excess Benefits Plan | 9.25 | 454,027 | — |
| David L. Boehnen (7) | Qualified Retirement Plan | 15.67 | 412,349 | — |
| | Excess Benefits Plan | 15.67 | 945,719 | — |
| | Deferred Compensation Plan | 15.67 | 51,069 | — |

(1) We maintain the following programs to provide retirement income to the Named Executive Officers: the SUPERVALU INC. Qualified Retirement Plan (the "Qualified Retirement Plan"), the SUPERVALU INC. Nonqualified Supplemental Executive Retirement Plan (the "SERP"), the SUPERVALU INC. Excess Benefits Plan (the "Excess Benefits Plan") and the SUPERVALU INC. Executive Deferred Compensation Plan II (the "Deferred Compensation Plan"). Each of these plans is discussed below.

(2) The calculation of present value of accumulated benefit assumes: (a) a measurement date of November 30, 2006; (b) a discount rate of 5.75 percent; (c) an assumed retirement at age 62 (earliest unreduced retirement age); (d) a single life annuity form of payment; (e) the use of the 1994 Uninsured Pensioner mortality tables; and (f) no pre-retirement decrements.

(3) Mr. Noddle is currently eligible for early retirement under the Qualified Retirement Plan, the SERP and the Deferred Compensation Plan. Mr. Noddle has elected a lump sum distribution at retirement under the SERP.

(4) Mr. Jackson has elected a lump sum distribution at retirement under the Excess Benefits Plan for amounts credited to his account after fiscal 2004. For amounts credited prior to fiscal 2005, Mr. Jackson has elected a 10-year installment.

(5) Mr. Hooley's present value reflects an offset for benefits previously paid from the SERP.

(6) Ms. Knous has elected a lump sum distribution at retirement under the Excess Benefits Plan.

(7) Mr. Boehnen is currently eligible for early retirement under the Qualified Retirement Plan, the Excess Benefits Plan and the Deferred Compensation Plan. Mr. Boehnen has elected a lump sum distribution at retirement under the Excess Benefits Plan.

The Named Executive Officers each participate in the Qualified Retirement Plan and either the SERP or the Excess Benefits Plan. Each of the SERP and the Excess Benefits Plan were designed to restore the loss of qualified retirement plan benefits due to the Internal Revenue Service compensation limits. In addition, Named Executive Officers may also defer compensation under the Deferred Compensation Plan, as described below.

**SUPERVALU INC. Qualified Retirement Plan**

To participate in the Qualified Retirement Plan, an employee must have one year of service with the Company during which 1,000 hours of service were completed and be at least age 21. Union employees are not covered unless a collective bargaining agreement provides for coverage in the plan. Accrued benefits under the plan are one percent of final average compensation times years of credited service (not to exceed 30 years) plus 0.4 percent of final average compensation in excess of covered compensation times years of credited service (not to exceed 30 years). Final average compensation is defined as the highest five consecutive complete plan years of compensation. Elements of compensation include base pay and bonus pay, less any deferrals under nonqualified deferred compensation plans. Years of credited service are years during which the participant completed at least 1,000 hours of service. Normal retirement is age 65. Accrued benefits are available unreduced at age 62 with 10 or more years of service. Early retirement is available at age 55 with 10 or more years of service. Early retirement reductions are four percent per year prior to age 62.

There are seven optional distribution forms under the Qualified Retirement Plan: single life annuity, which is payable for the lifetime of the participant only; 5, 10 and 15 year term certain annuities, which are payable for the lifetime of the participant with a guaranteed stream of benefits payable to the named beneficiary if the participant dies before the end of the guaranteed term; and 50 percent, 66-2/3 percent and 100 percent joint and survivor annuities, which are payable for the lifetime of the participant with the applicable percentage of the participant's annuity being paid to the surviving spouse or surviving joint annuitant for their lifetime. Lump sums are also available to certain limited participant groups. These distribution options are elected and payable at early or normal retirement.

**SUPERVALU INC. Nonqualified Supplemental Executive Retirement Plan (SERP)**

The SERP was designed to restore the loss of qualified retirement plan benefits due to statutory limits on benefits and compensation in such plans and to restore the loss of any qualified retirement plan benefits due to the change in benefit formula in that plan on February 26, 1989. Participation in this plan is limited to employees who satisfy the following requirements: (1) were born before March 1, 1952; (2) have at least 15 years of credited service; (3) are highly compensated employees (as defined under Section 414(q) of the Code) at termination; and (4) on February 26, 1989, were actively employed by SUPERVALU and were participants in the Qualified Retirement Plan. Accrued benefits are 1.7 percent of final average compensation times years of credited service (not to exceed 30 years) minus the sum of (A) 0.1 percent of final average compensation in excess of $75,000 times years of credited service (not to exceed 30 years) and (B) 1/30th of the participant's approximate social security benefit times years of credited service (not to exceed 30 years) minus the dollar amount of the benefit payable from the Qualified Retirement Plan. Normal retirement is age 65. Accrued benefits are available unreduced at age 62 with 10 or more years of service. Early retirement is available at age 55 with 10 or more years of service. Early retirement reductions are four percent per year prior to age 62.

There are nine basic optional distribution forms under the SERP: single life annuity, which is payable for the lifetime of the participant only; 50 percent, 66-2/3 percent and 100 percent joint and survivor annuities, which are payable for the lifetime of the participant with the applicable percentage of the participant's annuity being paid to the surviving spouse or joint annuitant for their lifetime; 10 and 15 year term certain annuities, which are payable for the lifetime of the participant with a guaranteed stream of benefits payable to the named beneficiary if the participant dies before the end of the guaranteed term; lump sum; and annual installments over a five or ten year period. Participants who do not file timely distribution elections receive payment in the form of a single lump sum.

Distribution of benefits occurs at the election of the participant: (a) within 30 days of termination; (b) during the month of March following termination; (c) during the month of March following the later of age 55 or termination; (d) during the month of March following the later of age 62 or termination; (e) during the month of March following the later of age 65 or termination; or (f) within 30 days following the later of a specific date or termination. Participants who do not file a timely election, will receive distribution during the March following termination. If distribution is being made to a "key employee," the portion of the participant's benefit attributable to benefits accrued after December 31, 2004, will be delayed for 6 months following termination. A "key employee" is any officer with annual compensation greater than $145,000.

**SUPERVALU INC. Excess Benefits Plan**

The Excess Benefits Plan was designed to restore the loss of qualified retirement plan benefits due to statutory limits on benefits and compensation in such plans. Participation in this plan is limited to employees who satisfy the following requirements: (1) have a benefit in a qualified plan that is reduced by statutory limits; (2) are not covered by the SERP; and (3) are selected for participation by the Committee. Accrued benefits are the additional amount that would have been paid from the qualified plans but for the statutory limits. Normal retirement is age 65. Accrued benefits are available unreduced at age 62 with 10 or more years of service. Early retirement is available at age 55 with 10 or more years of service. Early retirement reductions are four percent per year prior to age 62.

There are seven basic distribution options under the plan: single life annuity, which is payable for the lifetime of the participant only; 50 percent, 66-2/3 percent and 100 percent joint and survivor annuities, which are payable for the lifetime of the participant with the applicable percentage of the participant's annuity being paid to the surviving spouse or joint annuitant for their lifetime; lump sum; and annual installments over a period of five or ten years. Participants who do not file timely distribution elections receive payment in the form of a single lump sum.

Distribution of benefit occurs at the election of the participant: (a) within 30 days of termination; (b) during the month of March following termination; (c) during the month of March following the later of age 55 or termination; (d) during the month of March following the later of age 62 or termination; or (e) during the month of March following the later of age 65 or termination. Participants who do not file timely elections will receive distribution during the March following termination. If distribution is being made to a "key employee" (as defined above), the portion of the participant's benefit attributable to benefits accrued after December 31, 2004 will be delayed for six months following termination.

**SUPERVALU INC. Executive Deferred Compensation Plan II**

Participants in the Deferred Compensation Plan can elect to defer on a pre-tax basis up to 40 percent of base salary and may also elect to defer up to 100 percent of incentive compensation during a plan year. Account balances accumulate on a tax-deferred basis and are credited at an effective annual interest rate equal to SUPERVALU's intermediate-term borrowing cost as of March 1 and September 1. Participants make a distribution election for each plan year which ranges from a lump sum distribution to an annual payment over 25 years. The fiscal 2007 plan interest rate was 6.20 percent effective February 26, 2006 and was changed to 6.70 percent effective September 1, 2006.

In addition to other benefits described elsewhere, the Deferred Compensation Plan also provides that if a participant suffers a reduction in benefits under certain specified tax qualified plans as a result of deferring compensation into the Deferred Compensation Plan, at the time those other qualified plan benefits commence, the actuarial present value of those reduced benefits is computed and credited to the participant's account in the Deferred Compensation Plan.

## NONQUALIFIED DEFERRED COMPENSATION (1)

| Name | Executive Contributions in Last Fiscal Year ($) (2) | Registrant Contributions in Last Fiscal Year ($) (3) | Aggregate Earnings in Last Fiscal Year ($) (4) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last Fiscal Year ($) |
|---|---|---|---|---|---|
| Jeffrey Noddle | $ — | $ — | $ 27,700 | $— | $ 494,278 |
| Michael L. Jackson | 63,096 | 14,025 | 106,047 | — | 1,893,644 |
| John H. Hooley | — | 13,613 | 137,418 | — | 2,147,455 |
| Pamela K. Knous | — | — | — | — | — |
| David L. Boehnen | 23,500 | 5,145 | 59,050 | — | 1,011,310 |

(1) The Company offers eligible participants the opportunity to participate each year in the current executive nonqualified deferred compensation plan. Other inactive nonqualified compensation plans also exist and are governed by the respective rules which existed while they were active. The executive contributions for Mr. Jackson and Mr. Boehnen are included in the Summary Compensation Table. The registrant contributions and aggregate earnings are not included in the Summary Compensation Table.

(2) Contributions credited in fiscal 2007 include deferrals on base salary earned in 2007.

(3) Because of limitations on the annual compensation that can be taken into account under the 401(k) Plan, participants received an additional contribution by the Company for their 2006 Deferred Compensation Plan deferrals and contributed this restoration to a participant account in 2007 as if there were no income limitations for a Company match or profit sharing contribution under the 401(k) Plan.

(4) Earnings for both the current and inactive plans are determined as a fixed percentage rate based on current account balances. The current interest rate determination is based on the Company's intermediate-term borrowing rate.

## POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The tables below reflect the amount of compensation that would be paid to each of the Named Executive Officers in the event of termination of such executive's employment under several different circumstances. The amounts shown assume that such termination was effective as of the last day of the last completed fiscal year, and thus includes amounts earned through such time and are estimates of the amounts that would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from SUPERVALU.

For purposes of calculating the estimated potential payments to our Named Executive Officers under the SERP and Excess Benefit Plan, we have used the actuarial factors and assumptions set forth in the plan documents.

### Potential Payments and Benefits upon Termination Absent a Change of Control

The first column of the table below sets forth the payments to which each Named Executive Officer would be entitled, other than accrued but unpaid base salary and any benefits payable or provided under broad-based employee benefit plans and programs, in the event of a qualified retirement. The second and third columns of the table reflect payments that would be due in the event of the Named Executive Officer's termination of employment due to death or disability prior to a change of control of SUPERVALU. In any of these events, we are not obligated to provide any special severance payments, health or welfare benefits or tax gross-ups to the Named Executive Officers. Mr. Noddle and Mr. Boehnen each meet the age and service requirements for retirement and, therefore, accelerated vesting of equity awards would occur upon death, disability or retirement.

| Name | Retirement | Death | Disability |
|---|---|---|---|
| Jeffrey Noddle | $7,275,458 | $8,815,458 | $7,515,458 |
| Michael L. Jackson | 821,534 | 3,131,390 | 2,488,044 |
| John H. Hooley | 1,665,925 | 2,390,425 | 1,905,925 |
| Pamela K. Knous | 814,906 | 2,731,842 | 2,169,534 |
| David L. Boehnen | 1,535,627 | 2,193,627 | 1,775,627 |

Long term disability payments would be provided to the Named Executive Officers on a monthly basis, while a life insurance payout would be made as a single cash payment to the beneficiary. All other payouts are made as previously described under the Pension Benefits Table on page 36.

**Potential Payments and Benefits upon Termination Following, or in Connection with, a Change of Control**

We have entered into change of control agreements with certain of our executives and other employees, including each of the Named Executive Officers.

In general, these agreements entitle the Named Executive Officers to receive a lump sum cash payment if the executive's employment is terminated (other than for cause or disability, as defined in the agreements) within two years after or in anticipation of a change of control (as defined in the agreements). In addition, Mr. Noddle is entitled to receive this payment if he terminates his employment for any reason during the seventh month following a change of control. The lump sum cash payment is equal to a multiple of three times the Named Executive Officer's annual base salary, annual bonus (calculated in accordance with the agreements) and the value of the Named Executive Officer's annual perquisites. Each Named Executive Officer would also receive a lump sum retirement benefit equal to the present value of the additional qualified pension plan benefits the executive would have accrued under the plan absent the early termination. Generally, the Named Executive Officer would also be entitled to continued family medical, dental and life insurance coverage until the earlier of 36 months after termination or the commencement of comparable coverage with a subsequent employer. Each agreement includes a covenant not to compete with SUPERVALU. Due to the possible imposition of excise taxes on the payments, the agreements also provide that the severance benefits payable to a Named Executive Officer will be increased by an amount equal to the excise tax imposed on such payments.

Several of our compensation and benefit plans contain provisions for enhanced benefits upon a change of control of SUPERVALU. These enhanced benefits include immediate vesting of stock options, performance shares, restricted stock and restricted stock unit awards. The Named Executive Officers and other executive officers also hold limited stock appreciation rights, granted in tandem with stock options that would become immediately exercisable upon a change of control, and allow the executive to receive cash for the bargain element in the related stock option. Under our executive deferred compensation plans, benefits payable upon termination may be increased by 30 percent to compensate the Named Executive Officer for any excise tax liability incurred following a change of control. Our retirement plans provide for full vesting if employment terminates under specified circumstances within two years following a change of control. Additionally, the Qualified Retirement Plan provides that if it is terminated within five years following a change of control, any excess plan assets will not revert to the Company and will be used for the benefit of certain plan participants.

We may set aside funds in an irrevocable grantor trust to satisfy our obligations arising from certain of our benefit plans. Funds will be set aside in the trust automatically upon a change of control. The trust assets would remain subject to the claims of our creditors.

The table below sets forth the amounts each Named Executive Officer would be entitled to receive, other than accrued but unpaid base salary and any benefits payable or provided under broad-based employee benefit plans and programs, in the event of a termination of the Named Executive Officer's employment by SUPERVALU without cause or by the Named Executive Officer for good reason following or in connection with a change in control of SUPERVALU. For purposes of calculating the estimated potential payment to the Named Executive Officers with respect to the pension differential under the change in control agreements, as reflected in the table below, we have used the actuarial factors and assumptions set forth in the plan documents, including an immediate discount rate of 4.69 percent and assuming a lump sum payment of the pension differential. These amounts do not include pension benefits described in the Pension Benefits Table on page 36 and the other retirement benefits described following the Pension Benefits Table.

| | Jeffrey Noddle | Michael L. Jackson | John H. Hooley | Pamela K. Knous | David L. Boehnen |
|---|---|---|---|---|---|
| Base salary | $ 3,300,000 | $ 1,892,885 | $1,552,500 | $1,719,231 | $1,410,000 |
| Bonus | 4,467,375 | 1,612,875 | 1,269,747 | 1,215,879 | 986,694 |
| Accelerated vesting of equity awards (1)(2) | 21,749,025 | 4,575,978 | 3,702,352 | 2,902,612 | 2,065,654 |
| Health and welfare benefits | 122,310 | 55,413 | 52,521 | 31,710 | 39,360 |
| 401(k) payment | 92,813 | 76,662 | 59,383 | 65,761 | 53,933 |
| Pension valuation differential | 556,374 | 924,772 | 454,252 | 526,601 | 523,874 |
| Perquisites | 206,768 | 93,573 | 69,750 | 67,935 | 83,001 |
| Excise/income tax gross-up | 9,573,772 | 3,163,283 | 2,391,461 | 2,095,129 | — |
| Total | $40,068,436 | $12,395,441 | $9,551,966 | $8,624,858 | $5,162,516 |

(1) The stock option value is calculated by multiplying the number of unvested shares by the difference between the grant price and the closing stock price on February 23, 2007 ($37.66), the last trading day before our fiscal year end. The performance shares and restricted stock value is calculated by multiplying the number of unvested shares by the closing stock price on February 24, 2007.

(2) Does not include the value of restricted stock that has vested since February 24, 2007.

A change of control generally includes the occurrence of any of the following events or circumstances:

- the acquisition of 20 percent or more of the outstanding shares of SUPERVALU or the voting power of the outstanding voting securities of SUPERVALU, other than any acquisition from or by SUPERVALU or any SUPERVALU-sponsored employee benefit plan;
- consummation of a merger or other business combination of SUPERVALU or sale of substantially all of the assets of SUPERVALU, unless following such transaction SUPERVALU's historic shareholders retain at least 60 percent ownership of the surviving entity;
- a change in our Board's composition within any 24-month period such that a majority of the Board's members does not include those who were members at the date of the beginning of the employment period; or
- a determination by a majority of our Board that a change of control has occurred.

Cause generally means the willful and continued failure of the officer to substantially perform his or her duties, the conviction of a felony, the willful engaging in gross misconduct that is materially and demonstrably injurious to SUPERVALU or personal dishonesty that results in substantial personal enrichment.

Good reason generally means the annual base salary or highest annual bonus are reduced, the duties and responsibilities or the program of incentive compensation are materially and adversely diminished, the forced relocation of more than 45 miles or the significant increase in travel obligations, the failure to provide for the assumption of the agreement by any successor entity or, for Mr. Noddle, the termination of employment for any reason during the seventh month following the change of control.

## REPORT OF AUDIT COMMITTEE

The Audit Committee of the Board of Directors is comprised of the following non-employee directors: Garnett L. Keith, Jr. (Chairperson), A. Gary Ames, Irwin Cohen, Marissa Peterson, Steven S. Rogers and Kathi P. Seifert. All of the members of the Audit Committee are independent directors under the New York Stock Exchange listing standards. In addition, the Board has determined that all members of the Audit Committee are financially literate under the New York Stock Exchange listing standards and that Irwin Cohen qualifies as an "audit committee financial expert" under the rules of the SEC.

The Audit Committee operates under a written charter adopted by the Board of Directors, which is evaluated annually. The charter of the Audit Committee is available on SUPERVALU's website at http://www.supervalu.com. Click on the tab "Site Map" and then the caption "Corporate Governance" under the heading "About Us." The Audit Committee selects, evaluates and, where deemed appropriate, replaces SUPERVALU's independent registered public accountants. The Audit Committee also pre-approves all audit services, engagement fees and terms, and all permitted non-audit engagements, except for certain de minimus amounts.

Management is responsible for SUPERVALU's internal controls and the financial reporting process. SUPERVALU's independent registered public accountants are responsible for performing an independent audit of SUPERVALU's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and issuing a report on SUPERVALU's consolidated financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has reviewed SUPERVALU's audited financial statements for fiscal 2007 and has met and held discussions with management and KPMG LLP, the independent registered public accountants. Management represented to the Audit Committee that SUPERVALU's consolidated financial statements for fiscal 2007 were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee discussed the consolidated financial statements with KPMG. The Audit Committee also discussed with KPMG matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees.*

KPMG provided to the Audit Committee the written disclosure required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and the Audit Committee discussed with KPMG the accounting firm's independence.

Based upon the Audit Committee's discussions with management and KPMG and the Audit Committee's review of the representation of management and the report of KPMG to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in SUPERVALU's Annual Report on Form 10-K for the fiscal year ended February 24, 2007, filed with the SEC.

The Executive Personnel and Compensation Committee also considered whether non-audit services provided by the independent registered public accountants during fiscal 2007 were compatible with maintaining their independence and concluded that such non-audit services did not affect their independence.

Respectfully submitted,

Garnett L. Keith, Jr., Chairperson
A. Gary Ames
Irwin Cohen
Marissa Peterson
Steven S. Rogers
Kathi P. Seifert

## INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS' FEES

The Audit Committee has a formal policy concerning the approval of audit and non-audit services to be provided by SUPERVALU's independent registered public accountants. A copy of this policy can be found in the Audit Committee's charter which is available on SUPERVALU's website at http://www.supervalu.com. Click on the tab "Site Map" and then the caption "Corporate Governance" under the heading "About Us." The policy requires that the Audit Committee pre-approve all audit services, engagement fees and terms and all permitted non-audit engagements, subject to the de minimus exceptions permitted pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"). The Chairperson of the Audit Committee is authorized to grant such pre-approvals in the event there is a need for such approvals prior to the next full Audit Committee meeting, provided all such pre-approvals are then reported to the full Audit Committee at its next scheduled meeting.

During fiscal 2007 and 2006, KPMG provided various audit, audit-related and non-audit services to SUPERVALU. The Audit Committee pre-approved all audit services, audit-related services and all other services provided by KPMG in fiscal 2007 and 2006. The following table presents fees for professional services charged by KPMG to SUPERVALU by type and amount for fiscal 2007 and fiscal 2006.

| ($ in thousands) | 2007 (3) | 2006 |
|---|---|---|
| Audit fees | $5,870 | $1,953 |
| Audit-related fees (1) | 831 | 608 |
| Total audit and audit related fees | 6,701 | 2,561 |
| Tax fees (2) | 180 | — |
| All other fees | — | — |
| Total fees | $6,881 | $2,561 |

(1) Audit-related fees consist principally of fees for audits of financial statements of certain employee benefit plans and audits of the financial statements of certain subsidiaries

(2) Tax fees consist of fees for tax consultation services

(3) Fees for 2007 are estimates

## PROPOSAL TO APPROVE THE SUPERVALU INC. 2007 STOCK PLAN (ITEM 2)

### Reasons for Approval

In May 2007, the Board of Directors adopted, subject to stockholder approval, the SUPERVALU INC. 2007 Stock Plan (the "2007 Stock Plan"). The purpose of the 2007 Stock Plan is to promote the interests of SUPERVALU and our stockholders by aiding us in attracting and retaining employees, officers, consultants, advisors and non-employee Directors who we expect will contribute to our future success. The 2007 Stock Plan will allow us to provide participants with incentives to maximize their efforts on behalf of SUPERVALU through stock-based awards that provide them with opportunities for stock ownership, further aligning the interests of participants with SUPERVALU's stockholders.

We currently award stock-based compensation, including stock options, restricted stock and performance stock units, under different plans: the SUPERVALU INC. 2002 Stock Plan, the SUPERVALU INC. Long Term Incentive Plan, the SUPERVALU INC. Restricted Stock Plan and the Albertson's, Inc. 2004 Equity and Performance Incentive Plan. As of April 19, 2007, a total of approximately 12,068,092 shares remained available for future awards under these plans (see the Equity Compensation Plan Information Table on page 50 for more information on grants made under our equity compensation plans). No further awards will be made pursuant to any of our existing equity compensation plans following stockholder approval of the 2007 Stock Plan.

The Board of Directors believes that stock-based compensation is essential in attracting, retaining and recruiting highly qualified officers, employees and non-employee Directors. The 2007 Stock Plan will allow for the continued use of stock-based compensation, and will allow us to make all stock-based awards to all participants throughout our Company under a single plan going forward. As discussed below, the 2007 Stock Plan will also permit us significant flexibility in determining the types and specific terms of awards made to participants. This flexibility will allow us to make future awards based on then-current objectives for aligning compensation with stockholder value.

The following is a summary of the material terms of the 2007 Stock Plan and is qualified in its entirety by reference to the 2007 Stock Plan. A copy of the 2007 Stock Plan is attached as Appendix A to this proxy statement.

### Administration

The Executive Personnel and Compensation Committee (the "Committee") will administer the 2007 Stock Plan and will have full power and authority to determine when and to whom awards will be granted, and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the 2007 Stock Plan. In addition, the Committee can specify whether, and under what circumstances, awards to be received under the 2007 Stock Plan or amounts payable under such awards may be deferred automatically or at the election of either the holder of the award or the Committee. Subject to the provisions of the 2007 Stock Plan, the Committee may amend or waive the terms and conditions, or accelerate the exercisability, of an outstanding award. The Committee has authority to interpret the 2007 Stock Plan and establish rules and regulations for the administration of the 2007 Stock Plan.

The Committee may delegate its powers under the 2007 Stock Plan to one or more Directors (including a Director who is also one of our officers), except that the Committee may not delegate its powers to grant awards to executive officers or Directors who are subject to Section 16 of the Exchange Act, or in a way that would violate Section 162(m) of the Code. The Board of Directors may also exercise the powers of the Committee at any time, so long as its actions would not violate Rule 16b-3 promulgated by the SEC under the Exchange Act or Section 162(m) of the Code. The Committee also may authorize one or more of our officers to grant options under the 2007 Stock Plan, subject to the limitations of Section 157 of the Delaware General Corporation Law, but these officers will not be authorized to grant options to officers or Directors of SUPERVALU or any affiliate who are subject to Section 16 of the Exchange Act.

**Eligible Participants**

Any employee, officer, consultant, advisor or non-employee Director providing services to us or any of our affiliates, who is selected by the Committee, is eligible to receive an award under the 2007 Stock Plan. As of April 18, 2007, approximately 3,500 employees, officers, consultants, advisors and Directors were eligible as a class to be selected by the Committee to receive awards under the 2007 Stock Plan.

**Shares Available For Awards**

The aggregate number of shares of our common stock that may be issued under all stock-based awards made under the 2007 Stock Plan will be 35,000,000. No person may be granted under the 2007 Stock Plan in any taxable year options, stock appreciation rights or any other awards, the value of which is based solely on an increase in the value of our common stock after the date of grant of the award, of more than 1,000,000 shares in the aggregate. The maximum amount payable pursuant to all performance awards to any person in the aggregate in any taxable year under the 2007 Stock Plan will be $5,000,000 in value, whether payable in cash, shares of our common stock or other property.

The Committee will adjust the number of shares and share limits described above in the case of a stock dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, issuance of warrants or other rights or other similar corporate transaction or event that affects shares of our common stock, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2007 Stock Plan.

We commit to our stockholders that for the three year period comprising our 2008, 2009 and 2010 fiscal years, we will not grant a number of shares subject to stock options, SARs or stock awards to employees or non-employee directors greater than an average of 2.91 percent of the number of shares of our common stock that will be outstanding as calculated at the end of each fiscal year over the three year period. For purposes of this calculation, the number of shares that we grant in any one year can exceed 2.91 percent of the number of shares of our common stock that we have outstanding so long as the average number of shares that we grant during such three-year period does not exceed 2.91 percent. Furthermore, in determining the number of shares granted in a particular year, each option or SAR will count at the rate of one to one and each stock award will count at the rate of 3.8 to one.

**Accounting for Awards**

If an award entitles the holder to receive or purchase shares of our common stock, the shares covered by such award or to which the award relates will be counted against the aggregate number of shares available for awards under the 2007 Stock Plan as follows:

- with respect to stock options and stock appreciation rights, the number of shares available for awards will be reduced by one share for each share covered by such award or to which the award relates;
- with respect to any awards other than stock options and stock appreciation rights, the number of shares available for awards will be reduced by 3.8 shares for each share covered by such award or to which such award relates;
- for stock appreciation rights settled in shares upon exercise, the aggregate number of shares with respect to which the stock appreciation right is exercised, rather than the number of shares actually issued upon exercise, will be counted against the number of shares available for awards under the 2007 Stock Plan;

- awards that do not entitle the holder to receive or purchase shares and awards that are denominated at the time of grant as payable only in cash will not be counted against the aggregate number of shares available for awards under the 2007 Stock Plan; and
- awards that at the time of grant could be payable in cash or shares and that are settled in cash will not be counted against the aggregate number of shares available for awards under the 2007 Stock Plan.

If any shares covered by an award or to which an award relates are not purchased or are forfeited (including shares of restricted stock, whether or not dividends have been paid on such shares), or if an award otherwise terminates or is cancelled without delivery of any shares, then the number of shares counted pursuant to the 2007 Stock Plan against the aggregate number of shares available under the 2007 Stock Plan with respect to such award, to the extent of any such forfeiture, termination or cancellation, will again be available for granting awards under the 2007 Stock Plan. Shares that are tendered to us in full or partial payment upon exercise of an award and shares withheld by or otherwise remitted to us in connection with the satisfaction of tax obligations relating to an award will not become available again for granting awards under the 2007 Stock Plan.

**Types of Awards and Terms and Conditions**

The 2007 Stock Plan permits the granting of:

- stock options (including both incentive and non-qualified stock options);
- stock appreciation rights ("SARs");
- restricted stock and restricted stock units;
- dividend equivalents;
- performance awards of cash, stock or property;
- stock awards; and
- other stock-based awards.

Awards may be granted alone, in addition to, in combination with or in substitution for, any other award granted under the 2007 Stock Plan or any other compensation plan. Awards can be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or as required by applicable law. Awards may provide that upon the grant or exercise thereof, the holder will receive cash, shares of our common stock, other securities or property, or any combination of these in a single payment, installments or on a deferred basis. The exercise price per share under any stock option and the grant price of any SAR may not be less than the fair market value of our common stock on the date of grant of such option or SAR except to satisfy legal requirements of foreign jurisdictions or if the award is in substitution for an award previously granted by an entity acquired by us. Determinations of fair market value under the 2007 Stock Plan will be made in accordance with methods and procedures established by the Committee. The term of awards may not be longer than 10 years from the date of grant, except that the term of each option and each SAR may not be longer than 7 years from the date of grant. Awards will be adjusted by the Committee in the case of a stock dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, issuance of warrants or other rights or other similar corporate transaction or event that affects shares of our common stock in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2007 Stock Plan.

**Stock Options.** The holder of an option will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, all as determined by the Committee.

The option exercise price may be payable either in cash or, at the discretion of the Committee, in other securities or other property having a fair market value on the exercise date equal to the exercise price.

**Stock Appreciation Rights**. The holder of an SAR is entitled to receive the excess of the fair market value (calculated as of the exercise date or, at the Committee's discretion, as of any time during a specified period before or after the exercise date) of a specified number of shares of our common stock over the grant price of the SAR. SARs vest and become exercisable in accordance with a vesting schedule established by the Committee.

**Restricted Stock and Restricted Stock Units**. The holder of restricted stock will own shares of our common stock subject to restrictions imposed by the Committee (including, for example, restrictions on the right to vote the restricted shares or to receive any dividends with respect to the shares) for a specified time period determined by the Committee. The holder of restricted stock units will have the right, subject to any restrictions imposed by the Committee, to receive shares of our common stock, or a cash payment equal to the fair market value of those shares, at some future date determined by the Committee. The Committee may permit accelerated vesting in the case of a participant's death, disability or retirement, or a change in control of SUPERVALU. If the participant's employment or service as a Director terminates during the vesting period for any other reason, the restricted stock and restricted stock units will be forfeited, unless the Committee determines that it would be in our best interest to waive the remaining restrictions.

**Dividend Equivalents**. The holder of a dividend equivalent will be entitled to receive payments (in cash, shares of our common stock, other securities or other property) equivalent to the amount of cash dividends paid by us to our stockholders, with respect to the number of shares determined by the Committee. Dividend equivalents will be subject to other terms and conditions determined by the Committee, but the Committee may not grant dividend equivalents in connection with grants of options or SARs.

**Performance Awards**. The Committee may grant performance awards under the 2007 Stock Plan. A performance award may be denominated or payable in cash, stock (including restricted stock and restricted stock units), other securities, other awards or other property, and confers on the holder the right to receive payments, in whole or in part, upon the achievement of performance goals during a performance period as established by the Committee. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award will be determined by the Committee. Performance awards that are granted to participants who may be "covered employees" under Section 162(m) of the Code and that are intended to be "qualified performance based compensation" within the meaning of Section 162(m) of the Code, to the extent required by Section 162(m) of the Code, must be conditioned solely on the achievement of one or more objective performance goals established by the Committee within the time prescribed by Section 162(m) of the Code, and must otherwise comply with the requirements of Section 162(m) of the Code.

Performance goals must be based solely on one or more of the following business criteria, applied on a corporate, subsidiary, division, business unit or line of business basis: sales, revenue, costs, expenses, earnings (including one or more of net profit after tax, gross profit, operating profit, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization and net earnings), earnings per share, earnings per share from continuing operations, operating income, pre-tax income, operating income margin, net income, margins (including one or more of gross, operating and net income margins), returns (including one or more of return on actual or proforma assets, net assets, equity, investment, capital and net capital employed), stockholder return (including total stockholder return relative to an index or peer group), stock price, economic value added, cash generation, cash flow, unit volume, working capital, market share, cost reductions and strategic plan development and implementation. The measure of performance may be set by reference to an absolute standard or a comparison to specified companies or groups of companies, or other external measures. The Committee may establish rules during the first 90 days of a performance period to permit the Committee to adjust any evaluation of the performance under the applicable goals to exclude the effect of certain events, including asset write-downs; litigation or claim judgments or settlements; changes in tax law, accounting principles or other such laws or provisions affecting reported results; severance, contract termination and other costs related to exiting certain business activities; and gains or losses from the disposition of businesses or assets or from the early extinguishment of debt.

**Stock Awards.** The Committee may grant unrestricted shares of our common stock, subject to terms and conditions determined by the Committee and the limitations in the 2007 Stock Plan.

**Other Stock-Based Awards.** The Committee is also authorized to grant other types of awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to our common stock, subject to terms and conditions determined by the Committee and the limitations in the 2007 Stock Plan.

**Duration, Termination and Amendment**

Unless discontinued or terminated by the Board of Directors, the 2007 Stock Plan will expire on May 23, 2017. No awards may be made after that date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the 2007 Stock Plan prior to expiration may extend beyond the expiration of the 2007 Stock Plan through the award's normal expiration date.

The Board of Directors may amend, alter, suspend, discontinue or terminate the 2007 Stock Plan at any time, although stockholder approval must be obtained for any amendment to the 2007 Stock Plan that would increase the number of shares of our common stock available under the 2007 Stock Plan, increase the award limits under the 2007 Stock Plan, permit awards of options or SARs at a price less than fair market value, permit repricing of options or SARs, or cause Section 162(m) of the Code to become unavailable with respect to the 2007 Stock Plan. Stockholder approval is also required for any action that requires stockholder approval under the rules and regulations of the SEC, the New York Stock Exchange or any other securities exchange that are applicable to us.

**Prohibition on Repricing Awards**

Without the approval of our stockholders, the Committee will not reprice, adjust or amend the exercise price of any options or the grant price of any SAR previously awarded, whether through amendment, cancellation and replacement grant or any other means, except in connection with a stock dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, issuance of warrants or other rights or other similar corporate transaction or event that affects shares of our common stock, in order to prevent dilution or enlargement of the benefits, or potential benefits intended to be provided under the 2007 Stock Plan.

**Transferability of Awards**

Unless otherwise provided by the Committee, awards other than stock awards under the 2007 Stock Plan may only be transferred by will or by the laws of descent and distribution. Incentive stock options may only be transferred by will or by the laws of descent and distribution. No award other than stock awards may be transferred for value.

**Federal Income Tax Consequences**

**Grant of Options and SARs.** The grant of a stock option or SAR is not expected to result in any taxable income for the recipient.

**Exercise of Options and SARs.** Upon exercising a non-qualified stock option, the optionee must recognize ordinary income equal to the excess of the fair market value of the shares of our common stock acquired on the date of exercise over the exercise price, and we will generally be entitled at that time to an income tax deduction for the same amount. The holder of an incentive stock option generally will have no taxable income upon exercising the option (except that an alternative minimum tax liability may arise), and we will not be entitled to an income tax deduction. Upon exercising a SAR, the amount of any cash received and the fair market value on the exercise date of any shares of our common stock received are taxable to the recipient as ordinary income and generally deductible by us.

**Disposition of Shares Acquired Upon Exercise of Options and SARs.** The tax consequence upon a disposition of shares acquired through the exercise of an option or SAR will depend on how long the shares have been held and whether the shares were acquired by exercising an incentive stock option or by exercising a non-qualified stock option or SAR. Generally, there will be no tax consequence to us in connection with the disposition of shares acquired under an option or SAR, except that we may be entitled to an income tax deduction in the case of the disposition of shares acquired under an incentive stock option before the applicable incentive stock option holding periods set forth in the Code have been satisfied.

**Awards Other than Options and SARs.** As to other awards granted under the 2007 Stock Plan that are payable either in cash or shares of our common stock that are either transferable or not subject to substantial risk of forfeiture, the holder of the award must recognize ordinary income equal to (a) the amount of cash received or, as applicable, (b) the excess of (i) the fair market value of the shares received (determined as of the date of receipt) over (ii) the amount (if any) paid for the shares by the holder of the award. We will generally be entitled at that time to an income tax deduction for the same amount.

As to an award that is payable in shares of our common stock that are restricted from transfer and subject to substantial risk of forfeiture, unless a special election is made by the holder of the award under the Code, the holder must recognize ordinary income equal to the excess of (i) the fair market value of the shares received (determined as of the first time the shares become transferable or not subject to substantial risk of forfeiture, whichever occurs earlier) over (ii) the amount (if any) paid for the shares by the holder of the award. We will generally be entitled at that time to an income tax deduction for the same amount.

**Income Tax Deduction.** Subject to the usual rules concerning reasonable compensation, including our obligation to withhold or otherwise collect certain income and payroll taxes, and assuming that, as expected, stock options, SARs and certain other performance awards paid under the 2007 Stock Plan are "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, we will generally be entitled to a corresponding income tax deduction at the time a participant recognizes ordinary income from awards made under the 2007 Stock Plan.

**Special Rules for Executive Officers and Directors Subject to Section 16 of the Exchange Act.** Special rules may apply to individuals subject to Section 16 of the Exchange Act. In particular, unless a special election is made pursuant to the Code, shares received through the exercise of a stock option or SAR may be treated as restricted as to transferability and subject to a substantial risk of forfeiture for a period of up to six months after the date of exercise. Accordingly, the amount of any ordinary income recognized and the amount of our income tax deduction will be determined as of the end of that period.

**Delivery of Shares for Tax Obligation.** Under the 2007 Stock Plan, the Committee may permit participants receiving or exercising awards, subject to the discretion of the Committee and upon such terms and conditions as it may impose, to deliver shares of our common stock (either shares received upon the receipt or exercise of the award or shares previously owned by the participant) to us to satisfy federal, state or local tax obligations.

**Section 409A of the Code.** The Committee will administer and interpret the 2007 Stock Plan and all award agreements in a manner consistent with the intent to satisfy the requirements of Section 409A of the Code to avoid any adverse tax results thereunder to a holder of an award. If any provision of the 2007 Stock Plan or any award agreement would result in such adverse consequences, the Committee may amend that provision or take other necessary action to avoid any adverse tax results and no such action will be deemed to impair or otherwise adversely affect the rights of any holder of an award under the 2007 Stock Plan.

### New Plan Benefits

No benefits or amounts have been granted, awarded or received under the 2007 Stock Plan that were subject to stockholder approval. In addition, the Committee in its sole discretion will determine the number and types of awards that will be granted under the 2007 Stock Plan. Thus, it is not possible to determine the benefits that will be received by eligible participants if the 2007 Stock Plan were to be approved by our stockholders. The closing price of a share of our common stock, as reported on the New York Stock Exchange on April 27, 2007, was $46.01.

### Equity Compensation Plan Information

The following table sets forth information as of February 24, 2007 about SUPERVALU's common stock that may be issued under all of its equity compensation plans:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders (1) | 18,684,284(2)(3) | $33.42(2)(3)(4) | 16,641,336(5) |
| Equity compensation plans not approved by security holders (6)(7) | 3,864,285 | 27.65 | 495,269(8) |
| Total | 22,548,569 | $32.41(4) | 17,136,605(5)(8) |

(1) Includes SUPERVALU's 1989 Stock Appreciation Rights Plan, 1983 Employee Stock Option Plan, 1993 Stock Plan, 2002 Stock Plan, SUPERVALU/Richfood Stock Incentive Plan, 2002 Long Term Incentive Plan, Albertson's, Inc. 1995 Stock-Based Incentive Plan and Albertson's, Inc. 2004 Equity and Performance Incentive Plan.

(2) Includes options for 425,299 shares under the Albertson's, Inc. 2004 Equity and Performance Incentive Plan at a weighted average exercise price of $28.87 per share that were assumed in connection with the Albertson's merger effective June 2, 2006.

(3) Includes options for 9,502,270 shares under the Albertson's, Inc. 1995 Stock-Based Incentive Plan at a weighted average exercise price of $37.86 per share that were assumed in connection with the Albertson's merger effective June 2, 2006.

(4) Excludes 505,157 restricted stock units included in column (a) which do not have an exercise price. Such units vest and are payable in shares after the expiration of the time periods set forth in their restricted stock unit agreements.

(5) In addition to grants of options, warrants or rights, includes the following shares available for issuance in the form of restricted stock, performance awards and other types of stock-based awards: 2002 Stock Plan, 1,636,528 shares; 2002 Long Term Incentive Plan, 335,907 shares; and Albertson's Inc. 2004 Equity Performance and Incentive Plan, as assumed by the Company, 147,451 shares.

(6) Includes SUPERVALU's 1997 Stock Plan and Restricted Stock Plan.

(7) Does not include outstanding options for 11,124 shares of common stock at a weighted average exercise price of $26.00 per share that were assumed in connection with the merger of Richfood Holdings, Inc. into SUPERVALU effective August 31, 1999.

(8) Includes 440,769 shares under the 1997 Stock Plan available for issuance in the form of restricted stock, performance awards and other types of stock-based awards in addition to the granting of options, warrants or stock appreciation rights and 54,500 shares under the Restricted Stock Plan available for issuance as restricted stock.

**1997 Stock Plan.** The Board of Directors adopted the 1997 Stock Plan on April 9, 1997 to provide for the granting of nonqualified stock options, restoration options, SARs, restricted stock, restricted stock units and performance awards to key employees of SUPERVALU or any of its subsidiaries. A total of 10,800,000 shares were authorized for awards under the 1997 Stock Plan. The Board amended this plan August 18, 1998, March 14, 2000 and April 10, 2002. The 1997 Stock Plan expired on April 9, 2007 and, therefore, no further awards may be granted under the 1997 Stock Plan. Stock options covering a total of 3,864,285 shares remained outstanding under the 1997 Stock Plan as of April 9, 2007. All employees, consultants or independent contractors providing services to SUPERVALU, other than officers or directors of SUPERVALU or any of its affiliates who are subject to Section 16 of the Exchange Act, are eligible to participate in the 1997 Stock Plan. The Board administers the 1997 Stock Plan and has discretion to set the terms of all awards made under the 1997 Stock Plan, except as otherwise expressly provided in the 1997 Stock Plan. Options granted under the 1997 Stock Plan may not have an exercise price less than 100 percent of the fair market value of SUPERVALU's common stock on the date of the grant. Unless the Board otherwise specifies, restricted stock and restricted stock units will be forfeited and reacquired by SUPERVALU if an employee is terminated.

**Restricted Stock Plan.** The Board of Directors adopted the Restricted Stock Plan on April 10, 1991 to provide for the granting of restricted stock to key management employees of SUPERVALU or any of its subsidiaries who are not subject to the provisions of Section 16 of the Exchange Act at the time of an award. The Board amended this plan on February 24, 2001 to increase the total shares available for issuance to 300,000. This plan has no expiration date. The Chief Executive Officer administers this plan and may determine who is eligible to participate in the Restricted Stock Plan, the number of shares to be covered by each award and the terms and conditions of any award or agreement under the Restricted Stock Plan, including the forfeiture, transfer or other restrictions relating to such award. No further awards will be granted under the Restricted Stock Plan if the 2007 Stock Plan is approved by stockholders.

**The Board of Directors recommends a vote "FOR" approval of the 2007 Stock Plan.**

## PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS (ITEM 3)

The Audit Committee of our Board of Directors has appointed KPMG LLP as our independent registered public accountants for the year ending February 23, 2008. Stockholder ratification of the appointment of KPMG as our independent registered public accountants is not required by our bylaws or otherwise. However, the Board of Directors is submitting the appointment of KPMG to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain that firm. Even if the appointment is ratified, the Audit Committee, which is solely responsible for appointing and terminating our independent registered public accountants, may in its discretion, direct the appointment of different independent registered public accountants at any time during the year if it determines that such a change would be in the best interests of SUPERVALU and its stockholders.

A representative of KPMG will be present at the Annual Meeting with the opportunity to make a statement and to respond to questions.

**The Board of Directors recommends a vote "FOR" the proposal to ratify the appointment of KPMG LLP as independent registered public accountants.**

## STOCKHOLDER PROPOSAL REGARDING REPORT ON CONTROLLED-ATMOSPHERE KILLING (ITEM 4)

People for the Ethical Treatment of Animals ("PETA"), 501 Front Street, Norfolk, Virginia 23510, beneficial owner of 119 shares of SUPERVALU common stock, has notified us that they intend to present the following resolution at the Annual Meeting. **The Board of Directors unanimously recommends a vote "AGAINST" this stockholder proposal.** As required by the rules of the SEC, the text of the resolution and the supporting statement of PETA are included below exactly as submitted by PETA.

**Shareholder Resolution re Report on Controlled-Atmosphere Killing**

**RESOLVED**, to advance both Supervalu's financial interests and the welfare of the animals supplied to its stores, shareholders request that the Board of Directors issue a report to shareholders by December 2007 making transparent the progress made toward encouraging its suppliers to evaluate controlled-atmosphere killing (CAK), the least cruel form of poultry slaughter available. This progress report should be prepared at a reasonable cost and omit proprietary information.

**Supporting Statement**

Every chicken sold by Supervalu is killed using the electric immobilization process, which involves dumping and shackling live birds, shocking them in an electrified water bath, slitting their throats, and defeathering them in tanks of scalding-hot water. Electric immobilization lowers product quality and is cruel:

- Birds suffer broken bones, bruising, and hemorrhaging when they are dumped and shackled, which lowers meat quality.
- Birds flap about, and many miss the stun baths entirely; those who are shocked are merely immobilized and still feel pain afterward. Many birds also miss the killing blades. This means that live birds enter the scalding tanks, which decreases yield because these birds are condemned. It also increases contamination (live birds defecate in tanks). According to the U.S. Department of Agriculture (USDA) Food Safety and Inspection Service, "[P]oultry products are more likely to be adulterated if they are produced from birds [who] have not been treated humanely" (70 Fed. Reg. 56624).
- Workers handle live birds at every stage. Consequently, abuse has been documented at the plants of America's top poultry suppliers—including one where workers were found stomping on live birds, spitting tobacco in their eyes, and spray-painting their faces.

CAK is USDA-approved and improves product quality, yield, and animal welfare:

- With CAK, birds are placed in chambers while they are still in their transport crates, where their oxygen is replaced with inert gasses (i.e., argon and nitrogen), efficiently and gently putting them "to sleep."
- CAK improves product quality by lowering rates of broken bones, bruising, and contamination; increases shelf life by slowing down the decaying process; eliminates the possibility that conscious birds will be scalded to death (which would decrease contamination and increase yield); and eliminates the possibility of workers' abusing the animals, since birds are dead before being handled.
- Every published review of CAK—including one conducted by McDonald's—concludes that it is superior to electric immobilization with regard to animal welfare, as do top animal welfare scientists like Dr. Temple Grandin, a world-renowned meat-industry advisor.

Although CAK improves product quality and the treatment of animals—and is a matter of significant social and public policy—Supervalu has yet to show its investors what it is doing to pursue it. Clearly, it is in the Company's best interests that shareholders vote for this resolution.

**Board of Directors' Statement in Opposition of the Proposal**

**The Board of Directors unanimously recommends a vote "AGAINST" this stockholder proposal.**

Your directors understand the importance of humane processing of animals within the supply chain of protein vendors. While we do not directly engage in the raising or processing of animals at our stores, we are a purchaser of these products. As such, we are developing a philosophy for how to handle animal processing and will provide a copy of that philosophy to our vendors of protein products. It is our belief, however, that when applicable governmental bodies are best situated to determine required handling procedures based on appropriate science, technology and application, and we will follow their lead in this regard. Furthermore, we believe that producing a progress report would likely lead to reduced profitability to you.

We will continue to monitor and ensure compliance of the vendor community with required humane processing of animals consistent with government regulations, will support programs that are adopted as industry standards and will stay attuned to new technologies developed to advance these processes.

For the foregoing reasons, the Board of Directors believes that this stockholder proposal is not in the best interests of SUPERVALU or in the best interests of our stockholders. **Therefore, the Board of Directors unanimously recommends a vote "AGAINST" this stockholder proposal.**

## OTHER INFORMATION

### SUPERVALU Mailing Address

The mailing address of our principal executive offices is: SUPERVALU INC., P.O. Box 990, Minneapolis, Minnesota 55440.

### Stockholder Proposals for the 2008 Annual Meeting

In accordance with rules of the SEC, all proposals of stockholders that are requested to be included in SUPERVALU's Proxy Statement for the 2008 Annual Meeting of Stockholders must be received by the Corporate Secretary on or before January 7, 2008.

In accordance with our bylaws, any other stockholder proposals to be presented at the 2008 Annual Meeting must be given in writing to the Corporate Secretary and received at our principal executive offices no later than the close of business on January 24, 2008, nor earlier than December 25, 2007. The proposal must contain specific information required by our bylaws, a copy of which is available on SUPERVALU's website at http://www.supervalu.com. Click on the tab "Site Map" and then the caption "Corporate Governance" under the heading "About Us." Copies of the bylaws are also available by writing to the Corporate Secretary at the mailing address above.

### Communications with the Board of Directors

Stockholders that desire to communicate with the Board of Directors, the non-employee members of the Board of Directors or any individual member of the Board of Directors may do so by sending a letter addressed to the director or directors in care of the Corporate Secretary at the mailing address above. All such correspondence will be forwarded to the appropriate director or directors.

### Code of Ethics

SUPERVALU has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and all other employees and non-employee directors. The Code of Ethics is available on SUPERVALU's website at http://www.supervalu.com. Click on the tab "Site Map" and then the caption "Corporate Governance" under the heading "About Us." Copies of the Code of Ethics are also available to any stockholder who submits a request to the Corporate Secretary at the mailing address above.

### Expenses of Solicitation

This solicitation of proxies is being made by SUPERVALU and we will pay the costs of such solicitation. We arrange with brokerage houses, custodians, nominees and other fiduciaries to send proxy materials to their principals and we reimburse them for their expenses in this regard. In addition to solicitation by mail, proxies may be solicited by our employees, by telephone or personally. No additional compensation will be paid for such employee solicitation. We also have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for an estimated fee of $10,000 plus out-of-pocket expenses.

### Section 16(a) Beneficial Ownership Reporting Compliance

The rules of the SEC require our directors, executive officers and holders of more than 10 percent of our common stock to file reports of stock ownership and changes in ownership with the SEC. Based on the Section 16 reports filed by our directors and executive officers and written representations of our directors and executive officers we believe there were no late or inaccurate filings for transactions occurring during fiscal 2007, except as follows: (1) a late filing on Form 4 was made by Mr. Boehnen on April 25, 2006 reporting 4,781 shares delivered for taxes upon the grant of a restricted stock award; (2) a late filing on Form 4 was made by Mr. Noddle on June 27, 2006 reporting 15 shares received as consideration in the merger with Albertson's and (3) a late filing was made by Peter Van Helden on July 14, 2006 reporting a derivative security of 5,547 units that should have been reported following the merger with Albertson's.

### Householding

Only one copy of each of our Annual Report to Stockholders and this Proxy Statement have been sent to multiple stockholders who share the same address and last name, unless we have received contrary instructions from one or more of those stockholders. This procedure is referred to as "householding." We have been notified that certain intermediaries (brokers or banks) will also household proxy materials. We will deliver promptly, upon oral or written request, separate copies of the Annual Report and Proxy Statement to any stockholder at the same address. If you wish to receive separate copies of one or both of these documents, or if you do not wish to participate in householding in the future, you may write to our Corporate Secretary at SUPERVALU INC., P.O. Box 990, Minneapolis, Minnesota 55440, or call (952) 828-4289. You may contact your broker or bank to make a similar request. Stockholders sharing an address who now receive multiple copies of our Annual Report and Proxy Statement may request delivery of a single copy of each document by writing or calling us at the address or telephone number above or by contacting their broker or bank (provided the broker or bank has determined to household proxy materials).

### Electronic Access to Annual Report and Proxy Statement

Our Notice of Annual Meeting, Proxy Statement and Annual Report are available on SUPERVALU's website at http://www.supervalu.com. Click on the tab "Site Map" and then the caption "Annual Report and Proxy Statement" under the heading "About Us" and the subheading "Investors." Instead of receiving paper copies of the Annual Report and Proxy Statement in the mail, you may elect to access these documents on the Internet. Opting to receive your proxy materials online saves us the cost of producing and mailing bulky documents to your home or business.

### Requests for Copies of Annual Report

**SUPERVALU will furnish to stockholders, without charge, a copy of its Annual Report on Form 10-K for the fiscal year ended February 24, 2007, as filed with the SEC upon receipt of a written request addressed to our Corporate Secretary at SUPERVALU INC., P.O. Box 990, Minneapolis, Minnesota 55440.**

**Record Stockholders:** To consent to electronic access to these documents in the future, go to http://www.econsent.com/svu and follow the prompts. If you vote by Internet, simply follow the prompts that will link you to http://www.econsent.com/svu.

If you vote by telephone or mail, you can enroll for access only through http://www.econsent.com/svu.

**Owners of Shares Held in Street Name:** Check the information provided to you in the proxy materials mailed to you by your bank or broker.

# SUPERVALU INC.

# 2007 STOCK PLAN

## TABLE OF CONTENTS

**SUPERVALU INC.**
**2007 STOCK PLAN**

**Section 1. Purpose**

The purpose of the Plan is to promote the interests of the Company and its stockholders by aiding the Company in attracting and retaining employees, officers, non-employee Directors, consultants and advisors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock-based and other arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company's stockholders.

**Section 2. Definitions**

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" shall mean (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee.

(b) "Award" shall mean any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award, Dividend Equivalent, Stock Award or Other Stock-Based Award granted under the Plan.

(c) "Award Agreement" shall mean any written agreement, contract or other instrument or document evidencing an Award granted under the Plan. An Award Agreement may be in an electronic medium and need not be signed by a representative of the Company or the Participant. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(d) "Board" shall mean the Board of Directors of the Company.

(e) "Change in Control" shall have the meaning ascribed to such term in an Award Agreement, or any other applicable employment or change in control agreement between the Participant and the Company.

(f) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(g) "Committee" shall mean the Executive Personnel & Compensation Committee of the Board or any successor committee of the Board designated by the Board to administer the Plan. The Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under the Plan to qualify under Rule 16b-3, and each member of the Committee shall be a "Non-Employee Director" within the meaning of Rule 16b-3 and an "outside director" within the meaning of Section 162(m). The Company expects to have the Plan administered in accordance with the requirements for the award of "qualified performance-based compensation" within the meaning of Section 162(m).

(h) "Company" shall mean SUPERVALU INC., a Delaware corporation, or any successor corporation.

(i) "Director" shall mean a member of the Board.

(j) "Dividend Equivalent" shall mean any right granted under Section 6(e) of the Plan.

(k) "Eligible Person" shall mean any employee, officer, non-employee Director, consultant or advisor providing services to the Company or any Affiliate who the Committee determines to be an Eligible Person.

(l) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(m) "Fair Market Value" shall mean, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. Notwithstanding the foregoing and unless otherwise determined by the Committee, the Fair Market Value of a Share as of a given date shall be, if the Shares are then listed on the New York Stock Exchange, the closing price of one Share as reported on the New York Stock Exchange on such date or, if the New York Stock Exchange is not open for trading on such date, on the next date that the New York Stock Exchange is open for trading.

(n) "Incentive Stock Option" shall mean an option granted under Section 6(a) of the Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(o) "Non-Qualified Stock Option" shall mean an option granted under Section 6(a) of the Plan that is not intended to be an Incentive Stock Option.

(p) "Option" shall mean an Incentive Stock Option or a Non-Qualified Stock Option.

(q) "Other Stock-Based Award" shall mean any right granted under Section 6(g) of the Plan.

(r) "Participant" shall mean an Eligible Person designated to be granted an Award under the Plan.

(s) "Performance Award" shall mean any right granted under Section 6(d) of the Plan.

(t) "Performance Goal" shall mean one,or more of the following performance goals, either individually, alternatively or in any combination, applied on a corporate, subsidiary, division, business unit or line of business basis: sales, revenue, costs, expenses, earnings (including one or more of net profit after tax, gross profit, operating profit, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization and net earnings), earnings per share, earnings per share from continuing operations, operating income, pre-tax income, operating income margin, net income, margins (including one or more of gross, operating and net income margins), returns (including one or more of return on actual or proforma assets, net assets, equity, investment, capital and net capital employed), stockholder return (including total stockholder return relative to an index or peer group), stock price, economic value added, cash generation, cash flow, unit volume, working capital, market share, cost reductions and strategic plan development and implementation. Such goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria. Pursuant to rules and conditions adopted by the Committee on or before the 90th day of the applicable performance period for which Performance Goals are established, the Committee may appropriately adjust any evaluation of performance under such goals to exclude the effect of certain events, including any of the following events: asset write-downs; litigation or claim judgments or settlements; changes in tax law, accounting principles or other such laws or provisions affecting reported results; severance, contract termination and other costs related to exiting certain business activities; and gains or losses from the disposition of businesses or assets or from the early extinguishment of debt.

(u) "Person" shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

(v) "Plan" shall mean the SUPERVALU INC. 2007 Stock Plan, as amended from time to time.

(w) "Qualifying Termination" shall have the meaning ascribed to it in any applicable Award Agreement, and, if not defined in any applicable Award Agreement, shall mean termination of employment under circumstances that, in the judgment of the Committee, warrant acceleration of the exercisability of Options or Stock Appreciation Rights or the lapse of restrictions relating to Restricted Stock, Restricted Stock Units or other Awards under the Plan. Without limiting the generality of the foregoing, a Qualifying Termination may apply to large scale terminations of employment relating to the disposition or divestiture of business or legal entities or similar circumstances.

(x) "Restricted Stock" shall mean any Share granted under Section 6(c) of the Plan.

(y) "Restricted Stock Unit" shall mean any unit granted under Section 6(c) of the Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

(z) "Rule 16b-3" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation.

(aa) "Section 162(m)" shall mean Section 162(m) of the Code, or any successor provision, and the applicable Treasury Regulations promulgated thereunder.

(bb) "Section 409A" shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(cc) "Share" or "Shares" shall mean a share or shares of common stock, $1.00 par value per share, of the Company or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of the Plan.

(dd) "Specified Employee" shall mean a specified employee as defined in Code Section 409A(a)(2)(B) or applicable proposed or final regulations under Code Section 409A.

(ee) "Stock Appreciation Right" shall mean any right granted under Section 6(b) of the Plan.

(ff) "Stock Award" shall mean any Share granted under Section 6(f) of the Plan.

**Section 3. Administration**

(a) Power and Authority of the Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement; (v) amend the terms and conditions of any Award or Award Agreement, *provided, however*, that, except as otherwise permitted in connection with an event as provided under Section 4(c) hereof, the Committee shall not reprice, adjust or amend the exercise price of Options or the grant price of Stock Appreciation Rights previously awarded to any Participant, whether through amendment, cancellation and replacement grant, or any other means; (vi) accelerate the exercisability of any Award or waive any restrictions relating to any Award; (vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended; (viii) determine whether, to what extent and under what circumstances cash, Shares, other securities, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder of the Award or the Committee; (ix) interpret and administer the Plan and any instrument or agreement, including any Award Agreement, relating to the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and (xii) adopt such modifications, rules, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of non-U.S. jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of the Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in such non-United States jurisdictions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

(b) Delegation. The Committee may delegate its powers and duties under the Plan to one or more Directors (including a Director who is also an officer of the Company) or a committee of Directors, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion; *provided, however,* that the Committee shall not delegate its powers and duties under the Plan (i) with regard to officers or directors of the Company or any Affiliate who are subject to Section 16 of the Exchange Act or (ii) in such a manner as would cause the Plan not to comply with the requirements of Section 162(m). In addition, the Committee may authorize one or more officers of the Company to grant Options under the Plan, subject to the limitations of Section 157 of the Delaware General Corporation Law; *provided, however,* that such officers shall not be authorized to grant Options to officers or directors of the Company or any Affiliate who are subject to Section 16 of the Exchange Act.

(c) Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of Rule 16b-3 or Section 162(m).

**Section 4. Shares Available for Awards**

(a) Shares Available. Subject to adjustment as provided in Section 4(c) of the Plan, the aggregate number of Shares that may be issued under all Awards under the Plan shall be 35,000,000. Shares to be issued under the Plan will be authorized but unissued Shares or Shares that have been reacquired by the Company and designated as treasury shares. If any Shares covered by an Award or to which an Award relates are not purchased or are forfeited (including shares of Restricted Stock, whether or not dividends have been paid on such shares), or if an Award otherwise terminates or is cancelled without delivery of any Shares, then the number of Shares counted pursuant to Section 4(b) of the Plan against the aggregate number of Shares available under the Plan with respect to such Award, to the extent of any such forfeiture, termination or cancellation, shall again be available for granting Awards under the Plan. Shares tendered by Participants as full or partial payment to the Company upon exercise of an Award, and Shares withheld by or otherwise remitted to the Company to satisfy a Participant's tax withholding obligations with respect to an Award, shall not become available for issuance under the Plan.

(b) Accounting for Awards. For purposes of this Section 4, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan. With respect to Options and Stock Appreciation Rights, the number of Shares available for Awards under the Plan shall be reduced by one Share for each

Share covered by such Award or to which such Award relates. With respect to any Awards other than Options and Stock Appreciation Rights, the number of Shares available for Awards under the Plan shall be reduced by 3.8 Shares for each Share covered by such Award or to which such Award relates. For Stock Appreciation Rights settled in Shares upon exercise, the aggregate number of Shares with respect to which the Stock Appreciation Right is exercised, rather than the number of Shares actually issued upon exercise, shall be counted against the number of Shares available for Awards under the Plan. Awards that do not entitle the holder thereof to receive or purchase Shares, and Awards that are denominated at the time of grant as payable only in cash and that are settled in cash, shall not be counted against the aggregate number of Shares available for Awards under the Plan. Awards that at the time of grant could be payable in cash or Shares and that are settled in cash shall not be counted against the aggregate number of Shares available for Awards under the Plan.

(c) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase or exercise price with respect to any Award and (iv) the limitations contained in Section 4(d) of the Plan.

(d) Award Limitations Under the Plan.

(i) Section 162(m) Limitation for Certain Types of Awards. No Eligible Person may be granted Options, Stock Appreciation Rights or any other Award or Awards under the Plan, the value of which Award or Awards is based solely on an increase in the value of the Shares after the date of grant of such Award or Awards, in excess of 1,000,000 Shares (subject to adjustment as provided in Section 4(c) of the Plan), in the aggregate in any taxable year.

(ii) Section 162(m) Limitation for Performance Awards. The maximum amount payable pursuant to all Performance Awards to any Participant in the aggregate in any taxable year shall be $5,000,000 in value, whether payable in cash, Shares or other property. The limitation contained in this Section 4(d)(ii) does not apply to any Award subject to the limitation contained in Section 4(d)(i). The limitation contained in this Section 4(d)(ii) shall apply only with respect to Awards granted under this Plan, and limitations on awards granted under any other stockholder approved executive incentive plan maintained by the Company will be governed solely by the terms of such other plan.

**Section 5. Eligibility**

Any Eligible Person shall be eligible to be designated a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to full-time or part-time employees (which term as used herein includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code or any successor provision.

**Section 6. Awards**

(a) Options. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; *provided, however*, that the Committee may designate a purchase price below Fair Market Value on the date of grant (A) to the extent necessary or appropriate as determined by the Committee, to satisfy applicable legal or regulatory requirements of a foreign jurisdiction or (B) if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate.

(ii) Option Term. The term of each Option shall be fixed by the Committee but shall not be longer than 7 years from the date of grant.

(iii) Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms (including, without limitation, cash, Shares, other securities, other Awards or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the applicable exercise price) in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

(b) Stock Appreciation Rights. The Committee is hereby authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of (i) the Fair Market Value of one Share on the date of exercise (or, if the Committee shall so determine, at any time during a specified period before or after the date of exercise) over (ii) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100% of the Fair Market Value of one Share on the date of grant of the Stock Appreciation Right; *provided, however*, that the Committee may designate a per share grant price below Fair Market Value on the date of grant (A) to the extent necessary or appropriate, as determined by the Committee, to satisfy applicable legal or regulatory requirements of a foreign jurisdiction or (B) if the Stock Appreciation Right is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Company or an Affiliate. The term of each Stock Appreciation Right shall be fixed by the Committee but shall not be longer than 7 years from the date of grant. Subject to the terms of the Plan and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Committee. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

(c) Restricted Stock and Restricted Stock Units. The Committee is hereby authorized to grant Restricted Stock and Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(i) Restrictions. Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate. Notwithstanding the foregoing, the Committee may permit acceleration of vesting of such Awards in the event of the Participant's death, disability or retirement or a Change in Control.

(ii) Issuance and Delivery of Shares. Any Restricted Stock granted under the Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock. Shares representing Restricted Stock that is no longer subject to restrictions shall be delivered to the Participant promptly after the applicable restrictions lapse or are waived. In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, such Shares shall be issued and delivered to the holder of the Restricted Stock Units.

(iii) Forfeiture. Except as otherwise determined by the Committee, upon a Participant's termination of employment or resignation or removal as a Director (in either case, as determined under criteria established by the Committee) during the applicable restriction period, all Shares of Restricted Stock and all Restricted Stock Units held by the Participant at such time shall be forfeited and reacquired by the Company; *provided, however*, that the Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Shares of Restricted Stock or Restricted Stock Units.

(d) Performance Awards. The Committee is hereby authorized to grant Performance Awards to Eligible Persons subject to the terms of the Plan and any applicable Award Agreement. A Performance Award granted under the Plan (i) may be denominated or payable in cash, Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Committee shall establish. Subject to the terms of the Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Committee. Performance Awards that are granted to Eligible Persons who may be "covered employees" under Section 162(m) and that are intended to be "qualified performance based compensation" within the meaning of Section 162(m), to the extent required by Section 162(m), shall be conditioned solely on the achievement of one or more objective Performance Goals established by the Committee within the time prescribed by Section 162(m), and shall otherwise comply with the requirements of Section 162(m).

(e) Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Notwithstanding the foregoing, the Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options or Stock Appreciation Rights to such Eligible Persons.

(f) Stock Awards. The Committee is hereby authorized to grant to Eligible Persons Shares without restrictions thereon, as deemed by the Committee to be consistent with the purpose of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, such Stock Awards may have such terms and conditions as the Committee shall determine.

(g) Other Stock-Based Awards. The Committee is hereby authorized to grant to Eligible Persons such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as are deemed by the Committee to be consistent with the purpose of the Plan. The Committee shall determine the terms and conditions of any Other Stock-Based Awards, subject to the terms of the Plan and any applicable Award Agreement. Any consideration paid by the Participant with respect to any Other Stock-Based Awards may be paid by such method or methods and in such form or forms (including, without limitation, cash, Shares, other securities, other Awards or other property, or any combination thereof), as the Committee shall determine.

(h) General.

(i) Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as determined by the Committee or required by applicable law.

(ii) Awards May Be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(iii) Forms of Payment under Awards. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Company or an Affiliate upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine (including, without limitation, cash, Shares, other securities, other Awards or other property or any combination thereof), and may be made in a single payment or transfer, in installments or an a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents with respect to installment or deferred payments.

(iv) Term of Awards. The term of each Award shall be for such period as may be determined by the Committee at the time of grant, but in no event shall any Option or any Stock Appreciation Right have a term of more than 7 years from the date of grant or any other Award have a term of more than 10 years from the date of grant.

(v) Limits on Transfer of Awards. Except as otherwise provided by the Committee or the terms of this Plan, no Award (other than Stock Awards) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution. Notwithstanding the immediately preceding sentence, no Incentive Stock Option shall be transferable by a Participant other than by will or by the laws of descent and distribution. The Committee may establish procedures as it deems appropriate for a Participant to designate a Person or Persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant's death. The Committee, in its discretion and subject to such additional terms and conditions as it determines, may permit a Participant to transfer a Non-Qualified Stock Option to any "family member" (as such term is defined in the General Instructions to Form S-8 (or any successor to such Instructions or such Form) under the Securities Act of 1933, as amended, which definition currently includes certain family partnerships, foundations, trusts and other entities controlled by family members), at any time that such Participant holds such Option, provided that such transfers may not be transfers for value (as defined in the General Instructions to Form S-8, or any successor to such Instructions or such Form) and the family member may not make any subsequent transfers other than by will or by the laws of descent and distribution. Each Award under the Plan or right under any such Award shall be exercisable during the Participant's lifetime only by the Participant (except as provided herein or in an Award Agreement or amendment thereto relating to a Non-Qualified Stock Option) or, if permissible under applicable law, by the Participant's guardian or legal representative. No Award (other than a Stock Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate.

(vi) Restrictions; Securities Exchange Listing. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made or legends to be placed on the certificates for such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any federal or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

(vii) Section 409A Provisions. Notwithstanding anything in the Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes "deferred compensation" to a Participant under Section 409A of the Code and applicable guidance thereunder is otherwise payable or distributable to a Participant under the Plan or any Award Agreement solely by reason of the occurrence of a Change in Control or due to the Participant's disability or "separation from service" (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such Change in Control, disability or separation from service meet the definition of a change in ownership or control, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Any payment or distribution that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is 6 months after the date of the Specified Employee's separation from service unless the payment or distribution is exempt from the application of Section 409A by reason of the short term deferral exemption or otherwise.

**Section 7. Amendment and Termination; Corrections**

(a) Amendments to the Plan. The Board may amend, alter, suspend, discontinue or terminate the Plan at any time; *provided, however*, that, notwithstanding any other provision of the Plan or any Award Agreement, prior approval of the stockholders of the Company shall be required for any amendment to the Plan that:

(i) requires stockholder approval under the rules or regulations of the Securities and Exchange Commission, the New York Stock Exchange or any other securities exchange that are applicable to the Company;

(ii) increases the number of shares authorized under the Plan as specified in Sections 4(a) and 4(b) of the Plan;

(iii) increases the number of shares subject to the limitation contained in Section 4(d)(i) of the Plan or the dollar amount subject to the limitation contained in Section 4(d)(ii) of the Plan;

(iv) permits repricing of Options or Stock Appreciation Rights, which is prohibited by Section 3(a)(v) of the Plan;

(v) permits the award of Options or Stock Appreciation Rights at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Sections 6(a)(i) and 6(b)(ii) of the Plan; or

(vi) would cause Section 162(m) to become unavailable with respect to the Plan.

(b) Amendments to Awards. Subject to the provisions of the Plan, the Committee may waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively. Except as otherwise provided in the Plan, the Committee may amend, alter, suspend, discontinue or terminate any outstanding Award, prospectively or retroactively, but no such action may adversely affect the rights of the holder of such Award without the consent of the Participant or holder or beneficiary thereof. The Company intends that Awards under the Plan shall satisfy the requirements of Section 409A to avoid any adverse tax results thereunder, and the Committee shall administer and interpret the Plan and all Award Agreements in a manner consistent with that intent. If any provision of the Plan or an Award Agreement would result in adverse tax consequences under Section 409A, the Committee may amend that provision (or take any other action reasonably necessary) to avoid any adverse tax results and no action taken to comply with Section 409A shall be deemed to impair or otherwise adversely affect the rights of any holder of an Award or beneficiary thereof.

(c) Correction of Defects, Omissions and Inconsistencies. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

**Section 8. Income Tax Withholding**

In order to comply with all applicable federal, state, local or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. In order to assist a Participant in paying all or a portion of the applicable taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes, or (b) delivering to the Company Shares other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

**Section 9. General Provisions**

(a) No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b) Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been duly executed on behalf of the Company, and, if requested by the Company, signed by the Participant, or until such Award Agreement is delivered and accepted through any electronic medium in accordance with procedures established by the Company.

(c) Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of the Plan as set forth herein or subsequently amended, the terms of the Plan shall control.

(d) No Rights of Stockholders. Except with respect to Restricted Stock and Stock Awards, neither a Participant nor the Participant's legal representative shall be, or have any of the rights and privileges of, a stockholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until the Shares have been issued.

(e) No Limit on Other Compensation Plans or Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(f) No Right to Employment or Directorship. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, or a Director to be retained as a Director, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant's employment at any time, with or without cause, or remove a Director in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment or remove a Director who is a Participant free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement.

(g) Governing Law. The internal law, and not the law of conflicts, of the State of Delaware, shall govern all questions concerning the validity, construction and effect of the Plan or any Award, and any rules and regulations relating to the Plan or any Award.

(h) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

(i) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(j) Other Benefits. No compensation or benefit awarded to or realized by any Participant under the Plan shall be included for the purpose of computing such Participant's compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

(k) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(l) Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation.of the Plan or any provision thereof.

**Section 10. Effective Date of the Plan**

The Plan shall be subject to approval by the stockholders of the Company at the annual meeting of stockholders of the Company to be held on May 24, 2007, and the Plan shall be effective as of the date of such stockholder approval.

**Section 11. Term of the Plan**

Awards shall be granted under the Plan only during a 10-year period beginning on the effective date of the Plan or if the Plan is terminated earlier pursuant to Section 7(a) of the Plan, during the period beginning on the effective date and ending on such date of termination of the Plan. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee provided for hereunder with respect to the Plan and any Awards, and the authority of the Board to amend the Plan, shall extend beyond the termination of the Plan.

# Directions to Sheraton Bloomington Hotel

7800 Normandale Blvd.
Bloomington, MN 55439
Phone: 952-835-7800



W 70th St
Amundson Ave
73rd St W
74th St W
76th St W
Atwood
W 78th St
78th St W
Edina Industrial Blvd
100
Viking Dr
W 77th St
Market Pointe Dr
Ellsworth Dr
W 72nd St
W 76th St
Green Valley Dr
494
American Blvd W
W 82nd St
E Bush Lake Rd
W 84th St
W 83rd St
Mt Normandale Lake
Poplar Bridge Playground
500m
500ft
© 2006 MapQuest, Inc.


**Coming from the East:**
94 West to 494 South
494 South becomes 494 West
494 West to the East Bush Lake Rd.
Right on E. Bush Lake Rd.
Right on 78th Street
Sheraton Entrance is on the left

**Coming from the South:**
35 North to 35W North
35W to 494 West
494 West to the East Bush Lake Rd.
Right on E. Bush Lake Rd.
Right on 78th Street
Sheraton Entrance is on the left

**Coming from the West:**
94 South to 494 South
494 South becomes 494 East
494E to East Bush Lake Rd.
Right on E. Bush Lake Rd.
Right on 78th Street
Sheraton Entrance is on the left

**Coming from the North:**
35 South to 35W South
35W to 494 West
494 West to the East Bush Lake Rd.
Right on E. Bush Lake Rd.
Right on 78th Street
Sheraton entrance is on the left.



## SUPERVALU INC. Board of Directors

As of May 2007

**A. Gary Ames (a, d)**
Retired President & CEO
MediaOne International
An international broadband communications company

**Irwin Cohen (a, d)**
Retired Partner
Deloitte & Touche LLP
A professional services firm, providing audit, tax, financial advisory & consulting services

**Ronald E. Daly (c, d)**
Businessperson, Former CEO
Océ USA Holding, Inc.
A supplier of digital document management technology and services

**Lawrence A. Del Santo (b, c)**
Businessperson, Retired CEO
The Vons Company
A retail grocery company

**Susan E. Engel (c)**
Businessperson, Former Chairwoman & CEO
Lenox Group Inc.
A designer and marketer of tabletop, giftware and collectibles

**Philip L. Francis (b)**
Chairman & CEO
PETsMART, Inc.
A specialty retailer of services and solutions for pets

**Edwin C. Gage (b, c)**
Chairman & CEO
GAGE Marketing Group, LLC
An integrated marketing services company

**Garnett L. Keith, Jr. (a, d)**
Chairman & CEO
SeaBridge Investment Advisors, LLC
A registered investment advisor

**Charles M. Lillis (c, d)**
General Partner
LoneTree Capital Management
A private equity company

**Jeffrey Noddle (d)**
Chairman & CEO
SUPERVALU INC.

**Marissa T. Peterson (a, b)**
Businessperson, Retired Executive Vice President
Sun Microsystems, Inc.
A provider of hardware, software & services

**Steven S. Rogers (a, b)**
Clinical Professor of Finance & Management
J. L. Kellogg Graduate School of Management
Northwestern University

**Wayne C. Sales (c, d)**
Vice Chairman
Canadian Tire Corporation, Ltd.
An automotive, sports and leisure retail company

**Kathi P. Seifert (a, c)**
Chairperson
Pinnacle Perspectives, LLC
A consulting firm

(a) Audit Committee
(b) Director Affairs Committee
(c) Executive Personnel & Compensation Committee
(d) Finance Committee

## SUPERVALU Executive Leadership

**Jeffrey Noddle**
Chairman & Chief Executive Officer

**Michael L. Jackson**
President & Chief Operating Officer

**David L. Boehnen**
Executive Vice President

**Janel S. Haugarth**
Executive Vice President; President & Chief Operating Officer, Supply Chain Services

**John H. Hooley**
Executive Vice President; President, Retail East

**Pamela K. Knous**
Executive Vice President & Chief Financial Officer

**Duncan C. Mac Naughton**
Executive Vice President, Merchandising & Marketing

**David E. Pylipow**
Executive Vice President, Human Resources & Communications

**Kevin H. Tripp**
Executive Vice President; President, Retail Midwest

**Peter J. Van Helden**
Senior Vice President; President, Retail West

## Investor Information

The annual meeting of SUPERVALU INC. will take place Thursday, May 24, 2007, at 10:00 a.m. local time, at the Sheraton Bloomington Hotel, 7800 Normandale Blvd., Minneapolis, Minnesota 55439.

SUPERVALU'S common stock is listed on the New York Stock Exchange under symbol SVU.

For general inquiries about SUPERVALU common stock, such as:

- Dividend reinvestment
- Automatic deposit of dividend checks
- Certificate replacements
- Account maintenance
- Transfer of shares
- Name or address change

**Please contact SUPERVALU'S transfer agent:**
Wells Fargo Shareowner Services
PO Box 64854
St. Paul, MN 55164-0854
Phone: 877-536-3555
www.wellsfargo.com/shareownerservices

## Investor Inquiries

Copies of annual reports, Forms 10-K and 10-Q and other SUPERVALU publications, are available via our Web site at www.supervalu.com or contact:

**SUPERVALU INC.**
PO Box 990
Minneapolis, MN 55440
Attn: Investor Relations

**Key Contacts:**

**Yolanda M. Scharton**
Vice President, Investor Relations and Financial Media
yolanda.scharton@supervalu.com

**Jean Giese**
Director, Investor Relations and Financial Media
jean.giese@supervalu.com

**Burt Fealing**
Vice President, Corporate Secretary
burt.fealing@supervalu.com

**For corporate headquarters, please contact 952-828-4000.**

## CERTIFICATIONS

The company has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended February 24, 2007, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002. The company has also filed with the New York Stock Exchange the required annual Chief Executive officer certification, without qualification, as required by Section 303A.12(a) to the New York Stock Exchange Listed Company Manual.



SUPERVALU

P.O. Box 990
Minneapolis, MN 55445
(952) 828-4000
www.SUPERVALU.com

END